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As filed with the Securities and Exchange Commission on September 9, 2004

Registration No. 333-117942

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

iPCS, INC.
(Exact Name of Registrant as Specified in Its Charter)

(For Co-registrants, Please See Co-Registrant Information on the Following Page)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4812 (Primary Standard Industrial Classification Code Number)	36-4350876 (I.R.S. Employer Identification No.)
1901 North Roselle Road Schaumburg, Illinois 60195 (847) 885-2833 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Timothy M. Yager
President and Chief Executive Officer
1901 North Roselle Road
Schaumburg, Illinois 60195
Telephone No.: (847) 885-2833
Facsimile No.: (847) 885-7125
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With copies to: Paul W. Theiss, Esq. Robert J. Wild, Esq. Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Street Chicago, Illinois 60603 Telephone No.: (312) 782-0600 Facsimile No.: (312) 701-7711

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The co-registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the co-registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CO-REGISTRANT INFORMATION

Exact name of registrant as specified in its charter	State of incorporation or organization	I.R.S. Employer Identification No.	Primary standard industrial classification code number
iPCS Wireless, Inc.	Delaware	36-4364612	4812
iPCS Equipment, Inc.	Delaware	36-4364609	4812

c/o iPCS, Inc.
1901 North Roselle Road
Schaumburg, Illinois 60195
(847) 885-2833

(Address, including zip code, and telephone number, including area code, of each of the co-registrant's principal executive offices)

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 9, 2004

PROSPECTUS

iPCS, INC.
(as successor by merger to iPCS Escrow Company)

Offer to Exchange $165,000,000 of its
11 1/2% Senior Notes due 2012
for any and all of its outstanding
11 1/2% Senior Notes due 2012

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  The exchange offer expires at 5:00 p.m., New York City time, on                 , 2004, unless extended.

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  The exchange offer is subject only to the conditions that the exchange offer will not violate any applicable law or any interpretation of applicable law by the staff of the SEC.

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  All outstanding notes that are validly tendered and not validly withdrawn will be exchanged.

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  Tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

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  The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

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  We will not receive any proceeds from the exchange offer.

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  The form and terms of the new notes to be issued are substantially identical to your old notes, except that the new notes will not have transfer restrictions and you will not have registration rights.

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  There is no established trading market for the new notes, and we do not intend to apply for listing of the new notes on any securities exchange.

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  Each broker-dealer that receives the new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

        For a discussion of factors that you should consider before you participate in the exchange offer, see "Risk Factors" beginning on page 14 of this prospectus.

        Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September     , 2004.

IMPORTANT NOTICE TO READERS

        You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The information in this prospectus is accurate as of the date on the front cover. Our business, financial condition, results of operations and prospects may have changed since this date and may change again.

FORWARD-LOOKING STATEMENTS

        This prospectus contains statements about future events and expectations that are "forward-looking statements." These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or the negative use of these terms or other comparable terminology. Any statement in this prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements include:

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  statements regarding our anticipated revenues, expense levels, liquidity and capital resources and operating losses; and

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  statements regarding expectations or projections about markets in our territory.

        Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from our expectations, include, but are not limited to:

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  our dependence on our affiliation with Sprint;

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  the ability of Sprint PCS to alter the terms of our affiliation agreements with it, including fees paid or charged to us and other program requirements;

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  our dependence on back office services, such as billing and customer care, provided by Sprint PCS;

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  potential fluctuations in our operating results;

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  changes or advances in technology in general, or specifically related to Sprint and its affiliates;

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  competition in the industry and markets in which we operate;

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  our ability to attract and retain skilled personnel;

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  our potential need for additional capital or the need for refinancing any existing indebtedness;

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  our potential inability to expand our services and related products in the event of substantial increases in demand for these services and related products;

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  the potential impact of wireless local number portability;

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  changes in government regulation;

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  future acquisitions;

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  the competitiveness and impact of Sprint PCS' pricing plans and PCS products and services on us;

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  our subscriber credit quality;

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  the potential for us to experience a continued high rate of subscriber turnover;

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  inaccuracies in our financial information provided to us by Sprint PCS;

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  our rates of penetration in the wireless industry and in our territories;

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  our significant level of indebtedness;

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  the impact and outcome of legal proceedings between other PCS Affiliates of Sprint and Sprint PCS;

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  adequacy of bad debt and other reserves;

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  our anticipated future losses;

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  our subscriber purchasing patterns;

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  subscriber satisfaction with our network and operations;

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  an adequate supply of subscriber equipment to Sprint PCS and to us specifically;

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  risks related to future growth and expansion, including subscriber growth;

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  general economic and business conditions; and

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  effects of mergers and consolidations within the wireless telecommunications industry, particularly business combinations involving Sprint or affiliates of Sprint, and unexpected announcements or developments from others in the wireless telecommunications industry.

        All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. For a discussion of some of these factors, see "Risk Factors," beginning on page 14 of this prospectus.

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MARKET AND OTHER DATA

        Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms and other published independent sources, as well as information provided to us by Sprint PCS. Some data is also based on our good faith estimates, which estimates are derived from our review of internal surveys and independent sources, including information provided to us by Sprint, the U.S. Census Bureau and Kagan World Media. Although we believe these sources are reliable, we have not independently verified the information.

        This prospectus contains trademarks, service marks and trade names of companies and organizations other than us. Other than with respect to Sprint PCS, our use or display of other parties' trade names, trademarks or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name or trademark owners.

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PROSPECTUS SUMMARY

        This summary contains basic information about this exchange offer. This summary does not contain all of the information that may be important to you in deciding whether to participate in the exchange offer. We encourage you to read the entire prospectus, including the information described under the heading "Risk Factors" before you participate in this exchange offer.

        Unless the context otherwise requires, all references in this prospectus to "our," "us" and "we" refer to iPCS, Inc. and its predecessors and subsidiaries as a combined entity, except where it is clear that such terms mean only iPCS, Inc. The term "Reorganization" refers to the confirmation of iPCS, Inc.'s plan of Reorganization under the Bankruptcy Code (the "Plan of Reorganization") and the consummation of the mergers of iPCS Escrow Company and iPCS Escrow Holding Company with and into iPCS, Inc. (collectively, the "Merger").

        In addition, unless the context otherwise requires: (i) "Sprint PCS" refers to Sprint Communications Company, L.P., Sprint Spectrum L.P. and WirelessCo, L.P.; (ii) "Sprint" refers to Sprint Corporation and its affiliates; (iii) a "PCS Affiliate of Sprint" is an entity whose sole or predominant business is operating (directly or through one or more subsidiaries) a personal communications service business pursuant to affiliation agreements with Sprint Spectrum, L.P. and/or its affiliates or their successors; (iv) "Sprint PCS products and services" refers to digital wireless personal communications services, including wireless voice and data services, and related retail products, including handsets, in any case, offered under the Sprint brand name; and (v) "our subscribers" refers to Sprint PCS subscribers who reside in our territory.

        Statements in this prospectus regarding Sprint or Sprint PCS are derived from information contained in our affiliation agreements with Sprint PCS, periodic reports and other documents filed by Sprint and Sprint Spectrum L.P. with the SEC or press releases issued by Sprint or Sprint PCS.

Company Overview

iPCS Escrow Company

        Our predecessor, iPCS Escrow Company, completed on April 30, 2004 the private offering of $165.0 million aggregate principal amount of our 11 1/2% Senior Notes due 2012, which we refer to as the "old notes." iPCS Escrow Company was a recently formed, wholly owned, indirect subsidiary of iPCS, Inc., created solely to issue the old notes and to merge with and into us upon consummation of the transactions provided for in our confirmed Plan of Reorganization. In connection with the Reorganization, iPCS Escrow Company was merged into iPCS, Inc. and the old notes became our unsecured senior obligations and are guaranteed by all of our subsidiaries.

iPCS, Inc.

        We are a PCS Affiliate of Sprint with the exclusive right to provide digital wireless personal communications services, or PCS, under the Sprint brand name in our licensed territory, which includes portions of Illinois, Michigan, Iowa and eastern Nebraska. We launched Sprint PCS products and services in our first market in December 1999 and currently operate in the 40 basic trading areas ("BTAs") assigned to us under our affiliation agreements with Sprint PCS. We offer national calling plans designed by Sprint PCS, as well as local calling plans tailored to our markets. We market Sprint PCS products and services through a number of distribution outlets located in our territory, comprised of our own retail stores, major national distributors, including RadioShack and Best Buy, and our local third party distributors. At June 30, 2004, our licensed territory had a total population, which we refer to as "POPs," of approximately 7.8 million residents, of which our network covered approximately 5.9 million residents, which we refer to as "covered POPs." At June 30, 2004, we had approximately 233,000 subscribers.

        We own and are responsible for building, operating and managing the portion of the nationwide PCS network of Sprint PCS located in our territory. The Sprint PCS Group of Sprint Corporation, along with the PCS Affiliates of Sprint, operates the largest 100% digital, 100% PCS, nationwide wireless network in the United States, with licenses to provide services to an area consisting of approximately 280 million POPs. Our portion of the PCS network of Sprint PCS is designed to offer a seamless connection with the nationwide wireless network of Sprint PCS. Like Sprint PCS, we utilize code division multiple access ("CDMA") technology across our territory. Sprint PCS has notified us that, based on the information we have provided to Sprint PCS, as of March 26, 2004, we have completed the required build-out of our network, including those aspects of the build-out that were not required to be completed until a future date, and we are in compliance with all applicable build-out requirements.

Business Strategy

        We believe that we can achieve greater market penetration in our territory and that we will have the opportunity to accelerate our rate of subscriber growth after the Reorganization. At June 30, 2004, our market penetration of our covered POPs was approximately 4.0%, which is below the 5.7% average of the publicly traded PCS Affiliates of Sprint, as well as Sprint PCS' overall penetration of approximately 8.3%. We believe that our current penetration levels are attributable in part to the steps taken by management prior to the Reorganization to ensure adequate liquidity to continue to operate our business. Post-Reorganization, we intend to increase our sales and marketing activities in order to accelerate the growth of our subscriber base, and we believe that, over time, we can achieve market penetration levels more comparable to the publicly traded PCS Affiliates of Sprint. In addition, we believe our focus on acquiring and retaining prime credit subscribers in our markets, combined with the more favorable terms we achieved under our amended affiliation agreements with Sprint PCS, will enable us to grow profitably in the future. The following are key components of our business strategy:

        Leverage our third generation network and advanced product offerings.    Sprint PCS is the only national wireless carrier offering third generation, or 3G, technology-based services (which we and Sprint PCS brand as "PCS Vision") across its nationwide footprint. PCS Vision allows our subscribers to use their PCS Vision-enabled devices to check e-mail, take, send and receive pictures, play games with full-color graphics and polyphonic sounds and browse the Internet wirelessly. As of June 30, 2004, we have upgraded our network to CDMA one times radio transmission technology, or "1xRTT," enabling us to offer PCS Vision in markets representing approximately 97% of our covered POPs. We believe that PCS Vision provides us with a differentiated product and a competitive advantage in many of our markets where other carriers do not currently offer 3G technology-based services. We also believe this product is a major factor in penetrating the prime credit subscriber segment of our markets and in building a recurring revenue stream from data products. During the nine months ended June 30, 2004, approximately 49% of our gross subscriber additions activated with PCS Vision service plans. As of June 30, 2004, approximately 59,000 subscribers, or approximately 25% of our subscriber base, have PCS Vision service plans. For the nine months ended June 30, 2004, approximately $2.85 of our average revenue per user, or ARPU, was attributable to PCS Vision services, versus $1.05 of ARPU for the same period in fiscal 2003, and we expect this contribution to continue to increase in future periods. Our 1xRTT network platform is also more efficient in processing voice calls, which allows us to reduce the capital expenditures associated with maintaining our quality of service. Our overall blocked and dropped call rates have declined from approximately 2.7% and 1.8%, respectively, for the nine months ended June 30, 2003, to approximately 1.1% and 1.2%, respectively, for the nine months ended June 30, 2004.

        Continue to focus on the quality of our subscriber base.    We have focused our marketing efforts and aligned our sales distribution channels to attract and retain prime credit subscribers to reduce our subscriber turnover, which we call churn. For example, we pay higher commissions for prime credit subscriber activations, and we manage sales to sub-prime credit subscribers through tighter credit policies. We require a deposit from the majority of our sub-prime credit subscribers generally in an amount equal to a spending limit controlled by our real-time billing system, which is currently not less than $125. We also recapture sales commissions paid to third party distributors for subscribers that disconnect within the first 180 days of activation. We believe this charge-back period, which is longer than customary commission charge-back periods, specifically focuses our local third party distributors on higher quality subscribers. In addition, because we offer handset subsidies and other incentives, the majority of new subscribers sign two-year contracts, and the remainder typically sign one-year contracts. For the nine months ended June 30, 2004, 90% of new subscriber additions were activated under two-year contracts. Primarily as a result of these activities, churn has declined from approximately 3.5% for the nine months ended June 30, 2003 to approximately 2.7% for the nine months ended June 30, 2004.

        Expand sales distribution channels.    The expansion of our sales distribution channels, particularly the number of local third party distributors and our company-owned retail stores, is a key strategy to growing our subscriber base post-Reorganization. In connection with our bankruptcy filing, we limited our new subscriber activation volume and subscriber growth to ensure adequate liquidity to meet our financial obligations. Post-Reorganization, we plan to expand our existing distribution channels and accelerate our subscriber growth. At June 30, 2004, we had twelve company-owned retail stores and agreements with 125 local third party distributors. In calendar year 2004, we anticipate opening four additional company-owned retail stores and adding 35 local third party distributors, of which 22 of the local third party distributors are already in place. As we increase our local marketing efforts, we will also continue to benefit from the 96 RadioShacks, 17 Best Buys and 95 stores of other national retailers in our territory that also distribute Sprint PCS products and services.

Competitive Strengths

        Strategic relationship with Sprint PCS.    We believe that our strategic relationship with Sprint PCS provides us with significant competitive advantages. In particular, we believe that our modified affiliation agreements with Sprint PCS allow us to offer high-quality, nationally branded wireless voice and data services for a lower cost and lower capital requirements than would otherwise be possible and provide us a high margin roaming revenue stream from Sprint PCS, Virgin Mobile and other wireless carriers that contract with Sprint PCS for roaming services in our territory. For example, we benefit from Sprint PCS':

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  Strong brand recognition and nationwide advertising. We believe that we benefit from Sprint PCS' national and regional television, radio, print, outdoor and other advertising campaigns.

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  National retailer sales. National retailers with existing distribution relationships with Sprint PCS market Sprint PCS products and services under the highly recognizable Sprint and Sprint PCS brand names in their stores in our territory.

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  Nationwide network. Our subscribers can immediately access Sprint PCS' nationwide network, which includes over 300 major metropolitan areas.

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  Advanced technology. We believe that the CDMA technology used by Sprint PCS offers advantages in capacity and voice quality, as well as access to advanced features, such as Sprint PCS' suite of PCS Vision products.

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  Handset availability and pricing. Sprint PCS' purchasing leverage allows us to acquire the latest innovative handsets more quickly and at a lower cost than we could without our affiliation with Sprint PCS.

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  National reseller agreements. We receive additional revenue as a result of Sprint PCS' relationships with wireless resellers, such as Virgin Mobile, when subscribers of those resellers use our portion of the Sprint PCS network.

        Attractive markets.    We believe we operate in attractive markets with favorable roaming and travel characteristics. Our territory is located near or around several large U.S. urban centers, including Chicago, Illinois; Detroit, Michigan; Des Moines, Iowa; Indianapolis, Indiana; Omaha, Nebraska; and St. Louis, Missouri. Our territory includes significant distances of interstate highways comprising the principal travel corridors between these large urban centers. As a result of our extensive network coverage of the major and secondary highways in our territory, we have consistently received significant roaming revenue from wireless subscribers using our portion of the Sprint PCS network. In addition, our markets include over 40 colleges and universities with a total enrollment of approximately 200,000 students. We believe that the colleges and universities in our markets result in additional subscribers and increased roaming revenue from wireless subscribers using our portion of the Sprint PCS network. These market characteristics have led to a favorable ratio of Sprint PCS subscribers from outside our territory and subscribers of other wireless service providers using our portion of the Sprint PCS network as compared to our subscribers using wireless communications networks outside our territory. During the nine months ended June 30, 2004, the ratio of inbound to outbound roaming with Sprint PCS was approximately 1.3 to 1.

Recent Developments

        Confirmation of Plan of Reorganization.    On July 9, 2004, the Bankruptcy Court confirmed our Plan of Reorganization. The effective date of our Plan of Reorganization was July 20, 2004. iPCS Escrow Company merged with and into us on July 20, 2004. Also on July 20, 2004, Timothy M. Yager, who previously served as our Chief Restructuring Officer during our bankruptcy, was appointed our President and Chief Executive Officer.

        Changes to our affiliation agreements with Sprint PCS.    We have entered into amendments to our affiliation agreements with Sprint PCS effective as of April 1, 2004. These amendments provide us with a number of benefits, including a reduced fixed fee for back office and other services that we are required to purchase from Sprint PCS and an increased reciprocal roaming rate. In addition, we believe that the amendments simplify the way we conduct business with Sprint PCS and provide greater clarity and predictability to the revenue and expenses of our roaming business allowing us to continue to focus on sustaining the growth of our business and improving profitability.

        The amendments combine a number of the services that we are required to purchase from Sprint PCS into two groups, "CCPU service"—or "cash cost per user service"—and "CPGA service"—or "cost per gross addition service." CCPU service includes billing, customer care, operator services and similar back office services. CPGA service includes subscriber activation, credit verification and handset logistics. We were paying Sprint PCS approximately $7.22 per subscriber per month for the six months ended March 31, 2004 for the services included in CCPU service which included credits for the 2003 rates of $1.47 per subscriber. Effective April 1, 2004, the fee for CCPU service per subscriber per month is $7.25 for the remainder of 2004, $7.00 for 2005 and $6.75 for 2006. Effective April 1, 2004, the fee for CPGA service is calculated monthly at a rate of $23.00 multiplied by the gross subscriber additions in our service area. Beginning in January 2007, the fees for CCPU service and CPGA service will be adjusted based on a methodology set forth in the amendments.

        The amendments also establish a fixed reciprocal roaming rate through December 31, 2006 of $0.058 per minute for voice and 2G data minutes, and $0.0020 per kilobyte for 3G data, in each case, for all Sprint PCS subscribers and subscribers of resellers of Sprint PCS service as of the date of the amendments. These fixed rates are more favorable to us than the rates Sprint PCS has established for 2004 for its PCS Affiliates that have not amended their affiliate agreements with Sprint PCS. Beginning in January 2007, the Sprint PCS reciprocal roaming rate for voice and 2G and 3G data will change based on an agreed upon formula.

        The amendments provide us with protective rights to decline to implement certain future program requirement changes that Sprint PCS proposes that would adversely affect our business. The amendments also grant us, through December 2006, the right to amend our affiliation agreements with Sprint PCS to obtain the most favorable terms provided under affiliation agreements with another PCS Affiliate of Sprint of similar size; provided that we must agree to accept all of the terms and conditions set forth in such other agreement. We also have a right of first refusal to build out new coverage within our territory. If we do not exercise this right, then Sprint PCS may build-out the new coverage, or may allow another PCS Affiliate of Sprint to do so, in which case Sprint PCS has the right to manage the new coverage. We exercised an option which as of June 15, 2004 added the Mackinac Island, Michigan market consisting of two BTAs with a total population of approximately 168,000 to our territory.

        For a description of our affiliation agreements with Sprint PCS, and a more detailed discussion of these amendments, see "Business—Our Affiliation Agreements with Sprint PCS."

        Settlement agreement and mutual release with Sprint.    In conjunction with the amendments to our affiliation agreements with Sprint PCS, we agreed to settle our litigation with Sprint PCS and to resolve all previously disputed charges between us and Sprint. As a result, we expect to record a one-time adjustment to reduce cost of service and operations by approximately $0.5 million relating to the resolution of more than $5.6 million of fully reserved, previously disputed charges with Sprint PCS. We expect that the adjustment will reduce cost of service and operations expense by approximately $0.5 million for the three months ended September 30, 2004, and we have paid Sprint PCS approximately $5.1 million in conjunction with related disputed post-petition charges. In addition, the settlement released us from all of our pre-petition claims owed to Sprint PCS.

        Wireless local number portability.    As mandated by the Federal Communications Commission, on November 24, 2003, wireless local number portability, or WLNP, became effective in the 100 largest metropolitan statistical areas ("MSAs") in the United States. WLNP allows a wireless subscriber to switch wireless carriers but keep his or her wireless telephone number. On May 24, 2004, WLNP became effective in all markets. To date, WLNP has had a slight negative impact on our operations.

Additional Information

        Our principal executive office is located at 1901 North Roselle Road, Schaumburg, Illinois 60195. Our telephone number is (847) 885-2833.

The Exchange Offer

        We sold $165.0 million of our 11 1/2% senior notes due 2012 to the initial purchasers on April 30, 2004. The initial purchasers resold those notes in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act").

        We entered into a registration rights agreement with the initial purchasers on April 30, 2004 in which we agreed, among other things, to:

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  file a registration statement with the SEC relating to the exchange offer by the later of (1) August 28, 2004 (which is 120 days after the issuance of the old notes) and (2) August 23, 2004 (which is 45 days after the confirmation of the Plan of Reorganization);

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  deliver to you this prospectus;

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  cause the registration statement, which includes this prospectus, to become effective on or prior to the later of November 26, 2004 (which is 210 days after the issuance of the old notes) and November 21, 2004 (which is 135 days after confirmation of the Plan of Reorganization); and

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  complete the exchange offer within 30 business days after the registration statement becomes effective.

        You are entitled to exchange your old notes for new registered 11 1/2% senior notes due 2012 with substantially identical terms as the old notes. If we do not complete the exchange offer on or before 30 business days after the registration statement becomes effective, we are required to pay liquidated damages. You should read the discussion under the heading "The Exchange Offer—Purpose and Effect; Registration Rights" and "Description of New Notes" for further information regarding the new notes that we are offering in exchange for your old notes. Whenever we use the term "notes', we are referring to both the old and the new notes.

        We believe that you may resell the new notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under "The Exchange Offer." You should read that section for further information regarding the exchange offer.

Summary of the Terms of the Exchange Offer

        The exchange offer relates to the exchange of up to $165.0 million aggregate principal amount of old notes for an equal aggregate principal amount of registered new notes. The new notes will be obligations of iPCS, Inc. and will be governed by the same indenture that governs the old notes.

New Notes	We are offering registered 11 1/2% senior notes due 2012 for your notes. The form and terms of the new notes and your old notes are substantially identical, except:
• the new notes will be registered under the Securities Act;
• the new notes will not bear any legends restricting transfer; and
• except under limited circumstances, your rights under the registration rights agreement, including your right to receive liquidated damages, will terminate.
The Exchange Offer
We are offering to exchange an aggregate of $165.0 million principal amount of our new notes for $165.0 million of our old notes. Old notes may be tendered in integral multiples of $1,000 principal amount. As of the date of this prospectus, $165.0 million aggregate principal amount of the old notes is outstanding.
Expiration Date	You have until 5:00 p.m., New York City time, on , 2004 to validly tender your old notes if you want to exchange your old notes for new notes. We may extend that date under certain conditions.
Conditions of the Exchange Offer; Extensions; Amendments
The exchange offer is not subject to any conditions other than that it does not violate applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned upon any minimal principal amount of old notes being tendered. We may waive any condition or amend the terms of the exchange offer. If we materially amend the exchange offer, we will notify you.

We may also delay or extend the exchange offer and, if the above conditions are not met, we may terminate the exchange offer. We will notify you of any delay, extension or termination of the exchange offer.
Interest
You will receive interest on the new notes from the date interest was last paid on your old notes. If no interest was paid on your old notes, you will receive interest from April 30, 2004. If your old notes are exchanged for new notes, you will not receive any accrued interest on your old notes.
Procedures for Tendering Old Notes; Special Procedures for Beneficial Owners
If you want to participate in the exchange offer, you must transmit a properly completed and signed letter of transmittal, and all other documents required by the letter of transmittal, to the exchange agent. Please send these materials to the exchange agent at the address set forth in the accompanying letter of transmittal prior to 5:00 p.m., New York City time, on the expiration date. You must also send one of the following:
	•	certificates of your old notes;
	•	a timely confirmation of book-entry transfer of your old notes into the exchange agent's account at The Depository Trust Company; or
	•	the items required by the guaranteed delivery procedures described below.

If you are a beneficial owner of your old notes and your old notes are registered in the name of a nominee, such as a broker, dealer, commercial bank or trust company, and you wish to tender your old notes in the exchange offer, you should instruct your nominee to promptly tender the old notes on your behalf.

If you are a beneficial owner and you want to tender your old notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, make appropriate arrangements to either register ownership of your old notes in your name or obtain a properly completed bond power from the registered holder of your old notes.
By executing the letter of transmittal, you will represent to us that:
	•	you are not our "affiliate" (as defined in Rule 405 under the Securities Act);
	•	you will acquire the new notes in the ordinary course of your business;
	•	you are not a broker-dealer that acquired your notes directly from us in order to resell them pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act;
	•	if you are a broker-dealer that acquired your notes as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of new notes; and
	•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the new notes.
If your old notes are not accepted for exchange for any reason, we will return your old notes to you at our expense.
Guaranteed Delivery Procedures	If you wish to tender your old notes and:
	•	your old notes are not immediately available;
	•	you are unable to deliver on time your old notes or any other document that you are required to deliver to the exchange agent; or
	•	you cannot complete the procedures for delivery by book-entry transfer on time;

then you may tender your old notes according to the guaranteed delivery procedures that are discussed in the letter of transmittal and in "The Exchange Offer—Guaranteed Delivery Procedures."
Acceptance of Old Notes and Delivery of New Notes
We will accept all old notes that you have properly tendered on time when all conditions of the exchange offer are satisfied or waived. The new notes will be delivered promptly after we accept the old notes.
Withdrawal Rights	You may withdraw tenders of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.
The Exchange Agent	U.S. Bank National Association is the exchange agent. Its address and telephone number are set forth in "The Exchange Offer—The Exchange Agent; Assistance."
Fees and Expenses	We will pay all expenses relating to the exchange offer and compliance with the registration rights agreement. We will also pay certain transfer taxes, if applicable, relating to the exchange offer.
Resales of New Notes
We believe, based on an interpretation by the staff of the SEC contained in no-action letters issued to third parties in other transactions, that the new notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery requirements of the Securities Act if:
• you are not our "affiliate" (as defined in Rule 405 under the Securities Act);
• you acquire the new notes in the ordinary course of your business;
• you are not a broker-dealer that purchased old notes from us to resell them pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act; and
• you are not participating, and have no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of the new notes.

You should read the information under the heading "The Exchange Offer—Resales of the New Notes" for a more complete description of why we believe that you can freely transfer new notes received in the exchange offer without registration or delivery of a prospectus.

All broker-dealers that are issued new notes for their own accounts in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that they will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. If you are a broker-dealer and are required to deliver a prospectus, you may use this prospectus for an offer to resell, a resale or other transfer of the new notes.
Certain Tax Considerations
The issuance of the new notes will not constitute a taxable exchange for U.S. federal income tax purposes. You will not recognize any gain or loss upon receipt of the new notes. See "Certain United States Federal Income Tax Considerations."
Registration Rights Agreement
In connection with the sale of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes that grants the holders of the old notes registration rights. As a result of making and consummating this exchange offer, we will have fulfilled most of our obligations under the registration rights agreement. If you do not tender your old notes in the exchange offer, you will not have any further registration rights under the registration rights agreement or otherwise unless you were not eligible to participate in the exchange offer or do not receive freely transferable new notes in the exchange offer. See "The Exchange Offer—Purpose and Effect; Registration Rights."

Consequences of Not Exchanging Old Notes

        If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the restrictions on transfer contained in the legend on the old notes. In general, the old notes may not be offered or sold unless they are registered under the Securities Act. However, you may offer or sell your old notes under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Terms of the New Notes

Issuer	iPCS, Inc., as successor by merger to iPCS Escrow Company, which was merged with and into iPCS, Inc. upon consummation of the Reorganization.
Securities Offered	$165,000,000 aggregate principal amount of senior notes due 2012.
Maturity Date	May 1, 2012.
Interest	11 1/2% per annum, payable semi-annually on May 1 and November 1, commencing November 1, 2004.
Ranking	The new notes will be:
• senior unsecured obligations of iPCS, Inc.;
• equal in right of payment to all of iPCS, Inc.'s existing and future unsubordinated debt; and
• senior in right of payment to all of iPCS, Inc.'s existing and future unsubordinated debt

At March 31, 2004, after giving pro forma effect to the Reorganization, we would have had indebtedness outstanding of approximately $0.4 million for capital leases that rank equally in right of payment to the new notes, and no other secured or subordinated indebtedness outstanding.

Subsidiary Guarantees
The new notes will be jointly and severally guaranteed on a senior basis by all of iPCS, Inc.'s existing and future domestic restricted subsidiaries. The guarantees will be unsecured obligations of iPCS, Inc.'s subsidiary guarantors and will be:
	•	senior in right of payment to all of the subsidiary guarantor's existing and future subordinated debt; and
	•	equal in right of payment to all existing and future unsecured senior debt of each subsidiary guarantor. See "Description of New Notes—Guarantees."
Optional Redemption
At any time prior to May 1, 2007, we may redeem up to 35% of the aggregate principal amount of the new notes originally issued at a redemption price of 111.500% of the principal amount as of the date of redemption plus accrued and unpaid interest and liquidated damages, if any, with the net proceeds of certain equity offerings; provided that at least 65% of the principal amount of the new notes originally issued remains outstanding immediately after the redemption.
See "Description of New Notes—Optional Redemption."

On or after May 1, 2008, we may redeem all or part of the new notes at various redemption prices set forth under "Description of New Notes—Optional Redemption," together with accrued and unpaid interest and liquidated damages, if any, to the date of redemption.
Change of Control
If we experience a change of control, we will be required to make an offer to repurchase the new notes at a price equal to 101% of the principal amount, together with accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. See "Description of New Notes — Repurchase at the Option of Holders."
Certain Covenants
The indenture that will govern the new notes will contain covenants that, among other things and subject to important exceptions, will limit our ability and the ability of our restricted subsidiaries to:
	•	incur or guarantee additional indebtedness;
	•	sell assets;
	•	pay dividends, redeem capital stock or make other restricted payments or investments;
	•	create liens on assets;
	•	merge, consolidate or dispose of all or substantially all of our assets;
	•	enter into transactions with affiliates; and
	•	place restrictions on the ability of subsidiaries to pay dividends or make other payments to us. See "Description of New Notes—Certain Covenants."

Risk Factors

        See "Risk Factors" for a discussion of certain risks relating to an investment in the new notes.

SUMMARY HISTORICAL FINANCIAL INFORMATION

        We derived the following statement of operations data for each of the years ended September 30, 2003 and 2002 and for the nine months ended September 30, 2001 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the following statement of operations and balance sheet data as of June 30, 2004 and for the nine months ended June 30, 2004 and 2003 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements include all adjustments, consisting only of normal accruals, that management considers necessary for a fair presentation of financial position and results of operations for the unaudited interim periods. Operating results for the nine months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 2004. Our consolidated financial statements included in this prospectus have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Our consolidated financial statements as of September 30, 2003 and for the year then ended and for the nine months ended September 30, 2001 were audited by Deloitte & Touche LLP, independent registered public accounting firm. Our consolidated financial statements as of September 30, 2002 and for the year then ended were audited by KPMG LLP, independent registered public accounting firm. The reports of Deloitte and KPMG each include an explanatory paragraph which states that there is substantial doubt about our ability to continue as a going concern. Additionally, the reports of Deloitte include an explanatory paragraph which states that the consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. We believe that the issues that caused our independent registered public accounting firms to doubt our ability to continue as a going concern, as well as the uncertainty related to the bankruptcy proceedings, are addressed by the Reorganization.

        The summary historical financial information set forth below should be read in conjunction with our audited and unaudited consolidated financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Historical Financial Information" and, in each case, any related notes thereto, and "Experts" included elsewhere in this prospectus.

	Nine Months Ended September 30,	Year Ended September 30,		Nine Months Ended June 30,
	2001	2002	2003	2003	2004
	(dollars in thousands)
Statement of Operations Data:
Revenues:
Service revenue	$47,180	$116,187	$145,249	$108,989	$107,097
Roaming revenue	25,309	47,303	44,220	32,202	34,393
Equipment and other revenue	5,023	6,931	4,824	3,645	4,372

Total revenues	77,512	170,421	194,293	144,836	145,862
Operating expenses:
Cost of service and roaming	(60,496)	(128,512)	(130,065)	(100,323)	(83,230)
Cost of equipment	(14,275)	(20,484)	(11,797)	(9,277)	(12,801)
Selling and marketing	(24,862)	(44,727)	(27,343)	(21,811)	(20,976)
General and administrative expense(a)	(8,635)	(24,930)	(5,546)	(4,597)	(3,550)
Reorganization expenses(b)	—	—	(31,093)	(29,225)	(7,893)
Depreciation and amortization	(15,385)	(37,602)	(40,548)	(30,786)	(28,596)
Impairment of goodwill, intangibles and property and equipment(c)	—	(61,068)	—	—	—
Gain (loss) on disposal of property and equipment	467	(6,318)	(474)	(471)	(13)
Non-cash stock compensation	(1,530)	(3,985)	—	—	—

Total operating expenses	(124,716)	(327,626)	(246,866)	(196,490)	(157,059)

Operating loss	(47,204)	(157,205)	(52,573)	(51,654)	(11,197)
Interest income	3,537	604	70	54	263
Interest expense	(16,995)	(26,154)	(20,301)	(17,966)	(10,142)
Other income (expense), net	3	56	(63)	(64)	7

Loss before the cumulative effect of a change in accounting principle	(60,659)	(182,699)	(72,867)	—	—
Cumulative effect of a change in accounting principle(d)	—	4,335	—	—	—

Net loss	$(60,659)	$(178,364)	$(72,867)	$(69,630)	$(21,069)

	Nine Months Ended September 30,	Year Ended September 30,		Nine Months Ended June 30,
	2001	2002	2003	2003	2004
Other Data:
Covered POPs at the period end (in millions)	5.0	5.6	5.9	5.9	5.9
Subscribers at period end	134,927	215,694	220,107	223,877	233,036
Average monthly churn(e)	1.5%	3.0%	3.4%	3.5%	2.7%
ARPU(e)	$56.96	$54.95	$53.36	$52.99	$53.04
CPGA(e)	$328	$381	$345	$338	$378
CCPU(e)	$59.02	$46.82	$38.18	$39.43	$32.34
Capital expenditures (in thousands)	$98,394	$71,778	$13,395	$11,140	$8,643
As of June 30, 2004
(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$18,771
Property and equipment, net	149,427
Total assets	377,022
Total current liabilities	173,491
Total liabilities not subject to compromise	350,285
Liabilities subject to compromise(f)	227,383
Stockholder's equity (deficiency)	(200,646)

(a)
General and administrative expenses for the nine months ended September 30, 2001 and the year ended September 30, 2002 included approximately $2.4 million and $18.4 million, respectively, of expenses related to AirGate PCS, Inc.'s acquisition of us on November 30, 2001.
(b)
Reorganization expenses relate to expenses incurred and amounts accrued as a direct result of our Chapter 11 filing and include professional fees, adjustments to carrying value of debt, employee severance payments, employee retention payments, lease termination accruals and other items. Reorganization items are separately identified in the notes to our consolidated financial statements included elsewhere in this prospectus.
(c)
In 2002, we recorded an impairment charge of approximately $8.1 million as a result of our annual impairment testing of goodwill as required by SFAS No. 142. In addition, we recorded impairment charges of approximately $53.0 million under SFAS No. 144, which consisted of approximately $23.6 million of intangible assets and approximately $29.4 million of property and equipment. As of September 30, 2003, the carrying value of goodwill and intangible assets was zero.
(d)
In connection with AirGate's acquisition of us on November 30, 2001, we changed our method of recognizing interest expense on our existing senior discount notes effective as of October 1, 2001. The cumulative effect of this change in accounting for the periods through September 30, 2001 was a reduction in the carrying value of the existing senior discount notes by approximately $4.3 million, along with a corresponding decrease in our net loss.
(e)
For a definition of operating metrics, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Definitions of Operating Metrics."
(f)
Amount includes approximately $206.7 million related to our existing senior discount notes and other amounts owed to Sprint and other creditors. See notes to our consolidated financial statements included elsewhere in this prospectus for further information.

RISK FACTORS

        You should carefully consider the following risk factors in addition to other information contained in this prospectus before acquiring the new notes offered hereby.

Risks Related to Our Business, Strategy and Operations

Our substantial leverage could adversely affect our financial health.

        We are highly leveraged. As of June 30, 2004, after giving effect to the Reorganization, our total outstanding debt, including capital lease obligations, would have been approximately $165.4 million. As of that date, such indebtedness represented approximately 63.5% of our total pro forma capitalization. The indenture that will govern the new notes offered hereby will permit us and our subsidiaries to incur additional indebtedness subject to certain limitations, which could further exacerbate the risks associated with our leverage. If we incur additional indebtedness that ranks equally with the new notes, the holders of that debt will be entitled to share ratably with the holders of the new notes, respectively, in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us.

        Our substantial indebtedness could adversely affect our financial health by, among other things:

  •
  increasing our vulnerability to adverse economic conditions;

  •
  limiting our ability to obtain any additional financing we may need to operate, develop and expand our business;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  requiring us to dedicate a substantial portion of any cash flow from our operating activities to service our debt, which reduces the funds available for operations and future business opportunities; and

  •
  potentially making us more highly leveraged than our competitors, which could decrease our ability to compete in our industry.

        The ability to make payments on our debt will depend upon our future operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If the cash flow from our operating activities is insufficient, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms in a timely manner or at all. The indenture that will govern the new notes offered hereby will limit our ability to take several of these actions. Our failure to generate sufficient funds to pay our debts or to successfully undertake any of these actions could, among other things, materially adversely affect the market value of the new notes and our ability to repay our obligations under such new notes.

We recently emerged from bankruptcy and we have a history of net losses. We may incur additional losses in the future, and our operating results could fluctuate significantly on a quarterly and annual basis. As a result, we may be unable to pay amounts due under the new notes, and you could lose all or part of your investment.

        We emerged from bankruptcy on July 20, 2004. We sustained net losses of $21.1 million for the nine months ended June 30, 2004 and $72.9 million for the year ended September 30, 2003. Our earnings were insufficient to cover our fixed charges by $19.6 million for the nine months ended June 30, 2004 and $71.1 million for the year ended September 30, 2003. Our future operating profitability and cash flows from operating activities will depend upon many factors, including, among others, our ability to market Sprint PCS products and services, achieve projected market penetration and manage subscriber turnover rates. If we do not achieve and maintain operating profitability and positive cash flows from operating activities, we may be unable to make interest or principal payments on the new notes, and you could lose all or part of your investment.

        In addition, our future operating results and cash flows will be subject to quarterly and annual fluctuations due to many factors, some of which are outside our control. These factors include increased costs we may incur in connection with the further development, expansion and upgrade of our wireless network and fluctuations in the demands for our services. We cannot assure you that we will achieve or sustain profitability. To the extent our quarterly or annual results of operations fluctuate significantly, we will be unable to pay amounts due under the new notes, and you could lose all or part of your investment.

It is our strategy to accelerate our subscriber growth, which may negatively affect our near term profitability.

        During the year ended September 30, 2003 and the nine months ended June 30, 2004, we experienced overall declining net subscriber growth compared to periods prior to fiscal year 2003. We limited new subscriber activation volume to ensure adequate liquidity to meet our financial obligations. As a means to conserve cash in fiscal 2003, we closed 15 company-owned retail stores and cancelled 21 agreements with local third party distributors, thereby reducing our retail presence in a number of our markets. As we seek to accelerate our subscriber growth, we will incur significant up-front subscriber acquisition expenses, which initially will result in reduced levels of cash flows from operating activities as compared to our most recent prior periods. In addition, to the extent our subscriber growth includes a higher percentage of sub-prime credit subscribers, our churn and bad debt expense may increase.

Potential mergers and acquisitions or territory expansions may require us to incur substantial additional debt and integrate new technologies, operations and services, which may be costly and time consuming.

        We may evaluate expansion opportunities and, subject to the availability of financing, may strategically expand our territory. In addition, a number of similarly situated PCS Affiliates of Sprint may benefit from combined operations. Accordingly, we expect to continually evaluate opportunities for mergers or the acquisition of businesses that are intended to complement or extend our existing operations. If we acquire additional businesses or territories the market value of our new notes may be adversely effected and we may encounter difficulties that may be costly and time-consuming and slow our growth. For example, we may have to:

  •
  assume and/or incur substantial additional debt to finance the acquisitions and fund the ongoing operations of the acquired companies;

  •
  integrate new operations with our existing operations; or

  •
  divert the attention of our management from other business concerns.

Our financial condition or results of operations will not be comparable to the financial condition or results of operations reflected in our historical financial statements.

        As a result of our emergence from bankruptcy, we are operating our business with a new capital structure and are subject to the fresh-start accounting prescribed by generally accepted accounting principles. As required by fresh-start accounting, assets and liabilities will be recorded at fair value, with the enterprise value being determined in connection with the Reorganization. Certain reported assets do not yet give effect to the adjustments that may result from the adoption of fresh-start accounting and, as a result, could change materially. Accordingly, our financial condition and results of operations from and after the effective date of the Plan of Reorganization will not be comparable to the financial condition or results of operations reflected in our historical consolidated financial statements included elsewhere in this prospectus.

        In addition, in preparing the unaudited pro forma condensed consolidated financial information included in this prospectus, we have made certain assumptions regarding the application of fresh-start accounting principles to our historical financial information. For example, we have made certain assumptions regarding our Reorganization enterprise value and the fair values of identifiable assets and liabilities. When a detailed valuation of our business and all of our identifiable assets and liabilities is completed following the effective date of the Plan of Reorganization, it is possible that such valuation may result in our final Reorganization enterprise value and the final fair value of our identifiable assets and liabilities being different from the amounts used in the preparation of the pro forma consolidated financial statements contained in this prospectus. Therefore, actual amounts of identifiable assets, liabilities and revalued intangibles will differ from the amounts reflected in our pro forma consolidated financial statements. The fair value adjustment to these assets and liabilities may also be amortized to income in different amounts than reflected in the pro forma condensed consolidated financial statements, although this amortization would have no impact on our cash flows. As a result, our consolidated financial statements prepared after we emerge from bankruptcy may be materially different in these respects from those set forth in this prospectus.

The bankruptcy proceeding may adversely affect our ability to engage in transactions.

        Our past inability to meet our obligations that resulted in our bankruptcy filing, or the perception that we may not be able to meet our obligations after we emerge from bankruptcy, could adversely affect our relationships with third parties, as well as our ability to retain or attract high-quality employees. For example, we may have difficulty entering into leases and other agreements related to our operations because of our bankruptcy filing.

If we receive lower revenues or incur more fees than we anticipate for PCS roaming from Sprint PCS, our results of operations may be negatively affected.

        We are paid a fee from Sprint PCS or a PCS Affiliate of Sprint for every minute and kilobyte that Sprint PCS or that affiliate's subscribers use the Sprint PCS network in our territory. Similarly, we pay a fee to Sprint or another PCS Affiliate of Sprint for every minute and kilobyte that our subscribers use the Sprint PCS network outside our territory. The per minute and per kilobyte rates that we receive from Sprint PCS and that we pay to Sprint PCS or another PCS Affiliate of Sprint are the same and are fixed until the end of December 2006. Thereafter, the rate will change, based on an agreed upon formula that may have an adverse effect on us. In addition, Sprint PCS subscribers based in our territory may spend more time outside our territory than we anticipate, and wireless subscribers from outside our territory may spend less time in our territory or may use our services less than we anticipate. As a result, we may receive less Sprint PCS roaming revenue and/or have to pay more in Sprint PCS roaming fees than we collect in Sprint PCS roaming revenue. Our ratio of inbound to outbound roaming with Sprint PCS was approximately 1.3 to 1 for the nine months ended June 30, 2004. We expect this ratio to decline over time as our subscriber base continues to grow.

Roaming revenue from subscribers of wireless communications providers other than Sprint PCS and PCS Affiliates of Sprint may decline in the future.

        We derive a significant amount of roaming revenue from wireless communications providers other than Sprint PCS and PCS Affiliates of Sprint for permitting their subscribers to roam on our network when they are in our territory. For fiscal year 2003 and the nine months ended June 30, 2004, approximately 19% and 14%, respectively, of our roaming revenue was attributable to revenue derived from these other wireless communications providers. We do not have agreements directly with these providers. Instead, we rely on roaming arrangements that Sprint PCS has negotiated. Sprint PCS may negotiate roaming arrangements with other wireless communications providers at rates that are lower than current rates, resulting in a decrease in our roaming revenue. If the rates offered by Sprint PCS are not attractive, these other wireless communications providers may decide to build-out their own networks in our territory and compete with us directly or enter into roaming arrangements with our competitors who also already have networks in our territory. The loss of all or a significant portion of this roaming revenue would have a material adverse effect on our financial condition and operating results. Roaming revenue from subscribers of wireless communications providers other than Sprint PCS and PCS Affiliates of Sprint may also decline as a result of decreased roaming traffic in our territory if our quality of service does not continue to meet designated technical and quality standards or if we are unable to control fraudulent use.

Our roaming arrangements may not be competitive with other wireless communications providers, which may restrict our ability to attract and retain subscribers and thus may adversely affect our operations.

        We do not have agreements directly with other wireless service providers for roaming coverage outside our territory. Instead, we rely on roaming arrangements that Sprint PCS has negotiated with other wireless communications providers for coverage in these areas. Some risks related to these arrangements are as follows:

  •
  the arrangements may not benefit us in the same manner that they benefit Sprint PCS;

  •
  the quality of the service provided by another provider during a roaming call may not approximate the quality of the service provided by Sprint PCS;

  •
  the price of a roaming call may not be competitive with prices charged by other wireless companies for roaming calls;

  •
  customers must end a call in progress and initiate a new call when leaving the Sprint PCS network and entering another wireless network;

  •
  Sprint PCS subscribers may not be able to use advanced PCS features from Sprint PCS, such as PCS Vision, while roaming;

  •
  Sprint PCS or the carriers providing the service may not be able to provide us with accurate billing information on a timely basis; and

  •
  if Sprint PCS subscribers do not have a similar wireless experience as when they are on the PCS network of Sprint PCS, we may lose current subscribers and Sprint PCS products and services may be less attractive to potential new subscribers.

Unauthorized use of, or interference with, the Sprint PCS network in our territory could disrupt our service and increase our costs.

        We may incur costs associated with the unauthorized use of the Sprint PCS network in our territory, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraudulent use of the Sprint PCS network in our territory may impact interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for fraudulent roaming.

If we lose the right to install our equipment on wireless towers or are unable to renew expiring leases for wireless towers on favorable terms or at all, our business and results of operations could be adversely impacted.

        Approximately 86% of our base stations are installed on leased tower facilities that may be shared with one or more other wireless communications providers. We expect this percentage to increase to nearly 100% if we are successful in selling our remaining currently owned towers. In addition, a large portion of these leased tower sites are owned by a few tower companies. If a master agreement with one of these tower companies were to terminate, or if one of these tower companies were unable to support the use of its tower sites by us, we would have to find new sites or may be required to rebuild the affected portion of our network. In addition, the concentration of our tower leases with a limited number of tower companies could adversely affect our results of operations and financial condition if any of our operating subsidiaries is unable to renew its expiring leases with these tower companies either on favorable terms or at all. If any of the tower leasing companies that we do business with should experience severe financial difficulties, or file for bankruptcy protection, our ability to use our towers could be adversely affected. That, in turn, would adversely affect our revenues and financial condition if a material number of towers were involved.

The technology that we use may become obsolete, which would limit our ability to compete effectively within the wireless telecommunications industry.

        The wireless telecommunications industry is experiencing significant technological change. We employ CDMA digital technology, the digital wireless communications technology selected by Sprint PCS and certain other carriers for their nationwide networks. Other carriers employ other technologies, such as TDMA, GSM and iDEN, for their nationwide networks. If another technology becomes the preferred industry standard, we would be at a competitive disadvantage and competitive pressures may require Sprint PCS to change its digital technology, which in turn could require us to make changes to our network at substantial cost. We may be unable to respond to these pressures and implement new technology on a timely basis or at an acceptable cost. We may also lose subscribers if we fail to implement significant technological changes evidenced by the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Additionally, we may be required to make additional capital expenditures to upgrade base stations on certain towers in our Michigan markets as a result of the expected obsolescence of the Lucent Technologies mini-cell technology we employ on the towers.

The loss of the officers and skilled employees upon whom we depend to operate our business could adversely affect our results of operations.

        Our business is managed by a small number of executive officers. We believe that our future success will depend in part on our continued ability to retain these executive officers and to attract and retain other highly qualified technical and management personnel. Notwithstanding our employment agreements with certain of our executives, we may not be successful in retaining key personnel or in attracting and retaining other highly qualified technical and management personnel. The loss of the officers and skilled employees upon whom we depend to operate our business could adversely affect our results of operations.

Risks Related to Our Relationship with Sprint PCS

Our ability to conduct our business would be severely restricted if Sprint PCS terminates our affiliation agreements.

        Our relationship with Sprint PCS is governed by our affiliation agreements with it. As we do not own any licenses to operate a wireless network, our business depends on the continued effectiveness of these affiliation agreements. Sprint PCS may be able to terminate our affiliation agreements with it if we materially breach the terms of the agreements. These terms include operational and network requirements that are extremely technical and detailed and apply to each retail store, cell site and switch site. Many of these operational and network requirements can be changed by Sprint PCS, in certain cases, with little notice. As a result, we may not always be in compliance with all requirements of our affiliation agreements with Sprint PCS. Sprint PCS conducts periodic audits of compliance with various aspects of its program guidelines and identifies issues it believes need to be addressed. There may be substantial costs associated with remedying any noncompliance, and such costs may adversely affect our operating results and cash flows. If Sprint PCS terminates or fails to renew our affiliation agreements or fails to perform its obligations under those agreements, our ability to conduct business would be severely restricted.

If we materially breach our affiliation agreements with Sprint PCS, Sprint PCS may have the right to purchase our operating assets at a discount to market value.

        Our affiliation agreements with Sprint PCS require that we provide network coverage to a minimum network coverage area within specified time frames and that we meet and maintain Sprint PCS' technical and customer service requirements. A failure by us to meet Sprint PCS' technical or customer service requirements contained in the affiliation agreements, among other things, would constitute a material breach of the agreements, which could lead to their termination by Sprint PCS. We may amend our affiliation agreements with Sprint PCS in the future to expand our network coverage. Our affiliation agreements with Sprint PCS provide that upon the occurrence of an event of termination caused by our breach of such agreements, Sprint PCS has the right to, among other things, purchase our operating assets without stockholder approval and for a price equal to 72% of our "entire business value." See "Business—Our Affiliation Agreements with Sprint PCS" for a description of how we calculate our entire business value.

Sprint PCS may make decisions that could increase our expenses and/or our capital expenditure requirements, reduce our revenues or make our affiliate relationships with Sprint PCS less advantageous than expected.

        Under our affiliation agreements with Sprint PCS, Sprint PCS has a substantial amount of control over factors that significantly affect the conduct of our business. Accordingly, subject to newly established limits set forth in the amendments to our affiliation agreements with Sprint PCS, Sprint PCS may make decisions that adversely affect our business, such as the following:

  •
  Sprint PCS prices its national calling plans based on its own objectives and could set price levels or change other characteristics of its plans in a way that may not be economically advantageous for our business; and

  •
  Sprint PCS may alter its network and technical requirements or request that we build out additional areas within our territory, which could result in increased equipment and build-out costs or in Sprint PCS building out that area itself or assigning it to another PCS Affiliate of Sprint.

Certain provisions of our affiliation agreements with Sprint PCS may diminish our value and restrict the sale of our business.

        Under specific circumstances and without stockholder approval, Sprint PCS may purchase our operating assets or capital stock at a discount. In addition, Sprint PCS must consent to any transaction pursuant to which iPCS, Inc. is no longer the "ultimate parent" of iPCS Wireless, Inc., our operating subsidiary that is the party to the affiliation agreements with Sprint PCS, and must consent to any assignment by us of our affiliation agreements with it. Sprint PCS also has a right of first refusal if we decide to sell our operating assets to a third party. We are also subject to a number of restrictions on the transfer of our business, including a prohibition on the sale of our operating assets to competitors of Sprint. These restrictions and the other restrictions contained in our affiliation agreements with Sprint PCS restrict our ability to sell our business, may reduce the value a buyer would be willing to pay for our business, and may reduce our "entire business value."

Problems with Sprint PCS' internal support systems could lead to customer dissatisfaction or increase our costs.

        We rely on Sprint PCS' internal support systems, including customer care, billing and back office support. Sprint PCS has recently announced it entered into business process outsourcing agreements with third parties to provide these services. We cannot assure you that Sprint PCS will be able to successfully add system capacity, that its internal support systems will be adequate or that third parties that Sprint PCS has contracted with can perform their obligations. Problems with Sprint PCS' internal support systems could cause:

  •
  delays or problems in our operations or services;

  •
  delays or difficulty in gaining access to subscriber and financial information;

  •
  a loss of subscribers; and

  •
  an increase in the costs of customer care, billing and back-office services.

        Should Sprint PCS fail to deliver timely and accurate information, this may lead to adverse short-term decisions and inaccurate assumptions in our business plan. It could also adversely affect our cash flows, because Sprint PCS collects our receivables and remits to us a net amount that is based on the financial information it produces for us.

Our costs for internal support systems may increase if Sprint PCS terminates all or part of our service agreements with it.

        The costs for the services provided by Sprint PCS under our affiliation agreements with Sprint PCS relative to billing, customer care and other back-office functions for the nine months ended June 30, 2004 were approximately $12.9 million and for the year ended September 30, 2003 were approximately $18.9 million. Because we incur the majority of these costs on a per subscriber basis, which is fixed until the end of December 2006 and after which will be adjusted by Sprint PCS based on a formula related to Sprint PCS' costs to provide the services, we expect the aggregate cost for such services to increase as the number of our subscribers increases after December 2006. Sprint PCS may terminate any service provided under such agreements upon nine months' prior written notice, but if we desire to continue receiving such service, Sprint PCS has agreed that it will assist us in developing that function internally or locating a third-party vendor that will provide that service. Although Sprint PCS has agreed in such an event to reimburse us for expenses we incur in transitioning to any service internally or to a third-party, if Sprint PCS terminates a service for which we have not developed or are unable to develop a cost-effective alternative, our operating costs may increase beyond our expectations and our operations may be interrupted or restricted. We do not currently have a contingency plan if Sprint PCS terminates a service we currently receive from it.

If Sprint PCS does not maintain control over its licensed spectrum, our affiliation agreements with Sprint PCS may be terminated.

        Sprint PCS, not us, owns the licenses necessary to provide wireless services in our territory. The FCC requires that licensees like Sprint PCS maintain control of their licensed systems and not delegate control to third party operators or managers without the FCC's consent. Our affiliation agreements with Sprint PCS reflect an arrangement that the parties believe meets the FCC requirements for licensee control of licensed spectrum. However, if the FCC were to determine that any of our affiliation agreements with Sprint PCS need to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreements to comply with applicable law. If we cannot agree with Sprint PCS to modify the agreements, those agreements may be terminated. If the agreements are terminated, we would no longer be a part of the PCS network of Sprint PCS and we would not be able to conduct our business.

The FCC may fail to renew the Sprint PCS wireless licenses under certain circumstances, which would prevent us from providing wireless services.

        Sprint PCS' wireless licenses are subject to renewal and revocation by the FCC. The Sprint PCS wireless licenses in our territory will expire in 2005 and 2007 but may be renewed for additional ten-year terms. The FCC has adopted specific standards that apply to wireless personal communications services license renewals. Any failure by Sprint PCS or us to comply with these standards could result in the non-renewal of the Sprint PCS licenses for our territory. Additionally, if Sprint PCS does not demonstrate to the FCC that Sprint PCS has met the construction requirements for each of its wireless personal communications services licenses, it can lose those licenses. If Sprint PCS loses its licenses in our territory for any of these reasons, we and our subsidiaries would not be able to provide wireless services without obtaining rights to other licenses. If Sprint PCS loses its licenses in another territory, Sprint PCS or the applicable PCS Affiliate of Sprint would not be able to provide wireless services without obtaining rights to other licenses and our ability to offer nationwide calling plans would be diminished and potentially more costly.

We rely on Sprint PCS for a substantial amount of our financial information. If that information is not accurate, our ability to accurately report our financial data could be adversely affected, and the investment community could lose confidence in us.

        Under our affiliation agreements, Sprint performs our billing, customer care and collections, national network systems support, inventory logistics, long distance transport and national third party sales support. The data provided by Sprint related to these functions they perform for us is the primary source for our service revenue and for a significant portion of our cost of service and roaming, and selling and marketing expenses included in our statement of operations. We use this data to record our financial results and prepare our financial statements. If we later find errors in that data provided to us, we may be required to restate our financial statements. If that occurs as to us or any other PCS Affiliate of Sprint, investors and securities analysts may lose confidence in us.

If Sprint PCS does not succeed, our business may not succeed.

        In the event of a business combination involving Sprint, we could be adversely affected as a PCS Affiliate of Sprint in various ways that would be beyond our control. In particular, if a business combination is completed involving Sprint, we may incur significant costs associated with minimizing any customer confusion in the event the Sprint and Sprint PCS brand names are not retained by the successor entity. Any diminution in brand recognition or loyalty could cause a decrease in our revenues. If Sprint has a significant disruption to its business plan or network, fails to operate its business in an efficient manner or suffers a weakening of its brand name, our operations and profitability would likely be negatively impacted. If Sprint should have significant financial problems, including bankruptcy, our business would suffer material adverse consequences, which could include termination or revision of our affiliation agreements with Sprint PCS.

If other PCS Affiliates of Sprint have financial difficulties, the PCS network of Sprint PCS could be disrupted.

        The national PCS network of Sprint PCS is a combination of networks. The large metropolitan areas are operated by Sprint, and the areas in between them are operated by PCS Affiliates of Sprint, all of which are independent companies like us. We believe that most, if not all, of these companies have incurred substantial debt to pay the large cost of building out their networks. If other PCS Affiliates of Sprint experience financial difficulties, the PCS network of Sprint could be disrupted in the territories of those PCS Affiliates of Sprint. Material disruptions in the PCS network of Sprint PCS could have a material adverse effect on our ability to attract and retain subscribers. If the affiliation agreements of those PCS Affiliates of Sprint are like ours, Sprint PCS would have the right to step in and operate the affected territory. However, this right could be delayed or hindered by legal proceedings, including any bankruptcy proceeding related to the affected PCS Affiliate of Sprint. In addition to us, another PCS Affiliate of Sprint has declared bankruptcy, alleging that Sprint violated its agreements with the PCS Affiliate, and others have experienced financial difficulties which have led to the reorganization of their debt obligations. In each case, we believe that there has been no material disruption of the PCS network of Sprint PCS to date.

We may have difficulty in obtaining an adequate supply of certain handsets from Sprint PCS, which could adversely affect our results of operations.

        We depend on our relationship with Sprint PCS to obtain handsets and other wireless devices. Sprint PCS orders handsets and other wireless devices from various manufacturers. We could have difficulty obtaining specific types of handsets in a timely manner if:

  •
  Sprint PCS does not adequately project the need for handsets for itself, its PCS Affiliates and its other third party distribution channels, particularly in transition to new technologies, such as third generation, or "3G," technology;

  •
  Sprint PCS gives preference to other distribution channels;

  •
  we do not adequately project our need for handsets or other wireless devices;

  •
  Sprint PCS modifies its handset logistics and delivery plan in a manner that restricts or delays our access to handsets; or

  •
  there is an adverse development in the relationship between Sprint PCS and its suppliers or vendors.

        The occurrence of any of the foregoing could disrupt our customer service and/or result in a decrease in our subscribers, which could adversely affect our results of operations.

Risks Related to the Wireless Telecommunications Industry

We may experience a high rate of subscriber turnover, which would adversely affect our financial performance.

        Significant competition in our industry and general economic conditions may cause our future churn rate to be higher than our historical rate. Factors that may contribute to higher churn include:

  •
  inability or unwillingness of subscribers to pay, resulting in involuntary deactivations, which accounted for over 36% of our subscriber deactivations in the nine months ended June 30, 2004;

  •
  subscriber mix and credit class, particularly sub-prime credit subscribers, which accounted for over 37% of our gross subscriber additions for the nine months ended June 30, 2004 and for approximately 24% of our subscriber base as of June 30, 2004;

  •
  attractiveness of our competitors' products, services and pricing;

  •
  network performance and coverage relative to our competitors;

  •
  customer service;

  •
  any increased prices for services in the future; and

  •
  any future changes by us in the products and services we offer or in the terms under which we offer our products or services, especially to sub-prime credit subscribers.

        An additional factor that may contribute to a higher churn rate is implementation of the FCC's WLNP requirement. The FCC regulations relating to WLNP enable wireless subscribers to keep their telephone numbers when switching to another carrier. As of May 24, 2004, all covered Commercial Mobile Radio Service ("CMRS") providers, including broadband PCS, cellular and certain specialized mobile radio ("SMR") licensees, must allow customers to retain, subject to certain geographic limitations, their existing telephone number when switching from one telecommunications carrier to another. We anticipate that the WLNP mandate will impose increased operating costs on all CMRS providers, including us, and may result in higher churn rates and subscriber acquisition and retention costs. To date, WLNP has had a slight negative impact on our operations but the ultimate impact is uncertain.

        A high rate of subscriber turnover could adversely affect our competitive position, liquidity, financial position, results of operations and our costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize most of the costs of initial purchases of handsets by subscribers.

Regulation by government agencies and taxing authorities may increase our costs of providing service or require us to change our services.

        Our operations and those of Sprint PCS may be subject to varying degrees of regulation by the FCC, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration, and state and local regulatory agencies and legislative bodies. Adverse decisions or regulations of these regulatory bodies could negatively impact Sprint PCS' operations and our costs of doing business. For example, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject us to increased income, sales, gross receipts or other tax costs or require us to alter the structure of our current relationship with Sprint PCS.

Concerns over health risks and safety posed by the use of wireless handsets may reduce consumer demand for our services.

        Media reports have suggested that radio frequency emissions from wireless handsets may:

  •
  be linked to various health problems resulting from continued or excessive use, including cancer;

  •
  interfere with various electronic medical devices, including hearing aids and pacemakers; and

  •
  cause explosions if used while fueling an automobile.

        Widespread concerns over radio frequency emissions may expose us to potential litigation, discourage the use of wireless handsets or result in additional regulation imposing restrictions or increasing requirements on the location and operation of cell sites or the use or design of wireless handsets. Any resulting decrease in demand for these services or increase in the cost of complying with additional regulations could impair our ability to profitably operate our business.

        Due to safety concerns, some state and local legislatures have passed or are considering legislation restricting the use of wireless telephones while driving automobiles. Concerns over safety risks and the effect of future legislation, if adopted in the areas we serve, could limit our ability to market and sell our wireless services. In addition, it may discourage use of our wireless devices and decrease our revenues from subscribers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards, adverse publicity and further governmental regulation. Any or all of these results if they occur, could have a material adverse effect on our results of operations and financial condition.

Significant competition in the wireless telecommunications industry may result in our competitors offering new services or lower prices, which could prevent us from operating profitably and may cause prices for our services to continue to decline in the future.

        Competition in the wireless telecommunications industry is intense. Competition has caused, and we anticipate that competition will continue to cause, the market prices for two-way wireless products and services to decline. Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the wireless telecommunications industry. While we try to maintain and increase our ARPU, we cannot assure you that we will be able to do so. If prices for our services continue to decline, it could adversely affect our ability to increase revenue, which would have a material adverse effect on our financial condition, our results of operations and our ability to repay the new notes. In addition, the viability of our business depends upon, among other things, our ability to compete with other wireless providers on reliability, quality of service, availability of voice and data features and customer care. In addition, the pricing of our services may be affected by competition, including the entry of new service providers into our markets. Furthermore, there has been a recent trend in the wireless telecommunications industry toward consolidation of wireless service providers, which we expect to lead to larger competitors over time.

        Our dependence on Sprint PCS to develop competitive products and services and the requirement that we obtain Sprint PCS' consent to sell non-Sprint approved equipment may limit our ability to keep pace with our competitors on the introduction of new products, services and equipment. Some of our competitors are larger than us, possess greater resources and more extensive coverage areas, and may market other services, such as landline telephone service, cable television and Internet access, along with their wireless communications services. In addition, we may be at a competitive disadvantage because we may be more highly leveraged than some of our competitors.

        We also face competition from paging, dispatch and conventional mobile radio operations, enhanced specialized mobile radio ("ESMR") and mobile satellite services. In addition, future FCC regulation or Congressional legislation may create additional spectrum allocations that would have the effect of adding new entrants (and thus additional competitors) into the mobile telecommunications market.

Our business is subject to seasonality.

        The wireless telecommunications industry remains somewhat dependent on calendar fourth quarter results. Among other things, the industry relies on significantly higher subscriber additions and handset sales in the fourth quarter as compared to the other three calendar quarters. A number of factors contribute to this trend, including: (i) the heavy reliance on retail distribution, which is dependent upon the year-end holiday shopping season; (ii) the timing of new product and service announcements and introductions; (iii) competitive pricing pressures; and (iv) aggressive marketing and promotions.

Market saturation could limit or decrease our rate of new subscriber additions and increase costs to keep our current subscribers.

        Intense competition in the wireless telecommunications industry could cause prices for wireless products and services to continue to decline. If prices drop, our rate of net subscriber additions will take on greater significance in improving our financial condition and results of operations. However, as our and our competitors' penetration rates in our markets increase over time, our rate of adding net subscribers could decrease further. In addition, we may incur additional costs through equipment upgrades and other retention costs to keep our current subscribers from switching to our competitors. If this decrease were to happen, it could materially adversely affect our liquidity, financial condition and results of operations.

Alternative technologies and current uncertainties in the wireless market may reduce demand for PCS products and services.

        The wireless telecommunications industry is experiencing significant and rapid technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Technological advances and industry changes could cause the technology used in our network to become obsolete. We rely on Sprint PCS for research and development efforts with respect to Sprint PCS products and services and with respect to the technology used on our network. Sprint PCS may not be able to respond to such changes and implement new technology on a timely basis, or at an acceptable cost.

        If Sprint PCS is unable to keep pace with these technological changes or other changes in the wireless communications market, the technology used on our network or our business strategy may become obsolete. In addition, other carriers are in the process of completing, or have completed, upgrades to 1xRTT, or other 3G technologies. 3G technology provides high-speed, always-on Internet connectivity and high-quality video and audio. We have upgraded our network to CDMA 1xRTT, and as of June 30, 2004, are offering PCS Vision services, in markets representing approximately 97% of the covered population in our territory.

We are a consumer business and an economic downturn in the United States involving significantly lowered consumer spending could negatively affect our results of operations.

        Our primary subscriber base is composed of individual consumers, and in the event that the economic downturn that the United States and other countries have recently experienced becomes more pronounced or lasts longer than currently expected and spending by individual consumers drops significantly, our business may be negatively affected.

Risks Related to the Exchange Offer

You may not be able to sell your old notes if you do not exchange them for new notes in the exchange offer.

        If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the restrictions on transfer as stated in the legend on the old notes. In general, you may not offer or sell the old notes unless they are:

  •
  registered under the Securities Act;

  •
  offered or sold pursuant to an exemption from the Securities Act and applicable state securities laws; or

  •
  offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

        Holders who do not tender their old notes, except for certain instances involving the initial purchasers or holders of old notes who are not eligible to participate in the exchange offer or who do not receive freely transferable new notes pursuant to the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive additional interest.

The market for old notes may be significantly more limited after the exchange offer.

        If old notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for old notes that remain outstanding may be significantly more limited. As a result, the liquidity of the old notes not tendered for exchange may be adversely affected. The extent of the market for old notes and the availability of price quotations would depend upon a number of factors, including the number of holders of old notes remaining outstanding and the interest of securities firms in maintaining a market in the old notes. An issue of securities with a similar outstanding market value available for trading, which is called the "float," may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for old notes that are not exchanged in the exchange offer may be affected adversely as old notes exchanged pursuant to the exchange offer reduce the float. The reduced float also may make the trading price of the old notes that are not exchanged more volatile.

An active trading market may not develop for the new notes.

        The new notes are new securities for which there is currently no market. We cannot assure you as to the liquidity of markets that may develop for the new notes, your ability to sell the new notes or the price at which you would be able to sell the new notes. If such markets were to exist, the new notes could trade at prices lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities.

Restrictions on the exchange offer.

        Issuance of new notes in exchange for old notes pursuant to the exchange offer will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal, or an agent's message in lieu thereof, including all other documents required by such letter of transmittal. Therefore, holders of old notes desiring to tender such old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We and the exchange agent are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "The Exchange Offer—Resales of the New Notes" and "Plan of Distribution."

Risks Related to the New Notes

The terms of our debt place restrictions on us and our subsidiaries, which may limit our operating flexibility.

        The indenture that will govern the new notes offered hereby will impose material operating and financial restrictions on us and our subsidiaries. These restrictions may limit our ability and the ability of our subsidiaries to, among other things:

  •
  incur additional debt or, in the case of our restricted subsidiaries, issue capital stock to a third party;

  •
  pay dividends, redeem capital stock or make other restricted payments or investments;

  •
  create liens on assets;

  •
  merge, consolidate or dispose of assets;

  •
  enter into transactions with affiliates;

  •
  place restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us; and

  •
  change lines of business.

        These restrictions could limit our ability to obtain debt financing, repurchase stock, refinance or pay principal or interest on our outstanding debt, complete acquisitions for cash or debt or react to changes in our operating environment. Any future debt that we incur may contain similar or more restrictive covenants.

We are a holding company and conduct all of our operations through our subsidiaries.

        The new notes offered hereby are unsecured obligations of us. We are a holding company that derives all of our operating income from our subsidiaries. We are dependent on the earnings and cash flows of our subsidiaries to meet our obligations with respect to the new notes. The terms of future indebtedness of our subsidiaries and the laws of the jurisdictions under which those subsidiaries are organized may limit the payment of dividends and other distributions to us.

Federal and state statutes may allow courts, under specific circumstances, to void the guarantees of the new notes by our subsidiaries, and thus you may not have the right to receive any money pursuant to the guarantees.

        Although the subsidiary guarantees of the new notes provide you with a claim against the assets of the applicable subsidiary guarantor, creditors of a bankrupt subsidiary guarantor may challenge the guarantee. If a challenge were upheld, then the applicable guarantee would be invalid, unenforceable and junior to all creditors, including trade creditors, of that subsidiary guarantor.

        The creditors of a bankrupt subsidiary guarantor could challenge a guarantee on the ground that the guarantee constituted a fraudulent conveyance under bankruptcy laws. If a court were to rule that the guarantee constituted a fraudulent conveyance, then the court could void the obligations under the guarantee or subordinate the guarantee to other debt of the subsidiary guarantor or take other action detrimental to holders of the new notes. In addition, any of the guarantees could be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of our subsidiary that provided the guarantee, the obligations of the applicable subsidiary guarantor were incurred for less than fair consideration.

We may be unable to repurchase the new notes upon a change of control.

        Upon the occurrence of a change of control event, as defined in the indenture governing the new notes offered hereby, we would be required to offer to repurchase the new notes for cash at a price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest, if any. We cannot assure you that we will have sufficient funds to repurchase the new notes and satisfy other payment obligations that could be triggered upon a change of control. If we do not have sufficient financial resources to effect a change of control offer, we would be required to seek additional financing from outside sources to repurchase the new notes. We cannot assure you that financing would be available to us on satisfactory terms or at all. The change of control provisions of the indenture that will govern the new notes offered hereby will not protect you if we engage in a reorganization, restructuring, merger or similar transaction, including a highly leveraged transaction, unless that transaction constitutes a change of control for purposes of the indenture, even if such transaction could adversely affect the holders of the new notes.

        Debt that we may incur in the future may contain provisions prohibiting transactions that would constitute a change of control or requiring such debt to be repurchased upon a change of control. Moreover, the exercise by holders of the new notes of their right to require us to repurchase their notes could cause a default under other debt, even if the change of control itself does not result in a default under such debt, due to the financial effect of such repurchase on us.

The market price for the new notes may be volatile.

        There is currently no established trading market for the new notes. The initial purchasers have advised us that they intend to make a market in the new notes, but they are not obligated to do so. The initial purchasers may discontinue any market making in the new notes at any time in their sole discretion. Future trading prices of the new notes will depend on many factors, including our operating performance and financial condition, prevailing interest rates and the market for similar securities. If a market for the new notes does not develop, you will not be able to resell your new notes for an extended period of time.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the new notes. The market for the new notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your new notes.

THE REORGANIZATION

History of iPCS, Inc.

        iPCS, Inc. was formed in March 2000 as the holding company of iPCS Wireless, Inc. ("iPCS Wireless") the successor of Illinois PCS, LLC, which is the party to our affiliation agreements with Sprint PCS. In July 2000 we issued $300 million aggregate face amount of 14% senior discount notes and guaranteed iPCS Wireless' $140.0 million senior secured credit facility. On November 30, 2001, AirGate PCS, Inc. acquired 100% of the shares of iPCS by means of a stock-for-stock merger. iPCS was designated as an unrestricted subsidiary of AirGate and both companies operated as separate business entities. In connection with the merger, Timothy M. Yager, iPCS' Chief Executive Officer until the time of the merger, was appointed to the Board of Directors of AirGate pursuant to a provision in the merger agreement that required AirGate to appoint directors designated by iPCS. Mr. Yager served on the Board of Directors of AirGate until December 2002, although he and other senior management of iPCS resigned as officers at the closing of the merger.

Bankruptcy Filing

        In late January 2003, with the support of iPCS' secured lenders and the holders of iPCS' senior discount notes, Mr. Yager was appointed our Chief Restructuring Officer. On February 23, 2003, we and our wholly owned subsidiaries filed voluntary petitions seeking relief from our creditors pursuant to Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. Our decision to file was based on a combination of factors including weakness in the wireless telecommunications industry and the economy generally, but primarily a decline in our liquidity, which we believe was caused in part by actions of Sprint PCS. We believe actions by Sprint PCS made it difficult for us to comply with our debt service obligations, which resulted in our lenders accelerating our indebtedness on our senior secured credit facility consequently forcing us to file for protection in order to preserve, protect and maximize assets while restructuring our business and financial obligations and addressing issues with Sprint PCS. Accordingly, in connection with our bankruptcy filing, we filed a complaint against Sprint Corporation and certain of its affiliates alleging that Sprint PCS breached its affiliation agreements with us. On October 17, 2003, AirGate irrevocably transferred all of its shares of iPCS common stock to a trust organized under Delaware law. The beneficial owners of AirGate common stock at the date of transfer were beneficiaries of the trust and AirGate retained no interest in the trust. Upon the effective date of the Plan of Reorganization, the common stock of iPCS, Inc. held by the trust was cancelled and the trust terminated by its terms. On July 9, 2004, the Bankruptcy Court confirmed our Plan of Reorganization. The effective date of the Plan of Reorganization was July 20, 2004.

        From the date of our filing through the effective date of the Plan of Reorganization, we operated our businesses and managed our assets as debtors-in-possession, subject to the supervision of the Bankruptcy Court, without obtaining debtor-in-possession financing. This relief has provided us the time necessary to reorganize our business, which included slowing subscriber growth to reduce our acquisition costs, increasing our focus on prime subscribers and aligning our operations through cost reductions to compete in our marketplace and to improve our financial results.

Material Terms of the Plan of Reorganization

        Pursuant to the terms of the confirmed Plan of Reorganization, on the effective date we paid a portion of the net proceeds from the old notes to satisfy in full in cash obligations to each of the lenders under our then existing senior secured credit facility and to permanently retire the loans thereunder. The remaining net proceeds from the old notes was used to satisfy all other secured claims, administrative and other priority claims and unsecured convenience claims and to pay fees and expenses related to the Reorganization, as well as for general corporate purposes. Additionally, all of our subordinated claims were discharged and all of our then existing capital stock was cancelled.

        The Plan of Reorganization authorized us to issue ten million shares of our common stock upon our emergence from bankruptcy. On the effective date of the Plan of Reorganization, we issued 8.6 million shares of common stock to our general unsecured creditors who held undisputed claims, including holders of our then existing senior discount notes, in satisfaction and retirement of their claims. We also reserved 400,000 shares of our common stock for future issuances to our general unsecured creditors upon resolution of their disputed claims. The remaining one million shares were reserved for issuance to certain members of our management, directors and other employees through our Long-Term Incentive Plan. An aggregate of 575,500 options and 20,833 restricted stock awards have been granted under the plan and Mr. Yager has been granted 250,000 fully vested stock and stock unit awards of which he elected to receive 125,000 in shares of common stock. Accordingly, our former general unsecured creditors are our principal equity holders.

        With respect to Sprint, the Plan of Reorganization provided for the following:

  •
  the assumption of our affiliation agreements with Sprint PCS, as amended to provide us a number of benefits;

  •
  the settlement of all claims by and between us and Sprint, which resulted in our write off of all prepetition claims, as set forth in the settlement agreement and mutual release; and

  •
  the payment to Sprint, in cash, of approximately $5.1 million in full and complete satisfaction of our obligation to cure defaults under our affiliation agreements with Sprint PCS.

        The Plan of Reorganization also provided for various other matters relating to our operations post-Reorganization, including the following:

  •
  our assumption of all contracts and leases that have not been previously rejected;

  •
  the appointment of Timothy M. Yager as president and chief executive officer;

  •
  the appointment of new directors to iPCS, Inc.'s board of directors; and

  •
  our release of any and all claims against: (i) all of our officers, directors and employees, in each case, as of the date of the commencement of the hearing on the disclosure statement; (ii) our creditors' committee and all of its members, in their respective capacities as such; (iii) trustee under the indenture for our existing senior discount notes, in its capacity as such; (iv) the lenders under our senior secured credit facility, in their capacities as such; (v) the agent for the lenders under our senior secured credit facility, in its capacity as such; (vi) the holders of the new notes offered hereby, in their capacity as such; and (vii) with respect to each of the above-named persons, such person's present affiliates, principals, employees, agents, officers, directors, financial advisors, attorneys and other professionals, in their capacities as such.

Effect of the Reorganization

        As a result of the consummation of the Reorganization, our senior credit facility has been repaid in full and terminated, and our senior discount notes have been cancelled and the holders have received shares of our common stock. Subject to our ability to manage subscriber growth and achieve operating efficiencies, cash and cash equivalents, combined with cash flows from operations, are expected to be sufficient to fund any operating losses and working capital and to meet capital expenditure needs and debt service requirements for the foreseeable future.

Accounting Impact of Reorganization

        Pursuant to American Institute of Certified Public Accountants, or "AICPA," Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," or "SOP 90-7," the accounting for the effects of the Reorganization will occur upon confirmation of the Plan of

Reorganization and as of the date that there are no remaining contingencies material to completing the implementation of the plan.

        Under fresh-start accounting, as of July 1, 2004 (the "Reorganization Confirmation Date"), our reorganization value will be allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations; any portion not attributed to specific tangible or identified intangible assets will be treated as an indefinite-lived intangible asset referred to as "reorganization value in excess of value of identifiable assets" and reported as goodwill. Any excess of fair value of assets and liabilities over confirmed enterprise value will be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the tangible and identified intangible assets except current assets. For financial reporting purposes, we have applied fresh-start accounting as of July 1, 2004.

        The reported assets as of June 30, 2004 do not give effect to the adjustments that will result from the adoption of fresh-start accounting and as a result, could change materially. Accordingly, our financial condition and results of operations from and after July 1, 2004 will not be comparable to the financial condition or results of operations reflected in our historical financial statements included elsewhere in this prospectus.

Tax Impact of Reorganization

        We realized substantial cancellation of debt, or "COD," income as a result of the implementation of the Plan of Reorganization. Because we were a debtor in a bankruptcy case at the time we realized the COD income, we are not required to include such COD income in our taxable income for federal income tax purposes. Instead, we are required to reduce certain of our tax attributes by the amount of COD income so excluded.

        An "ownership change" (as defined in Internal Revenue Code Section 382 ("Section 382")) occurred with respect to our stock in connection with the consummation of the Reorganization. An ownership change generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation's stock by more than 50 percentage points in the shorter of any three-year period or the period beginning the day after the day of the last ownership change. Section 382 may apply to limit our future ability to utilize any remaining net operating losses or "NOLs" generated before the ownership change and certain subsequently recognized "built-in" losses and deductions, if any, existing as of the date of the ownership change. Our ability to utilize new NOLs arising after the ownership change will not be affected.

        A bankruptcy exception to the general Section 382 limitations may apply because our historic creditors holding "qualified indebtedness" (as defined for purposes of Section 382), prior to the implementation of the plan, own at least 50% of our stock (by vote and value). Under this exception, our ability to utilize pre-change NOLs would not be limited as described above, but the amount of the pre-change NOLs would be reduced by the amount of interest paid or accrued, during the current and immediately preceding three years, on the then existing senior discount notes in respect of which stock was issued. The NOL adjustment for interest expense would be made prior to the tax attribute reductions described above. Under this exception, if we incur a second ownership change within two years of the change incurred as a result of the Reorganization, we would be unable to use any of our pre-change NOLs. We believe we qualify for the bankruptcy exception and we are analyzing whether it would be advantageous to have it apply or to elect for it not to apply.

USE OF PROCEEDS

        We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive our outstanding old notes in like original principal amount at maturity. All old notes received in the exchange offer will be cancelled. Because we are exchanging the new notes for the old notes, which have substantially identical terms, the issuance of the new notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement.

        Gross proceeds from the issuance and sale of the old notes were $165.0 million. The net proceeds from the issuance of the old notes were approximately $160.1 million, after deducting the discounts and commissions to the initial purchasers and certain offering expenses. Approximately $127.4 million of the net proceeds was used to repay our senior secured credit facility, including accrued interest. Approximately $2.5 million of the net proceeds was used to satisfy liabilities subject to compromise for trade payables, accrued expenses, lease rejection damages and property tax claims settled, $5.5 million for reorganization expense mostly related to legal fees and professional success fees for our chief restructuring officer and advisors to our unsecured creditors, $5.1 million to Sprint PCS as resolution of the pre-petition disputed amounts and $2.4 million for estimated financing costs for the issuance of the old notes. The remaining net proceeds of approximately $17.2 million will be used for general corporate purposes.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and consolidated capitalization as of June 30, 2004, on an actual and pro forma basis after giving effect to the Reorganization, including adjustments required by the application of fresh-start accounting principles. You should read this table together with "Use of Proceeds," "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Conditions and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Information" and the historical financial statements and notes included elsewhere in this prospectus.

	As of June 30, 2004
	Actual	Pro Forma
	(dollars in thousands)
Cash and cash equivalents	$18,771	$42,458

Total debt:
Senior secured credit facility(1)	$126,570	$—
Existing senior discount notes—subject to compromise(2)	206,724	—
New notes	165,000	165,000
Capital leases	407	407

Total debt	498,701	165,407
Stockholder's (deficiency) equity	(200,646)	95,000	(3)

Total capitalization	$298,055	$260,407

(1)
The senior credit facility has been permanently repaid in full at the effective date of our Plan of Reorganization with the proceeds from the old notes.

(2)
Our then existing senior discount notes have been cancelled and exchanged for a pro rata equity interest in us.

(3)
Based on an independent reorganization valuation completed in conjunction with our Plan of Reorganization, we have assumed a pro forma equity value of $95.0 million.

SELECTED HISTORICAL FINANCIAL INFORMATION

        We derived the following statement of operations and balance sheet data as of September 30, 2003 and 2002 and for each of the years ended September 30, 2003 and 2002 and the nine months ended September 30, 2001 from our audited consolidated financial statements, included elsewhere in this prospectus. We derived the following statement of operations and balance sheet data as of September 30, 2001, December 31, 2000 and 1999 and for the year ended December 31, 2000 and for the period from January 22, 1999 (date of inception) through December 31, 1999 from our audited consolidated financial statements, which are not included in this prospectus.

        We derived the following selected historical financial information as of June 30, 2004 and for the nine months ended June 30, 2004 and 2003 from our unaudited consolidated financial statements, included elsewhere in this prospectus. Our unaudited consolidated financial statements include all adjustments, consisting only of normal accruals, that management considers necessary for a fair presentation of financial position and results of operations for the unaudited interim periods. Operating results for the nine-month period ended June 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 2004. Our consolidated financial statements included in this prospectus have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Our financial statements as of September 30, 2003 and for the year then ended, and for the nine months ended September 30, 2001 were audited by Deloitte & Touche LLP, independent registered public accounting firm. Our financial statements as of September 30, 2002 and for the year then ended were audited by KPMG LLP, independent registered public accounting firm. The reports of Deloitte and KPMG each include an explanatory paragraph which states that there is substantial doubt about our ability to continue as a going concern. Additionally, the reports of Deloitte include an explanatory paragraph which states that the consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. We believe that the issues that caused our independent registered public accounting firms to doubt our ability to continue as a going concern, as well as the uncertainty related to the bankruptcy proceedings, will be addressed by our Reorganization.

        It is important that you also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and, in each case, any related notes thereto included elsewhere in this prospectus.

	For the Period from January 22, 1999 (date of inception) through December 31,	Year Ended December 31,	Nine Months Ended September 30,	Year Ended September 30,		Nine Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Statement of Operations Data:
Revenues:
Service revenue	$28	$11,020	$47,180	$116,187	$145,249	$108,989	$107,097
Roaming revenue	43	7,514	25,309	47,303	44,220	32,202	34,393
Equipment and other revenue	144	2,695	5,023	6,931	4,824	3,645	4,372

Total revenues	215	21,229	77,512	170,421	194,293	144,836	145,862

Operating Expenses:
Cost of service and roaming (exclusive of depreciation, as shown separately below)	(1,695)	(16,786)	(60,496)	(128,512)	(130,065)	(100,323)	(83,230)
Cost of equipment	(484)	(8,473)	(14,275)	(20,484)	(11,797)	(9,277)	(12,801)
Selling and marketing	(778)	(12,363)	(24,862)	(44,727)	(27,343)	(21,811)	(20,976)
General and administrative expenses(a)	(1,520)	(9,319)	(8,635)	(24,930)	(5,546)	(4,597)	(3,550)
Reorganization expenses(b)	—	—	—	—	(31,093)	(29,225)	(7,893)
Non-cash stock compensation expenses	—	(11,212)	(1,530)	(3,985)	—	—	—
Taxes on non-cash compensation	—	(1,567)	—	—	—	—	—
Depreciation	(381)	(8,295)	(13,922)	(33,687)	(37,274)	(27,839)	(28,596)
Amortization of intangible assets	—	(314)	(1,463)	(3,915)	(3,274)	(2,947)	—
Gain (loss) on disposal of property and equipment	174	724	467	(6,318)	(474)	(471)	(13)
Impairment of goodwill(c)	—	—	—	(8,060)	—	—	—
Impairment of property and equipment(c)	—	—	—	(29,382)	—	—	—
Impairment of intangible assets(c)	—	—	—	(23,626)	—	—	—

Total operating expenses	(4,684)	(67,605)	(124,716)	(327,626)	(246,866)	(196,490)	(157,059)

Operating loss	(4,469)	(46,376)	(47,204)	(157,205)	(52,573)	(51,654)	(11,197)
Interest income	89	3,443	3,537	604	70	54	263
Interest expense		(11,741)	(16,995)	(26,154)	(20,301)	(17,966)	(10,142)
Loss on early extinguishment of debt(e)	—	(1,485)	—	—	—	—	—
Other income (expense), net	—	2	3	56	(63)	(64)	7

Loss before the cumulative effect of a change in accounting principle and extraordinary item	(4,380)	(56,157)	(60,659)	(182,699)	(72,867)	(69,630)	(21,069)

Cumulative effect of a change in accounting principle(d)	—	—	—	4,335	—	—	—

Net loss	$(4,380)	$(56,157)	$(60,659)	$(178,364)	$(72,867)	$(69,630)	$(21,069)

Other Data:
Cash flows from operating activities	$(3,927)	$(22,036)	$(16,747)	$(34,778)	$5,677	$1,149	$15,694
Cash flows from investing activities	(32,831)	(82,483)	(119,330)	(71,778)	(13,318)	(11,071)	(11,974)
Cash flows from financing activities	39,491	267,744	24,698	79,565	(2,293)	(2,291)	(2,603)
Ratio of earnings to fixed charges(f)	—	—	—	—	—	—	—
Deficiency of earnings to fixed charges(f)	(4,380)	(59,006)	(66,986)	(183,540)	(71,145)	(68,400)	(19,613)

	As of December 31,		As of September 30,			As of June 30,
	1999	2000	2001	2002	2003	2004
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,733	$165,958	$54,579	$27,588	$17,654	$18,771
Property and equipment, net	39,106	129,087	198,161	200,735	170,620	149,427
Total assets	44,843	328,575	328,756	280,695	221,574	377,022
Total current liabilities	6,497	31,360	40,684	370,183	157,961	173,491
Total liabilities not subject to compromise	35,723	201,777	261,087	387,405	171,674	350,285
Liabilities subject to compromise (g)	—	—	—	—	229,477	227,383
Redeemable preferred stock (h)	—	114,080	121,548	—	—	—
Stockholder's equity (deficiency)	9,120	12,718	(53,879)	(106,710)	(179,577)	(200,646)

(a)
General and administrative expenses for the nine months ended September 30, 2001 and the year ended September 30, 2002 included approximately $2.4 million and $18.4 million, respectively, of expenses related to AirGate's acquisition of us.

(b)
Reorganization expenses relate to expenses incurred and amounts accrued as a direct result of our Chapter 11 cases and include professional fees, adjustments to carrying value of debt, employee severance payments, employee retention payments, lease termination accruals and other items. Reorganization items are separately identified in the notes to our consolidated financial statements included elsewhere in this prospectus.

(c)
In 2002, we recorded an impairment charge of approximately $8.1 million as a result of our annual impairment testing of goodwill as required by SFAS No. 142. In addition, we recorded impairment charges of approximately $53.0 million under SFAS No. 144, which consisted of approximately $23.6 million of intangible assets and $29.4 million of property and equipment. As of September 30, 2003, the carrying value of goodwill and intangible assets was zero.

(d)
In connection with AirGate's acquisition of us, we changed our method of recognizing interest expense on our existing senior discount notes effective as of October 1, 2001. The cumulative effect of this change in accounting for the periods through September 30, 2001, was a reduction in the carrying value of the existing senior discount notes by approximately $4.3 million along with a corresponding decrease in our net loss.

(e)
In July 2000, in connection with the refinancing of our Nortel credit facility with our existing senior secured credit facility, we recorded a loss on the early extinguishment of debt of approximately $1.5 million that related to the write off of the unamortized deferred financing costs. As required under SFAS No. 145, the loss previously reported as an extraordinary item has been reclassified as a non-operating loss.

(f)
For purposes of computing the deficiency of earnings (before taxes) to fixed charges, fixed charges consist of interest expense, capitalized interest, amortization of deferred financing costs and rental expense. The deficiency of earnings before fixed charges is the amount required for the ratio of earnings to fixed charges to be one-to-one.

(g)
Amount includes approximately $206.7 million related to our existing senior discount notes and other amounts owed to Sprint and other creditors. See notes to our consolidated financial statements included elsewhere in this prospectus for further information.

(h)
In connection with AirGate's acquisition of us, all shares of preferred stock were converted into common shares.

THE EXCHANGE OFFER

Purpose and Effect; Registration Rights

        We sold the old notes to the initial purchasers on April 30, 2004. The initial purchasers then resold the old notes under an offering circular dated April 22, 2004 in reliance on Rule 144A and Regulation S under the Securities Act. On April 30, 2004, we entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, we agreed to:

  •
  file a registration statement with the SEC relating to the exchange offer under the Securities Act by the later of August 28, 2004 (which is 120 days after the issuance of the old notes) and August 23, 2004 (which is 45 days after the confirmation of the Plan or Reorganization);

  •
  use our commercially reasonable efforts to cause the exchange offer registration statement to be declared effective on or prior to the later of November 26, 2004 (which is 210 days after the issuance of the old notes) and November 21, 2004 (which is 135 days after confirmation of the Plan of Reorganization);

  •
  commence the exchange offer promptly after the exchange offer registration statement is declared effective by the SEC;

  •
  keep the exchange offer open for acceptance for at least 20 business days after notice of the exchange offer is mailed to holders of the old notes;

  •
  cause the exchange offer to be consummated not later than 30 business days following the date of the effectiveness of the exchange offer registration statement;

  •
  use our commercially reasonable efforts to promptly issue new notes in exchange for all old notes that have been properly tendered for exchange prior to the expiration of the exchange offer; and

  •
  use our commercially reasonable efforts to keep the exchange offer registration statement effective until the closing of the exchange offer and thereafter until we have issued new notes in exchange for all old notes that have been properly tendered for exchange prior to the expiration of the exchange offer.

        In the registration rights agreement, we agreed to file a shelf registration statement if:

  •
  we are not permitted to effect the exchange offer under applicable law or applicable interpretations of law by the SEC staff;

  •
  we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;

  •
  have not consummated the Exchange Offer by the 31st day after the later to occur of (i) 210 days after the closing of this offering and (ii) 135 days after the confirmation of the Plan of Reorganization; or

  •
  any holder of old notes notifies us prior to the 20th business day following consummation of this exchange offer that: (i) it is prohibited by law or SEC policy from participating in the exchange offer; (ii) it may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer Registration Statement is not appropriate or available for such resales; or (iii) it is a broker-dealer and owns notes acquired directly from us or an affiliate of us,

  •
  Any holder of old notes notifies us that it (i) is not entitled to participate in the exchange offer, (ii) may not resell the new notes required by it in the exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for purposes of these resales or (iii) is a broker-dealer and owns old notes acquired directly from us or one of our affiliates; or

  •
  the holders of a majority in aggregate principal amount of the old notes are not eligible to participate in the exchange offer and to receive new notes that they may resell to the public without volume restriction under the Securities Act and without similar restriction under applicable blue sky or state securities laws.

        If we are required to file a shelf registration statement, we must use all commercially reasonable efforts to file the shelf registration statement relating to the old notes on or before the 30th day after the obligation to file the shelf registration statement arises. We will use all commercially reasonable efforts to cause the shelf registration statement to be declared effective no later than 90 days after the date that the obligation to file the shelf registration statement arises.

        If the shelf registration statement is filed, we will use our commercially reasonable efforts to keep the shelf registration statement continuously effective, supplemented and amended until the second anniversary of the effective date of the shelf registration statement or a shorter period that will terminate when all the notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement or otherwise cease to be outstanding.

        A holder who sells old notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the prospectus and to deliver a copy of the prospectus to purchasers. If we are required to file a shelf registration statement, we will provide to each holder of the old notes copies of the prospectus that is a part of the shelf registration statement and notify each such holder when the shelf registration statement becomes effective. Such holder will be subject to some of the civil liability provisions under the Securities Act in connection with these sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification and contribution obligations).

        The registration rights agreement requires us to pay the holders of the notes liquidated damages if a registration default exists. A registration default will exist if:

  •
  we fail to file any of the registration statements required by the registration rights agreement on or prior to the date specified for such filing;

  •
  any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness;

  •
  the exchange offer is required to be consummated under the registration rights agreement and is not consummated by the 31st day after the latest date specified for such filing above;

  •
  the shelf registration statement is declared effective but thereafter, during the period for which we are required to maintain the effectiveness of the shelf registration statement, it ceases to be effective or usable in connection with the resale of the new notes covered by the shelf registration statement; or

  •
  the exchange offer registration statement is declared effective but thereafter, during the period for which we have agreed to make this prospectus available to broker-dealers for use in connection with the resale of new notes, the exchange offer registration statement ceases to be effective (or we restrict the use of the prospectus included in the exchange offer registration statement).

        If a registration default exists, we will pay liquidated damages to each holder of the old notes in the amount of $0.05 per week per $1,000 principal amount for the first 90-day period following the registration default. The amount of liquidated damages will increase by an additional $0.05 per week per $1,000 principal amount at the beginning of each subsequent 90-day period (or portion thereof) until all registration defaults have been remedied. The maximum amount of liquidated damages for all registration defaults will not exceed $0.50 per week per $1,000 principal amount. Following the cure of all registration defaults, the accrual of liquidated damages on the old notes will cease.

        The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement. The above summary of the registration rights agreements is not complete and is subject to, and qualified by reference to, all of the provisions of the registration rights agreement. A copy of the registration rights agreement is filed as an exhibit to the registration statement that includes this prospectus.

        If you participate in the exchange offer, you will, with limited exceptions, receive notes that are freely tradeable and not subject to restrictions on transfer. You should read this prospectus under the heading "—Resales of the New Notes" for more information relating to your ability to transfer new notes.

        The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities laws or blue sky laws of such jurisdiction.

Expiration Date; Extensions

        The expiration date of the exchange offer is                        , 2004 at 5:00 p.m., New York City time. We may extend the exchange offer in our sole discretion. If we extend the exchange offer, the expiration date will be the latest date and time to which the exchange offer is extended. We will notify the exchange agent of any extension by oral or written notice and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We expressly reserve the right, in our sole and absolute discretion:

  •
  to delay accepting any old notes;

  •
  to extend the exchange offer;

  •
  if any of the conditions under "—Conditions of the Exchange Offer" have not been satisfied, to terminate the exchange offer; and

  •
  to waive any condition or otherwise amend the terms of the exchange offer in any manner.

        If the exchange offer is amended in a manner we deem to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the old notes. Any delay in acceptance, extension, termination or amendment will be followed promptly by an oral or written notice of the event to the exchange agent. We will also make a public announcement of the event. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to a national news service.

Terms of the Exchange Offer

        We are offering, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, to exchange $1,000 in principal amount of new notes for each $1,000 in principal amount of outstanding old notes. We will accept for exchange any and all old notes that are validly tendered on or before 5:00 p.m., New York City time, on the expiration date. Tenders of the old notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the exchange offer is subject to the terms of the registration rights agreement and the satisfaction of the conditions described under "—Conditions of the Exchange

Offer." Old notes may be tendered only in multiples of $1,000. Holders may tender less than the aggregate principal amount represented by their old notes if they appropriately indicate this fact on the letter of transmittal accompanying the tendered old notes or indicate this fact pursuant to the procedures for book-entry transfer described below.

        As of the date of this prospectus, $165.0 million in aggregate principal amount of the old notes were outstanding. Solely for reasons of administration, we have fixed the close of business on                        , 2004 as the record date for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. Only a holder of the old notes (or such holder's legal representative or attorney-in-fact) whose ownership is reflected in the records of U.S. Bank National Association, as registrar, or whose notes are held of record by the depositary, may participate in the exchange offer. There will be no fixed record date for determining the eligible holders of the old notes who are entitled to participate in the exchange offer.

        We will be deemed to have accepted validly tendered old notes when, as and if we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes and for purposes of receiving the new notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender or otherwise, certificates for the unaccepted old notes will be returned, without expense, to the tendering holder as promptly as practicable after the expiration date.

        Holders of old notes do not have appraisal or dissenters' rights under applicable law or the indenture as a result of the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations under the Exchange Act, including Rule 14e-1.

        Holders who tender their old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See "—Fees and Expenses."

        Neither we nor our board of directors makes any recommendation to holders of old notes as to whether to tender any of their old notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of old notes must make their own decision whether to participate in the exchange offer and, if the holder chooses to participate in the exchange offer, the aggregate principal amount of old notes to tender, after reading carefully this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

Conditions of the Exchange Offer

        You must tender your old notes in accordance with the requirements of this prospectus and the letter of transmittal in order to participate in the exchange offer.

        Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange any old notes, and we may terminate or amend the exchange offer if we are not permitted to effect the exchange offer under applicable law or any interpretation of applicable law by the staff of the SEC. If we determine in our sole discretion that any of these events or conditions has occurred, we may, subject to applicable law:

  •
  terminate the exchange offer and return all old notes tendered for exchange; or

  •
  waive any condition or amend the terms of the exchange offer.

        We expect that the above conditions will be satisfied. The above conditions are for our sole benefit and may be waived by us at any time in our sole discretion. Our failure at any time to exercise any of the above rights will not be a waiver of those rights and each right will be deemed an ongoing right that may be asserted at any time. Any determination by us concerning the events described above will be final and binding upon all parties.

        The exchange offer is not conditioned upon any minimal principal amount of old notes being tendered.

Interest

        Each new note will bear interest from the most recent date to which interest has been paid or duly provided for on the old note surrendered in exchange for such new note or, if no interest has been paid or duly provided for on such old note, from May 1, 2004. Holders of the old notes whose old notes are accepted for exchange will not receive accrued interest on their old notes for any period from and after the last interest payment date to which interest has been paid or duly provided for on their old notes prior to the original issue date of the new notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on their old notes, and will be deemed to have waived the right to receive any interest on their old notes accrued from and after such interest payment date or, if no such interest has been paid or duly provided for, from and after May 1, 2004.

Procedures for Tendering Old Notes

        The tender of a holder's old notes and our acceptance of old notes will constitute a binding agreement between the tendering holder and us upon the terms and conditions of this prospectus and the letter of transmittal. Unless a holder tenders old notes according to the guaranteed delivery procedures or the book-entry procedures described below, the holder must transmit the old notes, together with a properly completed and executed letter of transmittal and all other documents required by the letter of transmittal, to the exchange agent at its address before 5:00 p.m., New York City time, on the expiration date. The method of delivery of old notes, letters of transmittal and all other required documents is at the election and risk of the tendering holder. If delivery is by mail, we recommend delivery by registered mail, properly insured, with return receipt requested. Instead of delivery of mail, we recommend that each holder use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery.

        Any beneficial owner of the old notes whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender old notes in the exchange offer should contact that registered holder promptly and instruct that registered holder to tender on its behalf. If the beneficial owner wishes to tender directly, it must, prior to completing and executing the letter of transmittal and tendering old notes, make appropriate arrangements to register ownership of the old notes in its name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

        Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent's account in accordance with DTC's procedures for such transfer. To be timely, book-entry delivery of old notes requires receipt of a confirmation of a book-entry transfer before the expiration date. Although delivery of the old notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, properly completed and executed, with any required signature guarantees and any other required documents or an agent's message (as described below), must in any case be delivered to and received by the exchange agent at its address on or before the expiration date, or the guaranteed delivery procedure set forth below must be complied with.

        DTC has confirmed that the exchange offer is eligible for DTC's Automated Tender Offer Program. Accordingly, participants in DTC's Automated Tender Offer Program may, instead of physically completing and signing the applicable letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTC's Automated Tender Offer Program procedures for transfer. DTC will then send an agent's message to the exchange agent.

        The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states:

  •
  that DTC has received an express acknowledgment from a participant in DTC's Automated Tender Offer Program that is tendering old notes that are the subject of such book-entry confirmation;

  •
  that the participant has received and agrees to be bound by the terms of the applicable letter of transmittal (or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

  •
  that we may enforce such agreement against that participant.

        Each signature on a letter of transmittal or a notice of withdrawal must be guaranteed unless the old notes are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Delivery Instructions"; or

  •
  for the account of an eligible institution (as described below).

        If a signature on a letter of transmittal or a notice of withdrawal is required to be guaranteed, the signature must be guaranteed by a participant in a recognized Medallion Signature Program (a "Medallion Signature Guarantor"). If the letter of transmittal is signed by a person other than the registered holder of the old notes, the old notes surrendered for exchange must be endorsed by the registered holder, with the signature guaranteed by a Medallion Signature Guarantor. If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should sign in that capacity when signing. Such person must submit to us evidence satisfactory, in our sole discretion, of his or her authority to so act unless we waive such requirement.

        As used in this prospectus with respect to the old notes, a "registered holder" is any person in whose name the old notes are registered on the books of the registrar. An "eligible institution" is a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or any other "eligible guarantor institution" as such term is defined in Rule 17Ad-15 under the Exchange Act.

        We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of old notes tendered for exchange. Our determination will be final and binding. We reserve the absolute right to reject old notes not properly tendered and to reject any old notes if acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to particular old notes at any time, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer.

        Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and its instructions, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such period of time as we determine. Neither our company nor the exchange agent is under any duty to give notification of defects in such tenders or will incur any liability for failure to give such notification. The exchange agent will use reasonable efforts to give notification of defects or irregularities with respect to tenders of old notes for exchange but will not incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived.

        By tendering, you will represent to us that, among other things:

  •
  you are not our "affiliate" (as defined in Rule 405 under the Securities Act);

  •
  you will acquire the new notes in the ordinary course of your business;

  •
  you are not a broker-dealer that acquired your notes directly from us in order to resell them pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act;

  •
  if you are a broker-dealer that acquired your notes as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of new notes; and

  •
  you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the new notes.

        In connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the letter of transmittal.

Guaranteed Delivery Procedures

        If you wish to tender your old notes and:

  •
  your old notes are not immediately available;

  •
  you are unable to deliver on time your old notes or any other document that you are required to deliver to the exchange agent; or

  •
  you cannot complete the procedures for delivery by book-entry transfer on time;

  you may tender your old notes according to the guaranteed delivery procedures described in the letter of transmittal. Those procedures require that:

  •
  tender must be made by or through an eligible institution and a notice of guaranteed delivery must be signed by the holder;

  •
  on or before the expiration date, the exchange agent must receive from the holder and the eligible institution a properly completed and executed notice of guaranteed delivery by mail or hand delivery setting forth the name and address of the holder, the certificate number or numbers of the tendered old notes and the principal amount of tendered old notes; and

  •
  properly completed and executed documents required by the letter of transmittal and the tendered old notes in proper form for transfer or confirmation of a book-entry transfer of such old notes into the exchange agent's account at DTC must be received by the exchange agent within four business days after the expiration date of the exchange offer.

        Any holder who wishes to tender old notes pursuant to the guaranteed delivery procedures must ensure that the exchange agent receives the notice of guaranteed delivery and letter of transmittal relating to such old notes before 5:00 p.m., New York City time, on the expiration date.

Acceptance of Old Notes for Exchange; Delivery of New Notes

        Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept old notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The new notes will be delivered promptly after acceptance of the old notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered old notes when, as and if we have given notice to the exchange agent.

Withdrawal Rights

        Tenders of the old notes may be withdrawn by delivery of a written or facsimile transmission notice to the exchange agent at its address set forth under "—The Exchange Agent; Assistance" at any time before 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

  •
  specify the name of the person having deposited the old notes to be withdrawn;

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  identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes, or, in the case of old notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

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  be signed by the holder in the same manner as the original signature on the letter of transmittal by which old notes were tendered, including any required signature guarantees, or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by us in our sole discretion, executed by the registered holder, with the signature guaranteed by a Medallion Signature Guarantor, together with the other documents required upon transfer by the indenture; and

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  specify the name in which the old notes are to be re-registered, if different from the person who deposited the old notes.

        All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, in our sole discretion. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and will be returned to the holder without cost as soon as practicable after withdrawal. Properly withdrawn old notes may be retendered pursuant to the procedures described under "—Procedures for Tendering Old Notes" at any time on or before the expiration date.

The Exchange Agent; Assistance

        U.S. Bank National Association is the exchange agent. All tendered old notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

By Regular, Registered or Certified Mail, By Overnight Courier or By Hand:

U.S. Bank West Side Flats Operation Center
60 Livingston Avenue
St Paul, Minnesota 55107
Attention: Specialized Finance
To Confirm by Telephone or for Information:
(800) 934-6802

Fees and Expenses

        We will bear the expenses of soliciting old notes for exchange. The principal solicitation is being made by mail by the exchange agent. Additional solicitation may be made by telephone, facsimile or in person by our officers and regular employees and our affiliates and by persons so engaged by the exchange agent.

        We will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with its services and pay other registration expenses, including fees and expenses of the trustee under the indenture, filing fees, blue sky fees and printing and distribution expenses.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer.

        We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of those taxes or exemption is not submitted with the letter of transmittal, the amount of those transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

        The new notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

Consequences of Not Exchanging Old Notes

        As a result of this exchange offer, we will have fulfilled most of our obligations under the registration rights agreement. Holders who do not tender their old notes, except for certain instances involving the initial purchasers or holders of old notes who are not eligible to participate in the exchange offer or who do not receive freely transferable new notes pursuant to the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive additional interest. Accordingly, any holder who does not exchange its old notes for new notes will continue to hold the untendered old notes and will be entitled to all the rights and subject to all the limitations applicable under the indenture, except to the extent that such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the exchange offer.

        Any old notes that are not exchanged for new notes pursuant to the exchange offer will remain restricted securities within the meaning of the Securities Act. In general, such old notes may be resold only:

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  to us or any of our subsidiaries;

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  inside the United States to a "qualified institutional buyer" in compliance with Rule 144A under the Securities Act;

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  inside the United States to an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) or an "accredited investor" that, prior to such transfer, furnishes or has furnished on its behalf by a U.S. broker-dealer to the trustee under the indenture a signed letter containing certain representations and agreements relating to the restrictions on transfer of the new notes, the form of which letter can be obtained from the trustee;

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  outside the United States in compliance with Rule 904 under the Securities Act;

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  pursuant to the exemption from registration provided by Rule 144 under the Securities Act, if available; or

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  pursuant to an effective registration statement under the Securities Act.

Resales of the New Notes

        We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter. Although there has been no indication of any change in the staff's position, we cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer as it has in its interpretive letters to third parties. Based on these interpretations by the staff, and except as provided below, we believe that new notes may be offered for resale, resold and otherwise transferred by a holder who participates in the exchange offer and is not a broker-dealer without further compliance with the registration and prospectus delivery provisions of the Securities Act. In order to receive new notes that are freely tradeable, a holder must acquire the new notes in the ordinary course of its business and may not participate, or have any arrangement or understanding with any person to participate, in the distribution (within the meaning of the Securities Act) of the new notes. Holders wishing to participate in the exchange offer must make the representations described in "—Procedures for Tendering Old Notes" above.

        Any holder of old notes:

  •
  who is our "affiliate" (as defined in Rule 405 under the Securities Act);

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  who did not acquire the new notes in the ordinary course of its business;

  •
  who is a broker-dealer that purchased old notes from us to resell them pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act; or

  •
  who intends to participate in the exchange offer for the purpose of distributing (within the meaning of the Securities Act) new notes;

        will be subject to separate restrictions. Each holder in any of the above categories:

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  will not be able to rely on the interpretations of the staff of the Securities Act in the above-mentioned interpretive letters;

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  will not be permitted or entitled to tender old notes in the exchange offer; and

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  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of old notes, unless such sale is made pursuant to an exemption from such requirements.

        If you are a broker-dealer, an "affiliate" of ours, or have an arrangement or understanding with any person to participate in, a distribution of the new notes issued in the exchange offer, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

        Each broker-dealer that receives new notes for its own account in exchange for old notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, may be deemed an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. Each such broker-dealer that receives new notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge, as provided in the letter of transmittal, that it will deliver a prospectus in connection with any resale of such new notes. For more detailed information, see "Plan of Distribution."

        In addition, to comply with the securities laws of various jurisdictions, if applicable, the new notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations therein, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the jurisdictions as any holder of the new notes reasonably requests.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

iPCS, Inc. History

        On January 22, 1999, we entered into our affiliation agreements with Sprint PCS whereby we became a PCS Affiliate of Sprint with the exclusive right to market and provide Sprint PCS products and services under the Sprint and Sprint PCS brand names in 16 markets in Illinois and Iowa. Our affiliation agreements with Sprint PCS were amended in March 2000 to add 20 additional markets. On February 28, 2001, our affiliation agreements with Sprint PCS were amended to add the Iowa City and Cedar Rapids, Iowa markets to our territory. On March 26, 2004, our affiliation agreements with Sprint PCS were further amended to add one partial market to which we had already been providing services. We exercised an option which as of June 15, 2004 added the Mackinac Island, Michigan market consisting of two BTAs to our territory. With these amendments, the size of our territory was increased from a total population of 2.8 million residents to a total population of 7.8 million residents. On November 30, 2001, AirGate, a PCS Affiliate of Sprint providing service in North Carolina, South Carolina and Georgia, acquired us in a tax-free stock for stock transaction. In connection with the merger, Timothy M. Yager, iPCS' Chief Executive Officer until the time of the merger, and other senior management of iPCS resigned as officers at the closing of the merger. We were designated as an unrestricted subsidiary of AirGate and we operated as a separate business entity. Due to restrictions in AirGate's indenture governing its outstanding notes, AirGate could not provide funding or financial support to us. On February 23, 2003, we and our subsidiaries filed for Chapter 11 bankruptcy protection in the Bankruptcy Court. Also on this date, we filed a lawsuit against Sprint alleging that Sprint PCS had breached its agreements with us, causing us severe financial damage. On October 17, 2003, AirGate irrevocably transferred all of its shares of our common stock to a trust organized under Delaware law. The beneficial owners of AirGate common stock at the date of transfer were beneficiaries of the trust. AirGate had no interest in the trust. Upon the effective date of the Plan of Reorganization, our common stock held by the trust was cancelled and the trust terminated by its terms.

        However, as a result of the Chapter 11 filing, such realization of assets and liquidation of liabilities, without substantial adjustments and/or changes of ownership, are subject to uncertainty. As a result of the Chapter 11 filing and cumulative net losses at June 30, 2004 totaling $393.5 million, there was uncertainty about our ability to continue as a going concern. The continuation of our business as a going concern was contingent upon, among other things, our ability: (1) to formulate a plan of reorganization that would be confirmed by the Bankruptcy Court and (2) to achieve satisfactory growth and successfully manage operations to generate enough cash from operations to meet future obligations; and (3) to resolve our litigation against Sprint. Our Plan of Reorganization which was confirmed by the Bankruptcy Court on July 9, 2004 and was effective on July 20, 2004, provided for the resolution of our litigation against Sprint. We believe that we can achieve satisfactory growth and can successfully manage our operations to generate enough cash from operations to meet our future obligations.

Business Overview

        As a PCS Affiliate of Sprint, the pricing of services and handsets to our subscribers are generally established by Sprint PCS. In addition, the cost payable by us to Sprint PCS for our subscriber processing, customer care and customer billing is also established by Sprint PCS. As such, we attempt to manage our results of operations largely by determining within parameters established by Sprint PCS the credit quality of the subscribers for whom we activate service and the number of our company-owned stores and local third party distributors in our territory with which we enter into agreements to sell Sprint PCS services and handsets. As our network build-out is substantially complete, the amount of capital expenditures that Sprint PCS can require us to incur for network operations is relatively small and relates primarily to upgrading our network to new technologies in order to maintain its compatibility with Sprint PCS' national network and providing additional coverage within our territory at our discretion.

        A significant part of our subscriber acquisition costs relates to costs that we pay, as allocated to us by Sprint PCS, to subsidize the cost of the handsets purchased by our subscribers. Accordingly, we attempt to manage the rate at which we add new subscribers. We carefully monitor the credit worthiness of our subscribers as we bear the risk of the collectibility of their bills for Sprint PCS services and impose deposits where warranted by their credit profiles. Our results of operations are based on the collectibility of our subscribers' monthly recurring charges and the charges for minutes of use on our network by our subscribers who exceed the minutes in their plan; and payments we receive from Sprint PCS for minutes of use on our network by Sprint PCS subscribers and non-Sprint PCS subscribers who are not based in our territory.

        The primary metrics that we use to manage our business are set below.

Definitions of Operating Metrics

        In this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, we provide certain financial measures that are calculated in accordance with accounting principles generally accepted in the United States ("GAAP") and as adjusted to GAAP ("non-GAAP") to assess our financial performance. In addition, we use certain non-financial terms that are not measures of financial performance under GAAP. Terms such as subscriber additions and churn are terms used in the wireless telecommunications industry. The non-GAAP financial measures of average revenue per user ("ARPU"), cash cost per user ("CCPU") and cost per gross addition ("CPGA") reflect standard measures of liquidity, profitability or performance commonly used in the wireless telecommunications industry. The non-financial terms and the non-GAAP measures reflect wireless telecommunications industry conventions and are commonly used by the investment community for comparability purposes. The non-GAAP measures included in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are reconciled below in "—Liquidity and Capital Resources—Reconciliation of Non-GAAP Financial Measures" and are summarized as follows:

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  Average monthly churn is a measure of the rate at which subscribers based in our territory deactivate service on a voluntary or involuntary basis. We calculate average monthly churn based on the number of subscribers deactivated during the period (net of transfers out of our territory and those who deactivated within 30 days of activation) as a percentage of our average monthly subscriber base during the period divided by the number of months during the period.

  •
  ARPU, or average revenue per user, is a measure of the average monthly service revenue earned from subscribers based in our territory, excluding roaming revenue. This measure is calculated by dividing subscriber revenues in our consolidated statement of operations by the number of our average monthly subscribers during the period divided by the number of months in the period.

  •
  CCPU, or cash cost per user, is a measure of the costs to operate our business on a per subscriber basis consisting of costs of service and operations and general and administrative expenses in our consolidated statement of operations, plus handset subsidies on equipment sold to existing subscribers, less roaming charges, less costs related to AirGate's acquisition of us and less Reorganization costs. We calculate CCPU by dividing the cash costs by the number of average monthly subscribers during the period by the number of months in the period.

  •
  CPGA, or cost per gross addition, is a measure of the average cost we incur to add a new subscriber in our territory. These costs include handset subsidies on new subscriber activations, commissions, rebates and other selling and marketing costs. We calculate CPGA by dividing (a) the sum of cost of products sold and selling and marketing expenses associated with transactions with new subscribers during the measurement period, less product sales revenues associated with transactions with new subscribers during the measurement period, by (b) the total number of subscribers activated in our territory during the period.

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  Licensed POPs represents the number of residents in the markets in our territory for which we have an exclusive right to provide wireless mobility communications services under the Sprint brand name. The number of residents located in our territory does not represent the number of wireless subscribers that we serve or expect to serve in our territory.

  •
  Covered POPs represent the number of residents covered by our network in our territory. The number of residents covered by our network does not represent the number of wireless subscribers that we serve or expect to serve in our territory.

General

        As a PCS Affiliate of Sprint, we have the exclusive right to provide digital wireless personal communications services, or PCS, under the Sprint brand name in our licensed territory, which includes portions of Illinois, Michigan, Iowa and eastern Nebraska. We own and are responsible for building, operating and managing the portion of the 100% digital, 100% PCS, nationwide wireless network of Sprint PCS located in our territory. We offer national calling plans designed by Sprint PCS as well as local plans tailored to our markets. Our portion of the PCS network of Sprint PCS is designed to offer a seamless connection with the nationwide wireless network of Sprint PCS. We market Sprint PCS products and services through a number of distribution outlets located in our territory, including our company-owned retail stores, major national retailers and local third party distributors. At June 30, 2004, we had total licensed POPs of over 7.8 million, covered POPs of approximately 5.9 million and total subscribers of approximately 233,000.

        We recognize revenues from our subscribers for the provision of wireless telecommunications services, proceeds from the sale of handsets and accessories through channels controlled by us and fees from Sprint PCS and other wireless service providers and resellers when their subscribers roam onto our network. Sprint PCS retains 8% of all service revenue collected from our subscribers (not including product sales or roaming charges billed to our subscribers) and 8% of all fees collected from other wireless service providers and resellers when their subscribers roam onto our network. We report the amount retained by Sprint PCS as an operating expense. In addition, Sprint PCS bills our subscribers for taxes, handset insurance and Universal Service Fund charges which we do not record. Sprint collects these amounts from the subscribers and remits them to the appropriate entity.

        As part of our affiliation agreements with Sprint PCS, we have contracted with Sprint PCS to receive back-office services such as subscriber activation, handset logistics, billing, customer care and network monitoring services. We initially elected to delegate the performance of these services to Sprint PCS to take advantage of its economies of scale, to accelerate our build-out and market launches and to lower our initial capital requirements. Under the terms of the amendment to our affiliation agreements we have contracted with Sprint PCS for these services through December 31, 2006. The cost for these services is primarily on a per subscriber or per transaction basis and is recorded as an operating expense.

Critical Accounting Policies

        The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend the business activities of an entity. To aid in that understanding, we have identified our "critical accounting policies." These policies have the potential to have a significant impact on our consolidated financial statements, either because of the significance of the financial statement item to which they relate or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

        Revenue recognition.    We recognize revenues when persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed or determinable, and collectibility is reasonably assured. We recognize service revenue from our subscribers as they use the service. We pro-rate monthly subscriber revenue over the billing period and record airtime usage in excess of the pre-subscribed usage plan. Our subscribers pay an activation fee when they initiate service. We reduce recorded service revenue for billing adjustments, and estimated uncollectible fees for late payments and early cancellation. We also reduce service revenue for rebates and discounts given to subscribers on wireless handset sales in accordance with the Emerging Issues Task Force ("EITF"), EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Effective July 1, 2003, we adopted EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This EITF guidance addresses accounting for arrangements that involve multiple revenue-generating activities. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a bundled transaction, and the consideration will be measured and allocated to the separate units of the arrangement based on their relative fair values. The guidance in EITF 00-21 became effective for revenue arrangements entered into for quarters beginning after June 15, 2003. We have elected to apply this guidance prospectively from July 1, 2003. Prior to the adoption of EITF 00-21, under the provisions of SAB No. 101, we accounted for the sale of our handsets and our subsequent service to the customer as a single unit of accounting because our wireless service is essential to the functionality of our handsets. Accordingly, we deferred all activation fee revenue and its associated direct costs and amortized these revenues and costs over the average life of our subscribers which we estimate to be 30 months. Under EITF 00-21 we no longer need to consider whether customers can use their handsets without our wireless service provided to them. Because we meet the criteria stipulated in EITF 00-21, the adoption of EITF 00-21 requires us to account for the sale of the handset as a separate unit of accounting from the subsequent service to the customer. With the adoption of EITF 00-21, we now recognize activation fee revenue generated from our retail stores as equipment revenue. In addition, we recognize the portion of the direct activation fee costs related to the handsets sold in our retail stores. Subsequent to July 1, 2003, we have continued to apply the provisions of SAB No. 101 and have deferred and amortized activation fee revenue and costs generated by subscribers activated other than through our retail stores.

        We participate in the Sprint PCS national and regional distribution program in which national retailers such as RadioShack and Best Buy sell Sprint PCS products and services. In order to facilitate the sale of Sprint PCS products and services, national retailers purchase wireless handsets from Sprint for resale and receive compensation from Sprint PCS for products and services sold. For industry competitive reasons, Sprint PCS subsidizes the price of these handsets by selling the handsets at a price below cost. Under our affiliation agreements with Sprint PCS, when a national retailer sells a handset purchased from Sprint PCS to a subscriber in our territory, we are obligated to reimburse Sprint PCS for the handset subsidy that Sprint originally incurred. The national retailers sell Sprint wireless services under the Sprint and Sprint PCS brands and marks. We do not receive any revenues from the sale of wireless handsets by national retailers. We classify these Sprint PCS wireless handset subsidy charges as a sales and marketing expense for a wireless handset sale to a new subscriber and classify these subsidies as a cost of service for a wireless handset upgrade to an existing subscriber.

        Sprint PCS retains 8% of service revenues collected from our subscribers and from non-Sprint subscribers who roam onto our network. The amount retained by Sprint PCS is recorded as cost of service and roaming. Revenues generated from the sale of handsets and accessories and from roaming services provided to Sprint PCS and other Sprint PCS affiliate subscribers who are not based in our markets are not subject to the 8% affiliation fee for Sprint PCS.

        Allowance for doubtful accounts.    Estimates are used in determining our allowance for doubtful accounts and are based on our historical write-off experience, and the uncollectibility of accounts receivable by aging category, as well as current information regarding the credit quality of our subscribers. Using this historical information, which is somewhat limited due to the changes made to our historical credit policies for deposit on certain activations, we estimate allowances for uncollectibility relative to the aging categories. If our estimates are insufficient for any reason, our operating losses and available cash would be negatively impacted.

        Under PCS service plans offered by Sprint PCS, subscribers who do not meet certain credit criteria can nevertheless select any plan offered, subject to an account spending limit, or ASL, which serves to control our credit exposure. ASLs generally range from $125 to $250 per subscriber and generally require deposits in the amount of the limit that could be credited against future billings. In May 2001, the deposit requirement was eliminated on certain, but not all, credit classes. As a result, a significant amount of our subscriber additions during 2001 were under the no-deposit account spending limit program, or "NDASL" program. The NDASL program was replaced by the "Clear Pay" program in November 2001, which reinstated the deposit requirement for certain of the lowest credit class subscriber and featured increased back-office controls with respect to collection efforts. We reinstated a $125 deposit for subscribers in other credit classes of the Clear Pay program in February 2002, and in February 2003, we increased our deposit requirement to $250. In December 2003, we implemented a new credit matrix which would require the majority of sub-prime subscribers to deposit $125 when activating service.

        Long-lived asset recovery.    Long-lived assets, consisting primarily of property and equipment, comprise approximately 72% of our total assets, excluding the amount of restricted cash, at June 30, 2004. Changes in technology or in our intended use of these assets may cause the estimated period of use or the value of these assets to be reduced. In addition, changes in general industry conditions could cause the value of certain of these assets to be reduced. We monitor the appropriateness of the estimated useful lives of these assets. Whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, we review the respective assets for impairment. At September 30, 2002, negative trends in the wireless telecommunications industry triggered impairment testing of our long-lived assets under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In addition, SFAS No. 142, "Goodwill and Other Intangibles," requires annual impairment testing of goodwill and intangible assets. Under SFAS No. 144, recoverability of assets to be held and used is measured by comparison of the carrying value of a group of assets to future net cash flows. SFAS No. 142 requires valuations of the goodwill and intangible assets so these assets are recorded at their fair value. As a result of these tests, we recorded an asset impairment of $29.4 million and impairments of goodwill and intangibles of $31.7 million for the year ended September 30, 2002. Our Chapter 11 filing in February 2003 was deemed to be a "triggering" event requiring another test of our long-lived assets under SFAS No. 144. No additional impairment was indicated at February 2003 based on our analysis. For both tests under SFAS No. 144, we determined that we have one asset grouping related to cash flows generated from our subscriber base, which includes all our assets. The life of this asset group for purposes of these impairment tests was assumed to be ten years. Estimates and assumptions used in both the estimated useful life and evaluating potential impairment issues require a significant amount of judgment.

        Income taxes.    As part of the process of preparing our consolidated financial statements we are required to estimate our taxes in each of the jurisdictions of our operations. This process involves management estimating the actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent recovery is not likely, we must establish a valuation allowance. Future taxable income depends on the ability to generate income in excess of allowable deductions. To the extent we establish a valuation allowance or increase this allowance in a period, an expense is recorded within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance that could materially impact our financial condition and results of operations.

Implementation of Fresh-Start Accounting

        Pursuant to American Institute of Certified Public Accountants, or "AICPA," Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," or "SOP 90-7," the accounting for the effects of the Reorganization will occur once the Plan of Reorganization is confirmed by the Bankruptcy Court and there are no remaining contingencies material to completing the implementation of the plan. The fresh-start accounting principles pursuant to SOP 90-7 provide, among other things, for us to determine the value to be assigned to the assets of reorganized iPCS, Inc. as of the confirmation date, assuming no significant contingencies precedent to emergence.

        Under fresh-start accounting, our reorganization value will be allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations; any portion not attributed to specific tangible or identified intangible assets will be treated as an indefinite-lived intangible asset referred to as "reorganization value in excess of value of identifiable assets" and reported as goodwill. Any excess of fair value of assets and liabilities over confirmed enterprise value will be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the assets except current assets.

        Certain reported assets do not yet give effect to the adjustments that may result from the adoption of fresh-start accounting and as a result, could change materially. Accordingly, our financial condition and results of operations from and after the effective date of the Plan of Reorganization will not be comparable to the financial condition or results of operations reflected in our historical financial statements included elsewhere in this prospectus.

        In addition, in preparing the pro forma financial information included in this prospectus, we have made certain assumptions regarding the application of fresh-start accounting principles to our historical financial information. For example, we have made certain assumptions regarding our reorganization enterprise value and the fair values of identifiable assets and liabilities. When a detailed valuation of our business and all of our identifiable assets and liabilities is completed following the effective date of the reorganization plan, it is possible that such valuation may result in our final reorganization enterprise value and the final fair value of our identifiable assets and liabilities being different from the amounts used in the preparation of the pro forma consolidated financial statements contained in this prospectus. Therefore, actual amounts of identifiable assets, liabilities and reorganization goodwill will differ from the amounts reflected in our pro forma consolidated financial statements. The fair value adjustment to these assets and liabilities may also be amortized to income in different amounts than reflected in the pro forma consolidated financial statements, although this amortization would have no impact on our cash flows. As a result, our financial statements prepared after we emerge from bankruptcy may be materially different in these respects from those set forth in this prospectus.

        Upon completion of the Reorganization, we will be required to apply fresh-start accounting principles that will result in the revaluation of certain asset and liability accounts on our balance sheet to their fair values. See "Unaudited Pro Forma Condensed Consolidated Financial Information."

Recent Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity," which is effective at the beginning of the first interim period beginning after June 15, 2003, although certain aspects of SFAS No. 150 have been deferred. SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity must be classified and measured. SFAS No. 150 requires that a financial instrument that is within its scope be classified as a liability, or an asset in some circumstances. The adoption of the applicable aspects of SFAS No. 150 did not have a material impact on our financial position, results of operations, or cash flows.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement of 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for hedging of contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and did not have a material impact on our results of operations, financial position or cash flows.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which was amended as of December 31, 2003. This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. This interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The interpretation is generally effective for interim periods ending after December 15, 2003 for all variable interests in variable interest entities created prior to January 31, 2003. The adoption of Interpretation No. 46 did not have a material impact on our financial position, results of operations or cash flows.

        In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting, and have adopted the disclosure requirements of SFAS Nos. 123 and 148.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. This interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The initial recognition and measurement provisions of Interpretation No. 45 are effective for guarantees issued or modified after December 31, 2002. The recognition of a liability does not apply for guarantees issued between either a parent and its subsidiaries or corporations under common control. However, the disclosure provisions of Interpretation No. 45 do apply. iPCS Wireless, Inc. which is a wholly owned subsidiary of iPCS, Inc. and iPCS Equipment, Inc., which is a wholly owned indirect subsidiary of iPCS, Inc., have unconditionally and joint and severally guaranteed the existing senior discount notes. iPCS Equipment, Inc. is a guarantor of the senior secured credit facility. The adoption of Interpretation No. 45 did not have a material impact on our financial position, results of operations, or cash flows.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides new guidance on the recognition of costs associated with exit or disposal activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 supercedes previous accounting guidance provided by EITF No. 94-3, "Liability

Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." EITF No. 94-3 required recognition of costs at the date of commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We adopted SFAS No. 146 on October 1, 2002. There was no material impact on adoption.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other things, this statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt" which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," will now be used to classify those gains and losses. The adoption of SFAS No. 145 by us on October 1, 2002 did not have a material impact on our financial position, results of operations or cash flows.

Consolidated Results of Operations

For the Nine Months Ended June 30, 2004 compared to the Nine Months Ended June 30, 2003

        Subscriber Additions.    As of June 30, 2004, we provided personal communication services to approximately 233,000 subscribers compared to approximately 223,900 subscribers as of June 30, 2003. During the nine months ended June 30, 2004, we added approximately 12,900 net subscribers compared to approximately 8,200 during the nine months ended June 30, 2003. The increase in net subscribers acquired during the nine months ended June 30, 2004 was due to lower churn in the nine months ended June 30, 2004.

        Churn.    Churn for the nine months ended June 30, 2004 was 2.7% versus 3.5% for the nine months ended June 30, 2003. The improved credit quality of our subscriber base at June 30, 2004 was the principal reason for the decline in our churn rate.

        Average Revenue Per User.    ARPU was $53.04 for the nine months ended June 30, 2004 compared to $52.99 for the nine months ended June 30, 2003. The slight increase of $0.05 was attributable to higher monthly recurring and data revenues offset with lower minutes over plan revenues.

        Cash Cost Per User.    CCPU was $32.34 for the nine months ended June 30, 2004 compared to $39.43 for the nine months ended June 30, 2003. The $7.09 decrease in CCPU was attributable to reduced interconnect transport and facility costs, lower bad debt expense due to a better credit quality customer base, lower fees paid to Sprint for back-office services and reduced costs in network operations and general and administrative due to the elimination of charges for AirGate Service Company.

        Cost Per Gross Addition.    CPGA was $378 for the nine months ended June 30, 2004, an increase of $40 from $338 for the nine months ended June 30, 2003. Lower gross additions over which to spread the fixed costs and higher advertising expenses in fiscal 2004 were the principal reasons for the higher CPGA in 2004.

  Revenues.

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  Service Revenue. For the nine months ended June 30, 2004, service revenue totaled $107.1 million compared to $109.0 million for the same period in fiscal 2003. Service revenue is comprised of the monthly recurring charges for voice and data usage and the monthly non-recurring charges for voice and data minutes over plan, long distance, travel and roaming usage charges, other feature revenues and late payment fee and early cancellation fee revenues. Deductions for billing adjustments and promotional credits are recorded as a reduction to service revenue. As a result of more subscribers activating or converting to service plans with more minutes at a higher monthly recurring charge, our revenue from minutes over plan decreased but was partially offset with higher monthly recurring charges coupled with higher data revenues.

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  Roaming Revenue. Roaming revenue is comprised of revenue we receive from Sprint and other wireless subscribers that roam onto our network. We receive revenue on a per minute basis for voice traffic and per kilobyte basis for data traffic when subscribers other than ours use our network. We also receive toll revenue for any roaming long distance calls made on our network. The reciprocal roaming rate arrangement we have with Sprint for inbound and outbound roaming relative to Sprint subscribers was $0.10 per minute for voice charges effective January 1, 2002, which dropped to $0.058 effective January 1, 2003 and to $0.041 per minute effective January 1, 2004. With our new amendment with Sprint that was effective April 1, 2004, this rate increased to $0.058 per minute. For data traffic, this rate was $0.0055 per kilobyte in 2002, $0.0013 in 2003 and $0.0020 in 2004. For the nine months ended June 30, 2004, roaming revenue from Sprint and the other PCS Affiliates of Sprint totaled $29.7 million compared to $25.8 million for the nine months ended June 30, 2003. Roaming minutes from Sprint and the other PCS Affiliates of Sprint increased from 311.1 million for the nine months ended June 30, 2003 to 466.4 million for the nine months ended June 30, 2004. The increase in minutes is the result of a larger subscriber base for Sprint and the other PCS Affiliates of Sprint.

  Roaming revenue from other wireless subscribers was $4.6 million for the nine months ended June 30, 2004 compared to $6.4 million in the same nine months of fiscal 2003. The decrease in revenue was the result of both lower aggregate roaming minutes and a lower average per minute roaming rate received from these subscribers. Roaming minutes for the nine months ended June 30, 2004 were 32.6 million minutes compared to 42.1 million minutes in the nine months ended June 30, 2003. The average per minute roaming rate decreased from $0.15 for the nine months ended June 30, 2003 to $0.14 for the nine months ended June 30, 2004.

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  Equipment and Other Revenue. Equipment revenue is derived from the sale of handsets and accessories to our subscribers from our retail and local distribution channels, net of sales incentives, rebates and an allowance for returns. Our handset return policy allows customers to return their handsets for a full refund within 14 days after the date of purchase. When handsets are returned to us, we may be able to reissue the handsets to customers at little additional cost to us; however, when used handsets are returned to Sprint PCS for refurbishing, we receive a credit from Sprint PCS which is less than what we originally paid for the handset. Other revenue is tower-leasing revenue where we receive rent from other wireless carriers who have leased space on our owned towers coupled with reseller revenue. Handset revenue was $3.8 million for the nine months ended June 30, 2004 compared to $3.3 million for the nine months ended June 30, 2003. The increase in revenue of $0.5 million was due to decreased discounts for handset promotions for the nine months ended June 30, 2004 compared to the nine months ended June 30, 2003 despite gross additions from the retail and local third party distributors in the nine months ended June 30, 2004 were 4,700 lower than in the same period in 2003. Other revenue was $0.6 million for the nine months ended June 30, 2004 compared to $0.4 million for the nine months ended June 30, 2003. The increase was principally due to revenues we started receiving from agreements Sprint signed with carriers who are using the Sprint network as resellers, such as Virgin Mobile.

        Cost of Service and Roaming.    Cost of service and roaming include network operations expense, roaming expense relating to when our subscribers roam either on other Sprint PCS networks or other wireless carriers' networks, back-office customer services provided by Sprint PCS, the provision for doubtful accounts, long distance expense and the 8% affiliation fee due to Sprint PCS for collected revenues. Network operations expenses include salaries and benefits for network personnel, cell site rent, utilities and maintenance expenses, fees relating to the connection of our cell sites to our switches and other transport and facility expenses. Roaming expense is our cost of our subscribers using Sprint and other wireless carriers networks. Roaming expense with Sprint PCS is at the reciprocal rates as described above under "Roaming Revenues." Roaming expense when our subscribers use other wireless carriers networks is at rates as determined by the roaming agreements signed by Sprint PCS with these other wireless carriers. For the nine months ended June 30, 2004, cost of service and roaming was $83.2 million compared to $100.3 million for the nine months ended June 30, 2003. The decrease of $17.1 million was attributable to lower facilities and transport costs of $4.6 million, the elimination of the allocation of AirGate Service Company expenses of $0.8 million and reduced bad debt expenses of $2.9 million which was the result of a tighter credit policy for new activations. In addition, customer service expenses were $7.3 million lower in the nine months ended June 30, 2004 compared to the nine months ended June 30, 2003, due to lower service bureau fee rates from Sprint in 2004 compared to 2003 coupled with credits received for calendar year 2003 rate reconciliations that we received in calendar year 2004. In addition, handset upgrade costs from distribution channels outside those controlled by us decreased from $3.1 million for the nine months ended June 30, 2003 to $1.1 million for the nine months ended June 30, 2004. Offsetting this was higher affiliation fees of $0.6 million recorded in the nine months ended June 30, 2004 compared to the same period in 2003 which was the result of both higher revenues and lower bad debt expense.

        At June 30, 2004, our network consisted of 662 cell sites and two switches compared to 643 cell sites and three switches at June 30, 2003. During the quarter ended June 30, 2004, we decommissioned one of our switches. We had 56 employees performing network operations at June 30, 2004 compared to 52 at June 30, 2003. The increase in the number of employees was due to AirGate Service Company no longer performing some of these services for us.

        Cost of Equipment.    Cost of equipment includes the cost of handsets and accessories sold or upgraded from our retail and local distribution channels. Cost of equipment increased $3.5 million from $9.3 million for the nine months ended June 30, 2003 compared to $12.8 million for the nine months ended June 30, 2004. Lower gross activations from these channels resulting in decreased costs were offset with higher costs for upgrades for our current customers. Costs for handset upgrades increased by $2.1 million from $1.0 million in the nine months ended June 30, 2003 to $3.1 million in the nine months ended June 30, 2004.

        Selling and Marketing.    Selling and marketing costs include the costs to operate our retail stores, advertising and promotional expenses, commissions and equipment subsidies and rebate expenses relating to new subscriber additions from national third parties and other Sprint controlled channels. Selling and marketing expenses for the nine months ended June 30, 2004 were $21.0 million compared to $21.8 million for the nine months ended June 30, 2003, a reduction of $0.8 million. Due to the closing of 15 stores and other personnel reductions that occurred earlier in 2003, salaries and retail store related operating costs resulted in reduced selling and marketing expenses of $3.1 million in the nine months ended June 30, 2004 compared to June 30, 2003. The elimination of AirGate Service Company reduced expenses in fiscal year 2004 by $0.7 million. Offsetting these reductions were higher expenses of $2.8 million in advertising and promotion costs and commission expense in the nine months ended June 30, 2004 compared to the same period in 2003. In 2003, as a means to conserve cash, we significantly reduced our advertising budget after our Chapter 11 filing in February 2003. Commission expense was higher in the nine months ended June 30, 2004 compared to the nine months ended June 30, 2003, due to changes in some of the commission structures for the Sprint-controlled channel activations, as Sprint implemented new commission plans to encourage national third parties to sell to a better credit quality customer base in 2004.

        General and Administrative.    For the nine months ended June 30, 2004, general and administrative expenses were $3.6 million compared to $4.6 million in the nine months ended June 30, 2003. General and administrative expenses include administrative salaries and benefits, legal fees, insurance expense and other professional expenses. The decrease of $1.0 million in general and administrative expenses was due mainly to the elimination of AirGate Service Company.

        Reorganization Expenses.    Reorganization expenses for the nine months ended June 30, 2004 and 2003, totaled $7.9 million and $29.2 million, respectively. Reorganization expenses consist of expenses incurred or accrued as a direct result of our Chapter 11 filing and for both the nine-month periods ended June 30, 2004 and 2003, consist primarily of professional fees, costs relating to the closing of retail stores and rejecting other operating leases as well as the write-off of the unamortized discount and financing costs on our senior discount notes. In the nine months ended June 30, 2003, Reorganization expense included $15.2 million to adjust the senior discount notes to their estimated claim value and $5.5 million for the write off of remaining deferred financing costs related to the senior discount notes. In addition, $2.3 million was recorded in fiscal year 2003 for lease rejection damages, severance and property write-offs related to store closures compared to $1.4 million for this type of Reorganization expense in the nine months ended June 30, 2004. Professional fees totaled $6.3 million in the nine months ended June 30, 2003 which was $0.2 million less than the $6.5 million recorded for professional fees in the nine months ended June 30, 2004.

        Depreciation and Amortization.    For the nine months ended June 30, 2004, depreciation and amortization expense totaled $28.6 million compared to $30.8 million for the nine months ended June 30, 2003. The decrease was principally due to the elimination of amortization of intangibles in fiscal year 2004 as they were fully amortized by the end of fiscal year 2003 and depreciation costs were reduced as a result of the property write-offs related to the 15 stores closed in February 2003.

        Interest Expense.    For the nine months ended June 30, 2004 and 2003, interest expense was $10.1 million and $18.0 million, respectively. The decrease is due to the discontinuation of the amortization of the discount and accretion of the interest relating to the interest on our existing senior discount notes as of the date of our Chapter 11 filing on February 23, 2003. Offsetting this decrease was interest expense of $3.2 million for interest accrued on the $165.0 million senior notes due 2012 that were issued on April 30, 2004.

        Net Loss.    For the nine months ended June 30, 2004, our net loss was approximately $21.1 million compared to a loss of $69.6 million for the nine months ended June 30, 2003. The reduction in our net loss of $48.5 million was due mainly to our efforts to conserve cash and control the growth of our company. Also, higher reorganization expenses were recorded in the nine months ended June 30, 2003, due to the adjustment for the senior discount notes balance and the related write-off of deferred financing fees as discussed above in "—Reorganization Expenses." In addition, subsequent to our Chapter 11 filing in February 2003, we discontinued the amortization of the discount and accretion of interest on our existing senior discount notes.

For the Year Ended September 30, 2003 compared to the Year Ended September 30, 2002

        Subscriber Additions.    As of September 30, 2003, we had approximately 220,100 subscribers compared to approximately 215,700 subscribers as of September 30, 2002. During the year ended September 30, 2003, we added approximately 4,400 net subscribers compared to approximately 85,300 during the year ended September 30, 2002. The decrease in net subscribers acquired during the year ended September 30, 2003 was due to increased competition from other wireless carriers and a reduced number of retail stores and local third party distributors due to the closing of stores and canceling of agreements with under-performing distributors during 2003. In addition, to improve the credit quality of our subscriber base, in February 2003 we reinstituted a $250 subscriber deposit requirement for credit-challenged subscribers.

        Churn.    Churn for the year ended September 30, 2003 was 3.4% versus 3.0% for the year ended September 30, 2002. Increased competition in the wireless sector and the decreased credit quality of our subscribers that were added during 2002 were the principal reasons for the increase in our churn rate.

        Average Revenue Per User.    ARPU was $53.36 for the year ended September 30, 2003 compared to $54.95 for the year ended September 30, 2002. The decrease was attributable to lower minutes over plan revenues.

        Cash Cost Per User.    CCPU was $38.18 for the year ended September 30, 2003 compared to $46.82 for the year ended September 30, 2002. The decrease in CCPU is attributable to significantly lower bad debt expense due to tighter credit policies coupled with savings realized from economies of scale in network operations and administrative personnel costs as we increased our in-service network and subscriber base in 2003.

        Cost Per Gross Addition.    CPGA was $345 for the year ended September 30, 2003, a decrease of $36 from the $381 for the year ended September 30, 2002. The closing of 15 retail stores, and a reduction in advertising expenses are the principal reasons for the decrease in CPGA.

  Revenues.

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    Service Revenue. For the year ended September 30, 2003, service revenue totaled $145.2 million compared to $116.2 million for the same period in 2002. A higher average subscriber base accounted for most of the service revenue increase in 2003. Offsetting the increase in revenue from the higher subscriber base was a decrease in our minutes over plan revenue. In late 2002, Sprint introduced a new PCS to PCS plan feature in which subscribers received unlimited quantities of minutes for little or no additional cost for any calls made from one Sprint PCS subscriber to another.

    •
    Roaming Revenue. For the year ended September 30, 2003, roaming revenue from Sprint PCS totaled $35.8 million compared to $42.7 million in the year ended September 30, 2002. Despite the decrease in the roaming rate from Sprint PCS from 2002 to 2003, roaming minutes from Sprint PCS increased from 316.1 million for the year ended September 30, 2002 to 459.0 million for the year ended September 30, 2003. The increase in minutes is the result of a larger subscriber base for Sprint PCS and its other PCS Affiliates using our network as well as a larger coverage area in our markets in 2003 compared to 2002.

    Roaming revenue from non-Sprint subscribers was $8.5 million for the year ended September 30, 2003 compared to $4.6 million in the same period in 2002. The increase in revenue was due to increased roaming traffic on our network as a result of our new roaming agreement signed by Sprint with Verizon Wireless, which benefitted our network in our Michigan markets. Roaming minutes for the year ended September 30, 2003 were 56.1 million minutes compared to 26.4 million minutes in the year ended September 30, 2002. The average per minute roaming rate decreased from $0.18 for the year ended September 30, 2002 versus $0.15 for the same period in 2003.

    •
    Equipment and Other Revenue. For the year ended September 30, 2003 and 2002, equipment and other revenue was $4.8 million and $6.9 million, respectively. The decrease in equipment revenue in the year ended September 30, 2003 was due to lower sales of equipment related to fewer subscriber activations compared to the same period in 2002.

        Cost of Service and Roaming.    For the year ended September 30, 2003, cost of service and roaming was $130.1 million compared to $128.5 million for the year ended September 30, 2002. The increase in cost of service was offset by reduced roaming expenses of $4.4 million due to the reduction of rates as described previously in "Roaming Revenue" and reduced bad debt expenses of $4.2 million which was the result of a tighter credit policy on new subscribers. In addition, customer service expenses were $7.2 million higher in the year ended September 30, 2003 compared to September 30, 2002 due principally to the increase in additional back office fees charged by Sprint and subscriber retention costs for handset upgrades in Sprint-controlled channels such as RadioShack and Best Buy.

        At September 30, 2003, our network consisted of 646 cell sites and three switches compared to 633 cell sites and three switches at September 30, 2002. We had 55 employees performing network operations at September 30, 2003 and at September 30, 2002.

        Cost of Equipment.    Cost of equipment decreased $8.7 million to $11.8 million for the year ended September 30, 2003 compared to $20.5 million for the year ended September 30, 2002. The decrease was in part due to lower average handset costs in 2003 as well as lower gross adds.

        Selling and Marketing.    Selling and marketing expenses for the year ended September 30, 2003 were $27.3 million compared to $44.7 million in the year ended September 30, 2002, a reduction of $17.4 million. The decrease was due to lower gross additions in 2003 that resulted in lower sales commissions of $3.8 million and lower handset subsidies and rebates from Sprint-controlled channels of distribution being paid of $2.0 million. In addition, due to the closing of 15 stores and other personnel reductions that occurred earlier in 2003, salaries and retail store-related operating costs resulted in reduced selling and marketing expenses of $2.6 million. Advertising and promotion costs were also $7.5 million lower in the year ended September 30, 2003 compared to September 30, 2002.

        General and Administrative.    For the year ended September 30, 2003 general and administrative expenses were $5.5 million compared to $24.9 million in the year ended September 30, 2002. The reduction of general and administrative costs in 2003 compared to 2002 was due primarily to $18.4 million of costs incurred related to our acquisition by AirGate in November 2001.

        Reorganization Expenses.    Reorganization expenses for the year ended September 30, 2003 totaled $31.1 million. Reorganization expenses consist of expenses incurred or accrued as a direct result of our Chapter 11 filing, $8.4 million relates to professional fees and other costs related to the Reorganization, $2.0 million relates to the closing of 15 of our retail stores, and $20.7 relates to the write-off of unamortized discounts and debt financing costs of our existing senior discount notes.

        Non-cash Stock Compensation Expense.    Non-cash stock compensation expense was $4.0 million for the year ended September 30, 2002. We applied the provisions of APB Opinion No. 25 and related interpretations in accounting for our stock option plans. Unearned stock compensation was recorded for the difference between the exercise price and the fair market value of our common stock at the date of the grant and was recognized as non-cash stock compensation expense in the period in which the related services were rendered. All stock options became fully vested at the time of our acquisition by AirGate and, therefore, all unearned stock compensation at November 30, 2001 was recognized as expense.

        Depreciation and Amortization.    For the year ended September 30, 2003, depreciation and amortization expense totaled $40.5 million compared to $37.6 million for the year ended September 30, 2002. The increase was due principally to the impairment of property and equipment and intangible assets to their carrying value at September 30, 2002.

        Loss on Disposal of Equipment.    As a result of our acquisition by AirGate on November 30, 2001, AirGate's management proposed changes to our business plan with respect to our network build-out and retail stores. Accordingly, the carrying value of the property and equipment associated with identified locations affected by the new business plan were adjusted to their fair value. These adjustments resulted in a loss on the disposal of equipment of $6.3 million for the year ended September 30, 2002.

        Impairment of Goodwill.    In accordance with the provisions of SFAS No. 142, we performed our first annual assessment of goodwill impairment as of September 30, 2002. The results of this assessment indicated that goodwill was impaired and we recorded an impairment charge of $8.1 million at September 30, 2002. This impairment charge reduced the carrying value of goodwill to zero.

        Impairment of Property and Equipment.    For the year ended September 30, 2002, we recorded an asset impairment of $29.4 million due to a significant reduction in the value of our business as well as a generally weak secondary market for telecommunications handsets.

        Impairment of Intangible Assets.    For the year ended September 30, 2002, we recorded an impairment of intangible assets of $23.6 million for the assets related to our right to provide services under affiliation agreements and the subscriber base we acquired from Sprint in January 2001 in the Iowa City and Cedar Rapids, Iowa markets.

        Interest Expense.    For the years ended September 30, 2003 and 2002, interest expense was $20.3 million and $26.2 million, respectively. The decrease is due to the discontinuation of the accretion of the discount and interest relating to our existing senior discount notes as of the date of our Chapter 11 filing on February 23, 2003.

        Cumulative Effect of a Change in Accounting Principle.    In connection with our acquisition by AirGate, we changed our method of amortizing interest expense on our existing senior discount notes effective as of October 1, 2001. While our previous method of accounting was in accordance with GAAP, we believed it was preferable to use the same methodology as AirGate which is also in accordance with GAAP. The cumulative effect of this change in accounting for the periods through September 30, 2001, was a reduction in the carrying value of our existing senior discount notes of $4.3 million along with a corresponding decrease in our net loss. In accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes," the change in accounting principle has been reflected as a cumulative change in accounting principle effective as of October 1, 2001.

        Net Loss.    Our net loss for the year ended September 30, 2003 of $72.9 million was $105.5 million lower than our net loss of $178.4 million for the year ended September 30, 2002. In 2002, we recorded $61.1 million of property, goodwill and intangible asset impairments. In addition, 2002 included $4.0 million of non-cash stock compensation expense and $6.3 million of loss on disposals related to changes to our business plan as a result of our acquisition by AirGate in November 2001. Lower subscriber growth in 2003 also contributed to lower selling and marketing expenses and cost of equipment.

For the Year Ended September 30, 2002 compared to the Nine Months Ended September 30, 2001

        Subscriber Additions.    As of September 30, 2002, we provided personal communication services to approximately 215,700 subscribers compared to approximately 134,900 subscribers as of September 30, 2001. During the year ended September 30, 2002, we added approximately 85,300 net subscribers compared to approximately 73,700 net subscribers added during the nine months ended September 30, 2001. The increase in net subscribers acquired in fiscal year 2002 is due principally to a more relaxed credit policy and to the change in 2001 from a calendar year end to a September 30 fiscal year end. As a result of this change, the 2001 subscriber additions did not include the effects of a holiday selling season that historically has been the strongest three-month selling period in the wireless industry.

        Churn.    Churn for the year ended September 30, 2002 was 3.0% versus 1.5% for the nine months ended September 30, 2001. The Clear Pay program that was introduced by Sprint in May 2001 increased the percentage of the sub-prime credit quality subscribers in our subscriber base and resulted in higher involuntary churn during the year ended September 30, 2002 as deactivations did not occur until six months after non-payment.

        Average Revenue Per User.    ARPU was $54.95 for the year ended September 30, 2002, compared to $56.96 for the nine months ended September 30, 2001. The decrease was mostly attributable to lower monthly recurring charges and minutes over plan revenues.

        Cash Cost Per User.    CCPU was $46.82 for the year ended September 30, 2002 compared to $59.02 for the nine months ended September 30, 2001. The decrease in CCPU is attributable to a realization of economies of scale relative to our growing subscriber base throughout 2001 to 2002.

        Cost Per Gross Addition.    CPGA was $381 for the year ended September 30, 2002, an increase of $53 over $328 for the nine months ended September 30, 2001. Higher handset rebates, promotions and subsidies and an increase of $18 per gross add for advertising costs were the principal reasons for the increase in CPGA.

  Revenues.

    •
    Service Revenue. For the year ended September 30, 2002, service revenue totaled $116.2 million compared to $47.2 million for the nine months ended September 30, 2001. Despite a $2.01 decrease in ARPU, the increase in aggregate service revenue is due mainly to a significantly higher subscriber base during the year ended September 30, 2002.

    •
    Roaming Revenue. For the year ended September 30, 2002, roaming revenue from Sprint PCS totaled $42.7 million compared to $24.7 million in the nine months ended September 30, 2001. Despite the decrease in the roaming rate payable to us by Sprint PCS from 2001 to 2002, roaming minutes from Sprint increased from 102.8 million for the nine months ended September 30, 2001 to 316.1 million for the year ended September 30, 2002. The increase in minutes is the result of a larger subscriber base for Sprint PCS and its other PCS Affiliates using our network as well as a larger coverage area in our markets in 2002 compared to 2001 when we were still in the process of building out our network.

    Roaming revenue from non-Sprint PCS subscribers was $4.6 million for the year ended September 30, 2002 versus $0.6 million in the nine months ended September 30, 2001. Despite an average drop in the roaming rate from other carriers of approximately $0.16 per minute, the significant increase in revenue was due principally to a new roaming agreement that Sprint signed with Verizon Wireless. Because of this agreement, we saw significant increases in roaming traffic primarily in our Michigan markets from Verizon subscribers. Roaming minutes for the year ended September 30, 2002 were 26.4 million minutes compared to 1.8 million minutes in the nine months ended September 30, 2001.

    •
    Equipment and Other Revenue. For the year ended September 30, 2002 and the nine months ended September 30, 2001, handset revenue was $6.6 million and $4.9 million respectively. The increase in handset revenue in the year ended September 30, 2002 was due to higher gross additions compared to the nine months ended September 30, 2001. Other revenue was $0.3 million for the year ended September 30, 2002 compared to $0.1 million for the nine months ended September 30, 2001.

        Cost of Service and Roaming.    For the year ended September 30, 2002, cost of service and roaming was $128.5 million compared to $60.5 million for the nine months ended September 30, 2001. The increase of $68.0 million was attributable to an increase of network operations expenses of $26.8 million due to a much larger in-service network we were operating in 2002 compared to 2001. We recorded an additional $5.5 million in affiliation fees paid to Sprint as a result of the increase in service revenues. Despite the reduction in the reciprocal roaming rate from Sprint, roaming expense increased by $15.4 million due to the growth in our subscriber base in 2002. The increased subscriber base also increased back-office customer service expenses by $20.3 million in the year ended September 30, 2002 compared to the nine months ended September 30, 2001.

        At September 30, 2002, our network consisted of 633 cell sites and three switches compared to 449 cell sites and two switches at September 30, 2001. We had 55 employees performing network operations at September 30, 2002 and at September 30, 2001.

        Cost of Equipment.    Cost of equipment includes the cost of handsets and accessories sold or upgraded by our retail and local third party distributors. Cost of equipment increased $6.2 million from $14.3 million for the nine months ended September 30, 2001 compared to $20.5 million for the year ended September 30, 2002 due to the higher gross adds from these channels in the year ended September 30, 2002.

        Selling and Marketing.    Selling and marketing costs include the costs to operate our company-owned retail stores, advertising and promotional expenses, commissions and equipment subsidies and rebate expenses relating to new subscriber additions sold in national third party retailers and other Sprint-controlled channels. Selling and marketing expenses for the year ended September 30, 2002 were $44.7 million compared to $24.9 million in the nine months ended September 30, 2001, an increase of $19.8 million. The increase was due to higher gross adds in the year ended September 30, 2002. Increased commissions as a result of the higher gross adds contributed $1.5 million of the increased selling and marketing costs. In addition, salaries, store-related expenses and temporary services totaled $7.0 million higher in the year ended September 30, 2002 compared to the nine months ended September 30, 2001. Advertising and promotional expenses were $6.5 million higher in the year ended September 30, 2002 compared to the nine months ended September 30, 2001.

        General and Administrative.    For the year ended September 30, 2002, general and administrative expenses were $24.9 million compared to $8.6 million in the nine months ended September 30, 2001. General and administrative expenses include administrative salaries and benefits, legal fees, insurance expense and other professional expenses. The majority of the $16.3 million increase in 2002 was due to costs associated with our acquisition by AirGate that closed on November 30, 2001. In the nine months ended September 30, 2001, we incurred costs related to AirGate's acquisition of us of $2.4 million compared to $18.4 million in the year ended September 30, 2002. In addition, AirGate Service Company costs of $0.8 million were recorded in the year ended September 30, 2002 and none of these costs were recorded in the nine months ended September 30, 2001 as this was prior to the merger with AirGate.

        Non-cash Stock Compensation Expense.    Non-cash stock compensation expense was $4.0 million for the year ended September 30, 2002 versus $1.5 million for the nine months ended September 30, 2001. We applied the provisions of APB Opinion No. 25 and related interpretations in accounting for our stock option plans. Unearned stock compensation was recorded for the difference between the exercise price and the fair market value of our common stock at the date of the grant and was recognized as non-cash stock compensation expense in the period in which the related services were rendered. All stock options became fully vested at the time of the merger with AirGate and therefore, all unearned stock compensation at November 30, 2001 was recognized as expense.

        Depreciation and Amortization.    For the year ended September 30, 2002, depreciation and amortization expense totaled $37.6 million, compared to $15.4 million for the nine months ended September 30, 2001. This increase of $22.2 million was primarily due to a larger in-service network at September 30, 2002, as our network build-out was substantially complete at this point.

        Gain/loss on Disposal of Equipment.    As a result of our acquisition by AirGate on November 30, 2001, AirGate's management proposed changes to our business plan with respect to our network build-out and retail store. Accordingly, the carrying value of the property and equipment associated with identified locations affected by the new business plans were adjusted to their fair value. These adjustments resulted in a loss on the disposal of equipment of $6.3 million for the year ended September 30, 2002. For the nine months ended September 30, 2001, we recorded a net gain of $0.5 million on the disposal of equipment due principally to the sale of towers.

        Impairment of Goodwill.    In accordance with the provisions of SFAS No. 142, we performed our first annual assessment of goodwill impairment as of September 30, 2002. The results of this assessment indicated that goodwill was impaired and we recorded an impairment charge of $8.1 million at September 30, 2002. This impairment charge reduced the carrying value of goodwill to zero.

        Impairment of Property and Equipment.    For the year ended September 30, 2002, we recorded an asset impairment of $29.4 million due to significant adverse changes to our business plan as well as a generally weak secondary market for telecommunications equipment.

        Impairment of Intangible Assets.    For the year ended September 30, 2002, we recorded an impairment of intangible assets of $23.6 million for the assets related to our right to provide services under our affiliation agreements with Sprint PCS and the subscriber base we acquired from Sprint in January 2001 in the Iowa City and Cedar Rapids, Iowa markets.

        Interest Income.    Interest income decreased $2.9 million from $3.5 million for the nine months ended September 30, 2001 to $0.6 million for the year ended September 30, 2002. The interest income was generated from cash and cash equivalents and decreased due to lower levels of cash and cash equivalents combined with lower interest rates.

        Interest Expense.    For the year ended September 30, 2002 and the nine months ended September 30, 2001, interest expense was $26.2 million and $17.0 million, respectively. The increase of $9.2 million is due to borrowings under the senior secured credit facility of $130.0 million at September 30, 2002 compared to borrowings of only $50.0 million at September 30, 2001 coupled with twelve months of interest accretion on the existing senior discount notes in fiscal year 2002 compared to only nine months in fiscal year 2001.

        Cumulative Effect of a Change in Accounting Principle.    In connection with our acquisition by AirGate, we changed our method of amortizing interest expense on our existing senior discount notes effective as of October 1, 2001. While our previous method of accounting was in accordance with GAAP, we believed it was preferable to use the same methodology as AirGate. AirGate's method of amortizing interest expense is also in accordance with GAAP.

        The cumulative effect of this change in accounting for the periods through September 30, 2001, was a reduction in the carrying value of the existing senior discount notes of $4.3 million along with a corresponding decrease in our net loss. In accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes," the change in accounting principle has been reflected as a cumulative change in accounting principle effective as of October 1, 2001.

        Net Loss.    For the year ended September 30, 2002 we incurred a net loss of $178.4 million compared to a net loss of $60.7 million for the nine months ended September 30, 2001. An increase in revenues of $92.9 million was offset with additional operating costs of $110.4 million coupled with impairments of property, intangible assets and goodwill of $61.1 million.

Liquidity and Capital Resources

        As of June 30, 2004, we had $18.8 million in cash and cash equivalents compared to $17.7 million at September 30, 2003. In addition, we had $168.4 million in restricted cash related to the proceeds of our senior note offering that closed on April 30, 2004.

        With the net proceeds from the offering of the old notes and subject to our ability to manage subscriber growth and achieve operating efficiencies, cash and cash equivalents, combined with cash flows from operations, are expected to be sufficient to fund any operating losses and working capital and to meet capital expenditure needs and debt service requirements for the foreseeable future.

  Net Cash Flows from Operating Activities

        We generated $15.7 million in operating cash flows in the nine months ended June 30, 2004, compared to $1.1 million in the nine months ended June 30, 2003. For the nine months ended June 30, 2004, the increase in operating cash flows was due to decreases in our net losses after adjustments for non-cash items that included favorable effects from provisions for bad debts of $2.9 million coupled with favorable charges in our working capital of $5.1 million.

        For the year ended September 30, 2003, we generated $5.7 million in operating cash flows as compared to a use of operating cash flows of $34.8 million for the same periods in 2002. The increase in operating cash flows was primarily due to lower net operating losses after adjustments for non-cash items coupled with a favorable adjustment related to the provisions for bad debts offset with unfavorable working capital adjustments.

  Net Cash Flows from Investing Activities

        For the nine months ended June 30, 2004, cash flows used in investing activities totaled $12.0 million. Purchases of property and equipment totaled $8.6 million and included in this total was $4.1 million in switch capital expenditures mainly for the purchase and installation of equipment for our switching center at the Davenport, Iowa switch location. This additional equipment was necessary to add capacity in order to accommodate the movement of cell traffic away from our Gridley, Illinois switch which we decommissioned in June, 2004. Coupled with the capital expenditures, restricted cash increased by $3.4 million as we funded interest for the senior notes through June 30, 2004. In the nine months ended June 30, 2004, we also incurred $2.3 million of capital expenditures to upgrade additional sites to 1xRTT and we incurred $2.1 million of capital expenditures to add fifteen additional cell sites to our network. For the nine months ended June 30, 2003, cash flows used in investing activities totaled $11.1 million and related to capital expenditures to upgrade our network to 1xRTT, to add nine additional cell sites to the network and to add additional network capacity.

        Cash flows used for investing activities totaled $13.3 million for the year ended September 30, 2003 and related primarily to capital expenditures made to increase coverage and capacity of our network as well as to upgrade our network to 1xRTT. For the year ended September 30, 2002, we spent $71.8 million on capital expenditures. The decrease in 2003 from 2002 for investing activities was because we were still completing our initial build-out requirements in 2002.

  Net Cash Flows from Financing Activities

        For the nine months ended June 30, 2004, cash flows used for financing activities totaled $2.6 million. Included in this total was $1.1 million for principal payments made under our senior secured credit facility. These payments were made under our amended cash collateral order approved by the Bankruptcy Court that allowed us to continue operating as a debtor-in-possession using the cash collateral of the senior secured lenders. This amended agreement stated that beginning with the month ending June 30, 2003, and each month ending thereafter, any cash collateral in excess of a $12.0 million target balance is multiplied by 50%, with the first 50% paid to the administrative agent for the senior secured lenders, and the remaining 50% held on account by the administrative agent that we could access at any month end where the cash collateral balance fell below the target balance. Amounts paid to the senior secured lenders are applied first to outstanding interest and then to principal. In addition, we incurred financing expenses of $1.5 million for financing fees for the new $165.0 million senior notes due 2012, the proceeds of which were closed into escrow. For the nine months ended June 30, 2003, cash flows used for financing activities totaled $2.3 million mainly for principal payments under our senior secured credit facility.

        For the year ended September 30, 2003, cash flows used for financing activities was $2.3 million, which was mainly principal reduction payments made to our senior secured lenders under the cash collateral order as described above. For the year ended September 30, 2002, cash flows from financing activities totaled $79.6 million. In 2002, we borrowed the remaining amount of our availability of $80.0 million under our senior secured credit facility.

  Tower Sale Leasebacks

        On September 8, 2004, we signed an agreement with TCP Communications, LLC whereby we agreed to sell up to 92 of our owned towers to TCP Communications. The towers are priced individually and the sale of all 92 towers would provide us with gross proceeds of approximately $16.5 million. After the sale, we will lease space on the towers sold to TCP Communications at rates and terms consistent with that of our existing leases. The transaction is expected to close in several installments during calendar year 2004 and is subject to exclusion of towers by TCP Communications based on its due diligence and other customary closing conditions.

  Future Trends That May Affect Operating Results, Liquidity and Capital Resources

        During 2003, we experienced overall declining net subscriber growth compared to previous periods. This trend is attributable to increased competition and slowing aggregate subscriber growth in the wireless telecommunications industry. In addition, as a means to conserve cash in 2003, we closed 15 company-owned retail stores and cancelled 21 agreements with local third party distributors, thereby reducing our retail presence in a number of our markets.

        We may continue to experience higher costs to acquire subscribers. For the first nine months of fiscal 2004, our CPGA was $378 per activation compared to $338 per activation for the same period in fiscal 2003. The fixed costs in our sales and marketing organization are being allocated among a smaller number of activations due to the slowdown in subscriber growth. In addition, handset subsidies have been increasing due to more aggressive promotional efforts. With a higher CPGA, subscribers must remain our subscribers for a longer period of time at a stable ARPU for us to recover those acquisition costs.

        As we seek to accelerate our subscriber growth, we will incur significant upfront subscriber acquisition expenses (including the handset subsidy, commissions and promotional expenses) that initially will result in increased losses and reduced levels of cash flows from operating activities as compared to our most recent prior periods. Alternatively, we may not be able to sustain our planned growth in subscribers or obtain sufficient revenue to achieve and sustain profitability. Net subscriber growth was 12,929 subscribers for the nine months ended June 30, 2004, an increase of 4,746 from the 8,183 net subscribers added in the nine months ended June 30, 2003. For the year ended September 30, 2003, our net subscriber growth was 4,413. If the current trend of net subscriber growth continues and we are not able to achieve our planned subscriber growth, it will lengthen the amount of time it will take for us to reach a sufficient number of subscribers to achieve positive free cash flow, which in turn will have a negative effect on capital resources. In addition, to the extent our subscriber growth includes a higher percentage of sub-prime credit subscribers, our churn and bad debt expense may increase.

        We may experience a higher churn rate. Our average subscriber monthly churn (net of deactivations that take place within 30 days of the activation date for the year ended September 30, 2003) was 3.4%. This rate of churn is the highest that we have experienced on an annual basis since our inception and compares to 3.0% in the year ended September 30, 2002. We have experienced a significantly higher rate of involuntary deactivations due to non-payment relating to these subscribers. If churn increases over the long-term, we would lose the cash flows attributable to these subscribers and have greater-than-projected losses.

        We received a significantly lower roaming rate of $0.041 per minute of use in the first calendar quarter of 2004. Beginning on April 1, 2004, the effective date of the amendments to our affiliation agreements, our roaming rate increased to $0.058 per minute of use through December 31, 2006. We may incur significant wireless handset subsidy costs for existing subscribers who upgrade to a new handset. As our subscriber base matures and technological innovations occur, more existing subscribers will begin to upgrade to new wireless handsets for which we subsidize the cost to the subscriber. We incurred net costs of approximately $3.6 million associated with wireless handset upgrade costs for the nine months ended June 30, 2004. We have limited historical experience regarding the adoption rate for wireless handset upgrades. If more subscribers upgrade to new wireless handsets than we project, near term EBITDA and cash flows would be lower than projected.

  Commitments and Contingencies

        On July 3, 2002, the FCC issued an order in Sprint PCS v. AT&T for declaratory judgment holding that PCS wireless carriers could not unilaterally impose terminating long distance access charges pursuant to FCC rules. This FCC order did not preclude a finding of a contractual basis for these charges, nor did it rule whether or not Sprint PCS had such a contract with carriers such as AT&T. We have previously received $1.0 million comprised of $1.1 million of terminating long distance access revenues less $0.1 million of associated affiliation fees from Sprint PCS prior to the current quarter, and Sprint PCS has asserted its right to recover these revenues net of the affiliation fees from us. We will continue to assess the ability of Sprint, Sprint PCS or other carriers to recover these charges and we are continuing to review the availability of defenses we may have against Sprint PCS's claim to recover these revenues from us. We have not projected collecting access revenues on future billings.

        On October 1, 2003, AT&T filed an administrative proof of claim in the amount of $5.1 million for services provided to us from February 23, 2003 through June 24, 2003, and a pre-petition proof of claim in the amount of $1.7 million for services provided to us prior to our Chapter 11 filing, both of which claims we dispute. In connection with our Plan of Reorganization, we agreed to deposit $0.7 million in escrow pending resolution of both of these disputed claims.

        On August 31, 2004, AT&T filed a cure claim for $4.1 million, contending that $1.5 million of the amount set forth in the pre-petition proof of claim, and $2.5 million of the amount set forth in the administrative proof of claim are presently due in cash as cure amounts resulting from an alleged assumption arising from the confirmation of our Plan of Reorganization, which we also dispute. Also on August 31, 2004, AT&T amended its administrative proof of claim originally filed on October 1, 2003, by reducing it from $5.1 million to $2.6 million. If AT&T's claims are allowed as valid, AT&T would have a $0.2 million pre-petition claim payable in stock under our Plan of Reorganization, with the remaining claims (both cure and administrative) payable in $6.6 million of cash.

        Both the administrative and pre-petition claims between AT&T and us have been consolidated in claims proceedings pending before the Bankruptcy Court. We have until September 30, 2004 to file a response to the cure claim and intend to request that our dispute on the cure claim be consolidated with the administrative and pre-petition claim dispute. We are currently in the discovery stage of the proceedings with respect to the administrative and pre-petition claims. If we cannot reach a settlement regarding these disputes after discovery, the Bankruptcy Court will determine the outcome. We believe the accompanying consolidated financial statements adequately reflect our obligations to AT&T for these services provided.

        The costs for the services provided by Sprint PCS under our service agreements with Sprint PCS relative to billing, customer care and other back-office functions for the nine months ended June 30, 2004 were approximately $12.9 million and for the year ended September 30, 2003 were approximately $18.9 million. Since we incur the majority of these costs on a per subscriber basis which is fixed until the end of December 2006 and after which will be adjusted by Sprint PCS based on a formula related to Sprint PCS' costs to provide the services, we expect the aggregate cost for such services to increase as the number of our subscribers increases after December 2006. Sprint PCS may terminate any service provided under such agreements upon nine months' prior written notice, but if we would like to continue receiving such service, Sprint PCS has agreed that it will assist us in developing that function internally or locating a third-party vendor that will provide that service. Although Sprint PCS has agreed in such an event to reimburse us for expenses we incur in transitioning to any service internally or to a third-party, if Sprint PCS terminates a service for which we have not developed or are unable to develop a cost-effective alternative, our operating costs may increase beyond our expectations and our operations may be interrupted or restricted. We do not currently have a contingency plan if Sprint PCS terminates a service we currently receive from it.

        Variable interest rates may increase substantially. At June 30, 2004, we had borrowed approximately $126.6 million (including accrued interest) under our senior secured credit facility. The rate of interest on the senior secured credit facility is based on a margin above the alternate bank rate (the prime lending rate in the United States). Our weighted average borrowing rate on variable rate borrowings at June 30, 2004, was 6.75%. In connection with the Reorganization we have repaid in full the outstanding amount of loans under the senior secured credit facility and will have only fixed rate indebtedness under our existing capital leases and the new notes offered hereby. To the extent that we incur any floating rate financing in the future, we would be exposed to interest rate risk on such indebtedness.

        We operate with negative working capital related to amounts owed to Sprint. Each month we pay Sprint amounts relating to: (i) roaming expense, (ii) the 8% affiliation fee, (iii) costs for customer support and billing, (iv) handsets purchased from Sprint, (v) reimbursements for commissions paid to national third party retailers such as RadioShack and Best Buy, (vi) reimbursement for subsidies related to handsets sold by national third party retailers, and (vii) wholesale long distance expense that we incur when either our customers, other Sprint customers or another wireless service provider's customers make long distance calls on our network. A reduction in the amounts we owe Sprint may result in a greater use of cash for working capital purposes than our business plan currently projects.

        We may not be able to access the credit or equity markets for additional capital if the liquidity discussed above is not sufficient for the cash needs of our business. We continually evaluate options for additional sources of capital to supplement our liquidity position and maintain maximum financial flexibility. If the need for additional capital arises due to our actual results differing significantly from our business plan or for any other reason, we may be unable to raise additional capital.

  Contractual Obligations

        We are obligated to make future payments under various contracts we have entered into, including amounts pursuant to the senior secured credit facility, capital leases and non-cancelable operating lease agreements for office space, cell sites, vehicles and office equipment. Future minimum contractual cash obligations for the next five years and in the aggregate at September 30, 2003, are as follows (dollars in thousands):

	Payments Due by Period
	Year Ended September 30,
	Total	2004	2005	2006	2007	2008	Thereafter
Senior credit facility (1)	$127,711	$127,711	$—	$—	$—	$—	$—
Existing senior discount notes	206,724	206,724	—	—	—	—	—
Operating leases (2)	54,523	11,831	10,953	8,294	6,162	5,383	11,900
Capital lease obligations	410	4	7	10	14	19	356

Total	$389,368	$346,270	$10,960	$8,304	$6,176	$5,402	$12,256

(1)
Total repayments are based upon borrowings outstanding as of September 30, 2003, not projected borrowings under the senior secured credit facility.

(2)
Does not include payments due under renewals to the original lease term.

        There are provisions in the agreements governing the senior secured credit facility and the existing senior discount notes providing for an acceleration of repayment upon an event of default, as defined in the respective agreements. Accordingly, such amounts have been classified in current liabilities as of September 30, 2003 as a result of the Bankruptcy Court filing.

        Our predecessor, iPCS Escrow Company, issued $165.0 million aggregate principal amount of 11 1/2% Senior Notes due 2012. On the effective date of the Reorganization, the senior notes became our general unsecured obligations and the proceeds of the senior notes were used to pay in full all outstanding amounts under the senior credit facility. Our then existing senior discount notes were cancelled and the holders have received shares of our common stock.

        The senior notes contain covenants which restrict our ability to incur additional indebtedness, merge, pay dividends, dispose of our assets, and certain other matters as defined in the indenture. In addition, the senior notes:

  •
  rank pari passu in right of payment with all our existing and future unsecured senior indebtedness;

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  rank senior in right of payment to all our future subordinated indebtedness; and

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  are unconditionally guaranteed by iPCS Wireless, Inc., iPCS Equipment, Inc. and any new domestic restricted subsidiaries of ours.

        However, the senior notes are subordinated to all our secured indebtedness to the extent of the assets securing such indebtedness, and to any indebtedness of our subsidiaries that do not guarantee the new senior notes.

        Interest is payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2004 to the holders of record on the immediately preceding April 15 and October 15. At any time prior to May 1, 2007, we may redeem up to 35% of the aggregate principal amount of the senior notes at a redemption price of 111.50% of the principal amount thereof, plus accrued and unpaid interest, and liquidated damages (as defined in the indenture), if applicable, to the redemption date with the net cash proceeds of a sale of our equity interests or a contribution to our common equity capital; provided that:

  •
  at least 65% of aggregate principal amount of senior notes originally issued remains outstanding immediately after the redemption; and

  •
  the redemption occurs within 45 days of the date of the closing of such sale of equity interests or contribution.

        Except pursuant to the preceding paragraph, the senior notes will not be redeemable at our option prior to May 1, 2008.

        On or after May 1, 2008, we may redeem all or a part of the senior notes issued under the indenture upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and liquidated damages, if any, on the senior notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below, subject to the rights of holders of senior notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2008	105.750%
2009	102.875%
2010 and thereafter	100.000%

        Upon a change of control as defined in the indenture, we will be required to make an offer to purchase the senior notes at a price equal to 101% of the aggregate principal amount of senior notes repurchased plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase.

  Seasonality

        Our business is subject to seasonality because the wireless telecommunications industry historically has been heavily dependent on fourth calendar quarter results. Among other things, the industry relies on significantly higher subscriber additions and handset sales in the fourth calendar quarter as compared to the other three calendar quarters. A number of factors contribute to this trend, including: the use of retail distribution, which is heavily dependent upon the year-end holiday shopping season; the timing of new product and service announcements and introductions; competitive pricing pressures; and aggressive marketing and promotions. The increased level of activity requires a greater use of available financial resources during this period.

  Inflation

        We believe that inflation has not had a significant impact in the past and is not likely to have a significant impact in the foreseeable future on our results of operations.

  Reconciliation of Non-GAAP Financial Measures (All Revenues and Expenses in Thousands)

        We utilize certain financial measures that are not calculated in accordance with GAAP to assess our financial performance. A non-GAAP financial measure is defined as a numerical measure of financial performance that (a) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of income or statement of cash flows; or (b) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented. The non-GAAP financial measures discussed in "—Results of Operations" are ARPU, CCPU and CPGA. A description of each of these non-GAAP financial measures is provided in "—Definition of Operating Metrics." The following tables reconcile the non-GAAP financial measures with our consolidated financial statements presented in accordance with GAAP, excluding subscriber data.

	For the Nine Months Ended June 30,
	2003	2004
ARPU
Service revenue	$108,989	$107,097
Average subscribers	228,538	224,334
ARPU	$52.99	$53.04
	For the Nine Months Ended September 30,	For the Year Ended September 30,
	2001	2002	2003
ARPU
Service revenue	$47,180	$116,187	$145,249
Average subscribers	92,031	176,198	226,859
ARPU	$56.96	$54.95	$53.36

        We believe ARPU is a useful measure to assist in evaluating our past and in forecasting our future service revenue. It also provides a measure to compare our service revenues to those of other wireless companies, although other wireless companies may include or exclude certain revenues from their calculations which may make the comparison less meaningful.

	For the Nine Months Ended June 30,
	2003	2004
CCPU
Cost of service and roaming	$100,323	$83,230
less: Roaming	(22,986)	(22,932)
less: Activation costs included in cost of service and roaming	(1,129)	(1,070)
plus: General and administrative expenses	33,822	11,443
less: Costs related to AirGate's acquisition of us and reorganization costs	(29,225)	(7,893)
less: Equipment upgrade revenue	(660)	(625)
plus: Retail handset upgrade costs	964	3,132

Total cash costs	$81,109	$65,295

Average subscribers	228,538	224,334
CCPU	$39.43	$32.34

	For the Nine Months Ended September 30,	For the Year Ended September 30,
	2001	2002	2003
CCPU
Cost of service and roaming:	$60,496	$128,512	$130,065
less: Roaming	(19,725)	(35,101)	(30,672)
less: Activation costs included in cost of service and roaming	1,895	(1,034)	(1,530)
plus: General and administrative expenses	8,635	24,930	36,639
less: Costs related to AirGate's acquisition of us and reorganization costs	(2,416)	(18,405)	(31,093)
less: Equipment upgrade revenue	—	(340)	(759)
plus: Retail handset upgrade costs	—	440	1,297

Total cash costs	$48,885	$99,002	$103,947

Average subscribers	92,031	176,198	226,859
CCPU	$59.02	$46.82	$38.18

        We believe CCPU is a meaningful measure to compare our cash cost of operations per average subscriber to CCPU of other wireless companies, although other wireless companies may calculate CCPU differently by including or excluding certain costs, which may make this comparison less meaningful.

	For the Nine Months Ended June 30,
	2003	2004
CPGA
Selling and Marketing:	$21,811	$20,976
plus: Activation costs included in cost of service and roaming	1,129	1,070
plus: Equipment costs, net of cost of upgrades	8,313	9,669
less: Equipment revenue, net of upgrade revenue	(2,660)	(3,179)

CPGA costs	$28,593	$28,536

Gross adds	84,524	75,395
CPGA	$338	$378

	For the Nine Months Ended September 30,	For the Year Ended September 30,
	2001	2002	2003
CPGA
Selling and Marketing:	$24,862	$44,727	$27,343
plus: Activation costs included in cost of service and roaming	(1,895)	1,034	1,530
plus: Equipment costs, net of cost of upgrades	14,275	20,043	10,500
less: Equipment revenue, net of upgrade revenue	(4,901)	(6,310)	(3,610)

CPGA costs	$32,341	$59,494	$35,763

Gross adds	98,720	156,075	103,592
CPGA	$328	$381	$345

        We believe CPGA is a useful measure to compare our cost to acquire a new subscriber to that of other wireless companies, although other wireless companies may include or exclude certain costs from their calculations which may make the comparison less meaningful.

Quantitative and Qualitative Disclosures About Market Risk

        We do not engage in commodity futures trading activities and do not enter into derivative financial instrument transactions for trading or other speculative purposes. We also do not engage in transactions in foreign currencies that could expose us to market risk.

Off-Balance Sheet Arrangements

        Other than operating lease commitments discussed in the notes to our audited consolidated financial statements included elsewhere in this prospectus, we have no off-balance sheet arrangements that would have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated balance sheet as of June 30, 2004 and unaudited pro forma condensed consolidated statements of operations for the nine months ended June 30, 2004 and 2003, and the year ended September 30, 2003 give effect to the Reorganization and related transactions, including the issuance of the new notes as if such transactions occurred on the first day of the respective period presented, in the case of statement of operations data, and as of the respective period presented, in the case of balance sheet data. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

        Pursuant to American Institute of Certified Public Accountants, or "AICPA," Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," or "SOP 90-7," the accounting for the effects of the Reorganization will occur once the Plan of Reorganization is confirmed by the Bankruptcy Court and there are no remaining contingencies material to completing the implementation of the plan. The fresh-start accounting principles pursuant to SOP 90-7 provide, among other things, for us to determine the value to be assigned to the assets of reorganized iPCS, Inc. as of the confirmation date, assuming no significant contingencies precedent to emergence. Our Plan of Reorganization was confirmed by the Bankruptcy Court on July 9, 2004. We will apply fresh start accounting as of July 1, 2004.

        Under fresh-start accounting, our reorganization value will be allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations; any portion not attributed to specific tangible or identified intangible assets will be treated as an indefinite-lived intangible asset referred to as "reorganization value in excess of value of identifiable assets" and reported as goodwill. Any excess of fair value of assets and liabilities over confirmed enterprise value will be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the assets except current assets. The valuations required to determine the fair value of our assets used herein reflect the preliminary results of the valuation procedures we have performed. A valuation specialist is currently reviewing these valuations with us and, accordingly, the adjustments reflected in the pro forma financial information below are preliminary and subject to further revisions and adjustments, pending an update based on the actual amounts and applicable economic conditions as of the effective date of fresh-start accounting. Our actual fresh-start accounting adjustments may vary significantly from the fresh-start accounting adjustments used to calculate the pro forma financial information that is set forth below, including the ongoing amounts of depreciation and amortization expense. There is no net tax effect in the pro forma adjustments to the statements of operations because we expect that we will continue to be in a net deferred tax asset position, which will be offset by a full valuation allowance because it is not considered more likely than not that these assets will be realized due to our losses since inception.

        For the purposes of the pro forma information, it has been assumed that our equity value as of the effective date of the plan is approximately $95.0 million. The pro forma information assumes that the fair value of our assets and post-petition liabilities are equal to the net book value of such items on the balance sheet. We believe that the results of our fresh-start accounting will result in no goodwill and we have preliminarily allocated the excess of reorganization value over our net assets to the identifiable intangible assets such as customer relationships and Sprint affiliation agreement; however, we have not finalized our valuation study. In addition, we have not recorded any deferred taxes because a valuation allowance is expected to be provided against deferred tax assets as it is more likely than not that they will not be realized. See "Risk Factors—Our financial condition or results of operations will not be comparable to the financial condition or results of operations reflected in our historical statements."

        We derived this information from our unaudited consolidated financial statements as of June 30, 2004 and for the nine months ended June 30, 2004 and 2003, as well as from our audited consolidated financial statements for the year ended September 30, 2003. This information is only a summary and should be read in conjunction with our historical financial statements and related notes, included elsewhere in this prospectus.

        We have presented these unaudited pro forma condensed consolidated financial statements and related notes hereto to demonstrate the financial impact of the transactions reflected in the financial statements and this offering and assist you in your analysis of our financial performance. However, we are providing the unaudited pro forma condensed consolidated financial information for illustrative purposes only. You should not rely on the unaudited pro forma condensed consolidated financial information as being indicative of the historical results that would have been achieved had the transactions occurred at the beginning of each period.

        As used in the following unaudited pro forma condensed consolidated financial statements, the following terms have the meanings indicated below:

  •
  Average monthly churn is a measure of the rate at which subscribers based in our territory deactivate service on a voluntary or involuntary basis. We calculate average monthly churn based on the number of subscribers deactivated during the period (net of transfers out of our territory and those who deactivated within 30 days of activation) as a percentage of our average daily subscriber base during the period divided by the number of months in the period.

  •
  ARPU is a measure of the average monthly subscriber revenue earned for subscribers based in our territory, excluding roaming revenue. This measure is calculated by dividing subscriber revenues in our consolidated statement of operations by the number of our average monthly subscribers during the period divided by the number of months in the period.

  •
  CPGA is a measure of the average cost we incur to add a new subscriber in our territory. These costs include handset subsidies on new subscriber activations, commissions, rebates, and other selling and marketing costs. We calculate CPGA by dividing (a) the sum of cost of products sold and selling and marketing expenses associated with transactions with new subscribers during the measurement period, less product sales revenues associated with transactions with new subscribers during the measurement period, by (b) the total number of subscribers activated in our territory during the period.

  •
  CCPU is a measure of the costs to operate our business on a per subscriber basis consisting of costs of service and operations and general and administrative expenses in our consolidated statement of operations, plus handset subsidies on equipment sold to existing subscribers, less roaming charges and less Merger and Reorganization costs. We calculate CCPU by dividing the cash costs by the number of average monthly subscribers during the period by the number of months in the period.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of June 30, 2004

	Historical	Reorganization		Total
	(dollars in thousands)
Cash and cash equivalents	$18,771	$(2,523)	(a)	$42,458
		(6,300)	(b)
		(5,100)	(c)
		(1,565)	(d)
		(5,864)	(e)
		45,039	(f)
Restricted cash	168,417	(168,417)
Accounts receivable, net	14,848	—		14,848
Receivable from Sprint	10,733	—		10,733
Inventories, net	1,044	—		1,044
Prepaid expenses	7,241	(3,215)	(f)	4,026
Other current assets	186	—		186

Total current assets	221,240	147,945		73,295

Property and equipment, net	149,427	(19,427)	(g)	130,000
Financing costs	3,741	(2,305)	(e)	7,300
		5,864	(e)
Direct subscriber activation costs	1,627	(1,627)	(g)
Other assets	987	(700)	(g)	287
Customer relationships		20,700	(g)	20,700
Sprint affiliation agreement		71,079	(g)	71,079

Total assets	$377,022	$(74,361)		$302,661

Accounts payable	2,350	—		2,350
Accrued expenses	12,301	(1,565)	(d)	10,713
		(23	)(f)
Payable to Sprint	26,813	(5,600	)(c)	21,213
Deferred revenue	5,451	—		5,451
Current maturities of long term debt and capital lease	126,576	(126,570	)(f)	6

Total current liabilities	173,491	(133,758)		39,733

Direct subscriber activation fee revenue	2,734	(2,734	)(g)	—
Other long term liabilities	8,659	(6,132	)(g)	2,527
New notes	165,000	—		165,000
Long term capital lease obligations	401	—		401

Total liabilities not subject to compromise	350,285	(142,624)		207,661

Liabilities subject to compromise
Payable to Sprint	11,555	(11,555	)(a)	—
Accounts payable	6,545	(6,545	)(a)	—
Lease rejection damages	2,559	(2,559	)(a)	—
Existing senior discount notes	206,724	(206,724	)(g)	—

Total liabilities subject to compromise	227,383	(227,383	)(a)	—

Stockholder's equity (deficiency)
Common stock	—	—
Additional paid-in capital	192,850	(192,850	)(f)	95,000
		95,000	(g)
Accumulated deficiency	(393,496)	5,881	(a)	—
		11,555	(a)
		(6,300	)(b)
		500	(c)
		(2,305	)(e)
		192,850	(g)
		(1,627	)(g)
		2,734	(g)
		(3,221	)(g)
		(19,427)(g) 6,132	(g)
		206,724	(h)

Total stockholder's equity/(deficiency)	(200,646)	295,646		95,000

Total liabilities & stockholder's deficiency	$377,022	$(74,361)		$302,661

(a)
Under the Plan of Reorganization, liabilities subject to compromise for trade payables, accrued expenses and lease rejection damages and administrative claims are settled with an estimated payment to creditors of approximately $2.5 million, net of $0.7 million held in deposit. Remaining claims are settled for equity of the reorganized company. Certain claims payable to Sprint PCS were written off as part of our amendments with Sprint PCS.

(b)
Reflects the payments of reorganization expenses at the time of the Reorganization, mostly related to legal fees and professional success fees for our chief restructuring officer and the advisors to our unsecured creditors. For further information, see "Management—YMS Restructuring Management Services Agreement."

(c)
Reflects the payment to Sprint PCS of approximately $5.1 million as resolution of outstanding post-petition disputed amounts. The resolution also includes a favorable adjustment to cost of service and roaming of $0.5 million.

(d)
Reflects payments of pre-petition priority property tax claims.

(e)
Reflects the write-off of unamortized financing costs related to our senior secured credit facility and the payment of estimated financing costs for the new senior notes.

(f)
Reflects the payment of principal and interest on our senior secured credit facility from the escrowed proceeds from the senior notes and prepaid interest funded by us at the closing of the senior notes offering.

(g)
Reflects the fresh-start accounting adjustments to record our assets and liabilities at their reorganized value. These adjustments are preliminary and subject to further revisions and adjustments, pending an update based on the actual amounts and applicable economic conditions as of the date of fresh-start accounting.

(h)
Reflects the cancellation of our existing senior discount notes in exchange for equity of the reorganized company.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Nine Months Ended June 30, 2004

	Historical	Reorganization		Total
	2004
	(dollars in thousands)
Statement of Operations Data:
Revenues:
Service revenue	$107,097	$(2,545	)(a)	$104,552
Roaming revenue	34,393	—		34,393
Equipment and other revenue	4,372	—		4,372

Total revenues	145,862	(2,545)		143,317

Operating Expenses:
Cost of service and roaming (exclusive of depreciation, as shown separately below)	(83,230)	602	(a)	(83,695)
		(1,067	)(b)
Cost of equipment	(12,801)	—		(12,801)
Selling and marketing	(20,976)	—		(20,976)
General and administrative expenses	(3,550)	—		(3,550)
Reorganization expense	(7,893)	7,893	(c)	—
Depreciation	(28,596)	9,096	(d)	(19,500)
Amortization of revalued intangibles	—	(9,887	)(e)	(9,887)
Gain on disposal of property and equipment	(13)			(13)

Total operating expenses	(157,059)	6,637		(150,422)

Operating loss	(11,197)	4,092		(7,105)
Interest income	263	—		263
Interest expense	(10,142)	6,888	(f)	(14,954)
		(11,016	)(g)
		(684	)(h)
Other income (expense) net	7			7

Net loss	$(21,069)	$(720)		$21,789

Pro forma basic and diluted loss per share of common stock				$(2.36) (i)

	Historical	Reorganization	Total
Other Data:
Capital Expenditures (in thousands)	$8,643	—	$8,643
Covered POPs at period end (in millions)	5.9	—	5.9
Subscribers at period end	233,036	—	233,036
Average monthly churn	2.7%	—	2.7%
ARPU	$53.04	$(1.26)	$51.78
CPGA	$378	$(7)	$371
CCPU	$32.34	$0.52	$32.86

(a)
Reflects the reversal of subscriber activation fee revenues and subscriber activation fee costs recognized during the period as a result of the elimination of the deferred subscriber activation fee cost (asset) and deferred subscriber activation revenue (liability) upon the adoption of fresh-start accounting.

(b)
Reflects the elimination of the reduction to rent expense due to the deferred tower rent and deferred gain on sale liabilities upon adoption of fresh-start accounting.

(c)
Reflects the elimination of reorganization costs.

(d)
Reflects the adjustment to depreciation expense over a remaining estimated life of five years for the revalued property and equipment.

(e)
Reflects the amortization expense of the revalued intangibles using estimated lives of 14.5 years and 30 months, for the Sprint affiliation agreements and customer relationships, respectively.

(f)
Reflects the reversal of interest expense of approximately $6.9 million related to the senior secured credit facility.

(g)
Reflects the 11 1/2% interest expense on the new notes offered hereby.

(h)
Reflects the amortization expense of the financing costs on the new notes offered hereby.

(i)
Pro forma basic and diluted loss per share is calculated by dividing the net loss by the pro forma weighted average number of shares of common stock as if the shares issued in connection with the Reorganization had been outstanding for the entire period.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Nine Months Ended June 30, 2003

	Historical 2003	Reorganization		Total
	(dollars in thousands)
Statement of Operations Data:
Revenues:
Service revenue	$108,989	$(2,781	)(a)	$106,208
Roaming revenue	32,202	—		32,202
Equipment and other revenue	3,645	—		3,645

Total revenues	144,836	(2,781)		142,055

Operating Expenses:
Cost of service and roaming (exclusive of depreciation, as shown separately below)	(100,323)	(497	)(a)	(101,397)
		468	(b)
		(1,045	)(c)
Cost of equipment	(9,277)	—		(9,277)
Selling and marketing	(21,811)	1,087	(b)	(20,724)
General and administrative expenses	(4,597)	156	(b)	(4,441)
Reorganization expense	(29,225)	29,225	(d)	—
Depreciation	(27,839)	8,339	(e)	(19,500)
Amortization of intangible assets	(2,947)	2,947	(f)	—
Amortization of revalued intangibles	—	(9,887	)(g)	(9,887)
Gain on disposal of property and equipment	(471)	—		(471)

Total operating expenses	(196,490)	30,793		(165,697)

Operating loss	(51,654)	28,012		(23,642)
Interest income	54	—		54
Interest expense	(17,966)	17,911	(h)	(14,970)
		(14,231	)(i)
		(684	)(j)
Other income (expense) net	(64)	—		(64)

Net loss	$(69,630)	$31,008		$(38,622)

Pro forma basic and diluted loss per share of common stock				$(4.18) (k)

	Historical	Reorganization	Total
Other Data:
Capital Expenditures (in thousands)	$11,140	—	$11,140
Covered POPs at period end (in millions)	5.9	—	5.9
Subscribers at period end	223,877	—	223,877
Average monthly churn	3.5%	—	3.5%
ARPU	$52.99	$(1.35)	$51.64
CPGA	$338	$(7)	$331
CCPU	$39.43	$0.21	$39.64

(a)
Reflects the reversal of subscriber activation fee revenues and subscriber activation fee costs recognized during the period as a result of the elimination of the deferred subscriber activation fee cost (asset) and deferred subscriber activation revenue (liability) upon the adoption of fresh-start accounting.

(b)
Eliminates rent expenses related to leases rejected as a part of our bankruptcy filing.

(c)
Reflects the elimination of the reduction to rent expense due to the deferred tower rent and deferred gain on sale liabilities upon adoption of fresh-start accounting.

(d)
Reflects the elimination of reorganization costs.

(e)
Reflects the adjustment to depreciation expense over a remaining estimated life of five years for the revalued property and equipment.

(f)
Reflects the elimination of amortization expense on intangibles.

(g)
Reflects the amortization expense of the revalued intangibles using estimated lives of 14.5 years and 30 months, for the Sprint affiliation agreements and customer relationships, respectively.

(h)
Reflects the reversal of interest expense of approximately $11.8 million related to the existing senior discount notes and approximately $16.1 million of interest related to the senior secured credit facility.

(i)
Reflects the 11 1/2% interest expense on the senior new notes offered hereby.

(j)
Reflects the amortization expense of the financing costs on the new notes offered hereby.

(k)
Pro forma basic and diluted loss per share is calculated by dividing the net loss by the pro forma weighted average number of shares of common stock as if the shares issued in connection with the Reorganization had been outstanding for the entire period.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended September 30, 2003

	Historical	Reorganization		Total
	(dollars in thousands)
Statement of Operations Data:
Revenues:
Service revenue	$145,249	$(3,584	)(a)	$141,665
Roaming revenue	44,220	—		44,220
Equipment and other revenue	4,824	—		4,824

Total revenues	194,293	(3,584)		190,709

Operating Expenses:
Cost of service and roaming (exclusive of depreciation, as shown separately below)	(130,065)	(227	)(a)	(131,439)
		(1,398 251	)(b) (c)
Cost of equipment	(11,797)	—		(11,797)
Selling and marketing	(27,343)	582	(c)	(26,761)
General and administrative expenses	(5,546)	84	(c)	(5,462)
Reorganization expense	(31,093)	31,093	(d)	—
Depreciation	(37,274)	11,274	(e)	(26,000)
Amortization of intangible assets	(3,274)	3,274	(f)	—
Amortization of revalued intangibles	—	(13,182	)(g)	(13,182)
Loss on disposal of property and equipment	(474)	—		(474)

Total operating expenses	(246,866)	31,751		(215,115)

Operating loss	(52,573)	28,167		(24,406)
Interest income	70	—		70
Interest expense	(20,301)	20,234	(h)	(19,955)
		(18,975	)(i)
		(913	)(j)
Other income (expense), net	(63)	—		(63)

Net loss	$(72,867)	$28,513		$(44,354)

Pro forma basic and diluted loss per share of common stock				$(4.80) (k)

	Historical	Reorganization	Total
Other Data:
Capital Expenditures (in thousands)	13,395	—	13,395
Covered POPs at period end (in millions)	5.9	—	5.9
Subscribers at period end	220,107	—	220,107
Average monthly churn	3.4%	—	3.4%
ARPU	$53.36	$(1.32)	$52.04
CPGA	$345	$(3)	$342
CCPU	$38.18	$0.39	$38.57

(a)
Reflects the reversal of subscriber activation fee revenues and subscriber activation fee costs recognized during the period as a result of the elimination of the deferred subscriber activation fee cost (asset) and deferred subscriber activation revenue (liability) upon the adoption of fresh-start accounting.

(b)
Reflects the elimination of the reduction to rent expense due to the deferred tower rent and deferred gain on sale liabilities upon adoption of fresh-start accounting.

(c)
Eliminates rent expenses related to leases rejected as a part of our bankruptcy filing.

(d)
Reflects the elimination of reorganization costs.

(e)
Reflects the adjustment to depreciation expense over a remaining useful life of five years for the revalued property and equipment.

(f)
Reflects the elimination of amortization expense on prior intangibles.

(g)
Reflects the amortization expense of the revalued intangibles using estimated lives of 14.5 years and 30 months, for the Sprint affiliation agreements and customer relationships, respectively.

(h)
Reflects the reversal of interest expense of approximately $11.8 million related to our existing senior discount notes and approximately $8.4 million of interest expense related to the senior secured credit facility.

(i)
Reflects the 11 1/2% interest expense on the new notes offered hereby.

(j)
Reflects the amortization expense of the financing costs on the new notes offered hereby.

(k)
Pro forma basic and diluted loss per share is calculated by dividing the net loss by the pro forma weighted average number of shares of common stock as if the shares issued in connection with the Reorganization had been outstanding for the entire period.

BUSINESS

Our Business

        We are a PCS Affiliate of Sprint with the exclusive right to provide digital wireless personal communications services, or PCS, under the Sprint brand name in our licensed territory, which includes portions of Illinois, Michigan, Iowa and eastern Nebraska. We launched Sprint PCS products and services in our first market in December 1999 and currently operate in the 40 basic trading areas ("BTAs") assigned to us under our affiliation agreements with Sprint PCS. We offer national calling plans designed by Sprint PCS, as well as local calling plans tailored to our markets. We market Sprint PCS products and services through a number of distribution outlets located in our territory, comprised of our own retail stores, major national distributors including RadioShack and Best Buy and our local third party distributors. At June 30, 2004, our licensed territory had a total population, which we refer to as "POPs," of approximately 7.8 million residents, of which our network covered approximately 5.9 million residents, which we refer to as "covered POPs." At June 30, 2004, we had approximately 233,000 subscribers, representing a market penetration rate of covered POPs of approximately 4.0%.

Our Relationship With Sprint

        The Sprint PCS Group of Sprint Corporation, along with the PCS Affiliates of Sprint, operates the largest 100% digital, 100% PCS, nationwide wireless network in the United States with licenses to provide services to an area consisting of approximately 280 million residents. Sprint directly operates its PCS network in major markets throughout the United States and has entered into independent agreements with various companies such as us, under which each has become a PCS Affiliate of Sprint and has agreed to construct and manage PCS networks in smaller metropolitan areas and along major highways designed to operate seamlessly with the nationwide PCS network of Sprint. The PCS network of Sprint uses CDMA technology nationwide.

        Pursuant to our affiliation agreements with Sprint PCS, we agreed to provide network coverage to a minimum percentage of the POPs in our territory within specified time periods. Sprint PCS has notified us that, based on the information we have provided to Sprint PCS, as of March 26, 2004, we have completed the required build-out of our network, including those aspects of the build-out that were not required to be completed until a future date, and we are in compliance with all applicable build-out requirements. The build-out of our territory has significantly extended Sprint PCS wireless coverage in the midwestern regions of the United States.

        We believe that our strategic relationship with Sprint PCS provides significant competitive advantages. In particular, we believe that our newly modified affiliation agreements with Sprint PCS allows us to offer high quality, nationally branded wireless voice and data services for a lower cost and lower capital requirements than would otherwise be possible. For example, we benefit from our relationship with Sprint PCS in the following ways:

  •
  Strong brand recognition and nationwide advertising. We believe that we benefit from Sprint PCS' national and regional television, radio, print, outdoor and other advertising campaigns.

  •
  National retailer sales. National retailers with existing distribution relationships with Sprint PCS market Sprint PCS products and services under the highly recognizable Sprint and Sprint PCS brand names in their stores in our territory.

  •
  Nationwide network. Our subscribers can immediately access Sprint PCS' nationwide network, which includes over 300 major metropolitan areas.

  •
  Advanced technology. We believe that the CDMA technology used by Sprint PCS offers advantages in capacity and voice quality, as well as access to advanced features, such as Sprint PCS' suite of PCS Vision products.

  •
  Handset availability and pricing. Sprint PCS' purchasing leverage allows us to acquire the latest innovative handsets more quickly and at a lower cost than we could without our affiliation with Sprint PCS.

  •
  National reseller agreements. We receive additional revenue as a result of Sprint PCS' relationships with wireless resellers, such as Virgin Mobile, when subscribers of those resellers use our portion of the Sprint PCS network.

Markets

        We believe we operate in attractive markets with favorable roaming and travel characteristics. Our territory is located near or around several large U.S. urban centers, including Chicago, Illinois, Detroit, Michigan, Des Moines, Iowa, Indianapolis, Indiana, Omaha, Nebraska, and St. Louis, Missouri. Our territory includes significant distances of interstate highways comprising the principal travel corridors between these large urban centers. As a result of our extensive network coverage of the major and secondary highways in our territory, we have consistently received significant roaming revenue from wireless subscribers using our portion of the Sprint PCS network. In addition, our markets include over 40 colleges and universities with a total enrollment of approximately 200,000 students. We believe that colleges and universities in our markets result in additional subscribers and increased roaming revenue from wireless subscribers using our portion of the Sprint PCS network. These market characteristics have led to a favorable ratio of Sprint PCS subscribers from outside our territory and subscribers of other wireless service providers using our portion of the Sprint PCS network as compared to our subscribers using wireless communications networks outside our territory.

        The following table lists the location, BTA number, megahertz of spectrum licensed and estimated total residents for each of the BTAs that comprise our territory under our affiliation agreements with Sprint PCS as of June 30, 2004. The number of estimated covered residents by state does not represent the number of wireless subscribers that we expect to be based in our territory.

Location	BTA No.(1)	MHz of spectrum	Estimated Total POPs(2)	Estimated Covered POPs(3)
Grand Rapids, MI	169	30	1,107,042	971,549
Saginaw-Bay City, MI	390	30	629,109	458,704
Peoria, IL	344	10	462,289	398,560
Davenport, IA and Moline, IL	105	30	429,145	406,107
Cedar Rapids, IA(2)	70	30	292,398	240,978
Springfield, IL	426	10	268,645	243,465
Waterloo-Cedar Falls, IA	462	20	266,283	160,967
Traverse City, MI	446	30	250,514	184,934
Decatur-Effingham, IL	109	10	249,052	193,897
Bloomington, IL	46	10	241,752	221,176
Omaha (Partial), NE(3)	332	30	235,440	123,934
Champaign-Urbana, IL	71	20	231,281	220,035
Muskegon, MI	310	30	227,225	210,488
Des Moines, IA (Partial)(3)	111	30	218,327	126,263
Dubuque, IA	118	30	179,892	115,352
LaSalle-Peru-Ottawa-Streator, IL	243	20	153,319	130,281
Grand Island-Kearney, NE	167	30	150,414	101,352
Clinton, IA and Sterling, IL	86	30	148,141	110,686
Mount Pleasant, MI	307	30	139,440	114,742
Kankakee, IL	225	20	136,106	118,169
Burlington, IA	61	30	136,015	108,611
Iowa City, IA(3)	205	30	133,253	126,707
Fort Dodge, IA	150	30	127,814	50,127
Ottumwa, IA	337	30	123,752	67,786
Mount Vernon-Centralia, IL	308	30	123,023	107,489
Mason City, IA	285	30	116,057	60,078
Norfolk, NE	323	30	111,967	39,626
Petoskey, MI	345	30	110,820	1,371
Danville, IL	103	20	110,012	83,158
Lincoln, NE (Partial)(3)	256	30	96,653	29,753
Galesburg, IL	161	10	74,506	70,272
Hastings, NE	185	30	73,405	37,784
Jacksonville, IL	213	10	70,023	34,092
Mattoon, IL	286	10	64,763	62,681
Lansing, MI (Partial)(3)	241	30	62,505	50,850
Sault Ste. Marie, MI	409	30	57,605	3,557
Battle Creek, MI (Partial)(3)	33	30	57,599	34,254
Marshalltown, IA	283	30	57,452	36,887
St. Louis, MO (Partial)(3)	394	30	49,120	19,133
Terre Haute, IN (Partial)(3)	442	30	2,998	2,998

Total			7,775,156	5,878,853

(1)
BTA No. refers to the Basic Trading Area number assigned to that market by the FCC for the purposes of issuing licenses for wireless services.

(2)
Estimated Total POPs is based on estimates of 2000 population counts compiled by the U.S. Census Bureau adjusted by population growth rates provided to us by Sprint.

(3)
Estimated Covered POPs is based on our actual network coverage using estimates of 2000 population counts compiled by the U.S. Census Bureau adjusted by population growth rates provided to us by Sprint.

Network Operations

        The effective operation of our network requires:

  •
  public switched and long distance interconnection;

  •
  the implementation of roaming arrangements; and

  •
  the development of network monitoring systems.

        Our network connects to the public switched telephone network to facilitate the origination and termination of traffic between the wireless network and both local exchange and long distance carriers. Through our arrangements with Sprint PCS and Sprint PCS' arrangements with other wireless service providers, our subscribers have roaming capabilities on certain other PCS networks utilizing similar CDMA technology. We monitor our network during normal business hours. For after-hours monitoring, the PCS Network Operating Centers of Sprint PCS provide 24-hour, seven-day-a-week monitoring of the Sprint PCS network in our territory and real-time notification to our designated personnel.

        As of June 30, 2004, the Sprint PCS network in our territory included 662 base stations and two switching centers. In June 2004, we decommissioned one of our original three switches to increase operating efficiencies, leaving us with two switches as of June 30, 2004.

Products and Services

        We offer wireless voice and data products and services throughout our territory under the Sprint brand name. Our services are typically designed to align with the service offerings of Sprint PCS and to integrate with the PCS network of Sprint PCS. The PCS service packages we currently offer include the following:

        100% digital wireless network with service across the country.    We are part of the largest 100% digital, 100% PCS, nationwide wireless network in the United States. Our subscribers may access PCS services from Sprint PCS throughout the PCS network of Sprint, which includes over 300 major metropolitan areas across the United States. Dual-band/dual-mode or tri-mode handsets allow roaming on other wireless networks where Sprint PCS has roaming agreements.

        Third generation services.    We believe CDMA technology allows existing CDMA networks to be upgraded to the next generation in a timely and cost-efficient manner. We, along with Sprint PCS, launched 3G capability in our territory in the third quarter of 2002. This capability allows more efficient utilization of our network when voice calls are made using 3G-enabled handsets. It also enables the provision of enhanced data services. PCS Vision allows our subscribers to use their PCS Vision-enabled devices to check e-mail, take and receive pictures, play games with full-color graphics and polyphonic sounds and browse the Internet wirelessly with speeds of up to 144 kilobites per second with average throughput speeds in the range of 50-70 kilobits per second. Sprint recently announced its plan to deploy Evolution Data Optimized ("EV-DO") technology across its network. With average user speeds of 300 to 500 kilobits per second and peak rates of up to 2.4 Megabits per second for downloads, EV-DO will accelerate mobile-device data speeds by up to ten times faster than on the current network. Sprint expects to design and deploy EV-DO in select markets in the second half of 2004 and launch service in the majority of the top metropolitan markets in 2005. We are still evaluating in which markets we may deploy EV-DO and the timing of any such deployment.

        Clear Pay/account spending limit.    Under the PCS service plans of Sprint PCS, subscribers who do not meet certain credit criteria can nevertheless select any plan offered subject to an account spending limit to control credit exposure. Prior to May 2001, these subscribers were required to make a deposit generally ranging from $125 to $250 that could be credited against future billings. In May 2001, the deposit requirement was eliminated on certain credit classes, under the NDASL program which was subsequently renamed "Clear Pay". From May 2001 to February 2002, a majority of our subscriber additions were under the Clear Pay/NDASL program. On February 24, 2002, along with certain other PCS Affiliates of Sprint, we reinstated the $125 deposit requirement for certain credit classes that was in place prior to May 2001 in an effort to limit our exposure to bad debt relative to these credit classes. This new program is referred to as "Clear Pay II" and is not a national Sprint PCS program. In February 2003, we increased our deposit requirement for Clear Pay II from $125 to $250. Since the implementation of Clear Pay II in February 2002, we have experienced a significant decline in subscriber additions, but the credit quality of those additions has improved. In December 2003, we implemented a new credit matrix which requires the majority of the sub-prime subscribers to deposit a minimum of $125 when activating service.

        Other services.    We may also offer wireless local loop services in our territory, but only where Sprint PCS is not a local exchange carrier. Wireless local loop service is a wireless substitute for the landline-based telephones in homes and businesses. We also believe that new features and services will be developed on the PCS network of Sprint PCS to take advantage of CDMA technology. Sprint PCS conducts ongoing research and development to produce innovative services that are intended to give Sprint and PCS Affiliates of Sprint a competitive advantage. We may incur additional expenses in modifying our technology to provide these additional features and services.

Roaming

        Sprint PCS roaming.    Sprint PCS roaming includes both inbound roaming, when Sprint PCS wireless subscribers based outside of our territory use our network, and outbound roaming, when our subscribers use the PCS network of Sprint outside of our territory. We have a reciprocal per minute fee with Sprint PCS for inbound and outbound Sprint PCS roaming. Effective as of April 1, 2004, which date was the effective date of the amendments to our affiliation agreements with Sprint PCS, the reciprocal rate is $0.058 per minute through December 31, 2006. Immediately prior to the amendments to our affiliation agreements with Sprint PCS, the reciprocal rate was $0.041 per minute. Our ratio of inbound to outbound roaming with Sprint PCS was approximately 1.3 to 1 during the nine months ended June 30, 2004 and is expected to decline over time. Sprint PCS roaming revenue is not subject to the 8% affiliation fee.

        In addition to the reciprocal per minute fee for the Sprint PCS roaming discussed above, we also recognize roaming revenue and expense related to data usage from PCS Vision services when wireless subscribers are using such services outside of their home territory. We recognize revenue when a wireless subscriber based outside of our territory uses PCS Vision data services in our territory and we recognize expense when our subscribers use such services on the PCS network of Sprint outside of our territory. This roaming activity is settled on a per kilobyte ("Kb") basis. For 2003, the rate was approximately $0.0013 per Kb, and for 2004 the rate is $0.0020 per Kb. Pursuant to the amendments to our affiliation agreements with Sprint PCS, the current rate of $0.0020 per Kb is fixed through December 31, 2006.

        Non-Sprint PCS roaming.    Non-Sprint PCS roaming includes both inbound non-Sprint PCS roaming, when non-Sprint PCS subscribers use our network, and outbound non-Sprint PCS roaming, when our subscribers use a non-Sprint PCS network. Pursuant to roaming agreements between Sprint PCS and other wireless service providers, when another wireless service provider's subscriber uses our network, we earn inbound non-Sprint PCS roaming revenue. These wireless service providers must pay fees for their subscribers' use of our network, and as part of our collected revenues, we are entitled to 92% of these fees. Currently, pursuant to our services agreements with Sprint PCS, Sprint bills these wireless service providers for these roaming fees and passes our portion of the fees to us. When another wireless service provider provides service to one of our subscribers, we pay outbound non-Sprint PCS roaming fees. Sprint PCS then bills our subscriber for use of that provider's network at rates specified in their contract and pays us 100% of this outbound non-Sprint PCS roaming revenue collected from that subscriber on a monthly basis. We bear the collection risk for all service.

        Reseller agreements.    We also recognize revenue from subscribers of various wholesale resellers of personal communications service when those subscribers use our network. These reseller agreements are negotiated by Sprint PCS, and we receive a per minute rate for each minute that the subscribers of these resellers use our network. These subscribers may be based within or outside our territory. In March 2004, we entered into a resale agreement with Virgin Mobile under the terms of an agreement between Sprint PCS and Virgin Mobile. Our resale agreement allows Virgin Mobile to sell prepaid wireless services in our markets, from which we will receive wholesale revenue from Virgin Mobile.

Marketing Strategy

        Our marketing strategy is to complement Sprint's national marketing strategies with techniques tailored to each of the specific markets in our territory.

        Use of Sprint's brand.    We feature exclusively and prominently the nationally recognized Sprint brand name in our marketing and sales efforts. From the subscribers' point of view, they use our network and the rest of the PCS network of Sprint as a unified national network.

        Advertising and promotions.    Sprint promotes its products through the use of national as well as regional television, radio, print, outdoor and other advertising campaigns. In addition to Sprint's national advertising campaigns, we advertise and promote Sprint PCS products and services on a local level in our markets at our cost. We have the right to use any promotional or advertising materials developed by Sprint and only have to pay the incremental cost of using those materials, such as the cost of local radio and television advertisement placements, and material costs and incremental printing costs. We also benefit from any advertising or promotion of Sprint PCS products and services by third party retailers in our territory, such as RadioShack and Best Buy. We must pay the cost of specialized Sprint print advertising by third party retailers. Sprint also runs numerous promotional campaigns which provide subscribers with benefits such as additional features at the same rate or free minutes or kilobytes of use for limited time periods. We offer these promotional campaigns to potential subscribers in our territory.

        Sales force with local presence.    We have established local sales forces to execute our marketing strategy through our company-owned retail stores, local distributors, direct business-to-business contacts and other channels.

Sales and Distribution

        Our sales and distribution plan is designed to mirror Sprint's multiple channel sales and distribution plan and to enhance it through the development of local distribution channels. Key elements of our sales and distribution plan consist of the following:

        Sprint PCS retail stores.    As of June 30, 2004, we operated twelve Sprint PCS stores at various locations within our territory. These stores provide us with a local presence and visibility in certain markets within our territory. Following the Sprint PCS model, these stores are designed to facilitate retail sales, subscriber activation, bill collection and customer service. In addition to retail stores that we operate, we began to enter into agreements with exclusive agents in 2003 which operate Sprint PCS stores in our territory to further expand our distribution channels. These "branded stores" function similarly to our company-owned stores but are operated by a third party. This third party purchases equipment from us, resells it to the consumer and receives compensation from us in the form of commission. As of June 30, 2004, we had six of these branded stores and kiosks operating in our territory. In calendar year 2004, we plan to add four company-owned Sprint PCS retail stores and to re-emphasize obtaining new subscribers from our retail stores and local third party distributors in our territory.

        National third party retail stores.    Sprint PCS has national distribution agreements with various national retailers such as RadioShack and Best Buy for such retailers to sell Sprint PCS products. These national agreements cover retailers' stores in our territory, and as of June 30, 2004, these retailers had approximately 208 locations in our territory.

        Local third party distributors.    We contract directly with local third party distributors in our territory. These retailers are typically local businesses that have a presence in our markets. Local third party distributors purchase handsets and other PCS retail equipment from us and market Sprint PCS services on our behalf. We are responsible for managing this distribution channel and as of June 30, 2004, these local third party distributors had approximately 125 locations within our licensed territory. We compensate local third party distributors through commissions for subscriber activations.

        Electronic commerce.    Sprint PCS maintains an Internet site, www.sprintpcs.com, which contains information on Sprint PCS products and services. A visitor to the Sprint PCS Internet site can order and pay for a handset and select a rate plan. Sprint PCS wireless subscribers visiting the site can review the status of their account, including the number of minutes used in the current billing cycle. We recognize the revenues generated by wireless subscribers in our territory who purchase Sprint PCS products and services over the Sprint PCS Internet site.

        Distribution mix.    During the nine months ended June 30, 2004, the approximate percentage of our new subscribers that originated from each of our distribution channels is as follows:

Sprint retail stores	30%
National third party retail stores	32
Local third party distributors	20
Other	18

100%

Seasonality

        Our business is subject to seasonality because the wireless telecommunications industry historically has been heavily dependent on fourth calendar quarter results. Among other things, the industry relies on significantly higher subscriber additions and handset sales in the fourth calendar quarter as compared to the other three calendar quarters. A number of factors contribute to this trend, including:

  •
  the use of retail distribution, which is dependent upon the year-end holiday shopping season;

  •
  the timing of new product and service announcements and introductions;

  •
  competitive pricing pressures; and

  •
  aggressive marketing and promotions.

Technology

        General.    In 1993, the FCC allocated the 1900 MHz frequency block of the radio spectrum for wireless personal communications services. Wireless personal communications services differ from original analog cellular telephone service principally in that wireless personal communications services networks operate at a higher frequency and employ advanced digital technology. Analog-based networks send signals in which the transmitted signal resembles the input signal, the caller's voice. Digital networks convert voice or data signals into a stream of digits that permit a single radio channel to carry multiple simultaneous transmissions. Digital networks also achieve greater frequency reuse than analog networks, resulting in greater capacity than analog networks. This enhanced capacity, along with enhancements in digital protocols, allows digital-based wireless technologies, whether using wireless personal communications services or cellular frequencies, to offer new and enhanced services, including greater call privacy and more robust data transmission, such as facsimile, electronic mail and connecting notebook computers with computer/data networks.

        Wireless digital signal transmission is accomplished through the use of various forms of frequency management technology or "air interface protocols." The FCC has not mandated a universal air interface protocol for digital wireless personal communications services networks. Digital wireless personal communications networks operate under one of three principal air interface protocols: CDMA, time division multiple access ("TDMA") or global systems for mobile communications ("GSM"). TDMA and GSM communications are both time division multiple access networks but are incompatible with each other. CDMA is incompatible with both GSM and TDMA networks. Accordingly, a subscriber of a network that utilizes CDMA technology is unable to use a CDMA handset when traveling in an area not served by CDMA-based wireless personal communications services operators unless he or she is carrying a dual-band/dual-mode handset that permits use of the analog cellular network in that area. The same issue would apply to users of TDMA or GSM networks. All of the wireless personal communications services operators now have dual-mode or tri-mode handsets available to their subscribers. Because digital networks do not cover all areas in the country, these handsets will remain necessary for segments of the subscriber base.

        Benefits of CDMA technology.    The PCS network of Sprint and the networks of PCS Affiliates of Sprint all use digital CDMA technology. We believe that CDMA provides important network performance benefits such as:

  •
  Greater capacity. We believe, based on studies by CDMA manufacturers and our experience since our inception, that CDMA networks can provide network capacity that is approximately seven to ten times greater than that of analog technology and approximately three times greater than TDMA and GSM digital networks;

  •
  Privacy and security. CDMA technology combines a constantly changing coding scheme with a low power signal to enhance call security and privacy;

  •
  Soft hand-off. CDMA networks transfer calls throughout the CDMA network using a technique referred to as a soft hand-off, which connects a mobile subscriber's call with a new base station while maintaining a connection with the base station currently in use. CDMA networks monitor the quality of the transmission received by multiple base stations simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell unless replaced by a stronger signal from another base station. Analog, TDMA and GSM networks use a "hard hand-off" and disconnect the call from the current base station as it connects with a new one without any simultaneous connection to both base stations;

  •
  Simplified frequency planning. Frequency planning is the process used to analyze and test alternative patterns of frequency used within a wireless network to minimize interference and maximize capacity. Unlike TDMA- and GSM-based networks, CDMA-based networks can reuse the same subset of allocated frequencies in every cell, substantially reducing the need for costly frequency reuse patterning and constant frequency plan management;

  •
  Longer battery life. Due to their greater efficiency in power consumption, CDMA handsets can provide longer standby time and more talk time availability when used in the digital mode than handsets using alternative digital or analog technologies; and

  •
  Efficient migration path. We believe that CDMA technology has an efficient and incremental migration path to next generation voice and data services. Unlike technologies that require essentially a replacement investment to upgrade, CDMA upgrades can be completed incrementally. As of June 30, 2004, we have completed the first step which is conversion to 1xRTT on approximately 97% of our covered POPs. Additional steps beyond 1xRTT can be taken as demand for more robust data services or need for additional capacity develops for similar capital investment levels. Sprint recently announced its plan to deploy EV-DO technology across its network which is the next upgrade from 1xRTT.

Competition

        Competition in the wireless telecommunications industry is intense. We compete with a number of wireless service providers in our markets. We believe that our primary competition is with national and regional wireless service providers such as ALLTEL, AT&T Wireless Services, Cingular Wireless, U.S. Cellular, Nextel Communications, Nextel Partners, T-Mobile and Verizon Wireless. We are not certain of the impact in our markets of the announced purchase of AT&T Wireless by Cingular Wireless. While we compete with one or more wireless carriers in each of the markets in our territory, none of these wireless service providers provide services in all of the markets in our territory.

        We also face competition from resellers, which provide wireless services to customers but do not hold FCC licenses or own facilities. Instead, the resellers buy blocks of wireless telephone numbers and capacity from a licensed carrier and resell services through their own distribution network to the public.

        In addition, we compete with providers of existing communications technologies, such as paging, enhanced specialized mobile radio service dispatch and conventional landline telephone companies, in our markets. Potential users of wireless personal communications services networks may find their communications needs satisfied by other current and developing technologies. One or two-way paging or beeper services that feature voice messaging and data display as well as tone-only service may be adequate for potential customers who do not need to speak to the caller.

        In the future, we expect to face increased competition from entities providing similar services using other communications technologies, including satellite-based telecommunications and wireless cable networks. While some of these technologies and services are currently operational, others are being developed or may be developed in the future.

        Many of our competitors have significantly greater financial and technical resources and larger subscriber bases than we do. In addition, some of our competitors may be able to offer regional coverage in areas not served by the PCS network of Sprint, or, because of their calling volumes or relationships with other wireless providers, may be able to offer regional roaming rates that are lower than those that we offer. Wireless personal communications service operators will likely compete with us in providing some or all of the services available through our network and may provide services that we do not. Additionally, we expect that existing cellular providers will continue to upgrade their networks to provide digital wireless communication services competitive with Sprint. Currently, there are six national wireless providers who are generally all present in major markets across the country. In January 2003, the FCC rule imposing limits on the amount of spectrum that can be held by one provider in a specific market was lifted, which may facilitate the consolidation of some national providers.

        The FCC's mandate that wireless carriers provide for WLNP went into effect on November 24, 2003. WLNP allows subscribers to keep their wireless phone numbers when switching to a different service provider, which could make it easier for competing providers to market their services to our existing users. WLNP makes subscriber churn more likely, and we may be required to increase subsidies for product upgrades and/or reduce pricing to match competitors' initiatives in an effort to retain subscribers or replace those who switch to other carriers.

        Over the past several years, the FCC has auctioned and will continue to auction large amounts of wireless spectrum that could be used to compete with PCS services from Sprint. Based upon increased competition, we anticipate that market prices for two-way wireless services generally will decline in the future. We will compete to attract and retain subscribers principally on the basis of:

  •
  the strength of the Sprint brand name, services and features;

  •
  Sprint PCS' nationwide network;

  •
  our network coverage and reliability; and

  •
  the benefits of CDMA technology.

        Our ability to compete successfully will also depend, in part, on our ability to anticipate and respond to various competitive factors affecting the industry, including:

  •
  new services and technologies that may be introduced;

  •
  changes in consumer preferences;

  •
  demographic trends;

  •
  economic conditions; and

  •
  discount pricing strategies by competitors.

Intellectual Property

        The Sprint diamond design logo is a service mark registered with the United States Patent and Trademark Office. The service mark is owned by Sprint. We use the Sprint brand name, the Sprint diamond design logo and other service marks of Sprint in connection with marketing and providing wireless services within our territory. Under the terms of our trademark and service mark license agreements with Sprint PCS, we do not pay a royalty fee for the use of the Sprint brand name and Sprint service marks.

        Except in certain instances and other than in connection with the national distribution agreements, Sprint has agreed not to grant to any other person a right or license to use the licensed marks in our territory. In all other instances, Sprint reserves the right to use the licensed marks in providing its services within or outside our territory.

        Our trademark license and service mark agreements with Sprint PCS contain numerous restrictions with respect to the use and modification of any of the licensed marks. See "Our Affiliation Agreements with Sprint PCS—The Trademark and Service Mark License Agreements" for more information on this topic.

Environmental Compliance

        Our environmental compliance expenditures primarily result from the operation of standby power generators for our telecommunications equipment and compliance with various environmental rules during network build-out and operations. The expenditures arise in connection with standards compliance or permits which are usually related to generators, batteries or fuel storage. Our environmental compliance expenditures have not been material to our financial statements or to our operations and are not expected to be material in the future.

Employees

        As of June 30, 2004, we employed 191 full-time employees. Our employees are not represented by any labor union. We believe that our relationship with our employees is good.

Our Affiliation Agreements with Sprint PCS

        Each PCS Affiliate of Sprint, including us, enters into four major affiliation agreements with Sprint PCS:

  •
  a management agreement;

  •
  a services agreement; and

  •
  two trademark and service mark license agreements with different Sprint entities.

        Under our affiliation agreements with Sprint PCS, we have the exclusive right to provide wireless mobility communications services using the 1900 MHz frequency block under the Sprint brand name in our territory. Sprint PCS holds the spectrum licenses. Our affiliation agreements with Sprint PCS require us to interface with the PCS network of Sprint PCS by building our network to operate on the 10, 20 or 30 MHz wireless personal communications services frequencies licensed to Sprint in the 1900 MHz range.

        The following is a description of the material terms and provisions of our affiliation agreements with Sprint PCS.

        The management agreement.    Under our management agreement with Sprint PCS, we have agreed to:

  •
  own, construct and manage a wireless personal communications services network in our territory in compliance with FCC license requirements and other technical requirements contained in our management agreement;

  •
  distribute Sprint PCS products and services;

  •
  use Sprint PCS' and our own distribution channels in our territory;

  •
  conduct advertising and promotion activities in our territory; and

  •
  manage that portion of the wireless subscriber base assigned to our territory.

        Sprint PCS has the right to supervise our wireless personal communications services network operations and the right to unconditional access to our network, including the right to test and monitor any of our facilities and equipment.

  •
  Exclusivity. We are designated as the only person or entity that can manage or operate a wireless mobility communications network using the 1900 MHz frequency block for Sprint PCS in our territory. Sprint PCS is prohibited from owning, operating, building or managing another wireless mobility communications network in our territory while our management agreements are in place and no event has occurred that would permit such agreements to terminate. Sprint PCS is permitted to make national sales to companies in our territory and to permit resale of the Sprint PCS products and services in our territory.

  •
  Network build-out. Our management agreement specifies the terms of the Sprint PCS affiliation, including the required network build-out plan. We have agreed by specified dates to cover a specified percentage of the population within each of the markets that comprise our territory. Our management agreement also requires us to reimburse Sprint PCS one-half of the microwave clearing costs incurred by Sprint PCS for our territory; provided, however, that Sprint PCS will reimburse us in proportion to the amount we paid to clear spectrum if Sprint PCS receives any reimbursement from a third party for the cost of clearing spectrum. Sprint PCS has notified us that, based on the information we have provided to Sprint PCS, as of March 26, 2004, we have completed the required build-out of our network, including those aspects of the build-out that were not required to be completed until a future date, and we are in compliance with all applicable build-out requirements. If Sprint PCS decides to expand our territory, Sprint PCS must provide us with written notice of the proposed expansion. We have 90 days to determine whether we will build out the proposed area. If we do not exercise this right, then Sprint PCS may build out the coverage itself, or it may allow another PCS Affiliate of Sprint to do so on terms and conditions that are no more favorable than those that were offered to and rejected by us. Sprint PCS has the right, in new coverage that it constructs or that is constructed by a third party, to manage the network or hire another PCS Affiliate of Sprint to operate the network in the new coverage. We exercised an option which as of June 15, 2004 added the Mackinac Island, Michigan market, consisting of two BTAs with a total population of approximately 168,000, to our territory.

  •
  Products and services. Our management agreement identifies the products and services that we can offer in our territory. These services include, but are not limited to, PCS consumer and business products and services from Sprint PCS available as of the date of the agreement, or as modified by Sprint PCS. We are allowed to sell wireless products and services that are not PCS products and services from Sprint PCS if those additional products and services do not cause distribution channel conflicts or, in Sprint PCS' sole determination, consumer confusion with Sprint PCS products and services. We may also sell services such as specified types of long distance service, Internet access, handsets and prepaid phone cards with Sprint and other PCS Affiliates of Sprint. If we decide to use third parties to provide these services, we must give Sprint PCS an opportunity to provide the services on the same terms and conditions. We cannot offer traditional telephone services based on wireless technology specifically designed for the competitive local exchange market in areas where Sprint owns the local telephone company unless we name the Sprint-owned local telephone company as the exclusive distributor or Sprint PCS approves the terms and conditions.

  •
  National sales programs. We are required to participate in the Sprint PCS wireless sales programs for sales to Sprint PCS' corporate accounts and will pay the expenses and receive the compensation from Sprint PCS relative to sales to customers of those accounts located in our territory. We are also required to use Sprint's long distance service for calls made from within designated portions of our territory to areas outside those designated portions and to connect our network to the national platforms Sprint PCS uses to provide services under our management agreement and services agreement. Sprint PCS will purchase such long distance service from Sprint Corporation on our behalf at a price and terms at least as favorable to Sprint PCS as the best prices and terms Sprint Corporation offers to any similarly situated wholesaler. We must pay Sprint PCS the same price for this service that Sprint PCS pays to Sprint Corporation, along with an additional administrative fee. However, we may purchase private line capacity for call routing directly from Sprint Corporation, if we can obtain more favorable terms, and Sprint Corporation has agreed to provide us with such capacity at the best price offered to similarly situated third parties. Under our management agreement, we are prohibited from reselling long distance service to other carriers; however, we may (1) transport long distance calls for customers, (2) transport long distance calls for resellers when such resale is subject to FCC mandate or when Sprint chooses to make such resale available, or (3) transport long distance calls for purposes of roaming.

  •
  Service pricing, roaming and fees. We are required to offer PCS subscriber pricing plans from Sprint PCS designated for regional or national offerings, including "Free & Clear" plans and "PCS Vision" plans. We are permitted to establish our own local price plans for PCS products and services offered only in our territory, subject to Sprint PCS' approval. We are entitled to receive a weekly fee from Sprint PCS equal to 92% of net "billed revenues" related to subscriber activity less applicable write-offs, net of deposits applied and net of recoveries. Sprint PCS determines the write-offs for any given time period. Outbound non-Sprint PCS roaming billed to subscribers based in our territory, proceeds from the sales of handsets and accessories, amounts collected with respect to taxes and surcharges for enhanced 911 and WLNP and universal service fund charges are not considered "billed revenues." Billed revenues generally include all other subscriber account activity for Sprint PCS products and services in our territory, which includes such activities billed to, attributed to or otherwise reflected in subscribers' accounts. We are generally entitled to 100% of the proceeds from customers for equipment and accessories sold, 81.36% of fees for enhanced 911 and 6.36% of fees for WLNP attributable to subscribers based in our markets less applicable write-offs. We also are entitled to 100% of the universal service funds from the Universal Service Administrative Company associated with subscribers in our markets.

            Many Sprint PCS wireless subscribers purchase bundled pricing plans that allow roaming anywhere on the nationwide PCS network of Sprint PCS without incremental PCS roaming charges. However, we will earn Sprint PCS roaming revenue for every minute that a Sprint PCS wireless subscriber from outside our territory enters our territory and uses our services, which is offset against amounts we owe as expenses for every minute that our subscribers use services outside our territory. The analog roaming rate for use on a non-Sprint PCS provider's network is set under Sprint PCS's third party roaming agreements. The reciprocal roaming rate for voice subscribers who roam into the other party's or another PCS Affiliate's network is fixed through December 31, 2006 at $0.058 per minute, plus the actual long distance charges incurred. Beginning on January 1, 2007, the reciprocal roaming rate will change annually to equal 90% of Sprint PCS' retail yield for voice usage from the prior year. Sprint PCS' retail yield for voice usage is defined as Sprint PCS' average revenue per user for voice services divided by the average minutes of use per user.

            In addition to the reciprocal per minute fee for the Sprint PCS roaming discussed above, we also recognize roaming revenue and expense related to data usage from PCS Vision services, known as "3G data," when wireless subscribers are using such services outside of their home territory. We recognize revenue when a wireless subscriber based outside of our markets uses PCS Vision data services on our network and we recognize expense when our subscribers use such services on the Sprint PCS network or network of another PCS Affiliate of Sprint outside of our markets. The reciprocal rate for this service is $0.0020 per kilobyte through December 31, 2006. Thereafter, the rate will be calculated based on an appropriate discount from Sprint PCS' retail yield for 3G data usage from the prior calendar year. Sprint PCS's retail yield for 3G data usage is defined as Sprint PCS' average revenue per user for 3G data usage divided by the average kilobytes of use per user.

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  Vendor purchase agreements. We may participate in discounted volume-based pricing on wireless-related products and warranties Sprint PCS receives from its vendors. Sprint PCS will use commercially reasonable efforts to obtain for us the same prices as Sprint PCS receives from its vendors.

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  Advertising and promotions. Sprint PCS uses national as well as regional television, radio, print, outdoor and other advertising campaigns to promote its products. We benefit from the national advertising. In addition to Sprint PCS's national advertising campaigns, we advertise and promote Sprint PCS products and services on a local level in our markets at our cost. We have the right to use any promotion or advertising materials developed by Sprint PCS and only have to pay the incremental cost of using those materials, such as the cost of local radio and television advertisement placements and incremental printing costs. Sprint PCS also runs numerous promotional campaigns that provide subscribers with benefits such as additional features at the same rate or free minutes of use for limited time periods. We offer these promotional campaigns to potential subscribers in our territory.

  •
  Program requirements. We must comply with the Sprint PCS program requirements for technical standards, customer service standards, roaming coverage and national and regional distribution and national accounts programs. Some of the technical standards relate to network up-time, dropped calls, blocked call attempts and call origination and termination failures. Sprint PCS can change the program requirements at its discretion and we must implement such changes within a commercially reasonable period of time; provided, however, that we can decline to implement certain changes that we determine will have a material adverse effect on us and meet certain parameters. We can decline to implement a "capital" program requirement change, defined as change that would require us to make a capital expenditure that is greater than 5% of our capital budget, if such change would have a negative net present value applying a five-year discounted cash flow model. Additionally, we can decline to implement a "non-capital" program requirement change, defined as change that would not require us to make a capital expenditure in excess of 5% of our capital budget, if such change would either (i) cause our combined peak negative cash flow to be an amount greater than 3% of our "enterprise value" (defined as the combined book value of our outstanding debt and equity less cash) when considered individually, or an amount greater than 5% of our enterprise value when combined with all other program requirement changes within the prior twelve months or (ii) cause a decrease in our forecasted five-year discounted cash flow of more than 3% on a combined net present value basis when considered individually, or more than 5% on a combined net present value basis when combined with all other program requirement changes within the prior twelve months. Notwithstanding the foregoing, we are required to implement certain program requirement changes, regardless of whether we determine that such changes will have a material adverse effect on us. We must implement a capital program requirement change if the capital requirement associated with such change is necessary to comply with the network performance standards required under our management agreement. Additionally, we must implement any program requirement change if the change relates to a pricing plan or a roaming program and Sprint PCS reasonably determines that the change must be implemented immediately to respond to competitive market forces. Finally, Sprint PCS may require us to implement any program requirement change if Sprint PCS compensates us the amount necessary to prevent us from exceeding all of the applicable above-referenced parameters.

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  Non-competition. We may not offer Sprint PCS products and services outside our territory without the prior written approval of Sprint PCS. We may offer, market or promote telecommunications products and services within our territory only under the Sprint PCS brand, our own brand, brands of our related parties or other products and services approved under our management agreements, except that no brand of a significant competitor of Sprint PCS or its related parties may be used for those products and services. To the extent we have or will obtain licenses to provide wireless personal communications services outside our territory, we may not use the spectrum to offer Sprint PCS products and services without prior written consent from Sprint PCS. Additionally, if subscribers in our markets travel to other geographic areas, we must route those subscribers' incoming and outgoing calls according to Sprint PCS' roaming and inter-service area requirements, without regard to any wireless networks that we or our affiliates operate.

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  Inability to use non-Sprint brand. We may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products and services on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint PCS brand, except for sales to resellers or as otherwise permitted under the trademark and service mark license agreements.

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  Transfer of the PCS network. In conjunction with the sale of its wireless PCS network, Sprint PCS can sell, transfer or assign its wireless PCS network and any of its FCC licenses to a third party if the third party agrees to be bound by the terms of our management agreement and our services agreement.

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  Change in control. Sprint PCS must consent to any transaction pursuant to which iPCS, Inc. is no longer the "ultimate parent" of iPCS Wireless, Inc., but this consent cannot be unreasonably withheld.

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  Rights of first refusal. Sprint PCS has rights of first refusal, without stockholder approval, to buy our assets upon a proposed sale of all or substantially all of our assets used in the operation of our network.

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  Term. The initial term of our management agreement commenced on January 22, 1999 and continues for a period of 20 years. Following expiration of the initial term, our management agreement will automatically renew for three successive 10-year renewal periods (for a maximum of 50 years including the initial term), unless at least two years prior to the commencement of any renewal period either party notifies the other party that it does not wish to renew this agreement or unless we are in material default of our obligations under such agreement.

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  Termination of our management agreement. Our management agreement can be terminated as a result of the following events:

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  termination of Sprint PCS' spectrum licenses;

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  an uncured breach under our management agreement;

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  our management agreement not complying with any applicable law in any material respect; or

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  the termination of any of our trademark and service mark license agreements.

        The termination or non-renewal of our management agreement triggers some of our rights and some rights of Sprint PCS. The right of either party to require the other party to purchase or sell the operating assets is discussed below.

        If we have the right to terminate our management agreement because of an event of termination caused by Sprint PCS, generally we may:

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  require Sprint PCS to purchase all of our operating assets used in connection with our network for an amount equal to at least 88% of our "entire business value," (as defined below); provided, however, that if Sprint PCS is the licensee of 20 Mhz or more of PCS spectrum in the Service Area, then the amount must be equal to at least 80% of our "entire business value";

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  in all areas in our territory where Sprint PCS is the licensee for 20 MHz or more of the spectrum on the date it terminates our management agreement, require Sprint PCS to assign to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of either (i) the original cost to Sprint PCS of the license plus any microwave clearing costs paid by Sprint PCS and (ii) 9% of our "entire business value"; or

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  choose not to terminate our management agreement and sue Sprint PCS for damages or submit the matter to arbitration.

        If Sprint PCS has the right to terminate our management agreement because of an event of termination caused by us, generally Sprint PCS may:

  •
  require us, without stockholder approval, to sell our operating assets to Sprint PCS for an amount equal to 72% of our "entire business value";

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  require us to purchase, subject to governmental approval, the licensed spectrum in our territory for an amount equal to the greater of either (i) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS and (ii) 10% of our "entire business value";

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  take any action as Sprint PCS deems necessary to cure the breach of our management agreement, including assuming responsibility for, and operating, our network; or

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  choose not to terminate our management agreement and sue us for damages or submit the matter to arbitration.

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  Non-renewal of our management agreement. If Sprint PCS gives us timely notice that it does not intend to renew our management agreement, we may:

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  require Sprint PCS to purchase all of our operating assets used in connection with our network for an amount equal to 80% of our "entire business value";

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  or in all areas in our territory where Sprint PCS is the licensee for 20 MHz or more of the spectrum on the date it terminates our management agreement, require Sprint PCS to assign to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of either (i) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS and (ii) 10% of our "entire business value."

        If we give Sprint PCS timely notice of non-renewal, or we and Sprint PCS both give notice of non-renewal, or our management agreement expires with neither party giving a written notice of non-renewal, or if our management agreement can be terminated for failure to comply with legal requirements or regulatory considerations, Sprint PCS may:

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    purchase all of our operating assets, without stockholder approval, for an amount equal to 80% of our "entire business value"; or

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    require us to purchase, subject to governmental approval, the licensed spectrum in our territory for an amount equal to the greater of either (i) the original cost to Sprint PCS of the license plus any microwave clearing costs paid by Sprint PCS and (ii) 10% of our "entire business value."

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  Determination of entire business value. If our "entire business value" is to be determined, Sprint PCS and we will each select one independent appraiser and the two appraisers will select a third appraiser. The three appraisers will determine our "entire business value" on a going concern basis using the following principles:

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  the "entire business value" is based on the price a willing buyer would pay a willing seller for the entire on-going business;

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  the entire business value will not be calculated in a manner that double counts the operating assets of one or more of our affiliates;

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  then-current customary means of valuing a wireless telecommunications business will be used;

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  the business is conducted under the Sprint PCS brand and our affiliation agreements with Sprint PCS;

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  we own the spectrum and frequencies presently owned by Sprint PCS subject to our affiliation agreements with Sprint PCS; and

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  the valuation will not include any value for businesses not directly related to the Sprint PCS products and services, and those businesses will not be included in the sale.

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  Insurance. We are required to obtain and maintain with financially reputable insurers who are licensed to do business in all jurisdictions where any work is performed under our management agreement, and who are reasonably acceptable to Sprint PCS, workers' compensation insurance, commercial general liability insurance, business automobile insurance, umbrella excess liability insurance and "all risk" property insurance.

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  Indemnification. We have agreed to indemnify Sprint PCS and its directors, employees and agents and related parties of Sprint PCS and their directors, employees and agents against any and all claims against any of the foregoing arising from our violation of any law, a breach by us of any representation, warranty or covenant contained in our management agreement or any other agreement between us and Sprint PCS, our ownership of the operating assets or the actions or the failure to act of anyone employed or hired by us in the performance of any work under such agreement, except that we will not be obligated to indemnify Sprint PCS for any claims arising solely from the negligence or willful misconduct of Sprint PCS. Sprint PCS has agreed to indemnify us and our directors, employees and agents against all claims against any of the foregoing arising from Sprint PCS's violation of any law and from Sprint PCS's breach of any representation, warranty or covenant contained in our management agreement or any other agreement between us and Sprint PCS, except Sprint PCS will not be obligated to indemnify us for any claims arising solely from our negligence or willful misconduct.

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  Dispute resolution. If the parties cannot resolve any dispute between themselves and our management agreement does not provide a remedy, then either party may require that any dispute be resolved by a binding arbitration.

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  Most favored nation clause. We generally have the right to amend our management agreement or services agreement to obtain the most favorable terms provided under a management agreement or services agreement between Sprint PCS and another Sprint PCS affiliate of similar size (defined as having at least three million covered POPs) if, prior to December 31, 2006, Sprint PCS amends the terms of any of those agreements of another Sprint PCS affiliate of similar size in a manner that is more favorable than the terms of our agreements. This right is only effective, however, if we agree to accept all of the terms and conditions set forth in the other agreements agreed to after April 1, 2004 and (1) those agreements were not amended with such Sprint PCS affiliate, solely because the affiliate owns the spectrum on which its network operates (unless such PCS Affiliate of Sprint acquired the spectrum from Sprint PCS after April 1, 2004), (2) the amendments to those agreements were not compelled by a law or regulation inapplicable to us, or (3) the amendments to those agreements were not due solely to a change in a build-out plan.

        The services agreements.    Our services agreement outlines various back office services provided by Sprint PCS and available to us for an additional fee.

        Pursuant to the most recent amendments to our services agreement, Sprint PCS consolidated support services relating to billing, customer care, collections, network operations control center monitoring, national platform, information technology, interconnectivity, voice mail, directory assistance, operator services and roaming clearinghouse services into one back office service referred to as Sprint CCPU service, or "cash cost per user service", all of which support services we had been purchasing prior to the consolidation. We have agreed to continue to purchase the Sprint CCPU service from Sprint PCS through December 2006 at a monthly rate per subscriber of $7.25 until December 31, 2004, $7.00 from January 1, 2005 until December 31, 2005 and $6.75 from January 1, 2006 until December 31, 2006. Beginning in 2007, the monthly rate for the next three years for Sprint CCPU service will be reset to a mutually acceptable amount based on the amount necessary to recover Sprint PCS' reasonable costs for providing Sprint CCPU service; provided, however that the monthly rate will not exceed $8.50 per subscriber. If we and Sprint PCS cannot agree to a new rate for any future three-year period beyond 2006, we have the option to continue to purchase the Sprint CCPU service and have an arbitrator determine the new rate or self-provision or procure those services elsewhere, subject to certain rights and procedures relating to our ability to transition only customer care and collection services beginning in 2008.

        Sprint PCS also consolidated services relating to subscriber activation, credit verification, handset logistics and handset carrying and obsolescence costs into one category referred to as Sprint CPGA service—or "cost per gross addition service"—all of which services and/or costs, prior to the consolidation, we had been purchasing in the case of the services or bearing in the case of the costs. We have agreed to continue to purchase the Sprint CPGA service from Sprint PCS through December 2006 at a monthly rate of $23.00 per gross subscriber addition in our service area. Beginning in 2007, the monthly rate for the next three years for Sprint CPGA service will be reset to a mutually acceptable amount based on the amount necessary to recover Sprint PCS' reasonable costs for providing Sprint CPGA service. If we and Sprint PCS cannot agree to a new rate for any future three-year period beyond 2006, we have the option to continue to purchase the Sprint CPGA service and have an arbitrator determine the new rate or self-provision or procure those services elsewhere.

        Sprint PCS may contract with third parties to provide expertise and services identical or similar to those to be made available or provided to us. We have agreed not to use the services performed by Sprint in connection with any other business or outside our markets. Sprint PCS must give us nine months' notice if it discontinues a significant service, including customer service, billing or collections, if we wish to continue to receive that service, Sprint PCS will use commercially reasonable efforts to help us provide the service ourselves or find another vendor to provide the service and to facilitate any transition.

        We have agreed with Sprint PCS to indemnify each other as well as affiliates, officers, directors and employees for violations of law or the services agreement except for any liabilities resulting from the negligence or willful misconduct of the person seeking to be indemnified or its representatives. Our services agreement also provides that no party will be liable to the other party for special, indirect, incidental, exemplary, consequential or punitive damages, or loss of profits arising from the relationship of the parties or the conduct of business under, or breach of, such services agreement except as may otherwise be required by the indemnification provisions. Our services agreement automatically terminates upon termination of our management agreement, and neither party may terminate the services agreement for any reason other than the termination of the management agreement.

        The trademark and service mark license agreements.    We have a non-transferable license to use, at no additional cost to us, the Sprint brand name and "diamond" symbol, and several other U.S. trademarks and service marks such as "The Clear Alternative to Cellular" and "Clear Across the Nation" on Sprint PCS products and services. We believe that the Sprint brand name and symbols enjoy a high degree of recognition, providing us an immediate benefit in the market place. Our use of the licensed marks is subject to our adherence to quality standards determined by Sprint and use of the licensed marks in a manner that would not reflect adversely on the image of quality symbolized by the licensed marks. We have agreed to promptly notify Sprint and Sprint PCS of any infringement of any of the licensed marks within our territory of which we become aware and to provide assistance to Sprint and Sprint PCS in connection with Sprint's enforcement of its rights. We have agreed with Sprint and Sprint PCS that we will indemnify the other for losses incurred in connection with a material breach of the trademark license agreements between Sprint PCS and us. In addition, we have agreed to indemnify Sprint and Sprint PCS from any loss suffered by reason of our use of the licensed marks or marketing, promotion, advertisement, distribution, lease or sale of any Sprint PCS products and services other than losses arising solely out of our use of the licensed marks in compliance with certain guidelines.

        Sprint and Sprint PCS can terminate our trademark and service mark license agreements if we file for bankruptcy or materially breach our agreement or if our management agreement is terminated. We can terminate our trademark and service mark license agreements upon Sprint's or Sprint PCS' abandonment of the licensed marks or if Sprint or Sprint PCS files for bankruptcy or our management agreement is terminated. However, Sprint can assign its interests in the licensed marks to a third party if that third party agrees to be bound by the terms of our trademark and service mark license agreements.

Regulatory Environment

Regulation of the wireless telecommunications industry

        The FCC can have a substantial impact upon entities that manage wireless personal communications service networks and/or provide wireless personal communications services because the FCC regulates the licensing, construction, operation, acquisition and interconnection arrangements of wireless telecommunications networks in the United States.

        The FCC has promulgated a series of rules, regulations and policies to, among other things:

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  grant or deny licenses for wireless personal communications service frequencies;

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  grant or deny wireless personal communications service license renewals;

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  rule on assignments and/or transfers of control of wireless personal communications service licenses;

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  govern the interconnection of wireless personal communications service networks with other wireless and wireline service providers;

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  establish access and universal service funding provisions;

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  establish service requirements such as enhanced 911 service;

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  impose fines and forfeitures for violations of any of the FCC's rules;

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  regulate the technical standards of wireless personal communications services networks; and

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  govern certain aspects of the relationships between carriers and customers, such as the use of personal information and number portability.

        Through rules that became fully effective on January 1, 2003, the FCC eliminated its spectrum cap for Commercial Mobile Radio Service, or CMRS, which includes broadband wireless personal communications services, cellular and SMR. The cap previously had limited CMRS providers to 55 MHz in any geographic area. The FCC also eliminated its rule which prohibited a party from owning interests in both cellular networks in the same MSAs, though it retained the cross-interest prohibition for less populous Rural Service Areas ("RSAs"). The FCC's new rules blur the "bright line" of spectrum caps, however, and require a case-by-case analysis to determine that any proposed CMRS spectrum combination will not have an anticompetitive effect.

Transfers and assignments of wireless personal communications services licenses

        The FCC must give prior approval to the assignment of, or transfers involving, substantial changes in ownership or control of a wireless personal communications service license. This means that we will receive advance notice of any and all transactions involved in transferring control of Sprint or the assignment of some or all of the wireless personal communications service licenses held by Sprint. The FCC proceedings afford us an opportunity to evaluate proposed transactions well in advance of closing, and to take actions necessary to protect their interests. Non-controlling interests in an entity that holds a wireless personal communications service license or operates wireless personal communications service networks generally may be bought or sold without prior FCC approval. In addition, the FCC requires only post-consummation notification of pro forma assignments or transfers of control of certain commercial mobile radio service licenses.

Conditions of wireless personal communications services licenses

        All wireless personal communications service licenses are granted for ten-year terms conditioned upon timely compliance with the FCC's build-out requirements. Pursuant to the FCC's build-out requirements, all 30 MHz broadband wireless personal communications service licensees must construct facilities that offer coverage to one-third of the population in their licensed areas within five years and to two-thirds of the population in such areas within ten years, and all 10 MHz broadband wireless personal communications services licensees must construct facilities that offer coverage to at least one-quarter of the population in their licensed areas within five years or make a showing of "substantial service" within that five-year period.

        If the build-out requirements are not met, wireless personal communications service licenses could be forfeited. The FCC also requires licensees to maintain control over their licenses. Our affiliation agreements with Sprint PCS include a management agreement that the parties believe meet the FCC requirements for licensee control of licensed spectrum.

        If the FCC were to determine that our affiliation agreements with Sprint PCS need to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreements to the extent necessary to cause the agreements to comply with applicable law and to preserve to the extent possible the economic arrangements set forth in the agreements. If the agreements cannot be so modified, the agreements may be terminated pursuant to their terms. The FCC could also impose monetary penalties on Sprint, and possibly revoke one or more of the Sprint licenses.

Wireless personal communications services license renewal

        Wireless personal communications service licensees can renew their licenses for additional ten-year terms. Wireless personal communications service renewal applications are not subject to auctions. However, under the FCC's rules, third parties may oppose renewal applications and/or file competing applications. If one or more competing applications are filed, a renewal application will be subject to a comparative renewal hearing. The FCC's rules afford wireless personal communications services renewal applicants involved in comparative renewal hearings with a "renewal expectancy." The renewal expectancy is the most important comparative factor in a comparative renewal hearing and is applicable if the wireless personal communications service renewal applicant has:

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  provided "substantial service" during its license term; and

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  substantially complied with all applicable laws and FCC rules and policies.

        The FCC's rules define "substantial service" in this context as service that is sound, favorable and substantially above the level of mediocre service that might minimally warrant renewal. The FCC's renewal expectancy and procedures make it very likely that Sprint will retain the wireless personal communications service licenses that we manage for the foreseeable future.

Interconnection

        The FCC has the authority to order interconnection between commercial mobile radio services, commonly referred to as CMRS, providers and incumbent local exchange carriers. The FCC has ordered local exchange carriers to provide reciprocal compensation to commercial mobile radio service providers for the termination of traffic. Interconnection agreements are negotiated on a statewide basis and are subject to state approval.

        The FCC rules and rulings, as well as state proceedings, and a review by courts of such rules and rulings directly impact the nature and cost of the facilities necessary for interconnection of the PCS networks of Sprint with local, national and international telecommunications networks. They also determine the nature and amount of revenues that we and Sprint can receive for terminating calls originating on the networks of local exchange and other telecommunications carriers.

        Other FCC requirements.    CMRS providers, including Sprint, are required to permit manual roaming on their networks. With manual roaming, any user whose mobile phone is technically capable of connecting with a carrier's network must be able to make a call by providing a credit card number or making some other arrangement for payment. Since October 2000, the FCC has been considering changes in its rules that may terminate the manual roaming requirement and may impose automatic roaming obligations, under which users with capable equipment would be permitted to originate or terminate calls without taking action other than turning on the mobile phone.

        FCC rules require that local exchange and most commercial mobile radio services providers allow subscribers to change service providers without changing telephone numbers, which, for wireless service providers, is referred to as wireless local number portability, or WLNP. FCC regulations requiring that most commercial mobile radio service providers implement WLNP in the 100 largest metropolitan areas in the United States went into effect on November 24, 2003. FCC regulations require most commercial mobile radio service providers to be able to deliver calls from their networks to ported numbers anywhere in the country and contribute to the Local Number Portability Fund. We may be liable to Sprint for any penalties that Sprint may be subject to if we are unable to comply with the FCC's WLNP regulations within a reasonable period of time. Implementation of WLNP has required wireless personal communications service providers like us and Sprint to purchase more expensive switches and switch upgrades. However, it has also enabled existing cellular subscribers to change to wireless personal communications services without losing their existing wireless telephone numbers, which has made it easier for wireless personal communications service providers to market their services to existing cellular users. The existence of WLNP could adversely impact our business since it makes subscriber defections more likely and we may not be able to replace subscribers who have switched to other carriers.

        FCC rules permit broadband wireless personal communications service and other commercial mobile radio service providers to provide wireless local loop and other fixed services that would directly compete with the wireline services of local exchange carriers. This may create new markets and revenue opportunities for Sprint and its managers and PCS Affiliates and other wireless providers.

        FCC rules require broadband personal communications services and other commercial mobile radio services providers to implement enhanced emergency 911 capabilities that provide the location of wireless 911 callers to "Public Safety Answering Points." The FCC has approved a plan proposed and amended by Sprint under which Sprint began selling specially equipped telephone handsets in 2001, with a rollout of such handsets that continued until June 30, 2003, when all new handsets activated nationwide were to be specially equipped. Sprint's plan requires that by December 31, 2005, 95% of Sprint wireless subscriber handsets in service must be equipped for the Sprint wireless enhanced 911 service. Moreover, Sprint completed its PCS network upgrade to support enhanced 911 service by December 31, 2002 and began providing a specified level of enhanced 911 service by June 30, 2002. As the required equipment becomes more functional and less expensive, emergency 911 services may afford wireless carriers substantial and attractive new service and marketing opportunities.

        FCC rules include several measures designed to remove obstacles to competitive access to customers and facilities in commercial multiple tenant environments, including the following:

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  Telecommunications carriers in commercial settings may not enter into exclusive contracts with building owners, including contracts that effectively restrict premises owners or their agents from permitting access to other telecommunications service providers; and

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  Utilities, including LECs, must afford telecommunications carriers and cable service providers reasonable and nondiscriminatory access to poles, conduits and rights-of-way owned or controlled by the utility.

        The FCC has also issued a further notice of proposed rulemaking seeking comment on whether it should adopt additional rules in this area, including extending certain regulations to include residential as well as commercial buildings. The final result of this proceeding could affect the availability and pricing of sites for our antennae and those of our competitors.

        Communications assistance for law enforcement.    The Communications Assistance for Law Enforcement Act ("CALEA") enacted in 1994, requires wireless personal communications service and other telecommunications service providers to ensure that their facilities, equipment and services are able to comply with authorized electronic surveillance by federal, state and local law enforcement personnel. Wireless personal communications service providers were generally required to comply with the current industry CALEA capability standard, known as J-STD-025, by June 30, 2000, and with certain additional standards by September 30, 2001. Wireless personal communications service providers who sought extensions of compliance deadlines, including Sprint, are also required to implement a "packet-mode" capability by January 30, 2004 unless the FCC acts on petitions seeking changes in its rules. Providers had to meet various other capability requirements established by the Department of Justice and Federal Bureau of Investigation as of June 30, 2002. Most wireless personal communications service providers are ineligible for federal reimbursement for the software and hardware upgrades necessary to comply with the CALEA capability and capacity requirements. In addition, the FCC is considering petitions from numerous parties to establish and implement technical compliance standards pursuant to CALEA requirements. In sum, CALEA capability and capacity requirements are likely to impose some additional switching and network costs upon Sprint and its managers and PCS Affiliates and other wireless entities.

        The USA PATRIOT Act of 2001 included certain provisions that enable law enforcement agencies and other branches of the government to more easily acquire records and information regarding certain uses of communications facilities from telecommunications carriers, including PCS carriers.

        Other federal regulations.    Sprint and its managers and PCS Affiliates must bear the expense of compliance with FCC and Federal Aviation Administration regulations regarding the sitting, lighting and construction of transmitter towers and antennas. In addition, FCC environmental regulations may cause some of our base station locations to become subject to the additional expense of regulation under the National Environmental Policy Act. The FCC is required to implement this Act by requiring service providers to meet land use and radio emissions standards.

        Review of universal service requirements.    The FCC and certain states have established "universal service" programs to ensure that affordable, quality telecommunications services are available to all Americans. Sprint is required to contribute to the federal universal service program as well as existing state programs. The FCC has determined that Sprint's "contribution" to the federal universal service program is a variable percentage of "end-user telecommunications revenues." Although many states are likely to adopt a similar assessment methodology, the states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC's rules. At the present time it is not possible to predict the extent of the Sprint total federal and state universal service assessments or its ability to recover from the universal service fund. However, some wireless entities are seeking state commission designation as "eligible telecommunications carriers," enabling them to receive federal and state universal service support, and are preparing to compete aggressively with wireline telephone companies for universal service revenue. Because we manage substantial rural areas for the PCS Division of Sprint, it is possible that we will receive revenues in the future from federal and state universal service support funds that are much greater than the reductions in our revenues due to universal service contributions paid by Sprint.

        Partitioning; disaggregation.    FCC rules allow broadband wireless personal communications services licensees to partition their market areas and/or to disaggregate their assigned spectrum and to transfer partial market areas or spectrum assignments to eligible third parties. These rules may enable us to purchase wireless personal communications service spectrum from Sprint and other wireless personal communications services licensees as a supplement or alternative to the existing management arrangements.

        Wireless facilities siting.    States and localities are not permitted to regulate the placement of wireless facilities so as to "prohibit" the provision of wireless services or to "discriminate" among providers of those services. In addition, so long as a wireless network complies with the FCC's rules, states and localities are prohibited from using radio frequency health effects as a basis to regulate the placement, construction or operation of wireless facilities. These rules are designed to make it possible for Sprint and its PCS Affiliates and other wireless entities to acquire necessary tower sites in the face of local zoning opposition and delays.

        Equal access.    Wireless providers are not required to provide long distance carriers with equal access to wireless subscribers for the provision of toll services. This enables us and Sprint to generate additional revenues by reselling the toll services of Sprint PCS and other interexchange carriers from whom we can obtain favorable volume discounts. However, the FCC is authorized to require unblocked access to toll service providers subject to certain conditions.

        State regulation of wireless service.    Section 332 of the Communications Act preempts states from regulating the rates and entry of commercial mobile radio service providers. Section 332 does not prohibit a state from regulating the other terms and conditions of commercial mobile services, including consumer billing information and practices, billing disputes and other consumer protection matters. However, states may petition the FCC to regulate those providers and the FCC may grant that petition if the state demonstrates that:

  •
  market conditions fail to protect subscribers from unjust and unreasonable rates or rates that are unjustly or unreasonably discriminatory; or

  •
  such market conditions exist and commercial mobile radio service is a replacement for a substantial portion of the landline telephone service within the state.

        To date, the FCC has granted no such petition. To the extent Sprint and its managers and PCS Affiliates provide fixed wireless service, we may be subject to additional state regulation. These standards and rulings have prevented states from delaying the entry of wireless personal communications services and other wireless carriers into their jurisdictions via certification and similar requirements, and from delaying or inhibiting aggressive or flexible wireless price competition after entry.

        Interference temperature.    In November 2003, the FCC launched an inquiry aimed at establishing a new paradigm for the determination of interference to wireless services. Currently, interference measurements are based on transmitter operations. The proposed "interference temperature" would take into account interactions between transmitters and receivers, as well as all other elements of the radio frequency environment. One goal of this proceeding is to create opportunities for other transmitters, whether licensed or unlicensed, to operate in bands that are now exclusively reserved for licensees, such as the personal communications service frequencies used by Sprint. It is too early in this proceeding to determine what effect, if any, this inquiry by the FCC will have on our business.

Legal Proceedings

        On February 23, 2003, we and our wholly owned subsidiaries iPCS Wireless, Inc. and iPCS Equipment, Inc. filed a Chapter 11 bankruptcy petition in the United States Bankruptcy Court for the

Northern District of Georgia for the purpose of effecting a court-administered reorganization. In connection with our bankruptcy filing, we also filed a complaint against Sprint Corporation and certain of its affiliates alleging that Sprint breached its affiliation agreements with us. Following the filing of our litigation against Sprint, related cases were filed. The Unsecured Creditors Committee (which included holders of our senior discount notes) filed a separate complaint against Sprint, repeating many of our allegations and essentially adding claims that Sprint should be held liable for all of our outstanding debts, by reason (among other things) of Sprint's domination and control over aspects of our business. A group of our secured creditors filed a complaint in a Georgia state court, essentially seeking a determination that Sprint is obliged to remit 96% rather than 92% of our actual cash receipts (as defined in our affiliation agreements with Sprint), by reason of the filing of our bankruptcy petition. As part of our Reorganization each of these lawsuits was settled. Our Plan of Reorganization was confirmed by the Bankruptcy Court on July 9, 2004 and declared effective on July 20, 2004.

        On October 1, 2003, AT&T filed an administrative proof of claim in the amount of $5.1 million for services provided to us from February 23, 2003 through June 24, 2003, and a pre-petition proof of claim in the amount of $1.7 million for services provided to us prior to our Chapter 11 filing, both of which claims we dispute. In connection with our Plan of Reorganization, we agreed to deposit $0.7 million in escrow pending resolution of both of these disputed claims.

        On August 31, 2004, AT&T filed a cure claim for $4.1 million, contending that $1.5 million of the amount set forth in the pre-petition proof of claim, and $2.5 million of the amount set forth in the administrative proof of claim are presently due in cash as cure amounts resulting from an alleged assumption arising from the confirmation of our Plan of Reorganization, which we also dispute. Also on August 31, 2004, AT&T amended its administrative proof of claim originally filed on October 1, 2003, by reducing it from $5.1 million to $2.6 million. If AT&T's claims are allowed as valid, AT&T would have a $0.2 million pre-petition claim payable in stock under our Plan of Reorganization, with the remaining claims (both cure and administrative) payable in $6.6 million of cash.

        Both the administrative and pre-petition claims between AT&T and us have been consolidated in claims proceedings pending before the Bankruptcy Court. We have until September 30, 2004 to file a response to the cure claim and intend to request that our dispute on the cure claim be consolidated with the administrative and pre-petition claim dispute. We are currently in the discovery stage of the proceedings with respect to the administrative and pre-petition claims. If we cannot reach a settlement regarding these disputes after discovery, the Bankruptcy Court will determine the outcome. We believe the accompanying consolidated financial statements adequately reflect our obligations to AT&T for these services provided.

Properties

        Our headquarters are located in Schaumburg, Illinois, and we lease office space for our headquarters and other parts of our operations, primarily for our retail stores, base stations and switching centers, in a number of locations. As of June 30, 2004, we leased 12 retail stores and two switching centers. We also leased space on 570 wireless towers and owned 92 wireless towers. We co-locate with other wireless service providers on approximately 86% of our wireless towers. We believe that our facilities are adequate for our current operations and that additional leased space can be obtained if needed on commercially reasonable terms.

MANAGEMENT

        Directors and Executive Officers.    The following table presents information with respect to our directors and executive officers.

Name	Age	Position
Timothy M. Yager	34	Director, President and Chief Executive Officer and Secretary
Timothy C. Babich	27	Director
Donald L. Bell	58	Director
Eugene I. Davis	49	Director
Eric F. Ensor	51	Director
James J. Gaffney	63	Chairman of the Board
Kevin M. Roe	36	Director
Stebbins B. Chandor, Jr.	44	Executive Vice President Operations and Chief Financial Officer
Patricia M. Greteman	42	Vice President and Controller
Craig A. Kinley	35	Vice President of Engineering and Network Operations
John (Sonny) J. Peterman	43	Senior Vice President of Sales

        Timothy M. Yager has been a Director and our President and Chief Executive Officer and Secretary since the consummation of our Reorganization and was our Chief Restructuring Officer since January 2003. Mr. Yager was previously President, Chief Executive Officer and Manager of Illinois PCS, LLC (the predecessor of iPCS Wireless, Inc.) from January 1999 until July 2000 and had been President, Chief Executive Officer and Director of iPCS, Inc. since its formation in March 2000 until November 30, 2001, the closing date of our acquisition by AirGate PCS, Inc. From December 2001 until December 2002, he was a director of AirGate PCS, Inc. From January 1995 to January 1999, he was the Senior Vice President of Geneseo Communications, Inc., an independent telephone company in Illinois. During this time, he founded and was also the Chief Operating Officer, General Manager and later the President of GenSoft Systems, Inc., a subsidiary of Geneseo Communications, Inc. that designs software to provide information and billing services to the telecommunications industry. Prior to January 1995, Mr. Yager was a Project Manager at Geneseo Telephone Company. He was elected to the Board of Directors of Cambridge Telcom in April 1997 and resigned from the Board in November 2001.

        Timothy C. Babich has been a Director since the consummation of our Reorganization. Mr. Babich has over four years of experience in the telecom, media and technology investing industry. Since March 2001, Mr. Babich has served as a Portfolio Manager at Silver Point Capital, L.P., a private investment partnership which manages in excess of $2.5 billion. From May 2000 until March 2001, he was an analyst at The Beacon Group.

        Donald L. Bell has served as a representative in Illinois PCS, LLC (the predecessor of iPCS Wireless, Inc.) since January 1999 until July 2000. Mr. Bell was a Director of iPCS, Inc. since its formation in March 2000 until November 30, 2001, the closing date of our acquisition by AirGate PCS, Inc., and most recently has been serving as a Director of iPCS, Inc. since October 2003. He also serves as Vice President and CEO of Cass Communications Management, Inc., a telecommunications company, since January 1994. Mr. Bell has served in various positions for Cass Communications for the past 30 years, including Plant Manager, Operational Manager, Vice President of Cass Telephone Company and President of Cass Long Distance Company. He served on the Board of Directors of Illinois 4 Limited Partnership, a telecommunications company, from 1986 to 1993. In addition, Mr. Bell served as President of Illinois Independent Telephone Association from May 1994 to January 2003 and as a member of the Board of Directors of the Illinois Telecommunications Association from June 1991 to January 2003. He is also a Director of Cass Telephone Company, Cass Communications Management and Cass Long Distance Company.

        Eugene I. Davis was appointed to the Board of Directors in August 2004 by our directors who were appointed by the Official Committee of Unsecured Creditors, in consultation with our entire board. Mr. Davis is the Chairman and Chief Executive Officer of Piranate Consulting Group, L.L.C., a privately held consulting firm specializing in crisis and turn-around management, merger and acquisition consulting, hostile and friendly takeovers, proxy contests and strategic planning advisory services for public and private business entities. Mr. Davis was Chairman, Chief Executive Officer and President of RBX Industries, Inc. from August 2001 to December 2003, after having been appointed Chief Restructuring Officer in January 2001. From January 2000 through August 2001, Mr. Davis was Chairman and Chief Executive Officer of Murdock Communications Corp., a Nasdaq listed company. From May 1999 through June 2001, he was the Chief Executive Officer of SmarTalk Teleservices, Inc., which had filed a petition under Chapter 11 of the Federal Bankruptcy Code in March 1999. He was Chief Operating Officer of TotalTel USA Communications, Inc. in 1998. Both SmarTalk Teleservices, Inc. and TotalTel USA Communications, Inc. were Nasdaq listed companies. He is a director of Metals USA, Inc., Metrocall Communications, Inc., Knology, Inc. and Tipperary Corporation, which are public companies, and Eagle Geophysical, Inc. and Trans Texas Gas Corporation. In addition, he is a member of the Board of Advisors of PPM America Special Investment Funds.

        Eric F. Ensor has been a Director since November 30, 2001, the closing date of our acquisition by AirGate PCS, Inc. Mr. Ensor has over 20 years of experience in the telecommunications industry. Since January 2002, Mr. Ensor has served as the President of Quiet Water Associates, LLC, a boutique consulting firm. From September 1999 to December 2001, Mr. Ensor served as President and Chief Executive Officer of Evolution Networks. From November 1998 to August 1999, he served as President and Chief Operating Officer of Telecom Wireless Solutions (TWS), a leading developer and provider of telecommunications solutions, where he managed the operating divisions of the company. From 1994 to 1998, Mr. Ensor was President of BellSouth Personal Communications, BellSouth's start-up organization for the development of its acquired PCS licenses. While at BellSouth, Mr. Ensor served in other key management positions, including Assistant Vice President for Worldwide Wireless Strategy and Chief Strategist for Bellsouth Enterprises, Inc.

        James J. Gaffney has been a Director since the consummation of our Reorganization and was elected Chairman of the Board in August 2004. From 1997 to June 2003, Mr. Gaffney served as a consultant to private investment funds affiliated with Goldman, Sachs & Co. in relation to investments by those funds in Viking Pacific Holdings Ltd. and Vermont Investments Limited, both New Zealand-based diversified holding companies. Since 1997, he has served as Vice Chairman of Viking Pacific. From 1995 through 1997, Mr. Gaffney served as Chairman of the Board and Chief Executive Officer of General Aquatics, Inc., which manufactures swimming pool equipment and constructs swimming pools. Mr. Gaffney also is the Chairman of the Board of Imperial Sugar Company and a director of SCP Pool Corporation and Hexcel Corporation, each of which are public companies.

        Kevin M. Roe has been a Director since the consummation of our Reorganization. In January 2003, Mr. Roe founded Roe Equity Research, LLC, an independent sell-side equity research firm focusing on U.S. wireless and wireline telecommunications services companies. Mr. Roe has also served as the President of Roe Equity Research, LLC since its inception. From May 1995 to March 2002, Mr. Roe served as a Senior Equity Research Analyst at the Telecommunication Services Group of ABN AMRO Inc. and became a Managing Director prior to his departure. He also served as the regional head of ABN AMRO's North American Telecom Services Equity Research Team.

        Stebbins B. Chandor, Jr. has been our Executive Vice President Operations and Chief Financial Officer since March 2004 and previously was Senior Vice President, Chief Financial Officer of

iPCS, Inc. (and its predecessor) from March 2000 until November 30, 2001, the closing date of our acquisition by AirGate PCS, Inc. From August 1995 to March 2000, he was Senior Vice President and Chief Financial Officer for Metro One Telecommunications, Inc., a publicly traded provider of enhanced directory assistance and information services to the wireless telecommunications industry. From June 1985 to August 1995, Mr. Chandor served in various corporate finance capacities with BA Securities, Inc., a wholly owned subsidiary of BankAmerica Corporation, and affiliated or predecessor firms including Bank of America and Continental Bank N.A.

        Patricia M. Greteman has been our Vice President and Controller since June 2003 and previously was the Controller of Illinois PCS, LLC (the predecessor of iPCS Wireless, Inc.) from May 1999 until July 2000 and held the same position with iPCS, Inc. since its formation in March 2000 until November 30, 2001, the closing date of our acquisition by AirGate, at which time her title changed to Director of Accounting for iPCS, Inc. From May 1993 to April 1999, she served as the Controller of ACC of Kentucky, LLC, a cellular carrier covering a territory with over 1 million total residents. From November 1991 to April 1992, Ms. Greteman served as the Controller of Arch Mineral Corporation's Catenary Coal Company. From August 1989 to October 1991, she served as the Assistant Controller of Arch of Kentucky.

        Craig A. Kinley has been our Vice President of Engineering and Network Operations since June 2003 and previously was Senior Director of Engineering and Network Operations with AirGate PCS, Inc. from September 1999 until June 2003 with responsibility during the latter portion of his service for our territory. From April 1998 to June 1999, he was a Project Manager with Compass Telecom Services LLC and served as a consultant to AirGate PCS, Inc. From April 1997 to February 1998, he was a Regional Coordinator with Sprint Spectrum L.P.

        John (Sonny) J. Peterman has been our Senior Vice President of Sales since August 2004. From June 2004 until August 2004, Mr. Peterman was the Vice President for Business Development for ClearLinx Network Corporation, a wireless networking company. From November 1998 until June 2004, he was Vice President of the Midwest Region of American Tower Corporation, a publicly held owner and operator of broadcast and wireless communications sites. Prior to November 1998, Mr. Peterman was Vice President of Sales and Distribution with 360 Communications (formerly Sprint Cellular) and from 1989 to 1996 he managed most of Sprint Cellular's wireless operations in Ohio.

        Board of Directors.    Our board of directors is currently fixed at seven members. Directors each serve for a term of one year, or until his or her successor has been elected and qualified. We will be establishing such committees prior to the end of our current fiscal year.

        Audit Committee.    Our audit committee shall be comprised of not fewer than three directors elected by a majority of our board. Our audit committee oversees our accounting and financial reporting processes, as well as the audits of our financial statements, including retaining and discharging our independent registered public accounting firm. Our audit committee currently complies, and we expect it to continue to comply, with the independence requirements of the Nasdaq National Market and under the Securities Exchange Act of 1934, as amended. Our audit committee is comprised of Messrs. Davis (Chairman), Roe and Ensor.

        Compensation Committee.    Our compensation committee shall be comprised of not fewer than three directors elected by a majority of our board. Our compensation committee oversees the administration of our benefit plans, reviews and administers all compensation arrangements for executive officers and establishes and reviews general policies relating to the compensation and benefits of our officers and employees. Our compensation committee currently complies, and we expect it to continue to comply, with the independence requirements of the Nasdaq National Market. Our compensation committee is comprised of Messrs. Bell (Chairman), Babich and Gaffney.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee shall be comprised of not fewer than three directors elected by a majority of our board. Our nominating and corporate governance committee's responsibilities include identifying and recommending to the board appropriate director nominee candidates and providing oversight with respect to corporate governance matters. Our nominating and corporate governance committee currently complies, and we expect it to continue to comply, with the independence requirements of the Nasdaq National Market. Our nominating and corporate governance committee is comprised of Messrs. Roe (Chairman), Bell and Gaffney.

        Compensation Committee Interlocks and Insider Participation.    There are no compensation committee interlock (i.e., none of our executive officers serves as a member of the board of directors or the compensation committee of another entity that has an executive officer serving as a member of our board of directors or compensation committee).

        Limitation on Liability and Indemnification.    Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Our certificate of incorporation provides that we shall indemnify our directors and officers and may indemnify our employees and agents to the fullest extent permitted by law. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless or whether the certificate of incorporation would permit indemnification.

        At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of ours where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

        Executive Compensation.    The following table sets forth a summary of the annual, long-term and all other compensation for our Chief Restructuring Officer and our other three executive officers during the fiscal years 2003, 2002 and 2001. These four persons are referred to collectively as the "Named Executive Officers."

Summary Compensation Table

Long-Term Compensation
		Annual Compensation								All Other Compensation
Name and Principal Position	Fiscal Year (1)					Other Annual Compensation ($)			Securities Underlying Options (#)
		Salary ($)		Bonus ($)						($)

Timothy M. Yager (2) Director, President and Chief Executive Officer and Secretary	2003 2002 2001	$	— 64,055 211,538	$	— 29,040 180,290	$	— 850 8,500	(5) (5)	— — 500,000	$723,333 1,456,908 —	(7) (6)
Stebbins B. Chandor, Jr. (3) Executive Vice President Operations and Chief Financial Officer	2003 2002 2001		— 96,154 153,846		— 22,192 107,280		— 2,400 6,000	(5) (5)	— — 250,000	— 1,889,444 —	(6)
Patricia M. Greteman Vice President and Controller	2003 2002 2001		110,245 107,624 80,769		59,208 7,500 37,548		— — —		— — 30,000	— — —
Craig A. Kinley (4) Vice President of Engineering and Network Operations	2003		—		32,000		—		—	—

(1)
On December 20, 2001, our fiscal year end was changed to September 30. As a result, fiscal year 2001 only includes compensation for the nine months ended September 30, 2001.
(2)
Mr. Yager resigned as an executive officer as of November 30, 2001, upon the closing of our acquisition by AirGate. Mr. Yager entered into an agreement with iPCS, Inc. to act as Chief Restructuring Officer on January 27, 2003. Mr. Yager became our President and Chief Executive Officer following the consummation of our Reorganization.
(3)
Mr. Chandor resigned as an executive officer of iPCS, Inc. as of November 30, 2001, upon the closing of our acquisition by AirGate, but remained as an employee through March 31, 2002. Mr. Chandor was hired as Executive Vice President Operations and Chief Financial Officer in March 2004.
(4)
Mr. Kinley commenced employment with us in October 2003.
(5)
Consists of a monthly car allowance.
(6)
Consists of amounts due Mr. Yager and Mr. Chandor upon their termination after the change of control to AirGate under the terms of their employment agreements with us. Included in these amounts are $333,333 and $400,000 for Mr. Yager and Mr. Chandor, respectively, for consulting services, and $913,248 for Mr. Chandor for payments related to Section 280G of the Internal Revenue Code excise tax gross-ups.
(7)
Consists of $133,333 of consulting payments paid to Mr. Yager under the consulting provisions of his employment agreement with us and $590,000 for his services as Chief Restructuring Officer.

        Option Grants in Last Fiscal Year.    There were no options granted during the fiscal year 2003 to the Named Executive Officers.

        Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Values.    Our Named Executive Officers did not exercise any options during fiscal year 2003 and do not hold any options exercisable for shares of our common stock as of September 30, 2003.

        Long-Term Incentive Plan Awards Table.    Our Named Executive Officers did not receive any long-term Incentive awards during fiscal year 2003.

        Compensation of Directors.    During fiscal year 2003, Mr. Ensor, our then sole outside director, was paid $1,000 per month, plus meeting fees. Effective as of July 20, 2004, we will compensate our directors as follows:

  •
  Under our 2004 Long-Term Incentive Plan, we granted each of our outside directors a stock option to purchase 7,500 shares of our common stock at the per share exercise price equal to the fair market value of the stock at the date of grant, which was $18.90 for Mr. Davis and $10.27 for the remaining directors. These options shall vest with respect to 25% of the shares covered thereby as of the last day of each fiscal quarter.

  •
  We pay an annual retainer to the chairman of our board of directors in the amount of $40,000, and we granted the chairman a stock option to purchase an additional 10,500 shares of our common stock at the per share exercise price equal to the fair market value of the stock at the date of grant, which was $18.90. The option shall vest with respect to 25% of the shares covered thereby as of the last day of each fiscal quarter.

  •
  We pay annual retainers to the chairman of our audit committee, the chairman of our compensation committee and the chairman of our nominating and corporate governance committee in the amounts of $30,000, $24,000 and $24,000, respectively. In addition, we granted the chairman of our audit committee a stock option to purchase 2,500 shares of our common stock at the per share exercise price equal to the fair market value of the stock at the date of grant, which was $18.90. The option shall vest with respect to 25% of the shares covered thereby as of the last day of each fiscal quarter.

  •
  We pay an annual retainer to the outside directors in the amount of $18,000.

  •
  We pay each outside director $1,500 for each face-to-face board meeting that he attends, $750 for each telephonic board meeting in which he participates, $1,000 for each face-to-face committee meeting that he attends, and $500 for each telephonic committee meeting in which he participates.

  •
  All of our outside directors will be reimbursed for out-of-pocket expenses for attending board and committee meetings.

        YMS Restructuring Management Services Agreement.    On January 27, 2003, Mr. Yager was appointed Chief Restructuring Officer to oversee our restructuring and his company, YMS Management, L.L.C., entered into a restructuring management services agreement to manage our day-to-day operations. In connection with his appointment as chief restructuring officer, we and Mr. Yager agreed to terminate the provisions of his employment agreement which he had entered into with us prior to our acquisition by AirGate PCS, Inc. which provided for consulting services to us and payments thereunder to Mr. Yager. The restructuring management services agreement provided for weekly payments of $15,000, plus certain expenses. The agreement also provided that upon confirmation of a plan of reorganization or a sale of us, Mr. Yager was entitled to a fixed fee equal to $500,000 less 50% of the aggregate weekly payments under the restructuring management services agreement, beginning on July 1, 2004 through the effective date of the plan or the effective date of a sale. If a sale of us resulted in proceeds in excess of $190 million, Mr. Yager was entitled to a fee equal to the lesser of 1.25% of such proceeds or $3.5 million. In addition, upon the closing of any equity investment in us, Mr. Yager was entitled to a fee equal to 2% of the amount invested. In connection with the consummation of the Reorganization, we paid Mr. Yager approximately $472,000 under this agreement.

        Employment Agreements.    As of the effective date of our Plan of Reorganization, we have entered into a three year employment agreement with Mr. Yager, our President and Chief Executive Officer, on substantially the terms set forth below. The term will be automatically renewed for successive one year periods absent 90 days advance notice by either party. Mr. Yager's employment agreement provides for an initial minimum annual base salary of $350,000. Under the employment agreement, Mr. Yager is eligible for annual incentive bonuses and is entitled to benefits, such as retirement, health and other fringe benefits which are provided to other executive employees, reimbursement of business expenses, limited reimbursement of legal and financial planning expenses and other perquisites as may be approved by the Board from time to time. As of the effective date, we have granted Mr. Yager a total of 250,000 stock options under our 2004 Long-Term Incentive Plan at an exercise price of $10.27 per share. No compensation expense will be recorded for the option grant as the exercise price was equal to the fair market value of the stock on the grant date as determined by reference to the valuation prepared in connection with the Reorganization. In addition, in consideration for his facilitating our emergence from bankruptcy, as of the effective date we have granted Mr. Yager a total of 250,000 stock and stock unit awards, which are fully vested as of the date of grant. Based on the valuation report, we will recognize compensation expense of approximately $2.6 million with respect to the fully vested awards. Additional details regarding the equity-based awards are discussed below.

        Under the employment agreement, Mr. Yager's employment may be terminated by him or us at any time and for any reason. If his employment is terminated for any reason, he will be entitled to payment of his accrued but unpaid salary, vacation pay, unreimbursed business expenses and other items earned and owed to him by us. If his employment is terminated as a result of death or disability, he, or his estate in the event of his death, will be paid his salary through the first anniversary of the date his death or termination for disability occurs, he will receive a lump sum payment of his target incentive bonus and his outstanding equity awards will fully vest.

        If Mr. Yager's employment is terminated by us for reasons other than for cause, or if he terminates his employment following a material breach by us of the employment agreement which is not cured within 30 days, or within 60 days after we relocate our business outside of the Chicago metropolitan area, he will be entitled to continuing payments of his salary through the first anniversary of his termination, continuation of health benefits for him and his dependents for the same period, a lump sum payment of his target incentive bonus and one year of additional vesting of his stock options. All severance payments pursuant to the employment agreement terminate in the event Mr. Yager violates the confidentiality, noncompetition or nonsolicitation provisions of the employment agreement.

        The employment agreement contains special provisions that apply in the event of a change in control of us. The agreement provides that if, during the one year period following a change in control, Mr. Yager's employment is terminated by us for reasons other than for cause or if he terminates for good reason, he will be entitled to a lump sum payment equal to three years of his salary, a lump sum payment of his target incentive bonus, which will be set annually by the compensation committee, continuation of his and his dependents' health benefits at the employee rate for a period of three years following his termination and immediate vesting of his outstanding equity-based awards. In the event that, in connection with a change in control, any payments or benefits to which Mr. Yager is entitled to from us constitute excess golden parachute payments under applicable IRS rules, he will receive a payment from us in an amount which is sufficient to pay the parachute excise tax that he will have to pay on those parachute payments. In addition, we will pay him an amount sufficient for him to pay the income tax, related employment taxes, and any additional excise taxes that he will have to pay related to our reimbursement to him of the parachute excise tax. For purposes of the employment agreement, the term "change in control" has the same meaning as for the 2004 Long-Term Incentive Plan, discussed below.

        If Mr. Yager's employment terminates for any reason other than discussed above, he is not entitled to any severance benefits under the employment agreement.

        Pursuant to the employment agreement, Mr. Yager has agreed to keep all of our confidential information secret and he has agreed that, while he is employed by us and for a period of 12 months after his termination of employment, he will not compete with us in the wireless telecommunications services business in any of the basic trading areas in which we have been granted the right to carry on the wireless telecommunications business, he will not solicit our customers for a competitive business and he will not solicit our employees.

        We have entered into an employment agreement with Stebbins B. Chandor, our Executive Vice President Operations and Chief Financial Officer, which agreement is substantially the same as Mr. Yager's agreement except for the compensation package (including options and bonus opportunities), job duties and the amount of certain post-change in control termination benefits in the event of a covered termination (1.5 times salary and 18 months of benefits). Mr. Chandor's annual base salary is $250,000 and as of the effective date we have granted him a total of 137,500 stock options which have an exercise price of $10.27 per share. No compensation expense will be recorded for the option grant as the exercise price was equal to the fair market value of the stock on the grant date as determined by reference to the valuation prepared in connection with the Reorganization.

        We have also entered into employment agreements with Mr. John (Sonny) J. Peterman, Mr. Craig Kinley and Ms. Patricia Greteman, as our Senior Vice President of Sales, Vice President of Engineering and Network Operations and Vice President and Controller, respectively. These agreements are substantially the same as the agreement with Mr. Chandor, except for the compensation package (including options and bonus opportunities), job duties and the amount of certain post-change in control termination benefits in the event of a covered termination (1 times salary and 12 months of benefits). Mr. Peterman's annual base salary is $195,000 and we granted him a total of 50,000 stock options which have an exercise price of $19.00 per share. Mr. Kinley's annual base salary is $132,000 and as of the effective date we have granted him a total of 40,000 stock options which have an exercise price of $10.27 per share. Ms. Greteman's annual base salary is $122,000 and as of the effective date we have granted her a total of 40,000 stock options which have an exercise price of $10.27 per share. No compensation expense will be recorded for the option grants as the exercise price was equal to the fair market value of the stock on the grant date, which for Mr. Kinley and Ms. Gretman was determined by reference to the valuation prepared in connection with the Reorganization.

        2004 Long-Term Incentive Plan.    As of the effective date of our Plan of Reorganization, we adopted the 2004 Long-Term Incentive Plan, or the 2004 Plan. Under the 2004 Plan, we may grant stock options, stock appreciation rights, full value awards and cash-based incentive awards to our employees, consultants and directors. The total number of shares of our common stock that we may award under the 2004 Plan is 1,000,000 shares. The number of shares and the price at which shares of stock may be purchased under the 2004 Plan may be adjusted under certain circumstances, such as in the event of a corporate restructuring. The maximum number of shares of stock that may be delivered to participants under the Plan shall be 1,000,000. Up to 500,000 shares may be issued in conjunction with awards other than options and SARs. No one individual may be granted options or SARs covering more than 500,000 shares in any one calendar year. No one individual may receive stock unit awards, intended to be performance-based compensation, covering more than 300,000 shares in any one calendar year. No one individual may receive a cash incentive award, intended to be performance-based compensation, in excess of $200,000 per month for any performance period.

        Our compensation committee will administer our 2004 Plan. The 2004 Plan essentially gives the compensation committee sole discretion and authority to select those persons to whom awards will be made, to designate the number of shares covered by each award, to establish vesting schedules and terms of each award, to specify all other terms of awards, and to interpret the 2004 Plan.

        Stock appreciation rights may be granted in connection with options, or may be granted as free-standing awards. Exercise of an option will result in the corresponding surrender of the attached stock appreciation right. At a minimum, the exercise price of an incentive stock option must be at least equal to the fair market value of a share of common stock on the date on which the option is granted.

        Options and stock appreciation rights will be exercisable in accordance with the terms set by the compensation committee when granted and will expire on the date determined by the compensation committee. All options and stock appreciation rights must expire no later than ten years after they are granted under our plan. If a stock appreciation right is issued in connection with an option, the stock appreciation right will expire when the related option expires. Special rules and limitations apply to stock options which are intended to be incentive stock options.

        Under our 2004 Plan, our compensation committee may grant common stock or stock units to participants. During the period that a stock award or stock unit award is subject to restrictions or limitations, the participants may receive dividend rights, relating to the underlying shares.

        The compensation committee may award participants cash incentive awards which entitle the participant to receive payment in cash or shares at the end of a performance period to the extent provided under the award. Our compensation committee establishes the performance measures and periods with respect to such awards.

        Subject to the specific terms of any outstanding award, in the event of a change in control of our company, all options and SARs which are held at the time of the change in control will become immediately vested and exercisable and all stock awards and cash incentive awards shall be fully earned and vested. The term "change in control" is defined in the 2004 Plan, generally, as the occurrence of any of the following events:

  •
  the direct or indirect sale, other disposition (other than by way of merger or consolidation) of all or substantially all of the assets of us to any person other than a "permitted holder";

  •
  the adoption of a plan relating to the liquidation or dissolution of us;

  •
  the consummation of any transaction the result of which is that any person, other than a permitted holder, becomes the beneficial owner, directly or indirectly, of more than 50% of the voting stock of us; or

  •
  the first day on which a majority of the members of the Board of Directors are not continuing directors (as defined in the plan).

  •
  A "permitted holder" is defined as The Blackstone Group, The TCW Group and American International Group, Inc. and their respective affiliates (other than their respective portfolio companies).

Employment Agreements Prior to AirGate Merger.

        Yager Employment Agreement.    As of the effective time of our acquisition by AirGate on November 30, 2001, Mr. Yager's employment with us terminated and he received a severance payment from us in the amount of $1,094,535 in accordance with the terms of his employment agreement. As a result of the acquisition, stock options under our 2000 Long-Term Incentive Stock Plan became exercisable for 31,874 shares of AirGate common stock at a weighted average exercise price of $159.25 per share. Mr. Yager was entitled to an annual consulting fee of $400,000 during the period beginning on the date of his termination of employment and ending on December 31, 2004. In connection with entering into the YMS Restructuring Management Services Agreement discussed above, Mr. Yager agreed to forego his consulting fee for the period following the effective date of the YMS Restructuring Management Services Agreement.

        Chandor and Greteman Employment Agreements.    Prior to the AirGate merger, Mr. Chandor, our then Senior Vice President and Chief Financial Officer, had an employment agreement which was substantially the same as Mr. Yager's employment agreement except for the compensation package (including options and bonus opportunities), job duties and the duration (12 months) of post-termination health benefits in the event of a covered termination. Mr. Chandor's annual base salary was $175,000 and he was granted a total of 250,000 stock options which had an exercise price of $5.50 per share. Mr. Chandor's employment terminated in connection with our acquisition by AirGate and he received a severance payment. Ms. Greteman's employment agreement was substantially the same as our agreement with Mr. Chandor except for the compensation package (including options and bonus opportunities) and job duties. Ms. Greteman's annual base salary was $100,000 and she was granted a total of 30,000 stock options which had an exercise price of $5.50 per share. In addition, Ms. Greteman's agreement provided for the payment of severance benefits in the event that Ms. Greteman terminated employment because her job duties were required to be performed more than 50 miles from Geneseo, Illinois.

PRINCIPAL STOCKHOLDERS

        The following table presents information regarding the beneficial ownership of common stock as of September 7, 2004 with respect to: (i) each person who, to our knowledge, is the beneficial owner of 5% or more of outstanding common stock; (ii) each of our directors; (iii) our President and Chief Executive Officer; (iv) each of the other Named Executive Officers; and (v) all executive officers and directors as a group.

Name and Address (1)	Number of Shares Beneficially Owned (2)	Percentage of Ownership
AIG Global Investment Corp. (3)	2,623,535	30.1%
Silver Point Capital, L.P. (4)	2,208,702	25.3%
Ramius Capital Group, LLC (5)	854,898	9.8%
Timothy M. Yager (6)	175,000	2.0%
Timothy C. Babich (7)	—	—
Donald L. Bell	—	—
Eugene I. Davis	—	—
Eric F. Ensor	—	—
James J. Gaffney	—	—
Kevin M. Roe	—	—
Stebbins B. Chandor, Jr.	—	—
Patricia M. Greteman	—	—
Craig A. Kinley	—	—
All executive officers and directors as a group (11 persons)	175,000	2.0%

(1)
Except as otherwise indicated below, the address for each director and executive officer is 1901 North Roselle Road, Schaumburg, Illinois 60195.

(2)
Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. A person is deemed to be the beneficial owner of any shares of common stock if such person has or shares the right to vote or dispose of such common stock, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table.

(3)
AIG Global Investment Corp. (a subsidiary of American International Group, Inc.) is the investment adviser of AIG Annuity Insurance Company, AIG Life Insurance Company, AIG Retirement Services, Inc., SunAmerica Life Insurance Company and The Variable Annuity Life Insurance Company and is the investment sub-adviser of VALIC Company II Strategic Bond Fund, SunAmerica Income Funds—SunAmerica High Yield Bond Fund, SunAmerica Series Trust—High Yield Bond Portfolio (Polaris), SunAmerica Income Funds—SunAmerica Strategic Bond Fund, and VALIC Company II High Yield Bond Fund. As the investment adviser and investment sub-adviser of the aforementioned entities, AIG Global Investment Corp. has investment discretion over securities held by these entities. Of the 2,623,535 shares, 387,553 shares are held by AIG Annuity Insurance Company, 712 shares are held by AIG Life Insurance Company, 170,979 shares are held by AIG Retirement Services, Inc., 777,672 shares are held by SunAmerica Life Insurance Company, 387,553 shares are held by The Variable Annuity Life Insurance Company, 27,071 shares are held by VALIC Company II Strategic Bond Fund, 336,972 shares held by SunAmerica Income Funds—SunAmerica High Yield Bond, 418,187 shares are held by SunAmerica Series Trust—High Yield Bond Portfolio (Polaris), 59,130 shares are held by SunAmerica Income Funds—SunAmerica Strategic Bond Fund, and 57,706 shares are held by VALIC Company II High Yield Bond Fund. The Global Investment Committee of AIG Global Investment Corp., each member of which is described in AIG Global Investment Corp.'s form ADV last filed with the Securities and Exchange Commission as of June 14, 2004, has the power to vote and dispose of the securities owned by the aforementioned entities. AIG Global Investment Corp. is headquartered at 70 Pine Street, New York, New York, 10270. AIG Global Investment Corp. and the members of its Global Investment Committee disclaim beneficial ownership of these securities.

(4)
Silver Point Capital Offshore Fund, Ltd.; Silver Point Capital Fund, L.P.; and SPCP Group, L.L.C. are each affiliates of Silver Point Capital, L.P. Of the 2,208,702 shares, 1,386,474 shares are held by Silver Point Capital Offshore Fund, Ltd., 814,290 shares are held by Silver Point Capital Fund, L.P. and 7,938 shares are held by SPCP Group, L.L.C. Silver Point Capital, L.P. is headquartered at 600 Steamboat Road, Greenwich, Connecticut 06830.

(5)
As reflected on a Schedule 13G filed on August 20, 2004 by Ramius Capital Group, LLC and its affiliates as members of a group. Of the 854,898 shares, 763,424 are held by RCG Carpathia Master Fund, Ltd. and 91,474 are held by SPhinX Distressed (RCG Carpathia), Segregated Portfolio. Ramius Capital Group, LLC and its affiliates are headquartered at 666 Third Avenue, 26th Floor, New York, New York 10017.

(6)
Includes 125,000 shares of common stock issuable upon the exercise of outstanding stock unit awards exercisable within 60 days.

(7)
Mr. Babich is a Portfolio Manager with Silver Point Capital, L.P. His business address is 600 Steamboat Road, Greenwich, Connecticut 06830. Mr. Babich disclaims beneficial ownership of the securities held by Silver Point Capital, L.P.

RELATED PARTY TRANSACTIONS

Relationship with AirGate

        We were owned by AirGate PCS, Inc. from November 30, 2001 until October 17, 2003 when AirGate irrevocably transferred for no consideration all of our common stock which it owned into a liquidating trust organized under Delaware law for the sole benefit of AirGate's stockholders on that date. Upon the effective date of the Plan of Reorganization, our common stock held by the liquidating trust was cancelled and the trust terminated by its terms. While we were owned by AirGate, we engaged in certain transactions with AirGate and other relationships existed between us, including the following:

  •
  our president and chief executive officer, Mr. Yager, served on AirGate's board of directors from November 30, 2001 until December 2002; and

  •
  AirGate Service Company, Inc., a wholly owned subsidiary of AirGate, provided management services to us and AirGate from November 30, 2001 until September 30, 2003. We began terminating services provided by AirGate Service Company to us in February 2003, and we terminated all AirGate Service Company services as of September 30, 2003. AirGate Service Company expenses were allocated between us and AirGate based on our respective percentage of subscribers (the "AirGate Service Company Allocation"), which was approximately 39% to us and 61% to AirGate. Expenses that related primarily to one company were allocated to that company. Expenses that related to AirGate Service Company or both companies, such as rents associated with the Atlanta, Georgia and Geneseo, Illinois offices, consulting costs incurred for AirGate Service Company and other expenses related to AirGate Service Company management services, were allocated in accordance with the AirGate Service Company Allocation. For the years ended September 30, 2003 and 2002, we incurred a net total of $3.0 million and $1.7 million, respectively, for AirGate Service Company expenses allocated to us.

        In addition to the foregoing, there were other transactions in the normal course of business between us and AirGate. These transactions were comprised of roaming revenue and expenses, inventory sales and purchases and sales of network operating equipment as further described below. In the normal course of business under our and AirGate's respective affiliation agreements with Sprint PCS, our subscribers incur minutes of use in AirGate's territory causing us to incur roaming expense to Sprint PCS. In addition, AirGate's subscribers incur minutes of use in our territory for which AirGate receives roaming revenue from Sprint PCS. We received $0.4 million of roaming revenue with respect to use by AirGate subscribers of our network and incurred $0.6 million of roaming expense with respect to use by our subscribers of AirGate's network for the period from October 1, 2002, through February 23, 2003, compared to $0.4 million of roaming revenue and $0.4 million of roaming expense for the year ended September 30, 2002. The reciprocal roaming rate charged and other terms are established by Sprint PCS under our and AirGate's respective affiliation agreements with Sprint PCS.

        In order to make the most efficient use of certain models of handset inventories in relation to regional demand for the year ended September 30, 2003, we sold to AirGate approximately $0.3 million of wireless handset inventories at cost. During the year ended September 30, 2002, we purchased from AirGate approximately $0.1 million of wireless handset inventories. Additionally, we sold to AirGate approximately $0.2 million of wireless handset inventory. At September 30, 2003 and 2002, we were not carrying any wireless handset inventory purchased from AirGate.

        During the year ended September 30, 2002, we bought from AirGate approximately $0.2 million of network operating equipment, and we sold AirGate approximately $0.7 million of network operating equipment.

        We believe the terms and conditions of each of the transactions described above are comparable to those that could have been obtained in transactions with unaffiliated entities.

        With the exception of normal course of business dealings under our and AirGate's respective affiliation agreements with Sprint PCS, we no longer maintain any relationship with AirGate.

New Notes Registration Rights Agreement

        In connection with the offering of the old notes, we entered into a registration rights agreement with iPCS Wireless, Inc. and iPCS Equipment, Inc. (the "Guarantors") and the initial purchasers, dated as of April 30, 2004. The following is a summary of the material terms of that registration rights agreement:

        Pursuant to the registration rights agreement, we and the Guarantors agreed to file this exchange offer registration statement with respect to the old notes. Upon the effectiveness of this exchange offer registration statement, we and the Guarantors will offer to the holders of the old notes, pursuant to the exchange offer (as defined in the registration rights agreement), who are able to make certain representations, the opportunity to exchange their old notes for new notes.

        The registration rights agreement also provides that we and the Guarantors may be required to file with the SEC a shelf registration statement (as defined in the registration rights agreement) to cover resales of the old notes by the holders of the old notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. The registration obligation is triggered if (1) we and the Guarantors (a) are not required to file the exchange offer registration statement, (b) are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy, or (c) have not consummated the exchange offer by the 31st day after the later to occur of (i) 210 days after the closing of the offering of the old notes and (ii) 135 days after the confirmation of the Plan of Reorganization; or (2) any holder of the transfer restricted securities (as defined in the registration rights agreement) notifies us prior to the 20th business day following consummation of the exchange offer that (a) it is prohibited by law or SEC policy from participating in the exchange offer, (b) it may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales, or (c) it is a broker-dealer and owns notes acquired directly from us or an affiliate of us.

        AIG Global Investment Corp. has preliminarily advised us that its affiliates hold approximately $49.9 million of the old notes.

        If obligated to file the shelf registration statement, we and the Guarantors are required to use all commercially reasonable efforts to file the shelf registration statement with the SEC on or prior to 30 days after such filing obligation arises and to cause the shelf registration to be declared effective by the SEC on or prior to 90 days after such obligation arises.

Common Stock Registration Rights Agreement

        Section 1145(a)(1) of the Bankruptcy Code exempted the offer of our common stock from the registration requirements of the Securities Act. Section 1145(a)(1) exempts the offer or sale of securities pursuant to a plan of reorganization from the registration requirements of the Securities Act and from registration under state securities laws if the following conditions are satisfied: (1) the securities are issued by a company (a "debtor" under the Bankruptcy Code), or its affiliates or successors, under a plan of reorganization; (2) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against the debtor; and (3) the securities are issued in exchange for the recipients' claim against or interest in the debtor, or principally in such exchange and partly for cash or property. In general, offers and sales of securities made in reliance on the exemption afforded under section 1145(a)(1) of the Bankruptcy Code are deemed to be made in a public offering, so that the recipients thereof, other than underwriters, are free to resell such securities without registration under the Securities Act. In addition, such securities generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of the several states.

        The exemption from the registration requirements of the Securities Act for resales provided by section 1145(a) is not available to a recipient of post-bankruptcy common stock if such individual or entity is deemed to be an "underwriter" with respect to such common stock, as that term is defined in section 1145(b) of the Bankruptcy Code. Section 1145(b) of the Bankruptcy Code defines the term "underwriter" as one who (1) purchases a claim with a view toward distribution of any security to be received in exchange for the claim, (2) offers to sell securities issued under a plan for the holders of such securities, (3) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view toward distribution, or (4) is a control person of the issuer of the securities.

        Accordingly, as required by the Plan of Reorganization, we entered into a registration rights agreement with the following holders of our newly issued common stock who may be deemed to be "underwriters" with respect to such stock: certain affiliates of AIG Global Investment Corp. and Silver Point Capital, L.P., and Mr. Yager. Mr. Timothy Babich, who become one of our directors upon consummation of our Reorganization, is a Portfolio Manager with Silver Point Capital, L.P. The following summary of our common stock registration rights agreement describes some of the more important provisions therein:

        Pursuant to the common stock registration rights agreement, we agreed to prepare and file, prior to the date that is 20 days after the Effective Date, a shelf registration statement covering the resale of our common stock held by our affiliated holders. Subject to our suspension right discussed below, we agreed to use our commercially reasonable efforts to maintain the effectiveness of a shelf registration statement continuously until the earliest to occur of (i) the second anniversary of the date the shelf registration statement is declared effective and (ii) such date as all of the shares of common stock included on the shelf registration statement may be sold or transferred without registration on such registration statement. We have the right (exercisable on not more than one occasion in any 12-month period) to postpone or suspend the filing or effectiveness of a shelf registration statement (but not for a period exceeding 30 days in the aggregate in any 12-month period) if we determine that such registration and offering would reasonably be expected to interfere with certain significant transactions or events, or would require public disclosure of any such transaction or event prior to the time such disclosure might otherwise be required.

        At any time after the expiration of the effectiveness of the shelf registration statement, any of the parties to the registration rights agreement (other than Mr. Yager) may make a request for registration of their common stock having a minimum value of $15 million. All holders of common stock will be entitled to participate in any such demand registration on a pro rata basis and the holders making the demand shall have a priority over any shares sought to be sold in any such registration. AIG and its transferees shall be entitled to request, in the aggregate, two demand registrations, and Silver Point and its transferees shall be entitled to request, in the aggregate, two demand registrations. No more than two requests for a demand registration shall be permitted in any 12-month period, and we will not be required to effect a demand registration until a period of 180 days shall have elapsed from the date on which the distribution of common stock under any previous demand registration has been completed.

        We have the right to postpone a demand registration if we are advised that such demand registration would adversely affect any other public offering of our securities (other than in connection with employee benefit and similar plans) for which we had previously commenced preparations, or if such demand registration would reasonably be expected to interfere with certain significant transactions or events, or require public disclosure of such a transaction or event prior to the time such disclosure might otherwise be required. With respect to any underwritten demand registration, we shall have the right, in consultation with the selling holders, to select any investment banker and manager or co-managers to administer the offering.

        Additionally, the holders of common stock who are party to the registration rights agreement shall be entitled to piggyback onto any registration by us of our common stock (other than on Form S-4 or S-8) for our own account or for the account of any other holders. We will have priority in any registration we have initiated for our own account. Any cutback required with respect to the holders shall be done on a pro rata basis.

        In connection with any underwritten registration of our common stock pursuant to the registration rights agreement, we will agree, as will each holder who participates in such registration, not to sell any iPCS equity securities during such period as the managing underwriter may request (not to exceed ninety (90) days from the date of the final prospectus).

        We will pay all customary costs and expenses associated with each registration, including for each registration statement prepared, the reasonable fees and expenses of one counsel for the holders. Holders of our common stock will pay underwriting discounts, commissions and applicable transfer taxes, if any, on any shares sold by them.

        Our obligation under the registration rights agreement to register common stock for sale under the Securities Act shall terminate on the earliest to occur of the date on which all shares of common stock held by the holders party to such agreement (a) have been distributed to the public pursuant to an offering registered under the Securities Act, (b) have been sold to the public through a broker, dealer or market-maker in compliance with Rule 144 under the Securities Act, (c) may be sold or transferred pursuant to Rule 144(k) under the Securities Act without restrictions or (d) cease to be outstanding.

        Each holder of common stock who is a party to the registration rights agreement may assign its rights under the registration rights agreement to a third party in connection with a transfer of such holder's common stock to such third party, and provided that we receive prompt notice of such transfer and such third party becomes a party to the registration rights agreement.

DESCRIPTION OF NEW NOTES

        The old notes were, and the new notes will be, issued as a single series of securities under the indenture, dated as of April 30, 2004, among iPCS Escrow Company, iPCS, Inc., and iPCS Wireless, Inc. and iPCS Equipment, Inc. as guarantors, and U.S. Bank National Association, as trustee. The form and terms of the new notes are substantially identical to the form and terms of the old notes, except that the new notes:

  •
  will be registered under the Securities Act; and
  •
  will not bear any legends restricting transfer.

        The new notes will be issued solely in exchange for an equal principal amount of old notes. As of the date of this prospectus, $165.0 million aggregate principal amount of old notes is outstanding.

        In the following description:

  •
  "new notes" refers to the registered notes being offered by this prospectus;
  •
  "old notes" refers to your old notes that may be exchanged for new notes in the exchange offer;
  •
  "notes" refers collectively to the new notes and the old notes; and
  •
  "iPCS, Inc." refers only to iPCS, Inc. and not to any of its Subsidiaries.

        The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement have been filed with the SEC as exhibits to the registration statement and are available as set forth below under "—Additional Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture.

        The registered holder of a new note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the New Notes and the Guarantees

  The New Notes

        The new notes:

  •
  will be general unsecured obligations of the Company;

  •
  will rank pari passu in right of payment with all existing and future unsecured senior Indebtedness of the Company;

  •
  will rank senior in right of payment to all future subordinated Indebtedness of the Company; and

  •
  will be unconditionally guaranteed by the Guarantors.

However, the new notes will be effectively subordinated to all secured indebtedness of the Company to the extent of the assets securing such indebtedness, and to any indebtedness of subsidiaries of the Company that do not guarantee the new notes. See "Risk Factors—Risks Related to Our Business, Strategy and Operations—Our substantial leverage could adversely affect our financial health."

        In connection with the Reorganization, the Merger has been consummated and the Merger Date was July 20, 2004. All of iPCS, Inc.'s operations are conducted through its subsidiaries. Therefore, the Company's ability to service its debt from and after the Merger Date, including the notes, is dependent upon the earnings of its subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to the Company. Certain laws restrict the ability of the Company's subsidiaries to pay dividends or make distributions to it. In addition, any future credit facilities may place restrictions on the ability of the Restricted Subsidiaries to make distributions to the Company. Furthermore, under certain circumstances, bankruptcy "fraudulent conveyance" laws or other similar laws could invalidate the Guarantees. If this were to occur, the Company would also be unable to use the earnings of the Guarantors to the extent they face restrictions on distributing funds to the Company. Any of the situations described above could make it more difficult for the Company to service its debt.

  The Guarantees

        The new notes will be guaranteed by each of the Company's domestic Restricted Subsidiaries.

        The Guarantees:

  •
  will be general unsecured senior obligations of each Guarantor;

  •
  will rank pari passu in right of payment with all existing and future unsecured senior Indebtedness of each Guarantor; and

  •
  will rank senior in right of payment to all future subordinated Indebtedness of each Guarantor.

        From and on the Merger Date, all of the Company's subsidiaries are "Restricted Subsidiaries." However, under the circumstances described below under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the new notes.

Principal, Maturity and Interest

        The Company will issue $165.0 million in aggregate principal amount of new notes in this offering. The Company may issue additional notes under the indenture from time to time after this offering. Any issuance of additional notes is subject to compliance with all of the covenants in the indenture, including the covenant described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue new notes in denominations of $1,000 and integral multiples of $1,000. The new notes will mature on May 1, 2012.

        Interest on the new notes will accrue at the rate of 11 1/2% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2004. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the new notes. The Company will make each interest payment to the holders of record on the immediately preceding April 15 and October 15.

        Interest on the new notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a holder of new notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Liquidated Damages, if any, on that holder's notes in accordance with those instructions. All other payments on the new notes will be made at the office or agency of the paying agent and registrar unless the Company elects to make interest payments by check mailed to the holders of the new notes at their address set forth in the register of holders.

Paying Agent and Registrar for the New Notes

        The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the new notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange new notes in accordance with the provisions of the indenture and applicable securities laws. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of new notes. Holders will be required to pay all taxes due on transfer. The Company will not be required to transfer or exchange any note selected for redemption. Also, the Company will not be required to transfer or exchange any note for a period of 15 days before a selection of new notes to be redeemed.

Guarantees

        From and on the Merger Date, the new notes will be guaranteed by all of the Company's domestic Restricted Subsidiaries. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Risks Related to the New Notes—Federal and state statutes may allow courts, under specific circumstances, to void the guarantees of the new notes by our subsidiaries, and thus you may not have the right to receive any money pursuant to the guarantees."

        A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1)
immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)
either:

(a)
the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b)
the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

        The Guarantee of a Guarantor will be released:

(1)
in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture;

(2)
in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture;

(3)
if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4)
upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge."

See "—Repurchase at the Option of Holders—Asset Sales."

Optional Redemption

        At any time prior to May 1, 2007, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of new notes issued under the indenture at a redemption price of 111.500% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, subject to the right of holders of new notes on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of a sale of Equity Interests (other than Disqualified Stock) of the Company or a contribution to the Company's common equity capital; provided that:

(1)
at least 65% of the aggregate principal amount of new notes originally issued under the indenture (excluding new notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)
the redemption occurs within 45 days of the date of the closing of such sale of Equity Interests or contribution.

        Except pursuant to the preceding paragraph, the new notes will not be redeemable at the Company's option prior to May 1, 2008.

        On or after May 1, 2008, the Company may redeem all or a part of the new notes issued under the indenture upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the new notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below, subject to the rights of holders of new notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2008	105.750%
2009	102.875%
2010 and thereafter	100.000%

        Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the new notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

        Except with respect to a Special Mandatory Redemption, the Company is not required to make mandatory redemption or sinking fund payments with respect to the new notes.

Repurchase at the Option of Holders

  Change of Control

        If a Change of Control occurs, each holder of new notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's new notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of new notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the new notes repurchased to the date of purchase, subject to the rights of holders of new notes on the relevant record date to receive interest due on the relevant interest payment date. Within ten days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase new notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the new notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

        On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)
accept for payment all new notes or portions of new notes properly tendered pursuant to the Change of Control Offer;

(2)
deposit with the paying agent an amount equal to the Change of Control Payment in respect of all new notes or portions of new notes properly tendered; and

(3)
deliver or cause to be delivered to the trustee the new notes properly accepted together with an officers' certificate stating the aggregate principal amount of new notes or portions of new notes being purchased by the Company.

        The paying agent will promptly mail to each holder of new notes properly tendered the Change of Control Payment for such new notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the new notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the new notes to require that the Company repurchase or redeem the new notes in the event of a takeover, recapitalization or similar transaction.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all new notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption "—Optional Redemption," unless and until there is a default in payment of the applicable redemption price.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of new notes to require the Company to repurchase its new notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

        The Company's ability to pay cash to the holders of new notes upon a Change of Control may be limited by the Company's then existing financial resources. See "Risk Factors—Risks Related to the New Notes Offered Hereby—Our ability to purchase the new notes upon a change of control may be limited."

  Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)
the Company or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)
at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)
any liabilities, as shown on the Company's most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the new notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability;

(b)
any securities, new notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(c)
any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

        Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company or the applicable Restricted Subsidiary, as the case may be, may apply such Net Proceeds:

(1)
to repay Indebtedness incurred pursuant to clause (1) of the definition of "Permitted Debt" (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly permanently reduce commitments with respect thereto);

(2)
to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3)
to make a capital expenditure; or

(4)
to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

        Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, within 30 days thereof, the Company will make an Asset Sale Offer to all holders of new notes and all holders of other Indebtedness that is pari passu with the new notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of new notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of new notes plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, which price will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the

Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of new notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the new notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of new notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Selection and Notice

        If less than all of the new notes are to be redeemed at any time, the trustee will select new notes for redemption pro rata, by lot or by such other method as the trustee shall deem fair and appropriate, unless otherwise required by law or applicable stock exchange requirements.

        No new notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of new notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the new notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of new notes upon cancellation of the original note. New notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on new notes or portions of new notes called for redemption.

Certain Covenants

  Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)
declare or pay any dividend or make any other payment or distribution on account of the Company's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company;

(2)
purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3)
make any payment on or with respect to, or purchase, redeem, defease, prepay or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the new notes or to any Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4)
make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

        unless, at the time of and after giving effect to such Restricted Payment:

(1)
no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)
the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

(3)
such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (1) - (3), (5) and (6) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)
100% of the Consolidated Cash Flow of the Company for the period (taken as one accounting period) from July 1, 2004 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment less the product of 1.5 times the Company's Consolidated Interest Expense for the same period; plus

(b)
100% of the aggregate net cash proceeds received by the Company since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus

(c)
to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(d)
to the extent that any Unrestricted Subsidiary of the Company designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the Fair Market Value of the Company's Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the indenture; plus

(e)
50% of any dividends received by the Company or a Restricted Subsidiary of the Company that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in the Consolidated Net Income of the Company for such period.

        The preceding provisions will not prohibit:

(1)
the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of the indenture;

(2)
the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3)
the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the new notes or to any Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)
the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders' agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $500,000 in any twelve-month period;

(5)
the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(6)
the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary of the Company issued on or after the date of the indenture in accordance with the Debt to Cash Flow Ratio test described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

(7)
additional Restricted Payments in an aggregate amount not to exceed $25.0 million.

        The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $5.0 million.

  Incurrence of Indebtedness and Issuance of Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness, and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness or issue Disqualified Stock, and the Company's Restricted Subsidiaries that are Guarantors may incur Indebtedness or issue preferred stock, if, after giving pro forma effect thereto (including a pro forma application of the net proceeds therefrom), the Company's Debt to Cash Flow Ratio immediately preceding the incurrence of such additional Indebtedness or the issuance of such Disqualified Stock or preferred stock, as the case may be, would have been no greater than 7.0 to 1.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

(1)
the incurrence by the Company and any of its Restricted Subsidiaries of additional Indebtedness and letters of credit in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder), including all Permitted Refinancing Indebtedness incurred to extend, renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (1), not to exceed the greater of (a) 1.5 times the Company's Consolidated Cash Flow for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred and (b) $45.0 million;

(2)
the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3)
the incurrence by the Company and the Guarantors of Indebtedness represented by the new notes and the related Guarantees to be issued on the date of the indenture, and the exchange new notes and the related Guarantees to be issued pursuant to the registration rights agreement;

(4)
the incurrence by the Company or any of the Guarantors of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to extend, renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $10.0 million at any time outstanding;

(5)
the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2), (3), (5) or (12) of this paragraph;

(6)
the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (a) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (b) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)
the issuance by any of the Company's Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)
any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b)
any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)
the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9)
the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the new notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10)
the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers' compensation claims, self-insurance obligations, bankers' acceptances, performance and surety bonds in the ordinary course of business;

(11)
the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days; and

(12)
Acquired Debt incurred at the time a Sprint PCS Affiliate is merged with or into or becomes a subsidiary of or transfers all or substantially all of its assets to the Company or a Guarantor on or prior to December 31, 2005, but only to the extent that immediately after giving effect to the incurrence of such Indebtedness (a) the Company's Debt to Cash Flow Ratio would have been no greater than 7.75 to 1.0; and (b) the Company's Debt to Cash Flow Ratio immediately following such incurrence would decrease as compared to the Company's Debt to Cash Flow Ratio immediately prior to such incurrence.

        The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the new notes and the applicable Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Consolidated Interest Expense of the Company as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

        The amount of any Indebtedness outstanding as of any date will be:

(1)
the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)
the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)
in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)
the Fair Market Value of such assets at the date of determination; and

(b)
the amount of the Indebtedness of the other Person.

  Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens and Liens existing under the Escrow Agreement.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)
pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2)
make loans or advances or to pay any indebtedness or other obligation of the Company or any of its Restricted Subsidiaries; or

(3)
sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)
agreements or instruments governing Indebtedness incurred pursuant to clause (1) of the definition of "Permitted Debt" so long as either (a) the encumbrances and restrictions contained therein do not impair the ability of any Restricted Subsidiary of the Company to pay dividends or make any other distributions or payments directly or indirectly to the Company in an amount sufficient to permit the Company to pay the principal of, or interest and premium and Liquidated Damages, if any, on, the new notes, or (b) the encumbrances or restrictions contained therein are no more restrictive, taken as a whole, than those contained in the new notes and the indenture;

(2)
the indenture, the new notes and the Guarantees;

(3)
applicable law, rule, regulation or order;

(4)
any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)
customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(6)
purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)
any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8)
Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)
Liens permitted to be incurred under the provisions of the covenant described above under the caption "—Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)
provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Company's Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

(11)
restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

  Merger, Consolidation or Sale of Assets

        The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)
either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)
the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the new notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)
immediately after such transaction, no Default or Event of Default exists; and

(4)
the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made, would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (a) has a Debt to Cash Flow Ratio no higher than the Company's Debt to Cash Flow Ratio immediately prior to such transaction or (b) would be permitted to incur at least $1.00 of additional indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock."

        In addition, the Company will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

        This "Merger, Consolidation or Sale of Assets" covenant will not apply to:

(1)
a merger of iPCS Escrow Company and iPCS, Inc.;

(2)
a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction; or

(3)
any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Restricted Subsidiaries.

  Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an "Affiliate Transaction"), unless:

(1)
the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2)
the Company delivers to the trustee:

(a)
with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors of the Company set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b)
with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)
any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)
transactions between or among the Company and/or its Restricted Subsidiaries;

(3)
payment of reasonable directors' fees to Persons who are not otherwise Affiliates of the Company;

(4)
any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

(5)
Restricted Payments that do not violate the provisions of the indenture described above under the caption "—Restricted Payments;" and

(6)
the merger on the Merger Date of iPCS Escrow Company and the Company and transactions reasonably related or ancillary thereto as contemplated by the Reorganization.

  Business Activities

        Prior to the Merger Date, iPCS Escrow Company will not engage in any activity other than as necessary to perform its obligations under the indenture and the Escrow Agreement.

        The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

  Additional Guarantees

        If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the date of the indenture, then that newly acquired or created Domestic Restricted Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided that any Domestic Restricted Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

  Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption "—Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

        Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

  Payments for Consent

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of new notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the new notes unless such consideration is offered to be paid and is paid to all holders of the new notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

        Whether or not required by the rules and regulations of the SEC, so long as any new notes are outstanding, the Company will furnish to the holders of new notes or cause the trustee to furnish to the holders of new notes, within the time periods specified in the SEC's rules and regulations:

(1)
all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

(2)
all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

        All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company's consolidated financial statements by the Company's certified independent accountants. In addition, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

        Notwithstanding the foregoing, prior to and ending with the initial filing by the Company of the Exchange Offer Registration Statement (as defined in the Registration Rights Agreement), the Company will, if such financial information is not generally available on the Internet free of charge, cause the trustee to furnish to the holders of the new notes, (i) within 60 days of the end of each quarter beginning no earlier than the quarter ended June 30, 2004, substantially the same financial information that would be required to be contained in a Form 10-Q, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and (ii) within 90 days of the end of the fiscal year, substantially the same financial information that would be required to be contained in a Form 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and a report on the Company's consolidated financial statements by the Company's certified independent accountants.

        If, at any time, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company's filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

        If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted

Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

        In addition, the Company and the Guarantors agree that, for so long as any new notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of new notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

        Each of the following is an "Event of Default":

(1)
default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the new notes;

(2)
default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the new notes;

(3)
failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales," "—Certain Covenants—Restricted Payments," "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" or "—Certain Covenants—Merger, Consolidation or Sale of Assets;"

(4)
failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the new notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5)
default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)
is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

(b)
results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $7.5 million or more;

(6)
failure of the Escrow Agreement, at any time to be in full force and effect (unless the Escrow Property is released by the Escrow Agent in accordance with the terms of the Escrow Agreement) or any contest by the Company or any of its Subsidiaries of the validity or enforceability of the Escrow Agreement;

(7)
failure by iPCS Escrow Company to redeem the new notes pursuant to the provisions described under the caption "—Escrow of Proceeds; Special Mandatory Redemption;"

(8)
failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $7.5 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(9)
except as permitted by the indenture, any Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Guarantee; and

(10)
other than as contemplated by the Reorganization, certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding new notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding new notes may declare all the new notes to be due and payable immediately.

        Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding new notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the new notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

        Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of new notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the new notes unless:

(1)
such holder has previously given the trustee notice that an Event of Default is continuing;

(2)
holders of at least 25% in aggregate principal amount of the then outstanding new notes have requested that the trustee pursue the remedy;

(3)
such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)
the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)
holders of a majority in aggregate principal amount of the then outstanding new notes have not given the trustee a direction inconsistent with such request within such 60-day period.

        The holders of a majority in aggregate principal amount of the then outstanding new notes by notice to the trustee may, on behalf of the holders of all of the new notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the new notes.

        In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the new notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the new notes. If an Event of Default occurs prior to May 1, 2008, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the new notes prior to May 1, 2008, then an additional premium specified in the indenture will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the new notes.

        The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the new notes, the indenture or the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of new notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the new notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers' certificate, elect to have all of its obligations discharged with respect to the outstanding new notes and all obligations of the Guarantors discharged with respect to their Guarantees ("Legal Defeasance") except for:

(1)
the rights of holders of outstanding new notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on, such new notes when such payments are due from the trust referred to below;

(2)
the Company's obligations with respect to the new notes concerning issuing temporary new notes, registration of new notes, mutilated, destroyed, lost or stolen new notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)
the rights, powers, trusts, duties and immunities of the trustee, and the Company's and the Guarantors' obligations in connection therewith; and

(4)
the Legal Defeasance and Covenant Defeasance provisions of the indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the new notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the new notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)
the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the new notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on, the outstanding new notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the new notes are being defeased to such stated date for payment or to a particular redemption date;

(2)
in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding new notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)
in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding new notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)
no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(5)
such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)
the Company must deliver to the trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of new notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7)
the Company must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

        Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all new notes not theretofore delivered to the trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Company.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the indenture, the new notes and the Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the new notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, new notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the new notes or the Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding new notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, new notes).

        Without the consent of each holder of new notes affected, an amendment, supplement or waiver may not (with respect to any new notes held by a non-consenting holder):

(1)
reduce the principal amount of new notes whose holders must consent to an amendment, supplement or waiver;

(2)
reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the new notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

(3)
reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)
waive a Default or Event of Default in the payment of principal of or interest or premium or Liquidated Damages, if any, on, the new notes (except a rescission of acceleration of the new notes by the holders of at least a majority in aggregate principal amount of the then outstanding new notes and a waiver of the payment default that resulted from such acceleration);

(5)
make any note payable in money other than that stated in the new notes;

(6)
make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of new notes to receive payments of principal of or interest or premium or Liquidated Damages, if any, on, the new notes;

(7)
waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders");

(8)
release any Guarantor from any of its obligations under its Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)
make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding, without the consent of any holder of new notes, the Company, the Guarantors and the trustee may amend or supplement the indenture, the new notes and the Guarantees:

(1)
to cure any ambiguity, defect or inconsistency;

(2)
to provide for uncertificated new notes in addition to or in place of certificated new notes;

(3)
to provide for the assumption of the Company's or a Guarantor's obligations under the indenture, the new notes and the Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company's or such Guarantor's assets;

(4)
to make any change that would provide any additional rights or benefits to the holders of new notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)
to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)
to conform the text of the indenture, the new notes or the Guarantees to any provision of this Description of New Notes to the extent that such provision in this Description of New Notes was intended to be a verbatim recitation of a provision of the indenture, the new notes or the Guarantees;

(7)
to provide for the issuance of additional new notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(8)
to allow any Guarantor to execute a supplemental indenture and /or a Guarantee with respect to the new notes.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all new notes issued thereunder, when:

(1)
either:

(a)
all new notes that have been authenticated, except lost, stolen or destroyed new notes that have been replaced or paid and new notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b)
all new notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the new notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)
no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)
the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)
the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the new notes at maturity or on the redemption date, as the case may be.

        In addition, the Company must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined under the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

        The holders of a majority in aggregate principal amount of the then outstanding new notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of new notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

        Except as set forth below, the new notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. New notes will be issued at the closing of this offering only against payment in immediately available funds.

        New Notes initially will be represented by one or more new notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

        Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive new notes in registered certificated form ("Certificated Notes") except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of new notes in certificated form. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

        DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the

Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        Except as described below, owners of interests in the Global Notes will not have new notes registered in their names, will not receive physical delivery of new notes in certificated form and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

        Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the Persons in whose names the new notes, including the Global Notes, are registered as the owners of the new notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

(1)
any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

(2)
any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the new notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of new notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the new notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between the Participants will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised the Company that it will take any action permitted to be taken by a holder of new notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the new notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the new notes, DTC reserves the right to exchange the Global Notes for legended new notes in certificated form, and to distribute such new notes to its Participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for Certificated Notes if:

(1)
DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary;

(2)
the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)
there has occurred and is continuing a Default or Event of Default with respect to the new notes.

        In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

        Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See "Notice to Investors."

Same Day Settlement and Payment

        The Company will make payments in respect of the new notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Company will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder's registered address.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

(1)
Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)
Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "Asset Sale" means:

(1)
the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

(2)
the issuance of Equity Interests in any of the Company's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

        Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)
any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2)
a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3)
an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

(4)
the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5)
the sale or other disposition of cash or Cash Equivalents;

(6)
a Restricted Payment that does not violate the covenant described above under the caption "—Certain Covenants—Restricted Payments" or a Permitted Investment; and

(7)
the sale-leaseback of Company-owned wireless towers.

        "Asset Sale Offer" has the meaning assigned to that term in the indenture governing the new notes.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Board of Directors" means:

(1)
with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)
with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)
with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)
with respect to any other Person, the board or committee of such Person serving a similar function.

        "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

        "Capital Stock" means:

(1)
in the case of a corporation, corporate stock;

(2)
in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)
in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)
any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

        "Cash Equivalents" means:

(1)
United States dollars;

(2)
securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3)
certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

(4)
repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)
commercial paper having one of the two highest ratings obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services and, in each case, maturing within six months after the date of acquisition; and

(6)
money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

        "Change of Control" means the occurrence of any of the following events:

(1)
the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act) other than a Permitted Holder;

(2)
the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)
the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) (other than a Permitted Holder or any entity formed for the purpose of owning the Capital Stock of the Company) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

(4)
the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

        "Change of Control Offer" has the meaning assigned to that term in the indenture governing the new notes.

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)
an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)
provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)
the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, to the extent that such Consolidated Interest Expense was deducted in computing such Consolidated Net Income; plus

(4)
depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5)
for purposes of the definition of Debt to Cash Flow Ratio, nonrecurring fees or expenses made or incurred in connection with the Reorganization; minus

(6)
non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

        Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company will be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

        "Consolidated Indebtedness" means, with respect to any specified Person as of any date of determination, the sum, without duplication, of:

(1)
the total amount of Indebtedness of such Person and its Restricted Subsidiaries; plus

(2)
the total amount of Indebtedness of any other Person, to the extent that such Indebtedness has been Guaranteed by the referent Person or one or more of its Restricted Subsidiaries; plus

(3)
the aggregate liquidation value of all Disqualified Stock of such Person and any of its Restricted Subsidiaries that have Guaranteed the Indebtedness of such Person and all preferred stock of the Restricted Subsidiaries of such Person, in each case, on a consolidated basis and determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)
the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)
the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)
any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)
the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)
the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)
the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)
the cumulative effect of a change in accounting principles will be excluded; and

(4)
notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who:

(1)
was a member of such Board of Directors on the date of the indenture; or

(2)
was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

        "Debt to Cash Flow Ratio" means, with respect to any specified Person as of any date of determination, the ratio of (a) the Consolidated Indebtedness of such Person as of such date to (b) the Consolidated Cash Flow of such Person for the four most recent full fiscal quarters for which internal financial statements are available prior to such date of determination, determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by such Person and its Restricted Subsidiaries from the beginning of such four-quarter period through and including such date of determination (including any related financing transactions) as if such acquisitions and dispositions (and related financing transactions) had occurred at the beginning of such four-quarter period.

        In addition, for purposes of calculating the Debt to Cash Flow Ratio:

(1)
acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the date on which the event for which the calculation of the Debt to Cash Flow Ratio is made (the "Calculation Date") will be given pro forma effect (determined in good faith on a reasonable basis in accordance with Regulation S-X under the Securities Act by a responsible financial or accounting officer of the specified person) as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2)
the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)
any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period; and

(4)
any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the new notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

        "Domestic Restricted Subsidiary" means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries in existence on the date of the indenture, until such amounts are repaid.

        "Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the indenture).

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

        "guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

        "Guarantee" means a guarantee of the new notes by a Guarantor in accordance with the indenture.

        "Guarantor" means each of:

(1)
iPCS Wireless, Inc. and iPCS Equipment, Inc.; and

(2)
any Subsidiary of the Company that executes a Guarantee in accordance with the provisions of the indenture,

and their respective successors and assigns, in each case, until the Guarantee of such Person has been released in accordance with the provisions of the indenture.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

(1)
interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)
other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)
other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

        "Immaterial Subsidiary" means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)
in respect of borrowed money;

(2)
evidenced by bonds, new notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)
in respect of banker's acceptances;

(4)
representing Capital Lease Obligations;

(5)
representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)
representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company's Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Liquidated Damages" means all liquidated damages then owing pursuant to the registration rights agreement.

        "Merger" means the merger of iPCS Escrow Company with and into iPCS, Inc. in connection with the confirmation of iPCS, Inc.'s Plan of Reorganization.

        "Merger Date" means the date and time of the Merger.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)
any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)
any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness (other than Indebtedness incurred pursuant to clause (1) of the definition of "Permitted Debt") secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

        "Non-Recourse Debt" means Indebtedness:

(1)
as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)
no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)
as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Permitted Business" means the delivery or distribution of telecommunications, voice, data or video services, or any business or activity reasonably related or ancillary thereto.

        "Permitted Holder" means:

(1)
Sprint Corporation and its Affiliates;

(2)
any Sprint PCS Affiliate and its Affiliates; and

(3)
The TCW Group, Inc., The Blackstone Group and American International Group, Inc. and their respective Affiliates (other than their respective portfolio companies).

        "Permitted Investments" means:

(1)
any Investment in the Company or in a Restricted Subsidiary of the Company that is a Guarantor;

(2)
any Investment in Cash Equivalents;

(3)
any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if in connection with or as a result of such Investment:

(a)
such Person becomes a Restricted Subsidiary of the Company and a Guarantor; or

(b)
such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor;

(4)
any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales;"

(5)
any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6)
any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates of the Company;

(7)
Investments represented by Hedging Obligations;

(8)
Investments in prepaid expenses, negotiable instruments held for collection, and lease, utility and workers' compensation, performance and other similar deposits;

(9)
loans or advances to employees made in the ordinary course of business of the Company or the Restricted Subsidiary of the Company in an aggregate principal amount not to exceed $1.0 million at any one time outstanding; and

(10)
repurchases of the new notes.

        "Permitted Liens" means:

(1)
Liens on assets of the Company or any of its Restricted Subsidiaries securing Indebtedness incurred pursuant to clause (1) of the definition of "Permitted Debt;"

(2)
Liens in favor of the Company or the Guarantors;

(3)
Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

(4)
Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5)
Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)
Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with or financed by such Indebtedness;

(7)
Liens existing on the date of the indenture;

(8)
Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)
Liens imposed by law, such as carriers', warehousemen's, landlord's and mechanics' Liens, in each case, incurred in the ordinary course of business;

(10)
survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)
Liens, other than Liens securing Indebtedness for money borrowed, that may arise under the Company's management and services agreements with Sprint Spectrum L.P. and its Affiliates;

(12)
Liens for security for payment of workers' compensation or other insurance or arising under workers' compensation laws or similar legislation;

(13)
Liens with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without the consent of the lessee, none of which materially impairs the use of any parcel of property material to the business of the Company and its Restricted Subsidiaries, taken as a whole, or the value of such property for the purpose of such business;

(14)
Liens arising from leases, subleases, licenses or other similar rights that do not interfere with the ordinary course of the business of the Company and its Restricted Subsidiaries;

(15)
Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit;

(16)
Liens created for the benefit of (or to secure) the new notes (or the Guarantees); and

(17)
Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)
the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)
the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge.

        "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)
the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)
such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged;

(3)
if the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the new notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the new notes on terms at least as favorable to the holders of new notes as those contained in the documentation governing the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)
such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Plan of Reorganization" means the plan of reorganization as originally filed by iPCS, Inc. on March 31, 2004 under Chapter 11 of the Bankruptcy Code as confirmed by the Bankruptcy Court.

        "Reorganization" means the transactions contemplated under the Plan of Reorganization as described in this prospectus.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

        "Sprint PCS Affiliate" means any Person whose sole or predominant business is operating a personal communications services business pursuant to arrangements with Sprint Spectrum L.P. and/or its Affiliates, or their successors, similar to the Company's management and services agreements with Sprint Spectrum L.P. and its Affiliates.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subsidiary" means, with respect to any specified Person:

(1)
any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)
any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

        "Unrestricted Subsidiary" means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)
has no Indebtedness other than Non-Recourse Debt;

(2)
except as permitted by the covenant described above under the caption "—Certain Covenants—Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3)
is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)
has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

        "Voting Stock" of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)
the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)
the then outstanding principal amount of such Indebtedness.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        In this section we summarize some of the material U.S. federal income tax considerations relevant to the exchange of your old notes for new notes in the exchange offer and the ownership and disposition of the new notes by holders who acquire the new notes pursuant to the exchange offer and who or which hold the new notes as capital assets for purposes of the U.S. Internal Revenue Code. This summary does not purport to be a complete analysis of all potential tax considerations relating to the new notes. The U.S. Internal Revenue Code contains rules relating to securities held by special categories of holders, including financial institutions, certain insurance companies, broker-dealers, tax exempt organizations, traders in securities that elect to mark-to-market, investors liable for the alternative minimum tax, investors that hold shares as part of a straddle or a hedging or conversion transaction, and investors whose functional currency is not the U.S. dollar. We do not discuss these rules and holders who are in special categories should consult their own tax advisors.

        This discussion is based on the current provisions of:

  •
  the U.S. Internal Revenue Code and current and proposed regulations under the U.S. Internal Revenue Code;
  •
  the administrative policies published by the U.S. Internal Revenue Service or "IRS"; and
  •
  judicial decisions

all of which are subject to change either prospectively or retroactively.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

        We have not sought and will not seek any rulings from the IRS on the matters discussed in this section. The IRS may take a different position on the tax consequences of the exchange of your old notes for new notes in the exchange offer and the ownership and disposition of the new notes by holders who acquire the new notes pursuant to the exchange offer and that position may be sustained.

        We refer to you as a "U.S. Holder" if you are an individual or entity who or that is:

  •
  for purposes of the U.S. Internal Revenue Code, a citizen or resident in the U.S.;

  •
  a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized under the laws of the U.S. or any political subdivision of the U.S.;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

  •
  a trust which either (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons, or (2) has elected to be treated as a U.S. person; or

  •
  otherwise subject to U.S. federal income tax on a net income basis on the new notes.

        The tax treatment of partners in partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) depends on the status of the partner and the activities of the partnership.

        We refer to individuals, corporations (or other entities treated as corporations for U.S. federal income tax purposes), estates or trusts that are not "U.S. holders" as "non-U.S. holders."

U.S. Holders

Interest

        We believe that payments of stated interest on the new notes will constitute "qualified stated interest" for purposes of the original issue discount ("OID") rules of the U.S. Internal Revenue Code and generally will be taxable to you as ordinary income at the time that such amounts are paid or accrued, in accordance with your method of accounting for U.S. federal income tax purposes. We believe that the new notes will not be issued with OID because they satisfy a statutory de minimus exception. If the new notes were issued with OID, U.S. holders would be required to include amounts of OID in income before the receipt of cash attributable to such OID.

Sale, Exchange or Other Taxable Disposition of a New Note

        As a U.S. holder, you will recognize gain or loss on the sale, retirement, redemption or other taxable disposition of a new note in an amount equal to the difference between (1) the amount of cash and the fair market value of other property received in exchange for the new note, other than amounts for accrued but unpaid stated interest, and (2) your adjusted tax basis in the new note. Any gain or loss recognized will generally be capital gain or loss. The capital gain or loss will generally be long-term capital gain or loss if your holding period for the new note is more than one year. Otherwise, the capital gain or loss will be a short-term capital gain or loss.

Market Discount

        U.S. holders should be aware that the resale of the new notes may be affected by the "market discount" rules of the U.S. Internal Revenue Code under which a purchaser of a new note acquiring the new note at a market discount generally would be required to include as ordinary income a portion of the gain realized upon the disposition or retirement of such new note, to the extent of the market discount that has accrued but not been included in income while the debt instrument was held by such purchaser.

Exchange Offer

        As a U.S. holder, you will not recognize taxable gain or loss from exchanging old notes for new notes in the registered exchange offer. The holding period of the new notes will include the holding period of the old notes that are exchanged for the new notes. The adjusted tax basis of the new notes will be the same as the adjusted tax basis of the old notes exchanged for the new notes immediately before the exchange.

Backup Withholding and Information Reporting

        As a U.S. holder, you may be subject to information reporting and possible backup withholding. If applicable, backup withholding would apply at a current rate of 28% on interest on, or the proceeds of a sale, exchange, redemption, retirement, or other disposition of, a new note, unless you (1) are a corporation or come within other exempt categories and, when required, demonstrate this fact, or (2) provide us or our agent with your taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with the backup withholding rules.

Non-U.S. Holders

Interest

        If you are a non-U.S. holder, interest paid to you on the new notes will not be subject to U.S. withholding tax if:

  •
  you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

  •
  you are not a "controlled foreign corporation" for U.S. federal income tax purposes that is related to us through stock ownership;

  •
  you are not a bank that received the interest on an extension of credit made under a loan agreement entered into in the ordinary course of your trade or business; and

  •
  either (1) you, as the beneficial owner of the exchange note, provide us or our agent with a statement, on U.S. Treasury Form W-8 BEN or a suitable substitute form, signed under penalties of perjury that includes your name and address and certifies that you are not a U.S. person, or (2) an exemption is otherwise established. If you hold your new notes through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable U.S. Treasury Regulations.

        If these requirements are not met, you will be subject to U.S. withholding tax at a rate of 28%, or lower treaty rate, if applicable, on interest payments.

Effectively Connected Income

        Holders whose income on the new notes is subject to U.S. federal income tax on a net income basis because such income is effectively connected with the conduct of a trade or business within the United States should consult their own tax advisors concerning the U.S. tax consequences of acquiring the new notes, including the possible application of the branch profits tax.

Sale, Exchange or Other Taxable Disposition of a New Note

        As a non-U.S. holder, gain realized by you on the sale, exchange or redemption of a new note generally will not be subject to U.S. withholding tax. However, gain will be subject to U.S. tax if (1) you are an individual who is present in the U.S. for a total of 183 days or more during the taxable year in which the gain is realized and other conditions are satisfied, or (2) you are subject to tax under U.S. tax laws that apply to certain U.S. expatriates.

Backup Withholding And Information Reporting

        The amount of any interest paid to, and the tax withheld with respect to, a non-U.S. holder must generally be reported annually to the IRS and to such non-U.S. holders regardless of whether any tax was actually withheld.

        Payments on the new notes made by us or our paying agent to noncorporate non-U.S. holders may be subject to information reporting and possibly to "backup withholding" at a current rate of 28%. Information reporting and backup withholding generally do not apply, however, to payments made by us or our paying agent on a new note if we (1) have received from you the U.S. Treasury Form W-8 BEN or a suitable substitute form as described above under "Non-U.S. Holders—Interest" or otherwise establish an exemption and (2) do not have actual knowledge that you are a U.S. holder.

        Payment of proceeds from a sale of a new note to or through the U.S. office of a broker is subject to information reporting and backup withholding unless you certify as to your non-U.S. status or otherwise establish an exemption from information reporting and backup withholding and the broker does not have actual knowledge of a sale of a new note to or through a foreign office of a "broker," as defined in the applicable U.S. Treasury Regulations, should not be subject to information reporting or backup withholding. However, U.S. information reporting, but not backup withholding, generally will apply to a payment made outside the U.S. of the proceeds of the sale of a new note through an office outside the U.S. of a broker if the broker:

  •
  is a U.S. person;

  •
  is a foreign person who derives 50% or more of its gross income from the conduct of a U.S. trade or business;

  •
  is a "controlled foreign corporation" for U.S. federal income tax purposes; or

  •
  is a foreign partnership, if at any time during its taxable year, one or more of its partners are U.S. persons, as defined in the U.S. Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its taxable year, the foreign partnership is engaged in a U.S. trade or business.

        However, information reporting will not apply if (1) you certify as to your non-U.S. status or the broker has documentary evidence in its records that you are a non-U.S. holder, and certain other conditions are met or (2) an exemption is otherwise established.

        Any amounts withheld under the backup withholding regulations from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that you follow the requisite procedures.

        The foregoing summary is included for general information only. Each holder of old notes should consult its tax advisor as to the specific tax consequences to it of the exchange offer, including the application of and effect of state, local, foreign and other tax laws.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives the new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the new notes received in exchange for the old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale and shall include the legend required by Item 502(e) of Regulation S-K on the back cover of the exchange offer prospectus. In addition, until                         , 2005, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of the new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of the new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc., the initial purchasers) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois, will pass on the validity of, and certain legal matters concerning, the new notes.

EXPERTS

        Our consolidated financial statements as of September 30, 2003 and 2001 and for the year ended September 30, 2003 and the nine months ended September 30, 2001 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its reports appearing herein and include explanatory paragraphs which states that there is substantial doubt about our ability to continue as a going concern and that the consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of iPCS, Inc. and subsidiaries as of September 30, 2002 and for the year then ended have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting. The audit report covering the September 30, 2002 consolidated financial statements contains an explanatory paragraph which states that there is a substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. We have agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in its successful defense of any legal action or proceeding that arises as a result of KPMG's consent to the inclusion of its audit report on our past financial statements in this registration statement.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        Deloitte had been our independent registered public accounting firm from our formation until our acquisition by AirGate as of November 30, 2001. We had no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Deloitte would have caused it to make reference to the subject matter of the disagreement in connection with a report on our financial statements.

        We engaged KPMG as our independent registered public accounting firm for our fiscal year ended September 30, 2002 in December 2002. Our financial results were included in AirGate's consolidated financial statements for fiscal year ended September 30, 2002, and KPMG had been engaged by AirGate as its independent auditor. During the two most recent fiscal years and the subsequent interim period preceding the engagement of KPMG, we did not consult with KPMG regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed; or the type of opinion that might be rendered on our financial statements, and neither a written report or oral advice was provided to us by KPMG; or (2) any matter that was the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 Regulation S-K) with our previous auditors or constituted a reportable event. We arranged for the completion of our audit engagement of KPMG with respect to our fiscal year ended September 30, 2002 in February 2004 in connection with seeking approval of the Bankruptcy Court for our retention of KPMG. We had no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG would have caused it to make reference to the subject matter of the disagreement in connection with a report on our financial statements.

        As a result of our Bankruptcy Court filing in February 2003, our financial results for periods following the date of our petition are not included in the consolidated financial statements of AirGate. In December 2003, we engaged Deloitte as our independent registered public accounting firm for our fiscal year ended September 30, 2003. During the period preceding this engagement of Deloitte, we did not consult with Deloitte regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed; or the type of opinion that might be rendered on our financial statements, and neither a written report or oral advice was provided to us by Deloitte that Deloitte concluded was an important factor considered by us in reaching a decision as to the auditing, accounting or financial reporting issue; or (2) any matter that was the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) with our previous accountants or constituted a reportable event.

AVAILABLE INFORMATION

        Following the date that the Securities and Exchange Commission declares the registration statement on Form S-4 effective of which this prospectus is a part, we will be subject to the periodic reporting and other informational requirements of the Exchange Act of 1934. We will file annual, quarterly and special reports and other information with the SEC. In addition, we have agreed under the indenture that governs the notes that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will furnish to the holders of the notes and file with the SEC, unless the SEC will not accept such a filing:

  •
  all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our certified independent public accountants; and;

  •
  all reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

        In addition, for so long as any of the notes remain outstanding, we have agreed to make available to any prospective purchaser or beneficial owner of the notes in connection with any sale thereof, the information required by Rule 144A(d)(4) under the Securities Act.

        We have filed a registration statement on Form S-4 with the SEC to register the new notes under the Securities Act. This prospectus constitutes a part of that registration statement. As allowed by the SEC's rules, this prospectus does not contain all the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Please refer to the registration statement and related exhibits and schedules filed therewith for further information with respect to us and the new notes offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed by us with the SEC and each such statement is qualified in its entirety by such reference.

        Copies of these materials may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or on the SEC's website at http://www.sec.gov. Copies of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

        This information is also available without charge upon written or oral request to:

  iPCS, Inc.
  1901 North Roselle Road
  Schaumburg, Illinois 60195
  Attention: Chief Financial Officer
  (847) 885-2833

        You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We may not make an offer of the new notes in any state where the offer is not permitted. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. It also does not mean that the information in this prospectus is correct after this date. All reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

iPCS, Inc. and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of September 30, 2003 and 2002	F-5
Consolidated Statements of Operations for the years ended September 30, 2003 and 2002 and the nine months ended September 30, 2001	F-6
Consolidated Statements of Redeemable Preferred Stock and Equity (Deficiency) for the years ended September 30, 2003 and 2002 and the nine months ended September 30, 2001	F-7
Consolidated Statements of Cash Flows for the years ended September 30, 2003 and 2002 and the nine months ended September 30, 2001	F-8
Notes to Consolidated Financial Statements	F-9
Condensed Consolidated Balance Sheet as of June 30, 2004 (unaudited)	F-52
Condensed Consolidated Statements of Operations for the nine months ended June 30, 2004 and 2003 (unaudited)	F-53
Condensed Consolidated Statements of Cash Flows for the nine months ended June 30, 2004 and 2003 (unaudited)	F-54
Notes to Unaudited Condensed Consolidated Financial Statements	F-55

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors
iPCS, Inc. and subsidiaries

        We have audited the accompanying consolidated balance sheet of iPCS, Inc. and subsidiaries (the "Company" and Debtor-in-Possession) as of September 30, 2003, and the related consolidated statements of operations, equity (deficiency) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended September 30, 2002, were audited by other auditors whose report, dated March 31, 2004, expressed an unqualified opinion on those statements and included an explanatory paragraph that described the uncertainty about the Company's ability to continue as a going concern for a reasonable period of time.

        We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such 2003 consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Notes 1 and 3, the Company filed for reorganization under Chapter 11 of the Federal Bankruptcy Code on February 23, 2003. The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to stockholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company's recurring losses from operations, negative working capital, stockholder's deficiency, its noncompliance with certain provisions of its debt agreements, and no remaining availability under its senior credit facility raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Notes 1 and 3. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

/s/ DELOITTE & TOUCHE LLP

Davenport, Iowa
April 6, 2004
(July 20, 2004 as to Note 26)

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors iPCS, Inc.

        We have audited the accompanying consolidated balance sheet of iPCS, Inc. and subsidiaries (the "Company") as of September 30, 2002, and the related consolidated statements of operations, redeemable preferred stock and equity (deficiency), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iPCS, Inc. and subsidiaries as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 3 to the consolidated financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit of approximately $299.6 million as of September 30, 2002, and is in default under provisions of its credit agreements. On February 23, 2003, the Company filed for reorganization and protection from its creditors under Chapter 11 of the United States Bankruptcy Code. All of these conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Notes 1 and 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As discussed in Note 6 to the consolidated financial statements, the Company changed its method of recognizing interest expense on its senior discount notes in 2002.

/s/  KPMG LLP

Atlanta, Georgia
March 31, 2004

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors
iPCS, Inc. and subsidiaries

        We have audited the accompanying consolidated statements of operations, of redeemable preferred stock and equity (deficiency) and of cash flows of iPCS, Inc. and subsidiaries (the "Company") for the nine months ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the nine months ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

        We did not audit the consolidated financial statements of the Company for the year ended September 30, 2002 but did perform an audit for the year ended September 30, 2003. However, as discussed in Notes 1 and 3, the Company has filed for reorganization under Chapter 11 of the Federal Bankruptcy Code on February 23, 2003. The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to stockholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company's recurring losses from operations, negative working capital, stockholder's deficiency, its noncompliance with certain provisions of its debt agreements, and no remaining availability under its senior credit facility raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Notes 1 and 3. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

/s/ DELOITTE & TOUCHE LLP

Davenport, Iowa
November 5, 2001
(July 20, 2004 as to Notes 1, 3 and 26)

iPCS, INC. AND SUBSIDIARIES
(DEBTOR-IN-POSSESSION)

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share amounts)

	September 30, 2003	September 30, 2002
ASSETS
Current Assets:
Cash and cash equivalents (Note 3)	$17,654	$27,588
Accounts receivable, net of allowance for doubtful accounts of $2,460 and $4,497, respectively	15,553	13,882
Receivable from Sprint (Note 7)	6,482	16,596
Inventories, net of reserves for excess/obsolescence of $35 and $114, respectively (Note 7)	600	2,597
Prepaid expenses	4,666	3,029
Other current assets	145	109

Total current assets	45,100	63,801
Property and equipment, net (Note 10)	170,620	200,735
Financing costs	2,737	9,052
Direct customer activation costs	2,422	3,692
Intangible assets, net of accumulated amortization of $8,966 and $5,692, respectively (Note 15)	—	3,274
Other assets	695	141

Total assets	$221,574	$280,695

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)
Liabilities Not Subject to Compromise:
Current Liabilities:
Accounts payable	$1,325	$8,348
Accrued expenses	8,837	10,508
Payable to Sprint (Note 7)	15,262	35,600
Payable to AirGate PCS, Inc.	—	1,114
Deferred revenue	4,822	4,635
Current maturities of long-term debt and capital lease obligations (Note 11)	127,715	309,978

Total current liabilities	157,961	370,183
Direct customer activation fee revenue	4,361	5,751
Other long-term liabilities	8,946	10,907
Long-term capital lease obligations, excluding current maturities (Note 11)	406	564

Total liabilities not subject to compromise	171,674	387,405

Liabilities subject to compromise (Note 4)	229,477	—

Commitments and contingencies (Note 23)	—	—

Stockholder's Equity (Deficiency):
Common stock, par value, $.01 per share; 1,000 shares authorized; 1,000 shares issued and outstanding at September 30, 2003 and 2002	—	—
Additional paid-in-capital	192,850	192,850
Accumulated deficiency	(372,427)	(299,560)

Total stockholder's equity (deficiency)	(179,577)	(106,710)

Total liabilities and stockholder's equity (deficiency)	$221,574	$280,695

See notes to consolidated financial statements.

iPCS, INC. AND SUBSIDIARIES

(DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	For the Year Ended September 30, 2003	For the Year Ended September 30, 2002	For the Nine Months Ended September 30, 2001
Revenues:
Service revenue	$145,249	$116,187	$47,180
Roaming revenue	44,220	47,303	25,309
Equipment and other	4,824	6,931	5,023

Total revenues	194,293	170,421	77,512

Operating Expenses:
Cost of service and roaming (exclusive of depreciation, as shown separately below)	(130,065)	(128,512)	(60,496)
Cost of equipment	(11,797)	(20,484)	(14,275)
Selling and marketing	(27,343)	(44,727)	(24,862)
General and administrative	(5,546)	(24,930)	(8,635)
Reorganization expense (Note 5)	(31,093)	—	—
Non-cash stock compensation expenses (In 2002, $3,244 related to general and administrative, $485 related to cost of service and roaming and $256 related to selling and marketing. In 2001, $1,333 related to general and administrative, $149 related to cost of service and roaming and $48 related to selling and marketing.)	—	(3,985)	(1,530)
Depreciation	(37,274)	(33,687)	(13,922)
Amortization of intangible assets (Note 15)	(3,274)	(3,915)	(1,463)
Gain (loss) on disposal of property and equipment (Note 16)	(474)	(6,318)	467
Impairment of goodwill (Note 15)	—	(8,060)	—
Impairment of property and equipment (Note 10)	—	(29,382)	—
Impairment of intangible assets (Note 15)	—	(23,626)	—

Total operating expenses	(246,866)	(327,626)	(124,716)

Operating loss	(52,573)	(157,205)	(47,204)
Interest income	70	604	3,537
Interest expense	(20,301)	(26,154)	(16,995)
Other income (expense), net	(63)	56	3

Loss before the cumulative effect of a change in accounting principle	(72,867)	(182,699)	(60,659)
Cumulative effect of a change in accounting principle (Note 6)	—	4,335	—

Net loss	$(72,867)	$(178,364)	$(60,659)

Net loss	$(72,867)	$(178,364)	$(60,659)
Dividends and accretion on redeemable preferred stock	—	(48,533)	(7,468)

Net loss available to common stockholders	$(72,867)	$(226,897)	$(68,127)

See notes to consolidated financial statements.

iPCS, INC. AND SUBSIDIARIES
(DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF
REDEEMABLE PREFERRED STOCK AND EQUITY (DEFICIENCY)

(In thousands, except share data)

	Redeemable Preferred Stock		Common Stock
					Additional Paid in Capital	Unearned Stock Compensation	Accumulated Deficiency
	Shares	Amount	Shares	Amount
Balance at January 1, 2001	23,090,909	$114,080	44,869,643	$449	$78,321	$(5,515)	$(60,537)
Accrued dividends on redeemable preferred stock	—	6,937	—	—	(6,937)	—	—
Accretion to redemption amount of redeemable preferred stock	—	531	—	—	(531)	—	—
Amortization of unearned compensation	—	—	—	—	—	1,530	—
Net loss	—	—	—	—	—	—	(60,659)

Balance at September 30, 2001	23,090,909	121,548	44,869,643	449	70,853	(3,985)	(121,196)
Net loss	—	—	—	—	—	—	(178,364)
Accrued dividends on redeemable preferred stock	—	41,335	—	—	(41,335)	—	—
Accretion to redemption amount of redeemable preferred stock	—	7,198	—	—	(7,198)	—	—
Merger with AirGate	(23,090,909)	(170,081)	(44,869,643)	(449)	170,530	—	—
New shares issued to AirGate	—	—	1,000	—	—	—	—
Non-cash stock compensation expense	—	—	—	—	—	3,985	—

Balance at September 30, 2002	—	—	1,000	—	192,850	—	(299,560)
Net loss	—	—	—	—	—	—	(72,867)

Balance at September 30, 2003	—	$—	1,000	$—	$192,850	$—	$(372,427)

See notes to consolidated financial statements.

iPCS, INC. AND SUBSIDIARIES

(DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended September 30, 2003	For the Year Ended September 30, 2002	For the Nine Months Ended September 30, 2001
Cash Flows from Operating Activities:
Net loss	$(72,867)	$(178,364)	$(60,659)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of goodwill	—	8,060	—
Impairment of property and equipment	—	29,382	—
Impairment of intangibles	—	23,626	—
Loss on disposal of property and equipment	474	6,318	1,042
Depreciation	37,274	33,687	13,922
Amortization of intangible assets	3,274	3,915	1,463
Amortization of financing costs	774	938	729
Interest expense associated with accretion of discount	11,590	25,973	8,842
Reorganization expense	22,222	—	—
Non-cash compensation	—	3,985	1,530
Cumulative effect of change in accounting principle	—	(4,335)	—
Gain on tower sales	—	—	(1,509)
Provision for doubtful accounts	3,187	7,350	3,503
Changes in assets and liabilities:
Accounts receivable	(4,858)	(9,480)	(15,682)
Receivable from Sprint	10,114	(11,780)	3,522
Inventories, net	1,997	782	(66)
Prepaid expenses, other current and long term assets	(912)	(394)	(4,983)
Accounts payable, accrued expenses and other long term liabilities	15,961	(3,616)	21,262
Payable to Sprint	(21,350)	25,294	5,569
Deferred revenue	(1,203)	3,881	4,768

Net cash flows from operating activities	5,677	(34,778)	(16,747)

Cash Flows from Investing Activities:
Purchases of property and equipment	(13,395)	(71,778)	(98,394)
Acquisition of the Iowa City/Cedar Rapids, Iowa market	—	—	(31,678)
Proceeds from disposition of fixed assets	77	—	42
Proceeds from build-to-suit agreement	—	—	2,496
Proceeds from tower sales	—	—	8,204

Net cash flows from investing activities	(13,318)	(71,778)	(119,330)

Cash Flows from Financing Activities:
Borrowings under senior credit facilities	—	80,000	25,000
Repayments under senior credit facilities	(2,289)	—	—
Payments on capital lease obligations	(4)	(3)	(13)
Debt financing costs	—	(432)	(243)
Interest rate protection costs	—	—	(46)

Net cash flows from financing activities	(2,293)	79,565	24,698

Net decrease in cash and cash equivalents	(9,934)	(26,991)	(111,379)
Cash and Cash Equivalents at Beginning of Period	27,588	54,579	165,958

Cash and Cash Equivalents at End of Period	$17,654	$27,588	$54,579

Supplemental Disclosure of Cash Flow Information—Cash Paid for Interest	$7,109	$3,933	$2,090

Supplemental Disclosure for Non-Cash Investing Activities:
Capitalized interest	$208	$6,489	$6,627
Accretion to the redemption amount of redeemable preferred stock	—	—	531
Capital lease obligations incurred for the acquisition of property and equipment	(154)	191	156
Accounts payable incurred for the acquisition of property, equipment and construction in progress	2,072	6,525	7,592
Asset retirement obligations capitalized	365	—	—

See notes to consolidated financial statements.

iPCS, Inc. and Subsidiaries
(Debtor-in-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended September 30, 2003 and 2002 and the Nine Months Ended September 30, 2001

(1)    Business and Basis of Presentation

        iPCS, Inc. and subsidiaries (collectively, the "Company" or "iPCS") were created for the purpose of becoming a leading provider of wireless Personal Communication Services ("PCS"). On January 22, 1999, the Company entered into a management and related agreements with Sprint Corporation ("Sprint") whereby it became a network partner of Sprint with the exclusive right to market and provide Sprint PCS products and services under the Sprint and Sprint PCS brand names in 16 markets in Illinois and Iowa. The Sprint agreements were amended in March 2000 to add 20 additional markets. On February 28, 2001, the Sprint agreements were amended to add the Iowa City and Cedar Rapids, Iowa markets to the Company's territory. With these two amendments, the size of the Company's territory was increased from a total population of 2.8 million residents to a total population of 7.6 million residents. On November 30, 2001, AirGate PCS, Inc. ("AirGate"), a network partner of Sprint providing service in North Carolina, South Carolina, and Georgia, acquired iPCS in a tax-free stock transaction. iPCS was designated as an unrestricted subsidiary of AirGate and both companies operated as separate business entities. Due to restrictions in AirGate's indenture governing its outstanding notes, AirGate could not provide funding or financial support to iPCS. On February 23, 2003, the Company and its subsidiaries filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of Georgia (the "Filing") (see Note 3). Also on this date, the Company filed an action against Sprint alleging that Sprint had breached its agreements with the Company causing the Company severe financial damage (see Note 23).

        The consolidated financial statements included herein include the accounts of iPCS, Inc. and its subsidiaries, iPCS Wireless, Inc. and iPCS Equipment, Inc. Upon filing for bankruptcy protection, the financial statements have been prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code and on a going-concern basis, which contemplates the continuity of operation, realization of assets and liquidation of liabilities in the ordinary course of business. All significant intercompany accounts and transactions have been eliminated in consolidation. However, as a result of the Filing and an accumulated deficiency of $372.4 million at September 30, 2003, such realization of assets and liquidation of liabilities, without substantial adjustments and/or changes of ownership, are subject to uncertainty. In addition, iPCS is currently in default with its senior credit facility and its indenture governing its senior discount notes and has no remaining credit availability under its senior credit facility. As a result, there is substantial doubt about the Company's ability to continue as a going concern. As discussed in Note 5, the Company has recorded certain reorganization items in the Consolidated Statements of Operations. Additional adjustments, some of which could be material, may be necessary as a consequence of the plan of reorganization. The continuation of the Company's business as a going concern is contingent upon, among other things, its ability: 1) to formulate a plan of reorganization that will be confirmed by the Bankruptcy Court; 2) to achieve satisfactory growth and successfully manage operations to generate enough cash from operations to meet future obligations; and 3) to resolve its litigation with Sprint.

        The Company has segregated liabilities subject to compromise in the accompanying consolidated balance sheets those obligations and liabilities whose treatment is dependent on the outcome of reorganization. Generally all actions to enforce repayment of pre-petition liabilities are stayed while the Company continues its business operations as debtors-in-possession. The final amount and settlement terms of the liabilities subject to compromise are subject to the approved plan of reorganization.

Obligations classified as liabilities subject to compromise may be different from the proofs of claim filed with the Bankruptcy Court and also may be subject to future adjustments depending on actions by the Bankruptcy Court, the determination of the value of collateral securing claims, or other events.

        The PCS market is characterized by significant risks as a result of rapid changes in technology, increasing competition and the cost associated with the build-out of a PCS network. The Company's continuing operations are dependent upon Sprint PCS' ability to perform its obligations under the Sprint PCS Agreements and the ability of the Company to raise sufficient capital to fund operating losses, to meet debt service requirements, and to complete the build-out of its PCS network. Additionally, the Company's ability to attract and maintain a sufficient customer base is critical to achieving operating cash flow. Changes in technology, increased competition, or the inability to obtain required financing or achieve break-even operating cash flow, among other factors, could have an adverse effect on the Company's financial position and results of operations.

(2)    Summary of Significant Accounting Policies

  (a)    Revenue Recognition

        The Company recognizes revenues when persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed or determinable, and collectibility is reasonably assured. Effective July 1, 2003, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." The EITF guidance addresses accounting for arrangements that involve multiple revenue-generating activities. In applying this guidance, separate contracts with the same party, entered into at or near the same time, are presumed to be a bundled transaction, and the consideration will be measured and allocated to the separate units of the arrangement based on their relative fair values. The guidance in EITF 00-21 became effective for revenue arrangements entered into for quarters beginning after June 15, 2003. The Company has elected to apply this guidance prospectively from July 1, 2003. Prior to the adoption of EITF 00-21, under the provisions of SAB No. 101, the Company accounted for the sale of handsets and the subsequent service to the customer as a single unit of accounting because the wireless service provided by the Company is essential to the functionality of the customers' handsets. Accordingly, the Company deferred all activation fee revenue and its associated direct costs and amortized these revenues and costs over the average life of its customers which is estimated to be 30 months. Under EITF 00-21 it is not required to consider whether customers can use their handsets without the wireless service provided to them. Because the Company meets the criteria stipulated in EITF 00-21, the adoption of EITF 00-21 requires the Company to account for the sale of the handset as a separate unit of accounting from the subsequent service to the customer. With the adoption of EITF 00-21, the Company now recognizes activation fee revenue generated from its retail stores as equipment revenue. In addition, the Company recognizes the portion of the direct activation fee costs related to the handsets sold in its retail stores. Subsequent to July 1, 2003, the Company has continued to apply the provisions of SAB No. 101 and defer and amortize activation fee revenue and costs generated by subscribers outside its retail stores. The impact of the adoption of EITF 00-21 had the effect of increasing equipment revenue by $0.1 million and increasing costs of equipment by $0.1 million, which otherwise would have been deferred and amortized.

        For the years ended September 30, 2003 and 2002, and the nine months ended September 30, 2001, the Company recognized $4.4 million, $2.8 million and $0.8 million, respectively, of activation fee revenue. For the years ended September 30, 2003 and 2002, and the nine months ended September 30, 2001, the Company recognized direct activation fee costs of approximately $3.0 million, $2.2 million and $0.8 million, respectively. As of September 30, 2003, the Company has deferred $4.4 million of activation fee revenue and $2.4 million of direct customer activation costs to future periods. At September 30, 2002, $5.8 million of activation fee revenue and $3.7 million of direct activation fee costs were deferred to future periods.

        The Company recognizes service revenue from its customers as they use the service. The Company provides a reduction of recorded revenue for billing adjustments, estimated uncollectible late payment fees and early cancellation fees. The Company provides for a reduction of recorded revenue for rebates and discounts given to customers on wireless handset sales in accordance with the EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The Company participates in the Sprint national and regional distribution program in which national retailers, such as Radio Shack and Best Buy, sell Sprint PCS products and services. In order to facilitate the sale of Sprint PCS products and services, national retailers purchase wireless handsets from Sprint for resale and receive compensation from Sprint for products and services sold. For industry competitive reasons, Sprint subsidizes the price of these handsets by selling the handsets at a price below cost. Under the Sprint agreements, when a national retailer sells a handset purchased from Sprint to a subscriber in the Company's territory, the Company is obligated to reimburse Sprint for the handset subsidy that Sprint originally incurred. The national retailers sell Sprint wireless services under the Sprint and Sprint PCS brands and marks. The Company does not receive any revenues from the sale of wireless handsets by national retailers. The Company classifies these Sprint wireless handset subsidy charges as a selling and marketing expense for a wireless handset sale to a new customer and classifies these subsidies as a cost of service for a wireless handset upgrade to an existing customer.

        Sprint retains 8% of collected service revenues from Sprint customers based in the Company's markets and from non-Sprint customers who roam onto the Company's network. The amount retained by Sprint is recorded as cost of service and roaming. Revenues generated from the sale of handsets and accessories and from roaming services provided to Sprint and other Sprint affiliate customers who are not based in the Company's markets are not subject to the 8% affiliation fee for Sprint.

  (b)    Allowance for Doubtful Accounts

        Estimates are used in determining the allowance for doubtful accounts and are based on historical write-off experience and the uncollectibility of accounts receivable by aging category, as well as current information regarding the credit quality of the Company's customers. Using this information, the Company estimates allowances for uncollectibility relative to the aging categories. The Company provides an allowance for all amounts over 90 days old. Bad debt expense as a percentage of service revenues for the years ended September 30, 2003 and 2002 and the nine months ended September 30, 2001 was 2.2%, 6.3% and 7.4%, respectively. The allowance for doubtful accounts as of September 30, 2003 and 2002 was $2.5 million and $4.5 million, respectively.

  (c)    Reserve for First Payment Default Customers

        From October 2001 to March 2003, the Company reserved a portion of its revenue related to new customers for those customers that it anticipated would never pay a bill. In the first fiscal quarter of 2003, the Company implemented a $125 deposit for its sub-prime credit customers, and in February 2003, this deposit requirement was increased to $250. The stricter credit requirements have significantly improved the credit quality of its customer base; therefore, in the first quarter of 2003, the Company discontinued the reserve for first payment default customers.

  (d)    Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand, demand deposits and money market accounts with original maturities of three months or less.

  (e)    Inventories

        Inventories consist of wireless handsets and related accessories held for resale. Inventories are carried at the lower of cost or market using the first-in, first-out method. Cost is based on prices paid to Sprint. Market is determined using replacement cost which is consistent with industry practices. The Company maintains a reserve for obsolete or excess handset inventory for models that remain in inventory after 30 days of being discontinued by Sprint PCS.

  (f)    Property and Equipment, net

        Property and equipment are stated at realizable value, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives used by the Company are as follows:

Useful Life
Network assets and towers	5-15 years
Computer equipment	3-5 years
Furniture, fixtures and office equipment	5 years

        Construction in progress includes expenditures for the purchase of capital equipment, design services, and construction services and testing of the Company's network. The Company capitalizes interest on its construction in progress activities. Interest capitalized for the years ended September 30, 2003 and 2002 and the nine months ended September 30, 2001 totaled $0.2 million, $6.5 million and $6.6 million, respectively. When the network assets are placed in service, the Company transfers the assets from construction in progress to network assets and depreciates those assets over their estimated useful life.

  (g)    Financing Costs

        Costs incurred in connection with the senior credit facility and senior discount notes were deferred and are amortized into interest expense over the term of the respective financing using the straight-line and effective interest method, respectively. In conjunction with the Filing, the Company wrote off to reorganization expense the remaining unamortized amount of the deferred financing costs related to the discount notes.

  (h)    Income Taxes

        As part of the process of preparing the Company's consolidated financial statements, the Company is required to estimate its taxes in each of the jurisdictions of operation. This process involves management estimating the actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent realization is not more likely than not, the Company must establish a valuation allowance. Future taxable income depends on the ability to generate income in excess of allowable deductions. To the extent the Company establishes a valuation allowance or increases this allowance in a period, an expense is recorded within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining the Company's provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets.

  (i)    Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

        The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. SFAS No. 142 requires annual tests for impairment of goodwill and intangible assets that have indefinite useful lives and interim tests when an event has occurred that more likely than not has reduced the fair value of the assets. During the year ended September 30, 2002, the Company recorded an impairment of long-lived assets of $29.4 million and an impairment of intangible assets of $23.6 million under SFAS No. 144, and an impairment of goodwill of $8.1 million under SFAS No. 142 (see Notes 10 and 15). As of September 30, 2003, the Company no longer has any assets subject to SFAS No. 142 impairment testing.

  (j)    Use of Estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated balance sheets and revenues and expenses during the reporting periods to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

        The most significant of such estimates include:

  •
  Allowance for doubtful accounts;

  •
  Estimated customer life in terms of amortization of deferred revenue and direct costs of acquisition; and

  •
  Impairment and useful lives of long-lived assets

  (k)    Concentration of Risk

        The Company relies on Sprint to provide certain back-office functions such as billing and customer care, activation of new subscribers, handset logistics and technology development. Should Sprint be unable to provide these services, the Company could be negatively impacted (see Notes 7 and 8).

        The Company's cell sites are located on towers leased from a limited number of tower companies, with one company owning approximately 30% of the Company's leased towers. Additionally, the Company derives substantial revenues and expenses from Sprint and Sprint PCS (see note 8).

        The Company maintains cash and cash equivalents in accounts with financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts. Further, the Company maintains accounts with nationally recognized investment managers. Such deposits are not insured by the Federal Deposit Insurance Corporation. Management does not believe there is significant credit risk associated with these uninsured deposits.

        Concentrations of credit risk with respect to accounts receivable are limited due to a large customer base. Initial credit evaluations of customers' financial condition are performed and security deposits are obtained for customers with a higher credit risk. The Company maintains an allowance for doubtful accounts for potential credit losses.

  (l)    Comprehensive Income (Loss)

        No statements of comprehensive income (loss) have been included in the accompanying consolidated financial statements since the Company does not have any other comprehensive income (loss) to report.

  (m)    Reorganization Items

        Reorganization items relate to expenses incurred and amounts accrued as a direct result of the Filing and include professional fees, adjustments to carrying value of debt, employee severance payments, employee retention payments, lease termination accruals and other items. Reorganization items are separately identified on the Consolidated Statement of Operations.

  (n)    Advertising Costs

        The Company expenses advertising costs when the advertisement occurs. Total advertising expense amounted to $5.0 million for the year ended September 30, 2003, $12.6 million for the year ended September 30, 2002 and $6.1 million for the nine months ended September 30, 2001.

  (o)    Asset Retirement Obligations

        The Company's network is located on leased property and the Company has certain legal obligations related to its tower leases which fall within the scope of SFAS No. 143, "Accounting for Asset Retirement Obligations." These legal obligations upon lease termination primarily include certain obligations to remediate leased tower space on which the Company's network equipment is located. During the year ended September 30, 2003, the Company recorded an initial asset retirement obligation of $0.4 million and increased the cost of the related assets by $0.4 million.

  (p)    New Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity," which is effective at the beginning of the first interim period beginning after June 15, 2003. However, certain aspects of SFAS 150 have been deferred. SFAS No. 150 establishes standards for the Company's classification of liabilities in the financial statements that have characteristics of both liabilities and equity. The adoption of the applicable aspects of SFAS 150 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement of No. 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for hedging of contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and did not have a material impact on the Company's results of operations, financial position or cash flows.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," which was amended in December 2003. This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. This interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable entities obtained after January 31, 2003. The interpretation is generally effective for interim periods ending after December 15, 2003 for all variable interests in variable interest entities created prior to January 31, 2003. The adoption of Interpretation No. 46 is not anticipated to have a material impact on the Company's financial position, results of operations, or cash flows.

        In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting, and has adopted the disclosure requirements of SFAS Nos. 123 and 148.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. This interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The initial recognition and measurement provisions of Interpretation No. 45 are effective for guarantees issued or modified after December 31, 2002. The recognition of a liability does not apply for guarantees issued between either a parent and their subsidiaries or corporations under common control. However, the disclosure provisions of Interpretation No. 45 do apply. iPCS Wireless, Inc. and iPCS Equipment, Inc. which are both wholly owned subsidiaries of iPCS, Inc., have unconditionally and joint and severally guaranteed the senior discount notes. The adoption of Interpretation No. 45 did not have a material impact on the Company's financial position, results of operations, or cash flows.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides new guidance on the recognition of costs associated with exit or disposal activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 supercedes previous accounting guidance provided by EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." EITF No. 94-3 required recognition of costs at the date of commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS No. 146 on October 1, 2002. There was no material impact on adoption.

        In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which provides for non-amortization of goodwill and intangible assets that have indefinite useful lives, annual tests of impairments of those assets and interim tests of impairment when an event occurs that more likely than not has reduced the fair value of such assets. The statement also provides specific guidance about how to determine and measure goodwill impairments, and requires additional disclosure of information about goodwill and other intangible assets. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001, and applied to all goodwill and other intangible assets recognized in the financial statements at that date. Goodwill and intangible assets acquired after June 30, 2001 will be subject to the non-amortization provisions of the statement. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements had not been issued previously. The Company met the criteria for early application and adopted SFAS No. 142 on October 1, 2001. The Company's adoption of the provisions of SFAS No. 142 did not have a material impact on the Company's financial position, results of operations or cash flows. However, as discussed in Note 15, the application of the provisions of SFAS No. 142 resulted in an impairment charge of $8.1 million during the fiscal year ended September 30, 2002.

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which is effective for all business combinations initiated after June 30, 2001. SFAS No. 141 requires companies to account for all business combinations using the purchase method of accounting, recognize intangible assets if certain criteria are met, as well as provide additional disclosure regarding business combinations and allocation of purchase price. The Company adopted SFAS No. 141 as of July 1, 2001, and such adoption did not have a material impact on the Company's financial position, results of operations or cash flows.

  (q)    Reclassifications

        Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

(3)    Voluntary Reorganization under Chapter 11

        On February 23, 2003, the Company filed a Chapter 11 bankruptcy petition in the United States Bankruptcy Court for the Northern District of Georgia. On this same date, the Company filed an action against Sprint alleging that Sprint had breached its agreements with the Company, causing it severe financial damage. The Company submitted First Day Motions to the Bankruptcy Court that allow the Company to continue to operate as a debtor-in-possession, and also to pay certain pre-petition obligations including employee salaries and wages, employee benefits, certain taxes and insurance premiums. First Day Motions also included the approval to use cash collateral and post-petition collections of receivables in accordance with a budget, subject to the condition that with the month ending March 31, 2003, and each month ending thereafter, any cash collateral in excess of $12.0 million ("target balance") is to be immediately paid to the Administrative Agent for the senior secured lenders. In addition, as adequate protection for the use of the cash collateral, on the 15th day of each month, the Company must pay $0.1 million to the Administrative Agent, which is to be used to pay 1) the reasonable post-petition fees and expenses on a monthly basis by the professionals retained by the Administrative Agent and 2) interest payments due under the pre-petition credit agreement.

        This cash collateral order was amended as of June 24, 2003, such that as of June 30, 2003, and each month ending thereafter, any cash collateral in excess of the target balance is to be divided by 50%, with the first 50% paid to the Administrative Agent for the senior secured lenders, and the remaining 50% held on account by the Administrative Agent which the Company can access at any month end where the cash collateral balance falls below the target balance. As of September 30, 2003, the Company has paid to the Administrative Agent $6.9 million under the cash collateral order, $0.7 million to the Administrative Agent as adequate protection fees and has $4.6 million on account with the Administrative Agent.

        The Bankruptcy Code provides that the Company has an exclusive period during which only it may file a Plan of Reorganization. The Company has obtained approval from the Bankruptcy Court to extend its exclusive period to March 31, 2004. If the Company fails to file a Plan of Reorganization during the exclusive period, or after the plan has been filed, and the Company fails to obtain acceptance of its plan from the required impaired classes of creditors, any party in interest, including a creditor, an equity security holder or a committee of the unsecured creditors, may file its own Plan of Reorganization for the Company.

        A Plan of Reorganization sets forth the means for satisfying claims against, and interests in, a debtor. Confirmation of a plan requires, in general, the affirmative vote of creditors holding at least two-thirds in total dollar amount and more than one-half in number of the allowed claims in each impaired class of claims that vote on the plan, and two-thirds in the amount of equity interests in each impaired class of interests that votes on the plan.

        The Company is in the process of formulating and documenting its plan of reorganization. No assurances can be given that the plan, once filed, will be approved by the Bankruptcy Court (see Note 26).

(4)    Liabilities Subject to Compromise

        The components of liabilities subject to compromise at September 30, 2003 are as follows (in thousands):

Trade accounts payable and other accrued expenses	$6,803
Payable to Sprint	13,656
Liability for rejected lease damages	2,294
Senior discount notes	206,724

$229,477

(5)    Reorganization Expense

        The following expenses are included in reorganization expense in the statement of operations for the year ended September 30, 2003 (in thousands):

Professional fees and other costs related to the reorganization	$8,409
Costs relating to the closing of 15 retail stores	2,033
Write-off of unamortized discounts and debt financing costs on senior discount notes	20,651

$31,093

        The Company has adjusted the liability for the senior discount notes to what the Company believes is the allowable claim amount under the indenture agreement governing these notes. This adjustment of $20.7 million included the write-off of the discount associated with the senior discount notes along with the related deferred financing costs.

(6)    Change in Accounting Principle

        In connection with the merger of the Company with AirGate (as discussed in Note 14), the Company changed its method of recognizing interest expense on its senior discount notes effective as of October 1, 2001. While the Company's previous method of accounting was in accordance with accounting principles generally accepted in the United States of America, the Company believed it was preferable in the circumstances because the new method recognizes interest on a yield basis over the term of the notes using the same methodology as its then parent, AirGate. This method of amortizing interest expense is also in accordance with accounting principles generally accepted in the United States of America.

        The cumulative effect of this change in accounting for the periods through September 30, 2001, was a reduction in the carrying value of the senior notes by $4.3 million along with a corresponding decrease in the Company's net loss. In accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes," the change in accounting has been reflected as a cumulative change in accounting principle effective as of October 1, 2001.

(7)    Sprint Agreements

        Under the Sprint agreements, Sprint provides the Company significant support services such as customer service, billing, long distance transport services, national network operations support, inventory logistics support, use of the Sprint and Sprint PCS brand name, national advertising, national distribution and product development. Additionally, the Company derives substantial roaming revenue when Sprint and other PCS Affiliates of Sprint's wireless customers incur minutes of use in the Company's territories and incurs expense to Sprint and to other PCS Affiliates of Sprint's when the Company's customers incur minutes of use in Sprint and other PCS Affiliates of Sprint's territories. The expense is recorded in the cost of service and roaming and in the selling and marketing detail lines within the statement of operations. Cost of service and roaming transactions with Sprint include the 8% affiliation fee, long distance, roaming expenses, billing support and customer care support. Cost of equipment relates to inventory sold by the Company that was purchased from Sprint under the Sprint agreements. Selling and marketing transactions relate to subsidized costs on wireless handsets and commissions under Sprint's national distribution program. Amounts relating to the Sprint agreements for the years ended September 30, 2003, and September 30, 2002, and the nine months ended September 30, 2001, are as follows (dollars in thousands):

	For the Year Ended September 30, 2003	For the Year Ended September 30, 2002	For the Nine Months Ended September 30, 2001
Amounts included in the Consolidated Statements of Operations:
Service revenue	$145,249	$116,187	$47,180

Roaming revenue	$44,220	$47,303	$25,309

Cost of service and roaming:
Roaming	$30,672	$35,101	$19,725
Customer service	18,897	17,692	7,373
Affiliation fees	10,993	9,312	3,779
Long distance	8,185	9,190	3,779
Other	12,138	7,840	3,484

Total cost of service and roaming	$80,885	$79,135	$38,140

Cost of equipment	$11,797	$20,484	$14,275

Selling and marketing	$9,234	$13,187	$6,937

	September 30, 2003	September 30, 2002
Amounts included in the Consolidated Balance Sheets:
Receivable from Sprint	$6,482	$16,596
Inventories	600	2,597
Payable to Sprint—not subject to compromise	15,262	35,600
Payable to Sprint—subject to compromise (see Note 4)	13,656	—

(8)    Reliance on Data and Services Provided by Sprint

        Sprint is a service provider for a significant portion of technical, marketing and administrative functions. These functions include billing, customer care, credit and collections, network operations support, inventory logistics handling, long distance transport and marketing and design of the products and services the Company sells. In addition, Sprint collects payments from customers, and according to the terms of the Sprint agreements, remits to the Company its percentage of these revenues, net of the 8% affiliation fee.

        For the years ended September 30, 2003 and 2002 and the nine months ended September 30, 2001, 98%, 96% and 94%, respectively, of the Company's revenue was derived from data provided by Sprint. Of the Company's cost of service and roaming, 62%, 62% and 63% for the years ended September 30,

2003 and 2002 and the nine months ended September 30, 2001, respectively, was derived from data provided by Sprint. The Company reviews all charges from Sprint and disputes certain of these charges in cases where the Company does not receive enough supporting detail to validate the charges or it does not believe Sprint can charge the Company for certain expenses under the terms of the Sprint agreements. At September 30, 2003, the Company had disputed charges totaling $5.9 million, of which $2.3 million were subject to compromise. $0.8 million of charges were in dispute with Sprint at September 30, 2002. The Company believes the accompanying financial statements adequately reflect its obligations that may be due to Sprint for these disputed charges.

(9)    Amendments to Sprint Agreement

        On March 8, 2000, the Company entered into an amendment to the Sprint PCS agreements to expand its service area to include 20 basic trading areas ("BTAs") located in Michigan, Iowa and Nebraska (the "Expansion"). In connection with the Expansion, the Company agreed to purchase certain network assets under construction in four BTAs in Michigan, for a purchase price to be determined on the closing date based upon the assets to be purchased and the stage of completion of those assets as of the closing date. In addition, in connection with the Expansion, the Company was granted an option, exercisable by the Company at any time prior to January 31, 2001, to add the Iowa City and Cedar Rapids, Iowa BTAs to its service area. As consideration to be the exclusive provider of Sprint PCS services in the Expansion territory, the Company committed to grant to Sprint PCS a warrant to acquire 2% of the equity of the Company at the earliest of July 15, 2000, the closing of an initial public offering, or the consummation of a private placement of equity in an amount equal to at least $70.0 million. In connection with the closing of the sale of the convertible preferred stock discussed in Note 20, the Company issued Sprint PCS a warrant to acquire 1,151,938 shares of common stock of the Company on July 12, 2000 at an exercise price of $4.95 per share. The warrants are exercisable by Sprint PCS beginning on or after July 15, 2001 and expiring on July 15, 2007. The fair value of the warrants, as determined using the Black-Scholes model, was approximately $9.1 million and was recorded as an increase to paid in capital with a corresponding amount recorded as an intangible asset representing the right to be the exclusive provider of Sprint PCS services in the Expansion territory. Such intangible asset is being amortized over a life of 18.5 years, which is the remaining term of the Sprint PCS agreement at the date the warrants were issued. Upon the merger with AirGate, AirGate assumed the warrants previously issued by iPCS to Sprint. At September 30, 2002, this intangible asset was impaired to a zero carrying value (see Note 15).

        Also, on July 12, 2000, the Company purchased the assets under construction in Michigan from Sprint PCS for approximately $12.7 million. The Company allocated approximately $9.2 million of the purchase price to property based on the fair value of the assets acquired, with the excess amount of $3.5 million allocated to the intangible asset representing the right to be the exclusive provider of Sprint PCS services in Michigan. The intangible asset is being amortized over a life of 18.5 years, which is the remaining term of the Sprint PCS agreement at the date the assets were acquired. At September 30, 2002, this intangible asset was also impaired to a zero carrying value (see Note 15).

        On January 10, 2001, the Company exercised its option to purchase from Sprint PCS certain telecommunications equipment and retail store assets and inventory located in the Iowa City and Cedar

Rapids, Iowa markets. Concurrently with the closing, the Sprint Management Agreement which sets forth the terms of the Company's long-term affiliation with Sprint was amended to reflect the expansion of the Company's territory to include these two additional Iowa markets which included approximately 14,000 customers. The Company closed on this transaction on February 28, 2001 and paid approximately $31.7 million for these two markets. The Company has accounted for this business combination using the purchase method (see Note 15).

(10)    Property and Equipment

        During the year ended September 30, 2002, the Company determined an impairment analysis was necessary due to significant adverse changes to the business plan for the Company as well as a generally weak secondary market for telecommunications equipment. Based on the estimated fair value of the reporting group, the Company recorded an impairment charge of approximately $29.4 million associated with property and equipment (principally network assets). No additional impairment was necessary at September 30, 2003.

        Property and equipment consists of the following at September 30, 2003 and 2002 (dollars in thousands):

	September 30, 2003	September 30, 2002
Network assets	$247,834	$230,441
Computer equipment	4,645	4,009
Furniture, fixtures, and office equipment	4,175	3,975
Vehicles	939	953
Construction in progress	5,335	16,685

Total property and equipment	262,928	256,063
Less accumulated depreciation and amortization	(92,308)	(55,328)

Total property and equipment, net	$170,620	$200,735

        The following is a summary of property and equipment under capital leases included in the accompanying consolidated balance sheets as follows (in thousands):

	September 30, 2003	September 30, 2002
Network assets	$355	$571
Office equipment	—	26

	355	597
Less accumulated depreciation	(45)	(43)

	$310	$554

(11)    Long-Term Debt and Capital Lease Obligations

        Long-term debt consists of the following at September 30, 2003 and 2002 (dollars in thousands):

	September 30, 2003	September 30, 2002
Senior credit facility	$127,711	$130,000
Senior discount notes	206,724	179,974
Capital lease obligations	410	568

Total long-term debt and capital lease obligations	334,845	310,542
Less: current portion	127,715	309,978
Less: debt subject to compromise (see Note 4)	206,724	—

Long-term debt and capital lease obligations, excluding current maturities	$406	$564

        As of September 30, 2003, future minimum capital lease payments are as follows (in thousands):

Year	Capital Lease Obligations
2004	$56
2005	59
2006	61
2007	63
2008	66
Thereafter	608

Net minimum payments	913
Less amount representing interest and unaccreted discount	(503)

Present value of net minimum payments	410
Less current maturities	(4)

Capital lease obligations, excluding current maturities	$406

Senior Credit Facility

        On July 12, 2000, the Company entered into an amended and restated credit facility with Toronto Dominion (Texas), Inc. and GE Capital Corporation for a $140.0 million senior credit facility ("senior credit facility"). The senior credit facility permits the Company to borrow up to $140.0 million through two tranches (Tranche A—$90.0 million and Tranche B—$50.0 million) subject to a borrowing base limitation that is an amount equal to 100% of the gross book value of all the property and equipment owned by the Company. The senior credit facility contains certain financial ratios and other financial conditions and is collateralized by all of the Company's assets and assignment of the Sprint PCS Agreements.

        The senior credit facility contains ongoing financial covenants, including reaching defined subscriber levels, maximum annual spending on capital expenditures, attaining minimum subscriber revenues and certain levels of earnings before interest, taxes and depreciation and amortization

("EBITDA"), and maintaining certain leverage and other ratios such as debt to total capitalization, debt to EBITDA and EBITDA to fixed charges. The senior credit facility restricts the ability of iPCS and its subsidiaries to: create liens; incur indebtedness; make certain payments, including payments of dividends and distributions in respect of capital stock; consolidate, merge and sell assets; engage in certain transactions with affiliates; and fundamentally change its business. As of December 31, 2002, the Company was in default of certain of these covenants. As a result, all amounts under the senior credit facility have been classified as a current liability in the accompanying consolidated balance sheet at September 30, 2002 and September 30, 2003.

        Commencing March 31, 2004, and on the last day of each calendar quarter ending during the periods set forth below, the Tranche A commitment as of March 30, 2004 is automatically and permanently reduced by the percentage amount set forth below for the quarters indicated:

  •
  for the four quarters commencing with the fiscal quarter ending March 31, 2004, 2.50% per quarter;

  •
  for quarters five through eight, 3.75% per quarter;

  •
  for quarters nine through sixteen, 6.25% per quarter; and

  •
  for the last two quarters, 12.50% per quarter.

        Commencing March 31, 2004, the Company must begin to repay, in quarterly installments, the principal on all borrowings outstanding as of March 30, 2004 made under the Tranche B commitment. A fixed percentage on all Tranche B borrowings is due each quarter as follows:

  •
  for the first four quarters commencing with fiscal quarter ending March 31, 2004, 2.50% of the principal balance of the loan is due per quarter;

  •
  for quarters five through eight, 3.75% per quarter;

  •
  for quarters nine through sixteen, 6.25% per quarter; and

  •
  for the last two quarters, 12.50% per quarter.

        Any principal that has not been paid by the maturity date, June 30, 2008, is due at that time. The Company may voluntarily prepay any of the loans at any time. Tranche A permits reborrowings on a revolving basis but amounts repaid under Tranche B may not be reborrowed. From the date of the senior secured credit agreement through and including the date on which EBITDA is greater than zero for two consecutive fiscal quarters, the Company may borrow money at the lesser of either: A base rate loan with an interest rate equal to 2.75% plus the higher of a) the prime rate of the Toronto-Dominion Bank, New York Branch or b) the federal funds effective rate plus 0.5%; or a Eurodollar loan with an interest rate equal to the London interbank offered rate ("LIBOR") plus 3.75%. After the date of which EBITDA is greater than zero for two consecutive fiscal quarters, the base rate margin will range from 2.75% to 2.25% and the Eurodollar loan margin will range from 3.75% to 3.25%, depending upon the leverage ratio as of the most recently ended fiscal quarter. Under the terms of the agreement, while in default, the interest rate applicable is the prime base rate plus an additional 2%. As part of the amended cash collateral order, as discussed in Note 3, the senior lenders agreed to charge interest at the prime base rate only. At September 30, 2003 and 2002, the interest rate was 6.75% and 5.7%, respectively.

        The Company was required to maintain in full force and effect through the maturity date one or more interest rate protection agreements (i.e. swap, cap, collar or similar agreement) for a period of three years or the date ending on the earlier to occur of the maturity date or the date upon which all of the loans have been paid in full or have terminated or expired, to fix or place a limit upon a rate of interest with respect to not less than an aggregate notional amount equal to 50% of the aggregate principal amount of senior credit facility debt that does not have a fixed interest rate until the senior credit facility was amended on February 23, 2001. The amended senior credit facility expanded the requirement of the Company to fix or place a limit upon a rate of interest with respect to not less than 50% of the Company's total outstanding debt. On January 12, 2001, the Company entered into an interest rate cap agreement with a counter party for a notional amount of $12.5 million to manage the interest rate risk on the Company's variable rate debt. The agreement expires in three years and caps the three-month LIBOR interest rate at 7.25%. Losses recorded related to the interest rate cap for the years ended September 30, 2003 and 2002 and the nine months ended September 30, 2001 were immaterial.

        As a condition of the senior credit facility, Sprint PCS has entered into a consent and agreement with the lenders that modifies Sprint PCS' rights and remedies under its management agreement with the Company. Among other things, Sprint PCS consented to the pledge of substantially all of the Company's assets, including the management agreement, to the lenders. In addition, Sprint PCS may not terminate the management agreement with the Company and must maintain 10 MHz of PCS spectrum in the Company's markets until the senior credit facility is satisfied or the Company's assets are sold pursuant to the terms of the consent and assignment with the lenders.

        Following the merger with AirGate, the Company proposed a new business plan for fiscal year 2002 which would have violated the EBITDA loss covenants of the senior credit facility in the second half of the fiscal year 2002. On February 14, 2002, iPCS entered into an amendment, which provided relief under the EBITDA covenant and modified certain other requirements. The senior credit facility was amended again on November 1, 2002, reducing the availability of the senior credit facility by $10.0 million to $130.0 million. In exchange, iPCS' liquidity covenant was waived, as well as the minimum subscriber covenant at December 31, 2002.

Senior Discount Notes

        On July 12, 2000, the Company issued 300,000 units consisting of $300.0 million 14% senior discount notes due July 15, 2010 (the "Notes") and warrants to purchase 2,982,699 shares of common stock at an exercise price of $5.50 per share. The warrants become exercisable at any time after July 15, 2001 for a period of ten years from the date of issuance. The Notes were issued at a substantial discount such that the Company received gross proceeds from the issuance of the units of approximately $152.3 million. On July 15, 2005, the Company will begin incurring cash interest on the principal amount of the Notes at the rate of 14% per annum, compounded semi-annually, payable beginning January 15, 2006, and on each January 15 and July 15 thereafter. The Company is amortizing the discount on the Notes as interest expense over the period from date of issuance to the maturity date utilizing the effective interest method. For the years ended September 30, 2003 and 2002, the Company recorded approximately $4.5 million and $10.0 million as interest expense related to the amortization of the discount. In addition, the Company has recorded accrued interest of approximately $6.4 million and $14.3 million at September 30, 2003 and 2002 utilizing the effective interest method. The Company allocated approximately $24.9 million to the fair value of the warrants, as determined by using the Black-Scholes model, and recorded a discount on the Notes, which is being recognized as interest expense over the period from date of issuance to the maturity date. For the years ended September 30, 2003 and September 30, 2002, the Company recorded approximately $0.8 million and $1.7 million, respectively, as interest expense related to the amortization of the value of the warrants. Upon the merger with AirGate, AirGate assumed the warrants previously issued by iPCS. As discussed in Note 3, during 2003 the Company has adjusted the liability for the senior discount notes to what the Company believes is the allowable claim amount under the indenture governing these Notes. This adjustment included the write-off of the discount associated with the Notes along with the related deferred financing costs. These adjustments totaling $20.7 million are included in reorganization expense for the year ended September 30, 2003. Subsequent to the date of the Filing, the Company no longer records interest expense related to the Notes.

        During the first 36 months, the Company may redeem up to 35% of the Accreted Value of the Notes (as defined in the indenture) at a redemption price of 114% with the net cash proceeds of one or more equity offerings excluding the first $70.0 million of equity offerings. After July 15, 2005, the Notes may be redeemed at a price of 107% beginning in 2005, 105% beginning in 2006, 102% beginning in 2007 and 100% thereafter. Upon a change in control as defined in the indenture, the Company is required to make an offer to purchase the Notes at a price equal to 101% of the Accreted Value of Notes on any purchase date prior to July 15, 2005 or 101% of the aggregate principal amount therefore, plus accrued and unpaid interest and Liquidated Damages (as defined in the indenture), if any, to the date of purchase if on or after July 15, 2005.

        The Notes are a general unsecured obligation, subordinated in right of payment to all senior debt, including all obligations under the senior credit facility. The Notes contain covenants which restrict the Company's ability to incur additional indebtedness, pay dividends, merge, dispose of its assets, and certain other matters as defined in the indenture. As of December 31, 2002, iPCS was in default of certain of these covenants and the entire balance outstanding for the Notes at September 30, 2002 was classified as a current liability. As of September 30, 2003, the entire balance was subject to compromise.

(12)    Fair Value of Financial Instruments

        Fair value estimates and assumptions and methods used to estimate the fair value of the Company's financial instruments are made in accordance with the requirements of SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The Company has used available information to derive its estimates. However, because these estimates are made as of a specific point in time, they are not necessarily indicative of amounts the Company could realize currently. The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts (dollars in thousands).

	September 30, 2003			September 30, 2002
	Carrying amount	Estimated fair value		Carrying Amount	Estimated fair value
Cash and cash equivalents (a)	$17,654	$17,654		$27,588	$27,588
Accounts receivable, net (a)	15,553	15,553		13,882	13,882
Receivable from Sprint PCS (a)	6,482	6,482		16,596	16,596
Accounts payable (a)	1,325	1,325		8,348	8,348
Accrued expenses (a)	8,837	8,837		10,508	10,508
Payable to Sprint PCS (a)	15,262	15,262		35,600	35,600
Senior credit facility (b)	127,711	127,711		130,000	81,250
Senior discount notes	206,724	(b	)	179,974	15,000

(a)
The carrying amounts of cash and cash equivalents, accounts receivable, receivable from Sprint PCS, accounts payable, accrued expenses and payable to Sprint PCS are a reasonable estimate of their fair value due to the short-term nature of the instruments.

(b)
At September 30, 2003, long-term debt comprises the senior credit facility and the senior discount notes. There is a limited active market for the loans under the senior credit facility; however, management believes the carrying value at September 30, 2003 is a reasonable estimate of its fair value and has increased since September 30, 2002, given the changes made to its business plan since the Company's filing of Chapter 11 on February 23, 2003. The fair value of the senior discount notes is stated at quoted market value as of September 30, 2002. Amounts outstanding under the senior discount notes are included in liabilities subject to compromise due to the Filing and as a result the fair value could not be estimated at September 30, 2003.

(13)    Income Taxes

        The income tax (expense) benefit for the period differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 35% as set forth below:

	For the Year Ended September 30, 2003	For the Year Ended September 30, 2002	For the Nine Months Ended September 30, 2001
U.S. Federal statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal tax benefit	5.00	5.00	5.00
Nondeductible interest associated with senior discount notes	(2.66)	(1.25)	(2.98)
Nondeductible stock option and executive compensation	—	(1.76)	—
Nondeductible fees associated with merger		(0.79)	(1.15)
Cumulative effect of change in accounting principle	—	0.33	—
Other permanent nondeductible items	—	(1.98)	(0.19)
Change in valuation allowance for deferred tax assets	(37.34)	(34.55)	(35.68)

Effective tax rate	0.00%	0.00%	0.00%

        The tax effects of significant temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	September 30, 2003	September 30, 2002
Deferred tax assets:
Accrued liabilities	$996	$1,086
Deferred transaction costs	191	368
Compensation expense	1,662	1,662
Interest expense associated with senior discount notes	19,611	9,844
Deferred gain on tower sales	2,769	3,315
Net operating loss carryforwards	95,396	69,252
Allowance for bad debts	959	1,752
Property, equipment and intangible assets	—	7,809

Total gross deferred tax assets	121,584	95,088
Less valuation allowance	(120,665)	(95,055)

Deferred tax assets	919	33

Property, equipment and intangible assets	3	—
Deferred tax liabilities—other	916	33

Deferred tax liabilities	919	33

Net deferred tax assets	$—	$—

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. No benefit for federal income taxes has been recorded for the periods ended September 30, 2003, 2002 or 2001 as the net deferred tax asset generated, primarily from temporary differences related to the net operating loss, was offset by a full valuation allowance because it is not considered more likely than not that these benefits will be realized due to the Company's losses since inception.

        During 2004, the Company is expected to adopt the plan of reorganization ("Plan") and emerge from bankruptcy. The Company will realize substantial cancellation of debt, or "COD," income as a result of the implementation of the Plan. Because the Company will be a debtor in a bankruptcy case at the time it realizes the COD income, it will not be required to include such COD income in its taxable income for federal income tax purposes. Instead, the Company will be required to reduce certain of its tax attributes by the amount of COD income so excluded.

        An "ownership change" (as defined in Internal Revenue Code Section 382 ("Section 382")) occurred on November 30, 2001, in connection with the merger with AirGate and will occur with respect to the Company's stock in connection with the Plan. An ownership change generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation's stock by more than 50 percentage points in the shorter of any three-year period or the period beginning the day after the day of the last ownership change. Section 382 will limit the Company's future ability to utilize any remaining NOLs generated before the ownership change and certain subsequently recognized "built-in" losses and deductions, if any, existing as of the date of the ownership change. The Company's ability to utilize new NOLs arising after the ownership change will not be affected. At September 30, 2003, the Company has net operating loss carryforwards for federal income tax purposes of approximately $244.6 million which are available to offset future taxable income through 2023. The utilization of approximately $102.0 million of such net operating loss carryforwards are limited as a result of the ownership change in connection with the merger with AirGate. The amount of this annual limitation is approximately $37.2 million. During the period from November 30, 2001 through October 17, 2003, the financial information of iPCS is included in AirGate's consolidated income tax returns. Accordingly, the Company's net operating loss carryforwards may be used to offset AirGate's taxable income in 2004, subject to the Internal Revenue Service's net operating loss utilization ordering rules.

(14)    Merger with AirGate PCS, Inc.

        On August 28, 2001, the Company signed an agreement and plan of merger with AirGate, a Sprint PCS network partner, pursuant to which a subsidiary of AirGate and the Company combined in a tax-free stock for stock transaction on November 30, 2001. In connection with the merger, AirGate issued to the former stockholders of iPCS approximately 12.4 million shares of AirGate common stock and assumed options and warrants to purchase approximately 1.1 million shares of AirGate common stock. At the effective time of the merger, each issued and outstanding share of the Company's common stock was converted into the right to receive approximately 0.1594 of a share of AirGate common stock, referred to as the exchange ratio. All shares of the Company's preferred stock were converted into the Company's common stock immediately prior to the effective time of the merger. Upon the conversion of existing iPCS common stock into AirGate common stock, the Company issued 1,000 shares of new common stock to AirGate. At the effective time of the merger, AirGate assumed each unexpired and unexercised option and warrant to purchase shares of the Company's common stock and converted it into an option or warrant to purchase AirGate common stock based on one share of the Company's common stock equal to the exchange ratio of AirGate's common stock. In addition, the exercise price per share of AirGate common stock issuable under each converted option or converted warrant was equal to the per share exercise price of the Company option or warrant divided by the exchange ratio. The options became fully vested at the time of the merger and the warrants assumed by AirGate will remain subject to the terms and conditions set forth in the applicable warrant agreement.

        In connection with the merger with AirGate, the Company incurred expenses in the year ended September 30, 2002 totaling $18.4 million, which primarily included $8.1 million of change of control payments for seven employees of the Company with employment agreements, and $9.0 million for professional and advisory expenses. For the nine months ended September 30, 2001, the Company incurred $2.4 million of merger-related expenses, which consisted mostly of professional and advisory expenses. These consolidated financial statements do not reflect any push-down accounting entries as a result of the merger.

(15)    Goodwill and Intangible Assets

        On January 10, 2001, the Company exercised its option to purchase from Sprint certain telecommunications equipment and retail store assets located in the Iowa City and Cedar Rapids, Iowa markets. Concurrently with the closing, the Sprint management agreement, which set forth the terms of the Company's long-term affiliation with Sprint, was amended to reflect the expansion of the Company's territory to include these two additional Iowa markets. The Company closed on this transaction on February 28, 2001 and paid approximately $31.7 million for these two markets. The Company accounted for this business combination using the purchase method. During the three months ended March 31, 2002, the Company obtained the services of a nationally recognized appraisal firm to provide a final purchase price allocation. The final purchase price allocation assigned approximately $14.1 million to the right to provide service under the Sprint agreements, $5.8 million to the purchased customer base, $8.1 million to goodwill, $2.9 million to property, plant and equipment and $0.8 million to trade receivables.

        The wireless telecommunications industry has experienced significant declines in market capitalization throughout most of 2002 and 2003. These significant declines in market capitalization resulted from concerns surrounding anticipated weakness in future subscriber growth, increased subscriber churn, lower average revenue per user (ARPU) and liquidity concerns. As a result of these industry trends, iPCS' parent company, AirGate, experienced significant declines in its market capitalization subsequent to its merger with the Company. Additionally, there have been significant adverse changes to the business plan for the Company. These changes include reduced new subscriber additions, lower ARPU, increased service and pass through costs from Sprint and lower roaming margins from Sprint. Wireless industry acquisitions subsequent to the merger with AirGate have been valued substantially lower on a price per population and price per subscriber basis. As a result of these transactions and industry trends, the fair value of its assets had been reduced. In accordance with SFAS No. 142, the Company recorded a goodwill impairment charge of $8.1 million during the year ended September 30, 2002. Also, during the year ended September 30, 2002, the Company recorded an intangible asset impairment of $23.6 million associated with the Company's right to provide service under the Sprint agreements and the acquired subscriber base as discussed above.

        The amortization of intangible assets for the year ended September 30, 2003, the year ended September 30, 2002, and the nine months ended September 30, 2001 was $3.3 million, $3.9 million and $1.5 million, respectively. The amortization period, gross carrying amount, impairments, accumulated amortization and net carrying amount of intangible assets at September 30, 2003 and 2002, are as follows (dollars in thousands):

	2003
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairments	Net Carrying Value
Amortized intangible assets:
Right to provide service under the Sprint agreements in Iowa, Nebraska and Michigan markets	240 months	$2,553	$(2,553)	$—	$—
Right to provide service under the Sprint warrant agreements issued for Iowa, Nebraska and Michigan markets	240 months	1,092	(1,092)	—	—
Acquired customer base—Iowa markets	30 months	5,321	(5,321)	—	—

Total		$8,966	$(8,966)	$—	$—

	2002
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairments	Net Carrying Value
Amortized intangible assets:
Right to provide service under the Sprint agreements in Iowa, Nebraska and Michigan markets	240 months	$17,645	$(2,553)	$(15,092)	$—
Right to provide service under the Sprint warrant agreements issued for Iowa, Nebraska and Michigan markets	240 months	9,147	(1,092)	(8,055)	—
Acquired customer base—Iowa markets	30 months	5,800	(2,047)	(479)	3,274

Total		$32,592	$(5,692)	$(23,626)	$3,274

(16)    Loss on Disposal of Property and Equipment

        As a result of the Company's merger with AirGate, management committed to a new business plan with respect to the Company's network build-out and selling and marketing organizational structure. Accordingly, the carrying value of property and equipment associated with identified locations affected by the committed to business plans were adjusted to their fair value. These adjustments to fair value resulted in loss on disposal of assets of approximately $6.3 million for the year ended September 30, 2002. For the year ended September 30, 2002, approximately $1.7 million of lease obligations costs were included in general and administrative costs, which represent the lease obligation associated with the exit of these locations.

(17)    Tower Sales

        On May 28, 1999, the Company signed a tower sale and leaseback agreement with American Tower Corporation ("American Tower"). Under the agreement, the Company was to locate sites, develop and construct between 60 and 80 wireless communication towers and then sell the towers to American Tower. The term of this agreement was to expire at the earlier of the final tower sale or December 31, 2000. In November 2000, the agreement was amended to extend the expiration date to February 28, 2001 for the sale of the first 80 towers and to increase the sale price from $250,000 to $272,000 for any tower with an extendable height of 249 feet.

        In 1999, American Tower advanced $2.0 million to the Company for the purchases of the 53rd through 60th towers. If the Company did not construct and sell the required number of towers to American Tower by December 31, 2000, the Company was required to repay the advance plus accrued interest at 5%. The advance on tower sales of $2.0 million at December 31, 1999 was reduced to zero because the 53rd through 60th were sold by November 21, 2000.

        For the period ended December 31, 1999, 18 towers were sold to American Tower for $4.5 million in cash, resulting in a gain of $1.9 million, of which approximately $0.2 million was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction to rental expense over the initial lease term of ten years.

        During the year ended December 31, 2000, 55 towers were sold to American Tower for approximately $14.0 million, of which approximately $12.0 million was received in cash and $2.0 million represented a reduction in the advance on tower sales. These tower sales resulted in a gain of approximately $5.4 million, of which approximately $0.8 million was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction to rental expense over the initial lease term of ten years.

        On January 2, 2001, 12 towers were sold to American Tower for approximately $3.4 million, resulting in a gain of approximately $1.6 million of which approximately $0.5 million was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction to rental expense over the initial lease term of ten years. The sale of the first seven towers in this transaction satisfied the terms of the agreement signed in 1999. The remaining five towers were sold as individual tower sales to American Tower.

        On June 29, 2001, the Company signed a tower sale and leaseback agreement with Trinity Towers Wireless, Inc. ("Trinity"). The Company has constructed wireless communication towers, which it agreed to sell and lease back a portion of these towers from Trinity. The agreement expired on December 31, 2001.

        On June 29, 2001, the Company sold sixteen towers to Trinity for approximately $4.8 million, resulting in a gain of approximately $2.1 million of which approximately $1.0 million was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction to rental expense over the initial lease term of five years.

        Upon the sale of a tower, the Company historically leases a portion, generally one-third, of the tower to collocate antennas and other network communication equipment. The leases are operating leases with initial terms between five and ten years.

(18)    Deferred Rent

        On December 29, 2000, the Company signed a build-to-suit agreement with Trinity whereby the Company agreed to locate and obtain ground leases for tower sites and deliver assignments of these leases to Trinity for at least 75 towers located in Iowa and Nebraska. Trinity agreed to reimburse the Company for site acquisition and development costs, build a tower at these sites, and purchase the site at the time of the commencement of the tower lease with Trinity.

        During the nine months ended September 30, 2001, the Company entered into tower leases for 46 sites under this agreement. The Company received approximately $2.4 million from Trinity and recorded this amount as deferred tower rent that is being amortized as a reduction to rental expense over the life of the initial tower lease term of five years.

(19)    Employee Benefits

        The Company has established a 401(k) plan (the "Plan") in which substantially all employees may participate. The Plan allows eligible employees to contribute up to 50% of their compensation and provides that the Company will make matching contributions of 100% up to the 4% of an employee's contribution. In addition, the Company may make discretionary contributions to the Plan. Company contributions to the Plan were approximately $178,000, $116,000 and $72,000 for the years ended September 30, 2003 and 2002 and the nine months ended September 30, 2001, respectively.

(20)    Redeemable Preferred Stock

        Contemporaneously with the issuance of the 300,000 units discussed in Note 11, the Company issued to an investor group 9,090,909 shares of Series A-1 convertible participating preferred stock ("Series A-1 preferred stock") at a purchase price of $5.50 per share, yielding gross proceeds of $50.0 million; net proceeds were approximately $46.4 million. On December 28, 2000, the Company issued to the same investor group 14,000,000 shares of Series A-2 convertible participating preferred stock ("Series A-2 preferred stock") at a purchase price of $5.00 per share, yielding gross proceeds of $70.0 million; net proceeds were approximately $65.8 million.

        The holders of Series A-1 preferred stock and Series A-2 preferred stock may, at their option, convert all or any such shares into shares of common stock. Each share of Series A-1 preferred stock and Series A-2 preferred stock automatically converts into common stock under certain conditions, including a public offering of securities with gross proceeds of $50 million or a change of control. The holders of Series A-1 preferred stock and Series A-2 preferred stock have the same voting rights as common stockholders. The Series A-1 preferred stock ranks senior to common stock and on parity with the Series A-2 preferred stock. In the event that the Company has not completed an initial public offering of common stock or consummated a business transaction meeting certain criteria by the fifth anniversary of the investment, the investor group has the right to request the Company to repurchase the Series A-1 preferred stock and Series A-2 preferred stock at fair market value, unless the Company's Board of Directors determines, in its sole discretion, that it is not in the Company's best interests to do so, whereupon the investor group would have the right to force a sale of the Company subject to the rights of Sprint and Sprint PCS under the Sprint PCS Agreements. The Series A-1 preferred stock and Series A-2 preferred stock have a mandatory redemption for cash at an amount equal to the stated value plus accrued dividends on July 12, 2011. The Company accretes the carrying value of the Series A-2 preferred stock and Series A-1 preferred stock (net of offering costs incurred) to the redemption amount by the effective interest method. During the year ended September 30, 2002, the Company recorded approximately $3.2 million of accretion on the Series A-1 preferred stock and approximately $4.0 million of accretion on the Series A-2 preferred stock. During the nine months ended September 30, 2001, the Company recorded approximately $0.2 million of accretion on the Series A-1 preferred stock and approximately $0.3 million of accretion on the Series A-2 preferred stock.

        The Company allocated the entire net proceeds received from the issuance of Series A-1 preferred stock of approximately $46.4 million to the beneficial conversion feature on the issuance of Series A-1 preferred stock in accordance with EITF Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios to Certain Convertible Instruments." The beneficial conversion feature was calculated at the issuance date of the Series A-1 preferred stock based on the difference between the conversion price of $5.50 per share and estimated fair value of the common stock at that date. This amount, however, was limited to the proceeds received from issuing the beneficial convertible security. As the Series A-1 preferred stock was immediately convertible, the Company also recorded accretion of approximately $46.4 million to additional paid-in capital.

        The Company allocated the entire net proceeds received from the issuance of the Series A-2 preferred stock of approximately $65.8 million to the Series A-2 preferred stock in accordance with EITF Issue No. 00-27, "Application of EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion, Features or Contingently Adjustable Conversion Ratios to Certain Convertible Instruments." No beneficial conversion feature was considered to exist due to the conversion price of the Series A-2 preferred stock at time of issuance exceeding the estimated fair value of the common stock at that date.

        The Series A-1 preferred stock and Series A-2 preferred stock bear cumulative dividends, whether or not declared, at the rate of 7.5% of the preferred liquidation preference per year and, when paid, shall be paid only in additional shares of preferred stock. Dividends accumulate and compound semi-annually. The preferred liquidation preference is equal to $5.50 (Series A-1) and $5.00 (Series A-2) per share plus any accrued but unpaid dividends on such share of preferred stock. Dividends on each share shall accrue on a daily basis and be cumulative from the date of original issue. During the year ended September 30, 2002, the Company recorded approximately $17.6 million of accrued dividends on Series A-1 preferred stock and $23.8 million of accrued dividends on Series A-2 preferred stock for accrued dividends up through July 12, 2005 as required under a change of control as discussed in the following paragraph. During the nine months ended September 30, 2001, the Company recorded approximately $2.9 million of accrued dividends on the Series A-1 preferred stock and approximately $4.0 million of accrued dividends on the Series A-2 preferred stock, as a charge to additional paid in capital.

        In addition to the 7.5% dividend, when and if the Board of Directors declares a dividend payable with respect to the then outstanding shares of common stock, the holders of the Series A-1 preferred stock and Series A-2 preferred stock shall be entitled to the amount of dividends per share as would be payable on the number of shares of common stock into which such shares of Series A-1 preferred stock and Series A-2 preferred stock could then be converted. Upon the occurrence of a change of control prior to July 12, 2005, the Company will be obligated to pay a special dividend to each holder of Series A-1 preferred stock and Series A-2 preferred stock (except as to any changes of control in connection with a business combination with a private company as to which the investor group waives its right to receive such dividend) in an amount equal to the amount of all unpaid dividends that would have been payable through July 12, 2005.

        At the time of the merger with AirGate PCS (See Note 14) on November 30, 2001, the Series A-1 and Series A-2 preferred stock was fully accreted and converted to common stock which was then converted into AirGate common stock.

(21)    Stock Compensation

        On July 11, 2000, the Board of Directors approved the amended and restated 2000 Long Term Incentive Stock Plan. Under the plan, the Company could grant stock options, stock appreciation rights, shares of common stock and performance units to employees, consultants and directors. The total number of shares of common stock that could be awarded under the plan was 6,500,000 shares, which could be increased on December 31 of each year beginning on December 31, 2000 by a number of shares equal to 1% of the number of shares then outstanding up to a maximum of 8,000,000 shares.

        On February 28, 2001, the Board of Directors approved options for members of management, employees and directors, with a grant date of January 1, 2001. The vesting period for these employee stock options begins on the later of the employee's hire date or January 1, 2001, and extends for four years. For directors, the vesting period begins on January 1, 2001, and extends for four years. During the nine months ended September 30, 2001, 1,427,750 options were granted at an exercise price of $4.65. On November 30, 2001, all outstanding stock options were exchanged for stock options to purchase AirGate stock as a result of the merger with AirGate (see Note 14).

        The following is a summary of options outstanding and exercisable:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000:	1,590,000	$5.52
Granted	1,427,750	4.65
Exercised	—	—
Forfeited	(12,499)	5.30

Outstanding at September 30, 2001	3,005,251	$5.11

Exchanged for AirGate stock options as a result of the merger with AirGate	(3,005,251)

Outstanding at September 30, 2002	—

        The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for its employee and director stock options. Compensation expense is determined as the excess of the fair value of the Company's common stock at date of grant over the exercise price. Based upon the then expected offering price of a planned initial public offering, the Company recognized total unearned compensation expense of approximately $8.3 million related to the grants made in July 2000. This amount was being amortized as compensation expense over the vesting period of the options, which begins on the employee's date of hire and extends for four years. For directors and all future grants to employees, the vesting period begins on the date of grant and extends for four years. As a result of the merger with AirGate, the options fully vested on November 30, 2001 and the remaining amount of unearned compensation relating to these options was recognized at this time. Total non-cash compensation expense related to such options was approximately $4.0 million and $1.5 million, respectively, for the year ended September 30, 2002 and the nine months ended September 30, 2001. There was no compensation expense recorded for the grants made to employees and directors during the nine months ended September 30, 2001 since the exercise price was equal to the estimated fair value of the Company's common stock. Subsequent to the merger with AirGate, all options for AirGate common stock granted to employees of the Company were at an exercise price equal to fair value on the date of the grant; therefore, no compensation expense was recorded.

        If compensation expense for the stock option grants had been determined based on fair value at the grant date consistent with the requirements of SFAS No. 123, "Accounting for Stock Based

Compensation," ("SFAS No. 123") the Company's net loss applicable to common stockholders and net loss per share would have been the pro forma amounts indicated below:

	Year Ended September 30, 2002	Nine Months Ended September 30, 2001
Net loss applicable to common stockholders (in thousands):
As reported	$(226,897)	$(68,127)
Add recorded noncash compensation	3,985	1,530
Less noncash compensation in accordance with SFAS No. 123	(10,645)	(3,081)

Pro forma	$(233,557)	$(69,678)

        The Company's calculation of fair value of the options was made using the Black-Scholes model with the following assumptions:

Nine Months Ended September 30, 2001
Risk free interest rate	5.2%
Dividend yield	0%
Expected life in years	4
Volatility	100%

        Subsequent to November 30, 2001, the number of AirGate options granted to employees of the Company and the pro forma compensation expense calculated in accordance with SFAS No. 123 were deemed immaterial.

(22)    Related Party Transactions

  (a)    AirGate Service Company

        AirGate Service Company, Inc. ("ServiceCo") was formed in April 2002 to provide management services to both AirGate and the Company. ServiceCo is a wholly owned restricted, subsidiary of AirGate. ServiceCo expenses are allocated between AirGate and the Company based on the percentage of subscribers each contribute to the total number of subscribers. At September 30, 2002, the Company's percentage of total subscribers was 38%.

        On January 27, 2003, the Company hired Timothy Yager, its CEO prior to the merger with AirGate, as chief restructuring officer. In order to facilitate the transition of management services from ServiceCo to the Company, an amendment to the ServiceCo agreement was signed on February 21, 2003. This amendment allowed the Company to cancel ServiceCo services with 30 days' notice. The Company began canceling services as of March 31, 2003, and by September 30, 2003, all services provided by ServiceCo had been cancelled. For the years ended September 30, 2003, and 2002, the Company incurred net expenses of $3.0 million and $1.7 million, respectively, to ServiceCo.

        The Company has completed transactions in the normal course of business with AirGate. These transactions include roaming revenue and expenses, inventory purchases and sales and purchases and sales of network operating equipment, as further described below.

        In the normal course of business under the Company's Sprint agreements, the Company's subscribers incur minutes of use in AirGate's territory which results in roaming expense for the Company. Likewise, AirGate's customers incur minutes of use in the Company's territory resulting in roaming revenue. Roaming revenue received from AirGate, and roaming expense incurred by the Company in AirGate's territory for the period October 1, 2002 through February 23, 2003 was $0.4 million and $0.6 million, respectively. Roaming revenue received from AirGate and roaming expense incurred by the company in AirGate's territory were both $0.4 million for the year ended September 30, 2002. The reciprocal roaming rate charged and other terms are established under the Company's Sprint agreements.

        For the year ended September 30, 2003, the Company sold $0.3 million of handsets to AirGate. For the year ended September 30, 2002, the Company purchased $0.1 million of handsets from AirGate, and sold $0.2 million of handsets to AirGate. At September 30, 2003 and 2002, there was no inventory on hand related to these purchases from AirGate.

        For the year ended September 30, 2002, the Company sold at fair value approximately $0.7 million of network operating equipment to AirGate and purchased at fair value approximately $0.2 million of network operating equipment from AirGate.

        Management believes the terms and conditions of each of the transactions described above are comparable to those that could have been obtained in transactions with unrelated parties.

  (b)    YMS Services

        As discussed above, at the request of the senior lenders and the majority holders of the senior discount notes, on January 27, 2003, the Company signed a restructuring management services agreement with YMS Management, L.L.C. to perform restructuring management services for the Company and to appoint a Chief Restructuring Officer ("CRO"). The Company appointed Timothy Yager as CRO at the time the agreement was signed. As terms of this agreement, YMS receives a weekly fee of $15,000, plus reimbursement for reasonable administrative expenses plus a success fee, as defined in the agreement. During the year ended September 30, 2003, the Company incurred expenses of $0.6 million to YMS Management, L.L.C.

(23)    Commitments and Contingencies

  (a)    Operating Leases

        The Company is obligated under non-cancelable operating lease agreements for offices, stores, network operating space and cell sites. These commitments do not include any amounts owed for rejection damages included in liabilities subject to compromise. At September 30, 2003, the future minimum annual lease payments under these agreements are as follows (in thousands):

September 30,
2004	$11,831
2005	10,953
2006	8,294
2007	6,162
2008	5,383
Thereafter	11,900

Total	$54,523

        Rent expense was approximately $11.9 million, $11.3 million and $5.8 million, respectively for the year ended September 30, 2003, for the year ended September 30, 2002 and for the nine months ended September 30, 2001.

  (b)    Litigation

        As a result of the Company's Chapter 11 filing, an automatic stay was imposed against the commencement of legal proceedings against the Company outside of Bankruptcy Court.

        As discussed in Note 3, on February 23, 2003, the Company filed a complaint in Bankruptcy Court against Sprint Corporation, Sprint Spectrum, L.P., WirelessCo, L.P. and SprintCom, Inc. alleging Sprint had breached the Sprint agreements. Prior to the filing of the complaint, the Company declared an event of termination and exercised its right to demand that Sprint buy the Company for 88% of its business value. Sprint has asserted that there has been no breach of contract and therefore the "put" demand was legally ineffective. To date Sprint and the Company have responded to initial discovery requests.

        Subsequent to the date of the Company's complaint against Sprint, Toronto Dominion, as the Administrative Agent for the Company's senior credit facility, and the official committee of the unsecured creditors of the Company have filed actions against Sprint. In addition, two other Sprint affiliates have filed complaints against Sprint. Because of the multiple lawsuits filed in four different federal courts, on September 25, 2003, Sprint filed a motion before the multi-district litigation ("MDL") judicial panel to transfer and consolidate the five suits against Sprint. A hearing was held before the MDL panel on January 29, 2004 and on February 12, 2004, the panel denied Sprint's request.

        On October 1, 2003, AT&T filed an administrative claim in the amount of $5.1 million for services provided to the Company from February 23, 2003 through June 24, 2003, which the Company is currently disputing. In addition, AT&T filed a proof of claim for $1.7 million for services which it provided prior to the Company's Chapter 11 filing which the Company is also disputing. In connection with the Company's Plan of Reorganization, the Company agreed to deposit $0.7 million in escrow pending resolution of both of these disputed claims. Both the administrative and pre-petition claims between AT&T and the Company have been consolidated in claims proceedings pending before the Bankruptcy Court. The Company is currently in the discovery stage of these proceedings. Subsequent to discovery, if the Company cannot reach a settlement regarding these disputes with AT&T, the Bankruptcy Court will determine the outcome. The Company believes the accompanying consolidated financial statements adequately reflect its obligations to AT&T for these services provided.

(24)    Consolidating Financial Information

        The Notes are fully, unconditionally and joint and severally guaranteed by iPCS Wireless, Inc. and iPCS Equipment, Inc., which are wholly owned subsidiaries of iPCS, Inc. The following consolidating financial information as of September 30, 2003 and September 30, 2002 and for the year ended September 30, 2003, for the year ended September 30, 2002 and for the nine months ended September 30, 2001 is presented for iPCS, Inc., iPCS Wireless, Inc. and iPCS Equipment, Inc. (in thousands):

Condensed Consolidating Balance Sheet
as of September 30, 2003

	iPCS Inc.	iPCS Wireless	iPCS Equipment	Eliminations	iPCS Consolidated
Cash and cash equivalents	$—	$18,168	$(514)	$—	$17,654
Other current assets	392,833	82,665	18,896	(466,948)	27,446

Total current assets	392,833	100,833	18,382	(466,948)	45,100
Property and equipment, net	—	148,970	21,769	(119)	170,620
Other noncurrent assets	—	5,854	—	—	5,854
Investment in subsidiaries	(365,482)	—	—	365,482	—

Total assets	$27,351	$255,657	$40,151	$(101,585)	$221,574

Current liabilities	$204	$569,343	$55,481	$(467,067)	$157,961
Long-term debt	—	406	—	—	406
Other long-term liabilities	—	13,307	—	—	13,307

Total liabilities not subject to compromise	204	583,056	55,481	(467,067)	171,674

Liabilities subject to compromise	206,724	22,264	489		229,477

Stockholder's equity (deficiency)	(179,577)	(349,663)	(15,819)	365,482	(179,577)

Total liabilities and stockholder's equity (deficiency)	$27,351	$255,657	$40,151	$(101,585)	$221,574

Condensed Consolidating Statement of Operations
for the Year Ended September 30, 2003

	iPCS Inc.	iPCS Wireless	iPCS Equipment	Eliminations	iPCS Consolidated
Total revenues	$—	$194,293	$8,857	$(8,857)	$194,293
Cost of revenues	—	(146,310)	(4,854)	9,302	(141,862)
Selling and marketing	—	(27,343)	—	—	(27,343)
General and administrative	(648)	(4,898)	—	—	(5,546)
Depreciation and amortization	—	(35,990)	(4,558)	—	(40,548)
Loss on disposal of property and equipment	—	(9)	—	(465)	(474)
Reorganization expense	(21,837)	(9,245)	(11)	—	(31,093)

Total operating expenses	(22,485)	(223,795)	(9,423)	8,837	(246,866)

Other, net	17,053	(28,941)	(8,406)	—	(20,294)
Loss in subsidiaries	(67,415)	—	—	67,415	—

Net loss	$(72,847)	$(58,443)	$(8,972)	$67,395	$(72,867)

Condensed Consolidating Statement of Cash Flows
For the Year Ended September 30, 2003

	iPCS Inc.	iPCS Wireless	iPCS Equipment	Eliminations	iPCS Consolidated
Operating activities	$26,888	$(17,250)	$(4,406)	$445	$5,677
Investing activities	—	(18,361)	5,023	20	(13,318)
Financing activities	(27,199)	27,497	(2,126)	(465)	(2,293)

Decrease in cash and cash equivalents	(311)	(8,114)	(1,509)	—	(9,934)
Cash and cash equivalents at beginning of year	311	26,282	995	—	27,588

Cash and cash equivalents at end of year	$—	$18,168	$(514)	$—	$17,654

Condensed Consolidating Balance Sheet
as of September 30, 2002

	iPCS Inc.	iPCS Wireless	iPCS Equipment	Eliminations	iPCS Consolidated
Cash and cash equivalents	$311	$26,282	$995	$—	$27,588
Other current assets	365,517	93,270	18,409	(440,983)	36,213

Total current assets	365,828	119,552	19,404	(440,983)	63,801
Property and equipment, net	—	172,837	27,997	(99)	200,735
Intangible assets, net	—	3,274	—	—	3,274
Other noncurrent assets	5,688	7,197	—	—	12,885
Investment in subsidiaries	(298,067)	—	—	298,067	—

Total assets	$73,449	$302,860	$47,401	$(143,015)	$280,695

Current liabilities	$180,159	$571,043	$60,063	$(441,082)	$370,183
Long-term debt	—	564	—	—	564
Other long-term liabilities	—	16,658	—	—	16,658

Total liabilities	180,159	588,265	60,063	(441,082)	387,405

Stockholder's equity (deficiency)	(106,710)	(285,405)	(12,662)	298,067	(106,710)

Total liabilities and stockholder's equity (deficiency)	$73,449	$302,860	$47,401	$(143,015)	$280,695

Condensed Consolidating Statement of Operations
For the Year Ended September 30, 2002

	iPCS Inc.	iPCS Wireless	iPCS Equipment	Eliminations	iPCS Consolidated
Total revenues	$—	$170,421	$15,277	$(15,277)	$170,421
Cost of revenues	—	(151,999)	(12,211)	15,214	(148,996)
Selling and marketing	—	(44,727)	—	—	(44,727)
General and administrative	(7,384)	(21,526)	(5)	—	(28,915)
Depreciation and amortization	(494)	(33,413)	(3,695)	—	(37,602)
Loss on disposal of property and equipment	—	(6,318)	—	—	(6,318)
Impairment of goodwill	—	(8,060)	—	—	(8,060)
Impairment of property and equipment	—	(25,341)	(4,041)	—	(29,382)
Impairment of intangible assets	(8,055)	(15,571)	—	—	(23,626)

Total operating expenses	(15,933)	(306,955)	(19,952)	15,214	(327,626)

Other, net	8,669	(29,528)	(4,635)	—	(25,494)
Loss in subsidiaries	(175,372)	—	—	175,372	—

Loss before cumulative effect of a change in accounting principle	(182,636)	(166,062)	(9,310)	175,309	(182,699)
Cumulative effect of a change in accounting principle	4,335	—	—	—	4,335

Net loss	$(178,301)	$(166,062)	$(9,310)	$175,309	$(178,364)

Condensed Consolidating Statement of Cash Flows
For the Year Ended September 30, 2002

	iPCS Inc.	iPCS Wireless	iPCS Equipment	Eliminations	iPCS Consolidated
Operating activities	$27,184	$(58,596)	$(3,303)	$(63)	$(34,778)
Investing activities	—	(72,824)	1,046	—	(71,778)
Financing activities	(27,179)	103,812	2,869	63	79,565

Increase/(decrease) in cash and cash equivalents	5	(27,608)	612	—	(26,991)
Cash and cash equivalents at beginning of year	306	53,890	383	—	54,579

Cash and cash equivalents at end of year	$311	$26,282	$995	$—	$27,588

Condensed Consolidating Statement of Operations
For the Nine Months Ended September 30, 2001

	iPCS Inc.	iPCS Wireless	iPCS Equipment	Eliminations	iPCS Consolidated
Total revenues	$—	$77,512	$8,273	$(8,273)	$77,512
Cost of revenues	—	(75,317)	(7,691)	8,237	(74,771)
Selling and marketing	—	(24,862)	—	—	(24,862)
General and administrative	(1,895)	(8,269)	(1)	—	(10,165)
Depreciation and amortization	(371)	(14,391)	(623)	—	(15,385)
Gain on disposal of property and equipment	—	467	—	—	467

Total operating expenses	(2,266)	(122,372)	(8,315)	8,237	(124,716)

Other, net	8,098	(18,877)	(2,676)	—	(13,455)
Loss in subsidiaries	(66,455)	—	—	66,455	—

Net loss	$(60,623)	$(63,737)	$(2,718)	$66,419	$(60,659)

Condensed Consolidating Statement of Cash Flows
For the Nine Months Ended September 30, 2001

	iPCS Inc.	iPCS Wireless	iPCS Equipment	Eliminations	iPCS Consolidated
Operating activities	$25,932	$(40,529)	$(2,114)	$(36)	$(16,747)
Investing activities	—	(99,876)	(19,490)	36	(119,330)
Financing activities	(25,928)	29,008	21,618	—	24,698

Increase/(decrease) in cash and cash equivalents	4	(111,397)	14	—	(111,379)
Cash and cash equivalents at beginning of period	302	165,287	369	—	165,958

Cash and cash equivalents at end of period	$306	$53,890	$383	$—	$54,579

(25)    Valuation and Qualifying Accounts (in thousands):

	Beginning of Period	Costs and Expenses	Other(a)	Write-Offs	Balance at End of Period
Year ended September 30, 2003
Allowance for doubtful accounts	$4,497	$3,187	$10,828	$(16,052)	$2,460

Year ended September 30, 2002
Allowance for doubtful accounts	$2,364	$7,350	$8,915	$(14,132)	$4,497

Nine months ended September 30, 2001
Allowance for doubtful accounts	$334	$3,503	$1,158	$(2,631)	$2,364

(a)
Other consists of increases to the allowance for doubtful accounts recorded as a reduction of revenue.

(26)    Subsequent Events

        On October 17, 2003, AirGate irrevocably transferred all of its shares of iPCS common stock to a trust organized under Delaware law. The beneficial owners of AirGate common stock at the date of transfer are beneficiaries of the trust. No distributions will be made from the trust to the beneficiaries unless directed by the iPCS board of directors and/or an order of the Bankruptcy Court. AirGate has no interest in the trust.

        On March 22, 2004, the Bankruptcy Court authorized the Company to proceed with an offering of senior notes and the execution of related agreements, to issue a preliminary and final offering memorandum, and to use cash collateral to pay expenses and interest to be funded into escrow related to the senior notes.

        On March 26, 2004, the Company executed a settlement agreement and mutual release with Sprint, the official committee of unsecured creditors of the Company, and Toronto Dominion, as administrative agent for the Company's senior credit facility. The settlement and release agreement was signed to avoid the expense inherent with litigation and to resolve all the disputes among the parties, including those included in the various complaints filed against Sprint. The settlement and mutual release agreement was executed contemporaneously with Addendum VIII to the Sprint agreements.

        Addendum VIII is effective April 1, 2004, with Sprint retaining the right to terminate the agreement in the event the Company's plan of reorganization is not confirmed or the Company fails to pay Sprint approximately $5.1 million for the settlement of previously disputed charges. This amendment provides the Company with a number of benefits including a reduced fixed fee for various back office services and an increased roaming rate. The fee for CCPU charges per average subscriber per month is $7.25 for the remainder of 2004, $7.00 for 2005, and $6.75 for 2006. Charges included in this CCPU fee include billing, customer care, national platform and feature charges and other back office services. Under the amendment, Sprint will charge the Company $23 for each new activation. This fee is fixed through December 31, 2006. Beginning January 1, 2007, the fees for CCPU and CPGA will be adjusted based on an agreed upon formula.

        The amendments also establish a fixed reciprocal roaming rate through December 31, 2006 of $0.058 per minute for voice and 2G data minutes, and $0.0020 per kilobyte for 3G data, in each case, for all Sprint PCS subscribers and subscribers of resellers of Sprint PCS service as of the date of the amendments. These new fixed rates are more favorable to the Company than the rates Sprint PCS has established for 2004 for its PCS affiliates that have not amended their affiliate agreements with Sprint PCS. Beginning in January, 2007, the Sprint PCS reciprocal roaming rate for voice and 2G and 3G data will change based on an agreed upon formula.

        The amendments provide the Company with protective rights to decline to implement certain future program requirement changes that Sprint PCS proposes that would adversely affect the Company's business. The amendments also grant the Company, through December 2006, the right to amend the Sprint agreements to obtain the most favorable terms provided under affiliation agreements with another Sprint PCS affiliate of similar size. The Company also has a right of first refusal to build out new coverage within the Company's territory. If the Company does not exercise this right, then Sprint PCS may build out the new coverage, or may allow another PCS affiliate of Sprint PCS to do so, in which case Sprint PCS has the right to manage the new coverage. The Company has been granted the exclusive option until September 30, 2005, but does not have the obligation, to add the Mackinac Island, Michigan market consisting of two BTAs with a total population of approximately 168,000 to its territory.

        On March 31, 2004, the Company filed its Joint Plan of Reorganization with the Bankruptcy Court. The Joint Plan of Reorganization includes a classification of claims against the Company and interests in the Company, and specifies how each class of claims and interests will be treated upon confirmation of the Joint Plan of Reorganization. Creditors and stockholders who receive nothing under the Joint Plan of Reorganization are deemed to reject the Joint Plan of Reorganization and therefore do not vote. Creditors who are paid in full under the Joint Plan of Reorganization, such as our secured creditors, are deemed to have accepted the Joint Plan of Reorganization and therefore do not vote. Only holders of unsecured claims against the Company, whose claims are "impaired," i.e., those whose contractual rights are to be modified and who will be paid something less than the full value of their claims under the Company's Joint Plan of Reorganization are entitled to vote on the plan.

        The Bankruptcy Court may confirm the Joint Plan of Reorganization only if it determines that the Joint Plan of Reorganization complies with the technical requirements of Chapter 11 of the Bankruptcy Court and that the Company's disclosures concerning the Joint Plan of Reorganization are adequate. In particular, the Bankruptcy Code requires the Bankruptcy Court to find, among other things, that (a) the Joint Plan of Reorganization has been accepted by at least one impaired class of claims, determined without including any acceptance of the Joint Plan of reorganization by any insider, (b) all requisite classes of impaired claims and interests have accepted the Joint Plan of Reorganization or that the Joint Plan of Reorganization is "fair and equitable" and does not "discriminate unfairly" with respect to any nonaccepting class which generally means with respect to secured creditors that they retain their liens and receive the present value of their collateral and with respect to unsecured creditors and interests that no class junior to the nonaccepting class receive any property under the Joint Plan of Reorganization, (c) the Joint Plan of Reorganization is "feasible," which means that there is a reasonable probability that the Company will be able to perform its obligations under the plan and continue to operate its business without further financial reorganization or liquidation, and (d) the

Joint Plan of Reorganization is in the "best interests" of all of the Company's holders, which means that such holders will receive at least as much under the Joint Plan of Reorganization as they would receive in a liquidation under Chapter 7 of the Bankruptcy Code.

        The Joint Plan of Reorganization provides that, upon confirmation of the Joint Plan of Reorganization by the Bankruptcy Court, the net proceeds from the senior notes will be used to fund the payment in full in cash to the lenders under the Company's senior credit facility. The remaining net proceeds will be used by the Company to satisfy all other secured claims, administrative and other priority claims and unsecured convenience claims, as well as for general corporate purposes. Additionally, all of the Company's subordinated claims will be discharged and all of its existing capital stock will be cancelled.

        The Joint Plan of Reorganization authorizes the Company to issue ten million shares of our common stock after the Company emerges from bankruptcy, nine million of which will be issued to its general unsecured creditors in satisfaction and retirement of their claims, and one million of which will be reserved for issuance to certain members of the Company's management, directors and other employees post-reorganization. Accordingly, the Company's general unsecured creditors will be equity holders of iPCS, Inc. upon confirmation of the Joint Plan of Reorganization and certain general unsecured creditors who will be our principal stockholders will be parties to a registration rights agreement. Additionally, Timothy Yager, the Company's current Chief Restructuring Officer and the Company's President and Chief Executive Officer after confirmation of the Joint Plan of Reorganization, is a holder of the Company's unsecured senior discount notes and will receive substantially less than one percent (1%) of the Company's common stock in connection with the confirmation of the Joint Plan of Reorganization.

        With respect to Sprint, the Joint Plan of Reorganization provides for the following:

  •
  the assumption of the Company's affiliation agreements with Sprint PCS, as amended to provide us a number of benefits;

  •
  the settlement of all claims by and between the Company and Sprint, which resulted in our write off of all prepetition claims, as set forth in the settlement agreement and mutual release; and

  •
  the payment to Sprint, in cash, of approximately $5.1 million in full and complete satisfaction of the Company's obligation to cure defaults under its affiliation agreements with Sprint PCS.

        The Joint Plan of Reorganization also provides for various other matters relating to the Company's operations post-reorganization, including the following:

  •
  the Company's assumption of all contracts and leases that have not been previously rejected;

  •
  the appointment of Timothy M. Yager as president and chief executive officer;

  •
  the appointment of new directors to the Company's board of directors; and

  •
  the release of (i) all of the Company's officers, directors and employees, in each case, as of the date of the commencement of the hearing on the disclosure statement; (ii) the Company's creditors' committee and all of its members, in their respective capacities as such; (iii) trustee under the indenture for the Company's existing senior discount notes, in its capacity as such; (iv) the lenders under the Company's senior credit facility, in their capacities as such; (v) the agent for the lenders under the Company's senior secured credit facility, in its capacity as such; (vi) the holders of the senior notes, in their capacity as such; and (vii) with respect to each of the above-named persons, such person's present affiliates, principals, employees, agents, officers, directors, financial advisors, attorneys and other professionals, in their capacities as such.

    On April 16, 2004 and again on May 26, 2004 the Company filed an amended Plan of Reorganization. On April 17, 2004, the Company filed with the Bankruptcy Court a disclosure statement summarizing the Plan of Reorganization that was subsequently amended on May 26, 2004. On May 27, 2004 there was a hearing in the Bankruptcy Court that approved the adequacy of the disclosure statement.

    In connection with the Bankruptcy Court's approval of the Company's disclosure statement, the Bankruptcy Court also approved voting procedures for the Company's creditors who are entitled to vote on the Plan of Reorganization. The Bankruptcy Code provides for priority of certain types of claims over other claims. In compliance with the Bankruptcy Code, the Plan of Reorganization divided the claims against and Interests in the Company into seven different classes. A summary of the classes and the treatment and voting rights of each class is set forth below:

Class	Class Description	Treatment	Voting Rights
Class 1	Other Secured Claims	Paid in full	Unimpaired—Non-voting
Class 2	Priority Claims	Paid in full	Unimpaired—Non-voting
Class 3	Pre-petition Lender Claims	Paid in full	Unimpaired—Non-voting
Class 4	General Unsecured Claims in excess of $10,000	Received a pro rata share of 9,000,000 shares of new common stock of the Company. Class 4 Claimants could also elect, in writing, to reduce their claim amount to $10,000 and be treated as a Class 5 claimant	Impaired—Voting
Class 5	Unsecured Convenience Class for claims $10,000 or less	Received a cash payment of 50% of their claim amount	Impaired—Voting
Class 6	Subordinated Claims	None	Impaired—Non-voting
Class 7A	iPCS, Inc. Interests	No distributions made and such interests cancelled and fully extinquished	Impaired—Non-voting
Class 7B	iPCS Wireless, Inc. Interests	No distributions, but interests retained	Unimpaired—Non-voting
Class 7C	iPCS Equipment, Inc. Interests	No distributions, but interests retained	Unimpaired—Non-voting

    In addition, the Plan provided for payment in full for all allowed administrative claims. The Plan of Reorganization was approved on July 9, 2004 and declared effective on July 20, 2004.

    On April 21, 2004, iPCS Escrow Holding Company and iPCS Escrow Company were formed. iPCS Escrow Holding Company is a wholly owned direct subsidiary of iPCS, Inc. iPCS Escrow Company is a wholly owned direct subsidiary of iPCS Escrow Holding Company, and is not part of the bankruptcy estate of iPCS Inc. iPCS Escrow Company is a special purpose vehicle and was created solely to issue $165.0 million of senior notes.

    On April 22, 2004, the senior notes offering was priced at 11.5% coupon rate and the offering proceeds of $165.0 million closed into escrow on April 30, 2004. In addition, the Company funded interest of 123 days of approximately $6.5 million into the escrow account.

    On June 15, 2004, the Company exercised its option under the Sprint agreement to add to its coverage area the Mackinac Island, Michigan market consisting of two BTAs. This addition is subject to Sprint's confirmation of the company's satisfaction of the build-out requirements.

    On July 15, 2004, the Company's board of directors approved the 2004 long-term incentive plan, as provided under the Plan of Reorganization. Under the incentive plan, the Company may grant to employees, directors and consultants of the Company incentive and non-qualified stock options, stock appreciation rights (SARs), restricted and unrestricted stock awards and cash incentive awards. The maximum number of shares of stock that may be awarded to participants is 1,000,000. Up to 500,000 shares may be issued in conjunction with awards other than options and SARs. Also as provided under the Plan of Reorganization, on July 15, 2004, the board approved employment agreements for four of the Company's executives. With the employment agreements, 250,000 stock and stock unit awards and 467,500 options with a grant price of $10.27 were awarded to these executives on July 20, 2004. Approximately $2.6 million will be recorded as compensation expense related to the grant of stock and stock unit awards. There will be no compensation expense recorded for the stock option grants because the exercise price was equal to the fair market value of a share of stock as of the grant date. In addition, 37,500 options with a grant price of $10.27 were awarded to non-employee directors on July 20, 2004.

    On July 20, 2004, the effective date of the Plan of Reorganization, the proceeds of the $165.0 million senior note offering held in escrow were released from escrow and were used to pay off the Class 3 Pre-petition Lender Claims, fees owed to the underwriters of the senior notes offering and the settlement amount owed to Sprint of approximately $5.1 million (as described above). Also on July 20, 2004, undisputed Convenience Class 5 claims were paid from the Company's general operating account and shares of the Company's new common stock were either distributed to or held in reserve for Class 4 claimants. In addition, on July 20, 2004, iPCS Escrow Company merged with and into iPCS Escrow Holding Company and iPCS Escrow Holding Company merged with and into iPCS, Inc. and the senior notes became senior unsecured obligations of iPCS, Inc. that are jointly and severally guaranteed by all of its existing and future domestic restricted subsidiaries.

iPCS, INC. AND SUBSIDIARIES
(DEBTOR-IN-POSSESSION)

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

(Dollars in thousands, except share and per share amounts)

June 30, 2004
ASSETS
Current assets:
Cash and cash equivalents (Note 3)	$18,771
Restricted cash	168,417
Accounts receivable, net of allowance for doubtful accounts of $1,809	14,848
Receivable from Sprint (Note 7)	10,733
Inventories, net of reserves for excess/obsolescence of $77 (Note 7)	1,044
Prepaid expenses	7,241
Other current assets	186

Total current assets	221,240
Property and equipment, net (Note 9)	149,427
Financing costs	3,741
Direct customer activation costs	1,627
Other assets	987

Total assets	$377,022

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)
Liabilities not subject to compromise:
Current liabilities:
Accounts payable	$2,350
Accrued expenses	12,301
Payable to Sprint (Note 7)	26,813
Deferred revenue	5,451
Current maturities of long-term debt and capital lease obligations (Note 10)	126,576

Total current liabilities	173,491
Direct customer activation fee revenue	2,734
Other long-term liabilities	8,659
Long-term debt and capital lease obligations, excluding current maturities (Note 10)	165,401

Total liabilities not subject to compromise	350,285

Liabilities subject to compromise (Note 4)	227,383

Commitments and contingencies (Note 13)	—

Stockholder's equity (deficiency):
Common stock, par value, $.01 per share; 1,000 shares authorized; 1,000 shares issued and outstanding	—
Additional paid-in-capital	192,850
Accumulated deficiency	(393,496)

Total stockholder's equity (deficiency)	(200,646)

Total liabilities and stockholder's equity (deficiency)	$377,022

See notes to unaudited condensed consolidated financial statements.

iPCS, INC. AND SUBSIDIARIES

(DEBTOR-IN-POSSESSION)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands)

	For the Nine Months Ended June 30,
	2004	2003
Revenues:
Service revenue	$107,097	$108,989
Roaming revenue	34,393	32,202
Equipment and other	4,372	3,645

Total revenues	145,862	144,836

Operating Expenses:
Cost of service and roaming (exclusive of depreciation, as shown separately below)	(83,230)	(100,323)
Cost of equipment	(12,801)	(9,277)
Selling and marketing	(20,976)	(21,811)
General and administrative expenses	(3,550)	(4,597)
Reorganization expense (Note 5)	(7,893)	(29,225)
Depreciation	(28,596)	(27,839)
Amortization of intangible assets	—	(2,947)
Loss on disposal of property and equipment	(13)	(471)

Total operating expenses	(157,059)	(196,490)

Operating loss	(11,197)	(51,654)
Interest income	263	54
Interest expense	(10,142)	(17,966)
Other income (expense), net	7	(64)

Net loss	$(21,069)	$(69,630)

See notes to unaudited condensed consolidated financial statements.

iPCS, INC. AND SUBSIDIARIES
(DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	For the Nine Months Ended June 30,
	2004	2003
Cash Flows from Operating Activities:
Net loss	$(21,069)	$(69,630)
Adjustments to reconcile net loss to net cash flows from operating activities:
Loss on disposal of property and equipment	13	471
Depreciation	28,596	27,839
Amortization of intangible assets	—	2,947
Amortization of financing costs	455	630
Interest expense associated with accretion of discount	—	11,590
Reorganization expense	414	22,202
Provision for doubtful accounts	246	3,190
Changes in assets and liabilities:
Accounts receivable	459	(2,721)
Receivable from Sprint	(4,251)	9,638
Inventories, net	(444)	1,962
Prepaid expenses, other current and long term assets	(1,961)	(149)
Accounts payable, accrued expenses and other long term liabilities	4,596	16,354
Payable to Sprint	9,639	(22,350)
Deferred revenue	(999)	(824)

Net cash flows from operating activities	15,694	1,149

Cash Flows from Investing Activities:
Purchases of property and equipment	(8,643)	(11,140)
Proceeds from disposition of fixed assets	86	69
Change in restricted cash	(3,417)	—

Net cash flows from investing activities	(11,974)	(11,071)

Cash Flows from Financing Activities:
Principal repayments under senior credit facilities	(1,141)	(2,289)
Payments for deferred financing	(1,459)	—
Payments under capital lease obligations	(3)	(2)

Net cash flows from financing activities	(2,603)	(2,291)

Net increase (decrease) in cash and cash equivalents	1,117	(12,213)

Cash and cash equivalents at beginning of period	17,654	27,588

Cash and cash equivalents at end of period	$18,771	$15,375

Supplemental disclosure of cash flow information—cash paid for interest	$8,362	$6,129

Supplemental disclosure for non-cash investing and financing activities:
Capitalized interest	$—	$208

Accounts payable incurred for the acquisition of property, equipment and construction in progress	$1,505	$2,052

Increase in restricted cash from issuance of senior notes	$165,000	$—

See notes to unaudited condensed consolidated financial statements.

iPCS, Inc. and Subsidiaries
(Debtor-in-Possession)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended June 30, 2004 and 2003

(1)    Business and Basis of Presentation

        iPCS, Inc. and subsidiaries (collectively, the "Company" or "iPCS") were created for the purpose of becoming a leading provider of wireless Personal Communication Services ("PCS"). On January 22, 1999, the Company entered into a management and related agreements with Sprint Corporation ("Sprint") whereby it became a network partner of Sprint with the exclusive right to market and provide Sprint PCS products and services under the Sprint and Sprint PCS brand names in fifteen markets in Illinois and Iowa. The Sprint agreements were amended in March 2000 to add twenty additional markets. On February 28, 2001, the Sprint agreements were amended to add the Iowa City and Cedar Rapids, Iowa markets to the Company's territory. With these two amendments, the size of the Company's territory was increased from a total population of 2.8 million residents to a total population of 7.4 million residents. On November 30, 2001, AirGate PCS, Inc. ("AirGate"), a network partner of Sprint providing service in North Carolina, South Carolina, and Georgia, acquired iPCS in a tax-free stock transaction. iPCS was designated as an unrestricted subsidiary of AirGate and both companies operated as separate business entities. Due to restrictions in AirGate's indenture governing their outstanding notes, AirGate could not provide funding or financial support to iPCS. On February 23, 2003, the Company and its subsidiaries filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of Georgia (the "Filing") (See Note 3). Also on this date, the Company filed an action against Sprint alleging that Sprint had breached its agreements with the Company causing the Company severe financial damage. A settlement and release was signed with Sprint on March 26, 2004 contemporaneously with Addendum VIII to the Sprint agreements (see Note 6).

        On October 17, 2003, AirGate irrevocably transferred all of its shares of iPCS common stock to a trust organized under Delaware law. The beneficial owners of AirGate common stock at the date of transfer are beneficiaries of the trust. No distributions will be made from the trust to the beneficiaries unless directed by the iPCS board of directors and/or an order of the Bankruptcy Court. AirGate has no interest in the trust.

        The unaudited condensed consolidated financial statements included herein include the accounts of iPCS, Inc. and its subsidiaries, iPCS Wireless, Inc. and iPCS Equipment, Inc. Upon filing for bankruptcy protection, the financial statements have been prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code and on a going-concern basis, which contemplates the continuity of operation, realization of assets and liquidation of liabilities in the ordinary course of business. In the opinion of management, these unaudited consolidated financial statements contain all of the adjustments, consisting of normal recurring adjustments, necessary to present fairly, in summarized form, the financial position, the results of operations and cash flows of the Company. The unaudited balance sheet as of June 30, 2004, the unaudited statements of operations for the nine months ended June 30, 2004 and 2003, the unaudited statement of cash flows for the nine months ended June 30, 2004 and 2003 and related footnotes have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The results of operations for the nine months ended June 30, 2004, are not indicative of the results that may be expected for the full fiscal year of 2004. The financial information presented herein should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2003. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company did not elect the basis of push-down accounting as a result of the merger with a subsidiary of AirGate.

        As a result of the Filing, such realization of assets and liquidation of liabilities, without substantial adjustments and/or changes of ownership, are subject to uncertainty. Given this uncertainty, there is substantial doubt about the Company's ability to continue as a going concern. As a result of the Filing and an accumulated deficiency of $393.5 million at June 30, 2004, there is uncertainty about the Company's ability to continue as a going concern. In addition, iPCS is currently in default of its senior credit facility and its indenture governing its senior discount notes and has no remaining credit availability under its senior credit facility. At June 30, 2004, the Company had $18.8 million in cash and cash equivalents. As discussed in Note 5, the Company has recorded certain reorganization items in the Consolidated Statements of Operations. Additional adjustments, some of which could be material, may be necessary as a consequence of the plan of reorganization. The continuation of the Company's business as a going concern is contingent upon, among other things, its ability 1) to formulate a plan of reorganization that will be confirmed by the Bankruptcy Court and 2) to achieve satisfactory growth and successfully manage operations to generate enough cash from operations to meet future obligations.

        The Company has segregated liabilities subject to compromise in the accompanying consolidated balance sheets those obligations and liabilities whose treatment is dependent on the outcome of reorganization. Generally all actions to enforce repayment of pre-petition liabilities are stayed while the Company continues its business operations as debtors-in-possession. The final amount and settlement terms of the liabilities subject to compromise are subject to the approved plan of reorganization. Obligations classified as liabilities subject to compromise may be different from the proofs of claim filed with the Bankruptcy Court and also may be subject to future adjustments depending on actions by the Bankruptcy Court, the determination of the value of collateral securing claims, or other events.

        The PCS market is characterized by significant risks as a result of rapid changes in technology, increasing competition and the cost associated with the build-out of a PCS network. The Company's continuing operations are dependent upon Sprint PCS' ability to perform its obligations under the Sprint agreements and the ability of the Company to raise sufficient capital to fund operating losses, to meet debt service requirements, and to complete the build-out of its PCS network. Additionally, the Company's ability to attract and maintain a sufficient customer base is critical to achieving operating cash flow. Changes in technology, increased competition, or the inability to obtain required financing or achieve breakeven operating cash flow, among other factors, could have an adverse effect on the Company's financial position and results of operations.

(2)    Summary of Significant Accounting Policies

  (a)
  Revenue Recognition

        The Company recognizes revenues when persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed or determinable, and collectibility is reasonably assured. Effective July 1, 2003, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." The EITF guidance addresses accounting for arrangements that involve multiple revenue-generating activities. In applying this guidance, separate contracts with the same party, entered into at or near the same time, are presumed to be a bundled transaction, and the consideration will be measured and allocated to the separate units of the arrangement based on their relative fair values. The guidance in EITF 00-21 became effective for revenue arrangements entered into for quarters beginning after June 15, 2003. The Company has elected to apply this guidance prospectively from July 1, 2003. Prior to the adoption of EITF 00-21, under the provisions of SAB No. 101, the Company accounted for the sale of handsets and the subsequent service to the customer as a single unit of accounting because the wireless service provided by the Company is essential to the functionality of the customers' handsets. Accordingly, the Company deferred all activation fee revenue and its associated direct costs and amortized these revenues and costs over the average life of its customers which is estimated to be 30 months. Under EITF 00-21 it is not required to consider whether customers can use their handsets without the wireless service provided to them. Because the Company meets the criteria stipulated in EITF 00-21, the adoption of EITF 00-21 requires the Company to account for the sale of the handset as a separate unit of accounting from the subsequent service to the customer. With the adoption of EITF 00-21, the Company now recognizes activation fee revenue generated from its retail stores as equipment revenue. In addition, the Company recognizes the portion of the direct activation fee costs related to the handsets sold in its retail stores. Subsequent to July 1, 2003, the Company has continued to apply the provisions of SAB No. 101 and defer and amortize activation fee revenue and costs generated by subscribers outside its retail stores. The impact of the adoption of EITF 00-21 was not significant.

        For the nine months ended June 30, 2004 and 2003, the Company recognized $2.7 million and $3.3 million, respectively, of activation fee revenue. For the nine months ended June 30, 2004 and 2003, the Company recognized direct activation fee costs of approximately $1.5 million and $1.7 million, respectively. As of June 30, 2004, the Company has deferred $2.7 million of activation fee revenue and $1.6 million of direct activation fee costs to future periods.

        The Company recognizes service revenue from its customers as they use the service. The Company provides a reduction of recorded revenue for billing adjustments, estimated uncollectible late payment fees and early cancellation fees. The Company provides for a reduction of recorded revenue for rebates and discounts given to customers on wireless handset sales in accordance with EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The Company participates in the Sprint national and regional distribution program in which national retailers, such as Radio Shack and Best Buy, sell Sprint PCS products and services. In order to facilitate the sale of Sprint PCS products and services, national retailers purchase wireless handsets from Sprint for resale and receive compensation from Sprint for products and services sold. For industry competitive reasons, Sprint subsidizes the price of these handsets by selling the handsets at a price below cost. Under the Sprint agreements, when a national retailer sells a handset purchased from Sprint to a subscriber in the Company's territory, the Company is obligated to reimburse Sprint for the handset subsidy that Sprint originally incurred. The national retailers sell Sprint wireless services under the Sprint and Sprint PCS brands and marks. The Company does not receive any revenues from the sale of wireless handsets by national retailers. The Company classifies these Sprint wireless handset subsidy charges as a selling and marketing expense for a wireless handset sale to a new customer and classifies these subsidies as a cost of service for a wireless handset upgrade to an existing customer.

        Sprint retains 8% of collected service revenues from Sprint customers based in the Company's markets and from non-Sprint customers who roam onto the Company's network. The amount retained by Sprint is recorded as cost of service and roaming. Revenues generated from the sale of handsets and accessories and from roaming services provided to Sprint and other Sprint affiliate customers who are not based in the Company's markets are not subject to the 8% affiliation fee to Sprint.

  (b)
  Allowance for Doubtful Accounts

        Estimates are used in determining the allowance for doubtful accounts and are based on historical write-off experience and the uncollectibility of accounts receivable by aging category, as well as current information regarding the credit quality of the Companys' customers. Using this information, the Company estimates allowances for uncollectibility relative to the aging categories. The Company provides an allowance for all amounts over 90 days old. Bad debt expense as a percentage of service revenues for the nine months ended June 30, 2004 and 2003 was 0.2%, and 2.9%, respectively.

  (c)
  Income Taxes

        As part of the process of preparing the Company's consolidated financial statements, the Company is required to estimate its taxes in each of the jurisdictions of operation. This process involves management estimating the actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent recovery is not likely, the Company must establish a valuation allowance. Future taxable income depends on the ability to generate income in excess of allowable deductions. To the extent the Company establishes a valuation allowance or increases this allowance in a period, an expense is recorded within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining the Company's provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In the event that actual results differ from these estimates or the Company adjusts these estimates in future periods, the Company may need to establish an additional valuation allowance that could materially impact the Company's financial condition and results of operations.

  (d)
  Concentration of Risk

        The Company's cell sites are located on towers leased from a limited number of tower companies, with one company owning approximately 30% of the Company's leased towers. Additionally, the Company derives substantial revenues and expenses from Sprint and Sprint PCS (see Note 7).

        The Company maintains cash and cash equivalents in accounts with financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts. Further, the Company maintains accounts with nationally recognized investment managers. Such deposits are not insured by the Federal Deposit Insurance Corporation. Management does not believe there is significant credit risk associated with these uninsured deposits.

        Concentrations of credit risk with respect to accounts receivable are limited due to a large customer base. Initial credit evaluations of customers' financial condition are performed and security deposits are obtained for customers with a higher credit risk. The Company maintains reserves for potential credit losses.

  (e)
  Reorganization Items

        Reorganization items relate to expenses incurred and amounts accrued as a direct result of the Filing and include professional fees, adjustments to carrying value of debt, employee severance payments, employee retention payments, lease termination accruals, and other items. Reorganization items are separately identified on the Condensed Consolidated Statements of Operations.

  (f)
  New Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity," which is effective at the beginning of the first interim period beginning after June 15, 2003. However, certain aspects of SFAS 150 have been deferred. SFAS No. 150 establishes standards for the Company's classification of liabilities in the financial statements that have characteristics of both liabilities and equity. The Company will continue to review SFAS No. 150; however, the Company does not expect SFAS 150 to have a material impact on the Company's financial position, results of operations, or cash flows.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for hedging of contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and did not have a material impact on the Company's results of operations, financial position, or cash flows.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. This interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable entities obtained after January 31, 2003. The interpretation is generally effective for interim periods ending after December 15, 2003 for all variable interests in variable interest entities created prior to January 31, 2003. The adoption of Interpretation No. 46 did not have a material impact on the Company's financial position, results of operations, or cash flows.

        In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting, and has adopted the disclosure requirements of SFAS Nos. 123 and 148.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. This interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The initial recognition and measurement provisions of Interpretation No. 45 are effective for guarantees issued or modified after December 31, 2002. The recognition of a liability does not apply for guarantees issued between either a parent and their subsidiaries or corporations under common control. However, the disclosure provisions of Interpretation No. 45 do apply. iPCS Wireless, Inc. and iPCS Equipment, Inc. which are both wholly owned subsidiaries of iPCS, Inc., have unconditionally and joint and severally guaranteed the senior discount notes. The adoption of Interpretation No. 45 did not have a material impact on the Company's financial position, results of operations, or cash flows.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides new guidance on the recognition of costs associated with exit or disposal activities. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 supercedes previous accounting guidance provided by the EITF No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." EITF No. 94-3 required recognition of costs at the date of commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS No. 146 on October 1, 2002. There was no material impact on adoption of this statement.

(3)    Voluntary Reorganization under Chapter 11

        On February 23, 2003, the Company filed a Chapter 11 bankruptcy petition in the United States Bankruptcy Court for the Northern District of Georgia. On this same date, the Company filed an action against Sprint alleging that Sprint had breached its agreements with the Company causing it severe financial damage. The Company submitted First Day Motions to the Bankruptcy Court that allows the Company to continue to operate as a debtor-in-possession, and also to pay certain pre-petition obligations including employee salaries and wages, employee benefits, certain taxes and insurance premiums. First Day Motions also included the approval to use cash collateral and post-petition collections of receivables in accordance with a budget, subject to the condition that with the month ending March 31, 2003, and each month ending thereafter, any cash collateral in excess of

$12.0 million ("target balance") is to be immediately paid to the Administrative Agent for the senior secured lenders. In addition, as adequate protection for the use of the cash collateral, on the 15th day of each month, the Company must pay $0.1 million to the Administrative Agent, which is to be used to pay 1) the reasonable post-petition fees and expenses on a monthly basis by the professionals retained by the Administrative Agent and 2) interest payments due under the pre-petition credit agreement.

        This cash collateral order was amended as of June 24, 2003, such that as of June 30, 2003, and each month ending thereafter, any cash collateral in excess of the target balance is to be divided by 50%, with the first 50% paid to the Administrative Agent for the senior secured lenders, and the remaining 50% held on account by the Administrative Agent which the Company can access at any month end where the cash collateral balance falls below the target balance. In addition, the balance held on account by the Administrative Agent can be used to pay outstanding interest due at any given month end where the Company does not end with a cash collateral balance above the target balance. On June 30, 2004, the balance held on account with the Administrative Agent was reduced by $2.9 million for outstanding interest owed. As of June 30, 2004, the Company has paid to the Administrative Agent $13.6 million under the cash collateral order, $1.6 million to the Administrative Agent as adequate protection fees and has $8.5 million on account with the Administrative Agent.

        The Bankruptcy Code provides that the Company has an exclusive period during which only it may file a plan of reorganization. The Company obtained approval from the Bankruptcy Court to extend its exclusive period to March 31, 2004. As part of its plan of reorganization, on March 22, 2004, the Bankruptcy Court authorized the Company to proceed with an offering of senior notes and the execution of related agreements, to issue a preliminary and final offering memorandum, and to use cash collateral to pay expenses and interest to be funded into escrow related to the senior notes.

        On March 31, 2004, the Company filed its Joint Plan of Reorganization with the Bankruptcy Court and subsequently amended it on April 16, 2004 and May 25, 2004. On April 17, 2004, the Company filed with the Bankruptcy Court a disclosure statement summarizing the Plan of Reorganization that was subsequently amended on May 26, 2004. On May 27, 2004 there was a hearing in the Bankruptcy Court that approved the adequacy of the disclosure statement.

        In connection with the Bankruptcy Court's approval of the Company's disclosure statement, the Bankruptcy Court also approved voting procedures for the Company's creditors who are entitled to vote on the Plan of Reorganization. The Bankruptcy Code provides for priority of certain types of claims over other claims. In compliance with the Bankruptcy Code, the Plan of Reorganization divided the claims against and Interests in the Company into seven different classes. A summary of the classes and the treatment and voting rights of each class is set forth below:

Class	Class Description	Treatment	Voting Rights
Class 1	Other Secured Claims	Paid in full	Unimpaired—Non-voting
Class 2	Priority Claims	Paid in full	Unimpaired—Non-voting
Class 3	Pre-petition Lender Claims	Paid in full	Unimpaired—Non-voting
Class 4	General Unsecured Claims in excess of $10,000	Received a pro rata share of 9,000,000 shares of new common stock of the Company. Class 4 Claimants could also elect, in writing, to reduce their claim amount to $10,000 and be treated as a Class 5 claimant	Impaired—Voting
Class 5	Unsecured Convenience Class for claims $10,000 or less	Received a cash payment of 50% of their claim amount	Impaired—Voting
Class 6	Subordinated Claims	None	Impaired—Non-voting
Class 7A	iPCS, Inc. Interests	No distributions made and such interests cancelled and fully extinquished	Impaired—Non-voting
Class 7B	iPCS Wireless, Inc. Interests	No distributions, but interests retained	Unimpaired—Non-voting
Class 7C	iPCS Equipment, Inc. Interests	No distributions, but interests retained	Unimpaired—Non-voting

        In addition, the Plan provided for payment in full for all allowed administrative claims.

        The Bankruptcy Court may confirm the Joint Plan of Reorganization only if it determines that the Joint Plan of Reorganization complies with the technical requirements of Chapter 11 of the Bankruptcy Code and that the Company's disclosures concerning the Joint Plan of Reorganization are adequate. In particular, the Bankruptcy Code requires the Bankruptcy Court to find, among other things, that (a) the Joint Plan of Reorganization has been accepted by at least one impaired class of claims, determined without including any acceptance of the Joint Plan of Reorganization by any insider, (b) all requisite classes of impaired claims and interests have accepted the Joint Plan of Reorganization or that the Joint Plan of Reorganization is "fair and equitable" and does not "discriminate unfairly" with respect to any nonaccepting class which generally means with respect to secured creditors that they retain their liens and receive the present value of their collateral and with respect to unsecured creditors and interests that no class junior to the nonaccepting class receive any property under the Joint Plan of Reorganization, (c) the Joint Plan of Reorganization is "feasible," which means that there is a reasonable probability that the Company will be able to perform its obligations under the plan and continue to operate its business without further financial reorganization or liquidation, and (d) the

Joint Plan of Reorganization is in the "best interest" of all of the Company's holders, which means that such holders will receive at least as much under the Joint Plan of Reorganization as they would receive in a liquidation under Chapter 7 of the Bankruptcy Code.

        The Joint Plan of Reorganization provides that, upon confirmation of the Joint Plan of Reorganization by the Bankruptcy Court, the net proceeds from a new senior notes offering will be used to fund the payment in full in cash to the lenders under the Company's senior credit facility. The remaining net proceeds will be used by the Company to satisfy all other secured claims, administrative and other priority claims and unsecured convenience claims, as well as for general corporate purposes. Additionally, all of the Company's subordinated claims will be discharged and all of its existing capital stock will be cancelled.

        The Joint Plan of Reorganization authorizes the Company to issue ten million shares of common stock after the Company emerges from bankruptcy, nine million of which will be issued to the Company's general unsecured creditors in satisfaction and retirement of their claims, and one million of which will be reserved for issuance to certain members of the Company's management, directors and other employees post-reorganization. Accordingly, the Company's general unsecured creditors will be equity holders of iPCS, Inc. upon confirmation of the Joint Plan of Reorganization.

        With respect to Sprint, the Joint Plan of Reorganization provides for the following:

  •
  the assumption of the Company's affiliation agreements with Sprint, as amended to provide the Company a number of benefits;

  •
  the settlement of all claims by and between the Company and Sprint, which resulted in our write down of all prepetition claims, as set forth in the settlement agreement and mutual release; and

  •
  the payment to Sprint, in cash, of approximately $5.1 million in full and complete satisfaction of the Company's obligation to cure defaults under its affiliation agreements with Sprint.

        The Joint Plan of Reorganization also provides for various other matters relating to the Company's operations post-reorganization, including the following:

  •
  the Company's assumption of all contracts and leases that have not been previously rejected;

  •
  the appointment of Timothy M. Yager as president and chief executive officer;

  •
  the appointment of new directors to the Company's board of directors; and

  •
  the release of (a) all of the Company's officers, directors and employees, in each case, as of the date of the commencement of the hearing on the disclosure statement; (b) the Company's creditors' committee and all of its members, in their respective capacities as such; (c) the trustee under the indenture for the Company's existing senior discount notes, in its capacity as such; (d) the lenders under the Company's senior credit facility, in their capacities as such; (e) the agent for the lenders under the Company's senior credit facility, in its capacity as such; (f) the holders of the senior notes, in their capacity as such; and (g) with respect to each of the above-named persons, such person's present affiliates, principals, employees, agents, officers, directors, financial advisors, attorneys and other professionals, in their capacities as such.

        If the Company fails to obtain acceptance of its plan by the required impaired classes of creditors, any party in interest, including a creditor, an equity security holder, or a committee of the unsecured creditors may file its own plan of reorganization for the Company. No assurances can be given that the plan will be approved by the Bankruptcy Court.

(4)    Liabilities Subject to Compromise

        The components of liabilities subject to compromise as of June 30, 2004 are as follows (in thousands):

June 30, 2004
Trade accounts payable and other accrued expenses	$6,545
Payable to Sprint	11,555
Liability for rejected lease damages	2,559
Senior discount notes	206,724

$227,383

(5)    Reorganization Expense

        The following expenses are included in reorganization expense in the statements of operations for the nine months ended June 30, 2004 and 2003 (in thousands):

	For the Nine Months Ended June 30,
	2004	2003
Professional fees and other costs related to the reorganization	$6,458	$6,283
Costs relating to the closing of retail stores and rejecting leases	1,435	2,291
Write-off of unamortized discount and debt financing costs on senior discount notes	—	20,651

	$7,893	$29,225

(6)    Amendment to Sprint Agreement

        On March 26, 2004, the Company executed a settlement agreement and mutual release with Sprint, the official committee of unsecured creditors of the Company, and Toronto Dominion, as administrative agent for the Company's senior credit facility. The settlement and release agreement was signed to avoid the expense inherent with litigation and to resolve all the disputes among the parties, including those included in the various complaints filed against Sprint. The settlement and mutual release agreement was executed contemporaneously with Addendum VIII to the Sprint agreements.

        Addendum VIII is effective April 1, 2004, with Sprint retaining the right to terminate the addendum in the event the Company's plan of reorganization is not confirmed or the Company fails to pay Sprint approximately $5.1 million for the settlement of previously disputed charges. This amendment provides the Company with a number of benefits including a reduced fixed fee for various back office services and an increased roaming rate. The fee for CCPU charges per average subscriber per month is $7.25 for the remainder of 2004, $7.00 for 2005, and $6.75 for 2006. Charges included in this CCPU fee include billing, customer care, national platform and feature charges and other back office services. Under the amendment, Sprint will charge the Company $23 for each new activation. This fee is fixed through December 31, 2006. Beginning January 1, 2007, the fees for CCPU and CPGA will be adjusted based on an agreed upon formula.

        The amendments also establish a fixed reciprocal roaming rate through December 31, 2006 of $0.058 per minute for voice and 2G data minutes, and $0.0020 per kilobyte for 3G data, in each case, for all Sprint PCS subscribers and subscribers of resellers of Sprint PCS service as of the date of the amendments. These new fixed rates are more favorable to the Company than the rates Sprint PCS has established for 2004 for its PCS affiliates that have not amended their affiliate agreements with Sprint PCS. Beginning in January 2007, the Sprint PCS reciprocal roaming rate for voice and 2G and 3G data will change based on an agreed upon formula.

        The amendments provide the Company with protective rights to decline to implement certain future program requirement changes that Sprint PCS proposes that would adversely affect the Company's business. The amendments also grant the Company, through December 2006, the right to amend the Sprint agreements to obtain the most favorable term provided under affiliation agreements with another PCS affiliate of Sprint of similar size; provided that the Company must agree to accept all of the terms and conditions set forth in such other agreement. The Company also has a right of first refusal to build out new coverage within the Company's territory. If the Company does not exercise this right, then Sprint PCS may build out the new coverage, or may allow another PCS affiliate of Sprint PCS to do so, in which case Sprint PCS has the right to manage the new coverage. The Company also was granted the exclusive option until September 30, 2005, to add the Mackinac Island, Michigan market consisting of two BTAs with a total population of approximately 168,000 to its territory. The Company exercised this option on June 15, 2004.

(7)    Sprint Agreements

        Under the Sprint agreements, Sprint provides the Company significant support services such as customer service, billing, long distance transport services, national network operations support, inventory logistics support, use of the Sprint and Sprint PCS brand name, national advertising, national distribution and product development. Additionally, the Company derives substantial roaming revenue when Sprint and other Sprint affiliates' PCS wireless customers incur minutes of use in the Company's territories and incurs expense when the Company's customers incur minutes of use in Sprint and other Sprint affiliates' PCS territories. The expense is recorded in the cost of service and roaming and selling and marketing detail lines within the statement of operations. Cost of service and roaming transactions with Sprint include the 8% affiliation fee, long distance, roaming expenses, billing support and customer care support. Purchased inventory transactions relate to inventory purchased by the Company from Sprint under the Sprint agreements. Selling and marketing transactions relate to subsidized costs on wireless handsets and commissions under Sprint's national distribution program. Amounts relating to the Sprint agreements for the nine months ended June 30, 2004 and 2003, are as follows (dollars in thousands):

	For the Nine Months Ended June 30,
	2004	2003
Amounts included in the Condensed Consolidated Statements of Operations:
Service revenue	$107,097	$108,989

Roaming revenue	$34,393	$32,202

Equipment and other revenue	$132	$—

Cost of service and roaming:
Roaming	$22,932	$22,986
Customer Service	12,897	15,036
Affiliation fees	8,685	8,105
Long distance	5,946	6,384
Other	3,326	8,891

Total cost of service and roaming	$53,786	$61,402

Cost of equipment	$12,801	$9,277

Selling and marketing	$8,792	$6,126

June 30, 2004
Amounts included in the Condensed Consolidated Balance Sheet:
Receivable from Sprint	$10,733
Inventories	1,044
Payable to Sprint—not subject to compromise	26,813
Payable to Sprint—subject to compromise (see Note 4)	11,555

(8)    Reliance on Data and Services Provided by Sprint

        Sprint is a service provider for a significant portion of technical, marketing, and administrative functions. These functions include billing, customer care, credit and collections, network operations support, inventory logistics handling, long distance transport, and marketing and design of the products and services the Company sells. In addition, Sprint collects payments from customers, and according to the terms of the Sprint agreements, remits to the Company its percentage of these revenues, net of the 8% affiliation fee.

        For the nine months ended June 30, 2004 and 2003, approximately 97% of the Company's revenue was derived from data provided by Sprint. The Company reviews all charges from Sprint and disputes certain of these charges in cases where the Company does not receive enough supporting detail to validate the charges or it does not believe Sprint can charge the Company for certain expenses under the terms of the Sprint agreements. At June 30, 2004, the Company had disputed charges totaling $8.0 million of which $2.4 million were subject to compromise. The Company believes the accompanying financial statements adequately reflect its obligations that may be due to Sprint for these disputed charges.

(9)    Property and Equipment

        Property and equipment consists of the following at June 30, 2004 (dollars in thousands):

June 30, 2004
Network assets	$247,917
Computer equipment	4,554
Furniture, fixtures, and office equipment	4,008
Vehicles	879
Construction in progress	7,391

Total property and equipment	264,749
Less accumulated depreciation and amortization	(115,322)

Total property and equipment, net	$149,427

(10)    Long-Term Debt and Capital Lease Obligations

        Long-term debt consists of the following at June 30, 2004 (dollars in thousands):

June 30, 2004
Senior credit facility	$126,570
Senior notes due 2012	165,000
Senior discount notes subject to compromise	206,724
Capital lease obligations	407

Total long-term debt and capital lease obligations	498,701
Less: current portion	126,576
Less: debt subject to compromise (see Note 4)	206,724

Long-term debt and capital lease obligations, excluding current maturities	$165,401

Senior Credit Facility

        The senior credit facility contains ongoing financial covenants, including reaching defined subscriber levels, maximum annual spending on capital expenditures, attaining minimum subscriber revenues and certain levels of EBITDA, and maintaining certain leverage and other ratios such as debt to total capitalization, debt to EBITDA and EBITDA to fixed changes. The senior credit facility restricts the ability of iPCS and its subsidiaries to: create liens; incur indebtedness; make certain payments, including payments of dividends and distributions in respect of capital stock; consolidate, merge and sell assets; engage in certain transactions with affiliates; and fundamentally change its business. As of December 31, 2002, the Company was in default of certain of these covenants. Prior to the filing of Chapter 11, the lenders accelerated the debt; therefore, at June 30, 2004, all amounts under the senior credit facility have been classified as a current liability in the accompanying condensed consolidated balance sheet.

        Following the merger with AirGate, the Company proposed a new business plan for fiscal year 2002 which would have violated the EBITDA loss covenants of the senior credit facility in the second half of the fiscal year 2002. On February 14, 2002, iPCS entered into an amendment, which provided relief under the EBITDA loss covenants and modified certain other requirements. The senior credit facility was also amended in November 2002, reducing the availability of the senior credit facility by $10.0 million to $130.0 million. In exchange, iPCS' liquidity covenant was waived, as well as the minimum subscriber covenant at December 31, 2002. There is no availability under the senior credit facility.

        Under the terms of the senior credit facility, while in default, the interest rate applicable is the prime base rate plus an additional 2%. As part of the amended cash collateral order, as discussed in Note 3, the senior lenders agreed to charge interest at the prime base rate only. At June 30, 2004, the interest rate was 6.75%. As part of the Company's Joint Plan of Reorganization, as amended, as discussed in Note 3, the outstanding amount owed to the senior lenders will be paid in full. As a result, the senior lenders claim will be unimpaired and the senior lenders will be deemed by the Bankruptcy Court to have accepted the plan.

Senior Discount Notes

        The senior discount notes ("Notes") are a general unsecured obligation, subordinated in right of payment to all senior debt, including all obligations under the senior credit facility. The Notes contain covenants which restrict the Company's ability to incur additional indebtedness, pay dividends, merge, dispose of its assets, and certain other matters as defined in the Indenture. As of June 30, 2004, iPCS was in default of certain of these covenants and the entire balance outstanding for the notes was subject to compromise.

        At September 30, 2003, the Company adjusted the liability for the Notes to what the Company believes is the allowable claim amount under the indenture governing these Notes. This adjustment included the write-off of the discount associated with the notes along with the related deferred financing costs.

Senior Notes

        On April 21, 2004, iPCS Escrow Holding Company and iPCS Escrow Company were formed. iPCS Escrow Holding Company is a wholly owned direct subsidiary of iPCS, Inc. iPCS Escrow Company is a wholly owned direct subsidiary of iPCS Escrow Holding Company, and is not part of the bankruptcy estate of iPCS Inc. iPCS Escrow Company is a special purpose vehicle and was created solely to issue $165.0 million of senior notes.

        On April 22, 2004, the senior notes offering was priced at 11.5% coupon rate and the offering proceeds of $165.0 million closed into escrow on April 30, 2004. In addition, the Company funded interest of 123 days of approximately $6.5 million into the escrow account. On the effective date of the Company's reorganization, iPCS Escrow Holding Company merged with and into iPCS Inc and the notes became general unsecured obligations of iPCS, Inc. The notes contain covenants which restrict the Company's ability to incur additional indebtedness, merge, pay dividends, dispose of its assets, and certain other matters as defined in the indenture. In addition, the senior notes:

  •
  rank pari passu in right of payment with all existing and future unsecured senior indebtedness of the Company;

  •
  rank senior in right of payment to all future subordinated indebtedness of the Company; and

  •
  are unconditionally guaranteed by iPCS Wireless, Inc., iPCS Equipment, Inc. and any new domestic restricted subsidiaries of the Company.

        However, the senior notes are subordinated to all secured indebtedness of the Company to the extent of the assets securing such indebtedness, and to any indebtedness of subsidiaries of the Company that do not guarantee the senior notes.

        Interest is payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2004 to the holders of record on the immediately preceding April 15 and October 15. At any time prior to May 1, 2007, the Company may redeem up to 35% of the aggregate principal amount of the senior notes at a redemption price of 111.50% of the principal amount thereof, plus accrued and unpaid interest, and liquidated damages (as defined in the indenture), if applicable, to the redemption date with the net cash proceeds of a sale of equity interests of the Company or a contribution to the Company's common equity capital; provided that:

  •
  at least 65% of aggregate principal amount of senior notes originally issued remains outstanding immediately after the redemption; and

  •
  the redemption occurs within 45 days of the date of the closing of such sale of equity interests or contribution.

        Except pursuant to the preceding paragraph, the senior notes will not be redeemable at the Company's option prior to May 1, 2008.

        On or after May 1, 2008, the Company may redeem all or a part of the senior notes issued under the indenture upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and liquidated damages, if any, on the senior notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below, subject to the rights of holders of new notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2008	105.750%
2009	102.875%
2010 and thereafter	100.000%

        Upon a change of control as defined in the indenture, the Company will be required to make an offer to purchase the senior notes at a price equal to 101% of the aggregate principal amount of senior notes repurchased plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase.

(11)    Income Taxes

        The Company's effective income tax rate for the interim periods presented is based on management's estimate of the Company's effective tax rate for the applicable year and differs from the federal statutory income tax rate primarily due to nondeductible permanent differences, state income taxes and changes in the valuation allowance for deferred income tax assets. No benefit for federal income taxes has been recorded for the nine months ended June 30, 2004 and 2003, as the net deferred tax asset generated, primarily from temporary differences related to the net operating loss carry forwards, is offset by a full valuation allowance because the realization of those deferred tax assets is less than likely due to the Company's losses since inception.

        An "ownership change" (as defined in Internal Revenue Code Section 382 ("Section 382")) occurred on November 30, 2001, in connection with the merger with AirGate and will occur with respect to the Company's stock in connection with the Plan. An ownership change generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation's stock by more than 50% in the shorter of any three-year period or the period beginning the day after the day of the last ownership change. Section 382 will limit the Company's future ability to utilize any remaining NOLs generated before the ownership change and certain subsequently recognized "built-in" losses and deductions, if any, existing as of the date of the ownership change. The Company's ability to utilize NOLs arising after the ownership change will not be affected. As a result of the transaction on October 17, 2003 discussed in Note 1, iPCS will be included in AirGate's September 30, 2004 consolidated income tax return. Accordingly, the Company's net operating loss carryforwards could be used to offset AirGate's taxable income in 2004, subject to the Internal Revenue Service's net operating loss utilization ordering rules.

        A bankruptcy exception to the general Section 382 limitations may apply because the Company's historic stockholders and creditors holding "qualified indebtedness" (as defined for purposes of Section 382), prior to the implementation of the Plan, are anticipated to own at least 50% of its stock (by vote and value) after its implementation. Under this exception, the Company's ability to utilize pre-change NOLs would not be limited as described above, but the amount of the pre-change NOLs would be reduced by the amount of interest paid or accrued, during the current and immediately preceding three years, on the Notes in respect of which stock was issued. The NOL adjustment for interest expenses would be made prior to the tax attribute reductions described above. Under this exception, if the Company incurs a second ownership change within two years of the change incurred as a result of the Plan, it would be unable to use any of its pre-change NOLs. The Company believes it qualifies for the bankruptcy exception and is analyzing whether it will be advantageous to have it apply or to elect for it not to apply.

(12)    Related Party Transactions

  (a)
  AirGate Service Company

        AirGate Service Company, Inc. ("ServiceCo.") was formed to provide management services to both AirGate and the Company. ServiceCo. is a wholly-owned restricted subsidiary of AirGate. ServiceCo. expenses are allocated between AirGate and the Company based on the percentage of subscribers each contribute to the total number of subscribers. At September 30, 2003, the Company's percentage of total subscribers was 38%.

        On January 27, 2003, the Company hired Timothy Yager, its President and Chief Executive Officer prior to the merger with AirGate, as chief restructuring officer. In order to facilitate the transition of management services from ServiceCo. to the Company, an amendment to the ServiceCo. agreement was signed on February 21, 2003. This amendment allowed the Company to cancel ServiceCo. services with thirty days notice. The Company began canceling services as of March 31, 2003, and by September 30, 2003, all services provided by ServiceCo. had been cancelled. For the nine months ended June 30, 2003, the Company incurred net expenses of $2.7 million to ServiceCo.

        The Company has completed arms-length transactions in the normal course of business with AirGate. These transactions include roaming revenue and expenses, inventory purchases and sales and purchases and sales of network operating equipment, as further described below.

        In the normal course of business under the Company's Sprint agreements, the Company's subscribers incur minutes of use in AirGate's territory which results in roaming expense for the Company. Likewise AirGate's customers incur minutes of use in the Company's territory resulting in roaming revenue. For the period from October 1, 2002 to February 23, 2003, the Company received roaming revenue from AirGate of $0.4 million, and the Company incurred roaming expense for its customers' roaming in AirGate's territory of $0.6 million. The reciprocal roaming rate charged and other terms are established under the Company's Sprint agreements. There were no other transactions with AirGate during the nine months ended June 30, 2003.

        Management believes the terms and conditions of each of the transactions described above are comparable to those that could have been obtained in transactions with unrelated parties.

  (b)
  YMS Services

        As discussed above, at the request of the senior lenders and the majority holders of the senior discount notes, on January 27, 2003, the Company signed a restructuring management services agreement with YMS Management, L.L.C. to perform restructuring management services for the Company and to appoint a Chief Restructuring Officer ("CRO"). The Company appointed Timothy Yager as CRO at the time the agreement was signed. Under the terms of this agreement, YMS receives a weekly fee of $15,000, plus reimbursement for reasonable administrative expenses plus a success fee, as defined in the agreement. During the nine months ended June 30, 2004 and 2003, the Company incurred expenses of $0.6 million and $0.4 million, respectively, to YMS Management, L.L.C.

(13)    Litigation

        As a result of the Company's Chapter 11 filing, an automatic stay was imposed against the commencement of legal proceedings against the Company outside of Bankruptcy Court.

        On February 23, 2003, the Company filed a complaint in Bankruptcy Court against Sprint Corporation, Sprint Spectrum, L.P., WirelessCo, L.P. and SprintCom, Inc. alleging Sprint had breached the Sprint agreements. Prior to the filing of the complaint, the Company declared an event of termination and exercised its right to demand that Sprint buy the Company for 88 percent of its business value. Sprint has asserted that there has been no breach of contract and therefore the "put" demand was legally ineffective. To date Sprint and the Company have responded to initial discovery requests.

        Subsequent to the date of the Company's complaint against Sprint, Toronto Dominion, as the Administrative Agent for the Company's senior credit facility, and the official committee of the unsecured creditors of the Company have filed actions against Sprint. In addition, two other Sprint affiliates have filed complaints against Sprint. Because of the multiple lawsuits filed in four different federal courts, on September 25, 2003, Sprint filed a motion before the Multi-district litigation ("MDL") judicial panel to transfer and consolidate the five suits against Sprint. A hearing was held before the MDL panel on January 29, 2004, and on February 12, 2004, the panel denied Sprint's request.

        As discussed in Note 6, on March 26, 2004 the Company executed a settlement and mutual release with Sprint, the official committee of unsecured creditors of the Company and Toronto Dominion, as administrative agent for the Company's senior credit facility.

        On October 1, 2003, AT&T filed an administrative proof of claim in the amount of $5.1 million for services provided to the Company from February 23, 2003 through June 24, 2003, and a pre-petition proof of claim in the amount of $1.7 million for services provided to the Company prior to the Company's Chapter 11 filing, both of which claims the Company disputes. In connection with the Company's Plan of Reorganization, the Company agreed to deposit $0.7 million in escrow pending resolution of both of these disputed claims.

        On August 31, 2004, AT&T filed a cure claim for $4.1 million, contending that $1.5 million of the amount set forth in the pre-petition proof of claim, and $2.5 million of the amount set forth in the administrative proof of claim are presently due in cash as cure amounts resulting from an alleged assumption arising from the confirmation of the Company's Plan of Reorganization, which the Company also disputes. Also on August 31, 2004, AT&T amended its administrative proof of claim originally filed on October 1, 2003, by reducing it from $5.1 million to $2.6 million. If AT&T's claims are allowed as valid, AT&T would have a $0.2 million pre-petition claim payable in stock under the Company's Plan of Reorganization, with the remaining claims (both cure and administrative) payable in $6.6 million of cash.

        Both the administrative and pre-petition claims between AT&T and the Company have been consolidated in claims proceedings pending before the Bankruptcy Court. The Company has until September 30, 2004 to file a response to the cure claim and intends to request that the Company's dispute on the cure claim be consolidated with the administrative and pre-petition claim dispute. The Company is currently in the discovery stage of the proceedings with respect to the administrative and pre-petition claims. If the Company cannot reach a settlement regarding these disputes after discovery, the Bankruptcy Court will determine the outcome. The Company believes the accompanying consolidated financial statements adequately reflect its obligations to AT&T for these services provided.

(14)    Consolidating Financial Information

        The Notes are fully, unconditionally, and joint and severally guaranteed by iPCS Wireless, Inc. and iPCS Equipment, Inc., which are wholly owned subsidiaries of iPCS, Inc. The following consolidating financial information as of June 30, 2004 and for the nine months ended June 30, 2004 and 2003 is presented for iPCS, Inc., iPCS Wireless, Inc. and iPCS Equipment, Inc. (in thousands):

Condensed Consolidating Balance Sheet as of June 30, 2004

	iPCS Inc.	iPCS Wireless	iPCS Equipment	iPCS Escrow	Eliminations	iPCS Consolidated
Cash and cash equivalents	$—	$18,894	$(123)	$—	$—	$18,771
Other current assets	414,223	86,272	16,174	179,575	(493,775)	202,469

Total current assets	414,223	105,166	16,051	179,575	(493,775)	221,240
Property and equipment, net	—	128,034	21,503	—	(110)	149,427
Other noncurrent assets	—	4,920	—	1,435	—	6,355
Investment in subsidiaries	(407,950)	—	—	—	407,950	—

Total assets	$6,273	$238,120	$37,554	$181,010	$(85,935)	$377,022

Current liabilities	$195	$592,582	$55,499	19,100	$(493,885)	$173,491
Long-term debt	—	401	—	165,000	—	165,401
Other long-term liabilities	—	11,393	—	—	—	11,393

Total liabilities not subject to compromise	195	604,376	55,499	184,100	(493,885)	350,285

Liabilities subject to compromise	206,724	20,628	31	—	—	227,383

Stockholders' equity (deficiency)	(200,646)	(386,884)	(17,976)	(3,090)	407,950	(200,646)

Total liabilities and stockholders' equity (deficiency)	$6,273	$238,120	$37,554	$181,010	$(85,935)	$377,022

 Condensed Consolidating Statement of Operations for the Nine Months Ended June 30, 2004

	iPCS Inc.	iPCS Wireless	iPCS Equipment	iPCS Escrow	Eliminations	iPCS Consolidated
Total revenues	$—	$145,862	$5,582	—	$(5,582)	$145,862
Cost of revenues	—	(99,437)	(2,165)	—	5,571	(96,031)
Selling and marketing	—	(20,976)	—	—	—	(20,976)
General and administrative	(104)	(3,444)	(1)	(1)	—	(3,550)
Depreciation and amortization	—	(25,085)	(3,511)	—	—	(28,596)
Loss on disposal of property and equipment	—	(22)	(11)	—	20	(13)
Reorganization expense	(1)	(7,876)	(16)	—	—	(7,893)

Total operating expenses	(105)	(156,840)	(5,704)	(1)	5,591	(157,059)

Other, net	21,494	(26,242)	(2,035)	(3,089)	—	(9,872)
Loss in subsidiaries	(42,467)	—	—	—	42,467	—

Net loss	$(21,078)	$(37,220)	$(2,157)	(3,090)	$42,476	$(21,069)

Condensed Consolidating Statement of Operations for the Nine Months Ended June 30, 2003

	iPCS Inc.	iPCS Wireless	iPCS Equipment	Eliminations	iPCS Consolidated
Total revenues	$—	$144,836	$7,422	$(7,422)	$144,836
Cost of revenues	—	(112,930)	(4,539)	7,869	(109,600)
Selling and marketing	—	(21,811)	—	—	(21,811)
General and administrative	(461)	(4,136)	—	—	(4,597)
Depreciation and amortization	—	(27,380)	(3,406)	—	(30,786)
Loss on disposal of property and equipment	—	(5)	—	(466)	(471)
Reorganization expense	(21,836)	(7,381)	(8)	—	(29,225)

Total operating expenses	(22,297)	(173,643)	(7,953)	7,403	(196,490)

Other, net	9,837	(25,227)	(2,586)	—	(17,976)
Loss in subsidiaries	(57,151)	—	—	57,151	—

Net loss	$(69,611)	$(54,034)	$(3,117)	$57,132	$(69,630)

Condensed Consolidating Statement of Cash Flows for the Nine Months Ended June 30, 2004

	iPCS Inc.	iPCS Wireless	iPCS Equipment	iPCS Escrow	Eliminations	iPCS Consolidated
Operating activities	$21,584	$(4,190)	$1,359	(3,067)	$8	$15,694
Investing activities	—	(4,843)	(3,706)	(3,417)	(8)	(11,974)
Financing activities	(21,584)	9,758	2,739	6,484	—	(2,603)

Increase in cash and cash equivalents	—	725	392	—	—	1,117
Cash and cash equivalents at beginning of period	—	18,169	(515)	—	—	17,654

Cash and cash equivalents at end of period	$—	$18,894	$(123)	$—	$—	$18,771

Condensed Consolidating Statement of Cash Flows for the Nine Months Ended June 30, 2003

	iPCS Inc.	iPCS Wireless	iPCS Equipment	Eliminations	iPCS Consolidated
Operating activities	$19,712	$(13,798)	$(4,745)	$(20)	$1,149
Investing activities	—	(17,501)	6,411	19	(11,071)
Financing activities	(20,023)	20,399	(2,668)	1	(2,291)

Decrease in cash and cash equivalents	(311)	(10,900)	(1,002)	—	(12,213)
Cash and cash equivalents at beginning of period	311	26,282	995	—	27,588

Cash and cash equivalents at end of period	$—	$15,382	$(7)	$—	$15,375

(15)    Fresh Start Accounting

        The Company's emergence from Chapter 11 proceedings will result in a new reporting entity and adoption of fresh start accounting in accordance the American Institute of Certified Public Accountants Statement of Position 90-7 ("SOP 90-7"). For accounting purposes, the Company will assume a fresh start date of July 1, 2004. The consolidated financial statements as of June 30, 2004 do not give effect to any adjustments in the carrying values of assets or liabilities that will be recorded upon implementation of the Plan of Reorganization.

        The following unaudited pro forma financial information reflects the implementation of the Plan as if the Plan had been effective on June 30, 2004. Reorganization adjustments have been estimated in the pro forma financial information to reflect the discharge of debt and the adoption of fresh start accounting in accordance with SOP 90-7. The estimated reorganization value of the Company of $95.0 million, which served as the basis for the Plan approved by the bankruptcy court, was used to determine the value allocated to the assets and liabilities of the Reorganized Company in proportion to their relative fair values and is in conformity with SFAS No. 141 "Business Combinations".

        Estimated reorganization adjustments in the pro forma balance sheet result primarily from the:

    •
    recognition of fresh start accounting adjustments to assets and liabilities at their fair market value;

    •
    cancellation of the existing senior discount notes and other unsecured non-convenience claims in exchange for equity in the reorganized company;

    •
    forgiveness and settlement of the Company's pre-petition debt;

    •
    issuance of new common stock pursuant to the Plan;

    •
    payment of various administrative and other claims associated with the Company's emergence from Chapter 11

    •
    repayment in full of the Company's senior secured credit facility

    •
    payment of financing costs associated with the issuance of senior discount notes

    •
    resolution of post-petition disputed amounts with Sprint.

 iPCS Inc. and Subsidiaries
Condensed Consolidated Unaudited Pro forma Balance Sheet as of June 30, 2004
(dollars in thousands)

	Historical	Reorganization		Fresh start Adjustments		Pro forma
Cash and cash equivalents	$18,771	23,687	(a)(b)(c)(d)(e)(f)			$42,458
Restricted cash	168,417	(168,417	)(f)			—
Other current assets	34,052	(3,215	)(f)			30,837

Total current assets	221,240	(147,945)		—		73,295

Property and equipment, net	149,427			(19,427	)(h)	130,000
Customer relationships				20,700	(j)	20,700
Sprint affiliation agreement				71,079	(j)	71,079
Financing costs	3,741	3,559	(e)			7,300
Direct customer activation costs	1,627			(1,627	)(i)	—
Other assets	987	(700	)(a)			287

Total assets	$377,022	$(145,086)		$70,725		$302,661

Current liabilities, excluding senior credit facility	$46,921	(7,188	)(c)(d)(f)			$39,733
Senior credit facility	126,570	(126,570	)(f)	—		—
Long-term debt	165,401					165,401
Direct customer activation fee revenue	2,734			(2,734	)(i)	—
Deferred lower gain	6,132			(6,132	)(i)	—
Other long-term liabilities	2,527					2,527

Total liabilities not subject to compromises	350,285	(133,758)		(8,866)		207,661

Liabilities subject to compromise	227,383	(227,383	)(a)(g)			—
Stockholders' equity (deficiency)	(200,646)	216,055	(c)(g)	79,591	(j)	95,000

Total liabilities and stockholders' equity (deficiency)	$377,022	$(145,086)		$70,725		$302,661

(a)
Reflects the estimated payments of claims for liabilities subject to compromise, accrued expenses, lease rejection damages and administrative claims of $2,523, net of $700 held in deposit.

(b)
Reflects the payment of reorganization expenses of $8,300 related to legal fees and professional success fees for the Company's chief restructuring officer and the advisors to the Company's unsecured creditors.

(c)
Reflects the payment to Sprint PCS of $5,100 as resolution of outstanding post-petition disputed amounts. The resolution also included a favorable adjustment to the statement of operations of $500.

(d)
Reflects the payments of prepetition priority property tax claims of $1,565.

(e)
Reflects the write off of unamortized deferred financing fees related to the senior credit facility of $2,305 and the payment for additional financing fees for the new senior note offering of $5,864.

(f)
Reflects the payment of principal of $126,570 and interest of $23 from the escrowed proceeds from the new senior notes and prepaid interest funded by the Company at closing.

(g)
Reflects the write off of the existing senior discount notes and other Class 5 non-convenience claims in exchange for equity of the reorganized Company.

(h)
Reflects the fresh start accounting adjustment of property and equipment to an estimated fair value of $130,000.

(i)
Reflects the fresh start accounting adjustments to deferred activation fee costs, deferred activation fee revenue and deferred tower gain to reflect their fair value of $0.

(j)
Reflects the fresh start adjustment to reflect the reorganization value in excess of net assets and has preliminarily been allocated to the intangible assets of Customer relationships and the Sprint affiliation agreement.

        These adjustments were based upon the preliminary work of the Company and financial consultants utilizing both appraisals and commonly used discounted cash flow valuation methods to determine the relative fair values of the Company's assets and liabilities. The allocation of the reorganization value to individual assets and liabilities may change based upon the final valuation and may result in differences to the fresh start adjustments and allocated values estimated in this pro forma information.

(16)    Subsequent Events

        On July 15, 2004, the Company's board of directors approved the 2004 long-term incentive plan, as provided under the Plan of Reorganization. Under the incentive plan, the Company may grant to employees, directors and consultants of the Company incentive and non-qualified stock options, stock appreciation rights (SARs), restricted and unrestricted stock awards and cash incentive awards. The maximum number of shares of stock that may be awarded to participants is 1,000,000. Up to 500,000 shares may be issued in conjunction with awards other than options and SARs. Also as provided under the Plan of Reorganization, on July 15, 2004, the board approved employment agreements for four of the Company's executives. With the employment agreements, 250,000 stock and stock unit awards and 467,500 options with a grant price of $10.27 were awarded to these executives on July 20, 2004. In addition, 37,500 options with a grant price of $10.27 were awarded to non-employee directors on July 20, 2004. Approximately $2.6 million will be recorded as compensation expense related to the grant of stock and stock unit awards. There will be no compensation expense recorded for the stock option grants because the exercise price was equal to the fair market value of a share of stock as of the grant date.

        The Plan was approved on July 9, 2004 and declared effective on July 20, 2004. On the effective date the following occurred:

  •
  the proceeds of the $165.0 million senior note offering held in escrow were released from escrow and were used to pay off the Class 3 Pre-petition Lender Claims, fees owed to the underwriters of the senior notes offering and the settlement amount owed to Sprint of approximately $5.1 million (see Note 6);

  •
  undisputed Class 5 Convenience Claims were paid from the Company's general operating account and shares of the Company's new common stock were either distributed to or held in reserve for holders of Class 4 General Unsecured Claims in Excess of $10,000;

  •
  iPCS Escrow Company merged with and into iPCS Escrow Holding Company and iPCS Escrow Holding Company merged with and into iPCS, Inc. and the senior notes became senior unsecured obligations of iPCS, Inc. that are jointly and severally guaranteed by all of its existing and future domestic restricted subsidiaries;

  •
  Timothy Yager, the former Chief Restructuring Officer of the Company, was named President and Chief Executive Officer and a director of the Company; and

  •
  the size of the Company's board of directors was increased by four members.

        On September 8, 2004, we signed an agreement with TCP Communications, LLC whereby we agreed to sell up to 92 of our owned towers to TCP Communications. The towers are priced individually and the sale of all 92 towers would provide us with gross proceeds of approximately $16.5 million. After the sale, we will lease space on the towers sold to TCP Communications at rates and terms consistent with that of our existing leases. The transaction is expected to close in several installments during calendar year 2004 and is subject to exclusion of towers by TCP Communications based on its due diligence and other customary closing conditions.

$165,000,000
Exchange Offer
iPCS, INC.
11 1/2% Senior Notes due 2012

PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

        The Restated Certificate of Incorporation of iPCS, Inc. ("iPCS") provides that the liability of the directors of iPCS to iPCS or any of its stockholders for monetary damages arising from acts or omissions occurring in their capacity as directors shall be limited to the fullest extent permitted by the laws of Delaware or any other applicable law. This limitation does not apply with respect to any action in which a director would be liable under Section 174 of the General Corporation Law of the State of Delaware nor does it apply with respect to any liability in which a director:

  •
  breached his or her duty of loyalty to iPCS or its stockholders;
  •
  did not act in good faith or, in failing to act, did not act in good faith;
  •
  acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or
  •
  derived an improper personal benefit.

        iPCS's Restated Certificate of Incorporation provides that iPCS shall indemnify its directors, officers, employees and agents and former directors and officers to the fullest extent permitted by the laws of Delaware or any other applicable law. Pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware, iPCS has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of iPCS) by reason of the fact that he or she is or was a director, officer, employee or agent of iPCS, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of iPCS and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        The power to indemnify applies to actions brought by or in the right of iPCS as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply. The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

        iPCS has directors' and officers' liability insurance covering its directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling iPCS pursuant to the foregoing provisions, iPCS has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

(a)
A list of exhibits filed with this registration statement is contained in the index to exhibits which is incorporated by reference.

(b)
Financial Statement Schedules:

        No financial statement schedules are filed because the required information is not applicable or is included in the financial statements or related notes.

(c)
Not applicable.

Item 22. Undertakings

        Each of the undersigned registrants hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(6)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(7)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, each of the registrants has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Schaumburg, State of Illinois, on the 9th day of September, 2004.

iPCS, INC.
By:	/s/ TIMOTHY M. YAGER Timothy M. Yager Director, President and Chief Executive Officer
iPCS WIRELESS, INC.; iPCS EQUIPMENT, INC.
By:	/s/ TIMOTHY M. YAGER Timothy M. Yager Director, President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Timothy M. Yager and Stebbins B. Chandor, Jr., and each of them, with full power to act without the other, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with exhibits thereto, and any and all documents in connection therewith, with the U.S. Securities and Exchange Commission, or with any other regulatory authority, and hereby grants unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

/s/ TIMOTHY M. YAGER Timothy M. Yager	Director, President and Chief Executive Officer, (iPCS, Inc.; iPCS Wireless, Inc.; iPCS;Equipment, Inc.) (Principal Executive Officer	September 9, 2004
/s/ TIMOTHY C. BABICH* Timothy C. Babich	Director (iPCS, Inc.)	September 9, 2004
/s/ DONALD L. BELL* Donald L. Bell	Director (iPCS, Inc.)	September 9, 2004
/s/ EUGENE I. DAVIS Eugene I. Davis	Director (iPCS, Inc.)	September 9, 2004
/s/ ERIC F. ENSOR* Eric F. Ensor	Director (iPCS, Inc)	September 9, 2004
/s/ JAMES J. GAFFNEY* James J. Gaffney	Director (iPCS, Inc.)	September 9, 2004
/s/ KEVIN M. ROE* Kevin M. Roe	Director (iPCS, Inc.)	September 9, 2004
/s/ STEBBINS B. CHANDOR, JR.* Stebbins B. Chandor, Jr.
	Executive Vice President Operations and Chief Financial Officer (iPCS, Inc.; iPCS Wireless, Inc.; and iPCS Equipment, Inc.) (Principal Financial Officer) (Director—iPCS Wireless, Inc. and iPCS Equipment, Inc.)	September 9, 2004
/s/ PATRICIA M. GRETEMAN* Patricia M. Greteman	Vice President and Controller (iPCS, Inc.; iPCS Wireless, Inc.; and iPCS Equipment, Inc.) (Principal Accounting Officer) Director (iPCS Wireless, Inc. and iPCS Equipment, Inc.)	September 9, 2004
*By:	/s/ TIMOTHY M. YAGER Timothy M. Yager Attorney-in-fact	September 9, 2004

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
1.1
Purchase Agreement, dated April 22, 2004, by and among iPCS Escrow Company, iPCS, Inc., iPCS Wireless, Inc., iPCS Equipment, Inc., Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. (filed as an exhibit to the Registration Statement filed on August 5, 2004)
2.1	Second Amended and Restated Joint Plan of Reorganization for iPCS, Inc., iPCS Wireless, Inc. and iPCS Equipment, Inc., dated as of May 26, 2004 (filed as an exhibit to the Registration Statement filed on August 5, 2004)
2.2	Technical Amendment to Second Amended and Restated Joint Plan of Reorganization for iPCS, Inc., iPCS Wireless, Inc. and iPCS Equipment, Inc., dated as of July 8, 2004 (filed as an exhibit to the Registration Statement filed on August 5, 2004)
2.3	Modification to Second Amended and Restated Joint Plan of Reorganization for iPCS, Inc., iPCS Wireless Inc. and iPCS Equipment, Inc., dated as of July 8, 2004 (filed as an exhibit to the Registration Statement filed on August 5, 2004)
2.4	Findings of Fact, Conclusions of Law and Order under U.S.C. Section 1129(a) and (b) and Fed. R. Bankr. P. 3020 confirming the Second Amended Joint Plan of Reorganization of iPCS, Inc., iPCS Wireless, Inc. and iPCS Equipment, Inc., Debtors and Debtors-In-Possession, as modified, dated as of July 8, 2004 (filed as an exhibit to the Registration Statement filed on August 5, 2004)
3.1	Amended and Restated Certificate of Incorporation of iPCS, Inc. (filed as an exhibit to the Registration Statement filed on August 5, 2004)
3.2	Amended and Restated Bylaws of iPCS, Inc. (filed as an exhibit to the Registration Statement filed on August 5, 2004)
3.3	Certificate of Incorporation of iPCS Wireless, Inc. (Incorporated by reference to Exhibit 3.4 to the registration statement on Form S-4 filed by the Registrants with the Commission on January 8, 2001 (SEC File No. 333-47688))
3.4	Bylaws of iPCS Wireless, Inc. (Incorporated by reference to Exhibit 3.5 to the registration statement on Form S-4 filed by the Registrants with the Commission on January 8, 2001 (SEC File No. 333-47688) )
3.5	Certificate of Incorporation of iPCS Equipment, Inc. (Incorporated by reference to Exhibit 3.6 to the registration statement on Form S-4 filed by the Registrants with the Commission on January 8, 2001 (SEC File No. 333-47688))
3.6	Bylaws of iPCS Equipment, Inc. (Incorporated by reference to Exhibit 3.7 to the registration statement on Form S-4 filed by the Registrants with the Commission on January 8, 2001 (SEC File No. 333-47688))
4.1	Indenture, dated as of April 30, 2004, by and among iPCS Escrow Company, iPCS, Inc., iPCS Equipment, Inc., iPCS Wireless, Inc. and U.S. Bank National Association, Trustee (filed as an exhibit to the Registration Statement filed on August 5, 2004)
4.2	Registration Rights Agreement, dated as of April 30, 2004, by and among iPCS Escrow Company, iPCS, Inc., iPCS Wireless, Inc., iPCS Equipment, Inc., Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. (filed as an exhibit to the Registration Statement filed on August 5, 2004)

4.3	Common Stock Registration Rights Agreement, dated as of July 20, 2004, by and among iPCS, Inc., affiliates of Silver Point Capital, affiliates of American International Group and the Timothy M. Yager 2001 Trust (Incorporated by reference to Exhibit 4.2 to the registration statement on Form S-1 filed by the Registrant with the Commission on August 5, 2004 (SEC File No. 333-117944))
5.1	Legal Opinion of Mayer, Brown, Rowe & Maw LLP (filed as an exhibit to the Registration Statement filed on August 5, 2004)
10.1*	Sprint PCS Management Agreement dated as of January 22, 1999 between WirelessCo, L.P., Sprint Spectrum, L.P., SprintCom, Inc., and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) as amended by Addendum I through Addendum V thereto (Incorporated by reference to exhibit 10.1 to the registration statement on Form S-4 filed by the Registrants with the Commission on January 9, 2001 (SEC File No. 333-47688))
10.2	Addendum VI to Sprint PCS Management Agreement (Incorporated by reference to Exhibit 10.40 to the annual report on Form 10-K by the Registrants with the Commission on March 29, 2001))
10.3	Addendum VII to Sprint PCS Management Agreement (filed as an exhibit to the Registration Statement filed on August 5, 2004)
10.4	Addendum VIII to Sprint PCS Management Agreement (filed as an exhibit to the Registration Statement filed on August 5, 2004)
10.5	Addendum IX to Sprint PCS Management Agreement (filed as an exhibit to the Registration Statement filed on August 5, 2004)
10.6*	Sprint PCS Services Agreement dated as of January 22, 1999 by and between Sprint Spectrum, L.P. and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) (Incorporated by reference to Exhibit 10.2 to the registration statement on Form S-4 filed by the Registrants with the Commission on January 8, 2001 (SEC File No. 333-47688))
10.7*	Sprint Trademark and Service Mark License Agreement dated as of January 22, 1999 between Sprint Communications Company, L.L.C. and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) (Incorporated by reference to Exhibit 10.3 to the registration statement on Form S-4 filed by the Registrants with the Commission on January 8, 2001 (SEC File No. 333-47688))
10.8*	Sprint Spectrum Trademark and Service Mark License Agreement dated as of January 22, 1999 between Sprint Spectrum L.P. and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) (Incorporated by reference to Exhibit 10.4 to the registration statement on Form S-4 filed by the Registrants with the Commission on January 8, 2001 (SEC File No. 333-47688))
10.9	Master Lease Agreement dated as of August 31, 2000 between iPCS Wireless, Inc. and Trinity Wireless Towers, Inc. (Incorporated by reference to Exhibit 10.43 to the annual report on Form 10-K405 filed by the Registrants with the Commission on March 29, 2001)
10.10	Master Tower Space Reservation and License Agreement dated as of July 20, 2002 by and between American Tower, L.P. and iPCS Wireless, Inc. (filed as an exhibit to the Registration Statement filed on August 5, 2004)

10.11	Restructuring Management Services Agreement between iPCS, Inc. and YMS Management LLC dated as of January 27, 2003, as amended (filed as an exhibit to the Registration Statement filed on August 5, 2004)
10.12	iPCS, Inc. 2004 Long-Term Incentive Plan, dated as of July 20, 2004 (filed as an exhibit to the Registration Statement filed on August 5, 2004)
10.13	Employment Agreement, dated as of July 20, 2004, by and between Timothy M. Yager and iPCS Wireless, Inc. (filed as an exhibit to the Registration Statement filed on August 5, 2004)
10.14	Employment Agreement, dated as of July 20, 2004, by and between Stebbins B. Chandor, Jr. and iPCS Wireless, Inc. (filed as an exhibit to the Registration Statement filed on August 5, 2004)
10.15	Employment Agreement, dated as of July 20, 2004, by and between Patricia M. Greteman and iPCS Wireless, Inc. (filed as an exhibit to the Registration Statement filed on August 5, 2004)
10.16	Employment Agreement, dated as of July 20, 2004, by and between Craig A. Kinley and iPCS Wireless, Inc. (filed as an exhibit to the Registration Statement filed on August 5, 2004)
10.17	Form of Incentive Stock Option Agreement (filed as an exhibit to the Registration Statement filed on August 5, 2004)
10.18	Form of Non-Qualified Stock Option Agreement (filed as an exhibit to the Registration Statement filed on August 5, 2004)
10.19	Form of Director Non-Qualified Stock Option Agreement (filed as an exhibit to the Registration Statement filed on August 5, 2004)
10.20	Timothy M. Yager's Unit Agreement, dated as of July 20, 2004 (filed as an exhibit to the Registration Statement filed on August 5, 2004)
21.1	Subsidiaries of iPCS, Inc. (filed as an exhibit to the Registration Statement filed on August 5, 2004)
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of KPMG LLP
23.3	Consent of Mayer, Brown, Rowe & Maw LLP (Contained in legal opinion filed as Exhibit 5.1 to the Registration Statement filed on August 5, 2004)
24.1	Power of Attorney (contained in signature pages to the registration statement and in the Registration Statement filed on August 5, 2004)
25.1	Form T-1 Statement of Eligibility under The Trust Indenture Act of 1939 of U.S. Bank National Association (filed as an exhibit to the Registration Statement filed on August 5, 2004)
99.1**	Form of Letter of Transmittal
99.2**	Form of Notice of Guaranteed Delivery

*
Confidential treatment has been requested on portions of these documents.

**
To be filed by amendment.

QuickLinks

CO-REGISTRANT INFORMATION
TABLE OF CONTENTS
IMPORTANT NOTICE TO READERS
FORWARD-LOOKING STATEMENTS
MARKET AND OTHER DATA
PROSPECTUS SUMMARY
RISK FACTORS
THE REORGANIZATION
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL INFORMATION
THE EXCHANGE OFFER
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
BUSINESS
MANAGEMENT
Summary Compensation Table
PRINCIPAL STOCKHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF NEW NOTES
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AVAILABLE INFORMATION
iPCS, Inc. and Subsidiaries INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
iPCS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) CONSOLIDATED BALANCE SHEETS (Dollars in thousands, except share and per share amounts)
iPCS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands)
iPCS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND EQUITY (DEFICIENCY) (In thousands, except share data)
iPCS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
iPCS, Inc. and Subsidiaries (Debtor-in-Possession) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years Ended September 30, 2003 and 2002 and the Nine Months Ended September 30, 2001
Condensed Consolidating Balance Sheet as of September 30, 2003
Condensed Consolidating Statement of Operations for the Year Ended September 30, 2003
Condensed Consolidating Statement of Cash Flows For the Year Ended September 30, 2003
Condensed Consolidating Balance Sheet as of September 30, 2002
Condensed Consolidating Statement of Operations For the Year Ended September 30, 2002
Condensed Consolidating Statement of Cash Flows For the Year Ended September 30, 2002
Condensed Consolidating Statement of Operations For the Nine Months Ended September 30, 2001
Condensed Consolidating Statement of Cash Flows For the Nine Months Ended September 30, 2001
iPCS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED) (Dollars in thousands, except share and per share amounts)
iPCS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (In thousands)
iPCS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (In thousands)
iPCS, Inc. and Subsidiaries (Debtor-in-Possession) NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS Nine Months Ended June 30, 2004 and 2003
Condensed Consolidating Balance Sheet as of June 30, 2004
Condensed Consolidating Statement of Operations for the Nine Months Ended June 30, 2004
Condensed Consolidating Statement of Operations for the Nine Months Ended June 30, 2003
Condensed Consolidating Statement of Cash Flows for the Nine Months Ended June 30, 2003
iPCS Inc. and Subsidiaries Condensed Consolidated Unaudited Pro forma Balance Sheet as of June 30, 2004 (dollars in thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers
  Item 21. Exhibits and Financial Statement Schedules
  Item 22. Undertakings
SIGNATURES
INDEX TO EXHIBITS